As filed with the Securities and Exchange Commission on September 18, 2018
Registration No. 333-227206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GUARDANT HEALTH, INC.
(Exact name of registrant as specified in its charter)

Delaware	8071	45-4139254
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
505 Penobscot Dr.
Redwood City, California 94063
Telephone: (855) 698-8887
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Helmy Eltoukhy
Chief Executive Officer and Co-Founder
505 Penobscot Dr.
Redwood City, California 94063
Telephone: (855) 698-8887
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Charles K. Ruck B. Shayne Kennedy Brian J. Cuneo Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Telephone: (714) 540-1235 Fax: (714) 755-8290	Michael Wiley Chief Legal Officer 505 Penobscot Dr. Redwood City, California 94063 Telephone: (855) 698-8887 Fax: (888) 974-4258	Charles S. Kim David Peinsipp Andrew S. Williamson Cooley LLP 4401 Eastgate Mall San Diego, California 92121 Telephone: (858) 550-6000 Fax: (858) 550-6420

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)(3)
Common Stock, $0.00001 par value per share	$100,000,000	$12,450

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated September 18, 2018
Preliminary prospectus
                  shares
Common stock
This is an initial public offering of shares of common stock by Guardant Health, Inc. We are offering                 shares of our common stock to be sold in the offering. The initial public offering price is expected to be between $          and $           per share.
Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “GH.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain public company reporting requirements.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Guardant Health, Inc., before expenses	$	$

(1)    See “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to            additional shares of common stock.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 12.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about                     , 2018.

J.P. Morgan		BofA Merrill Lynch

Cowen	Leerink Partners	William Blair

.                    , 2018

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Through and including               , 2018 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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Prospectus summary
The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk factors,” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Guardant Health,” “Guardant,” “the Company,” “we,” “us” and “our” refer to Guardant Health, Inc. and its consolidated subsidiaries.
Overview
We are a leading precision oncology company focused on helping conquer cancer globally through use of our proprietary blood tests, vast data sets and advanced analytics. We believe that the key to conquering cancer is unprecedented access to its molecular information throughout all stages of the disease, which we enable by a routine blood draw, or liquid biopsy. Our Guardant Health Oncology Platform is designed to leverage our capabilities in technology, clinical development, regulatory and reimbursement to drive commercial adoption, improve patient clinical outcomes and lower healthcare costs. In pursuit of our goal to manage cancer across all stages of the disease, we have launched our liquid biopsy tests, Guardant360 and GuardantOMNI, for advanced stage cancer, which fuel our programs developing tests for recurrence and early detection, LUNAR-1 and LUNAR-2, respectively. Guardant360, which we launched in 2014, has been used by more than 5,000 oncologists, over 40 biopharmaceutical companies and all 27 National Comprehensive Cancer Network, or NCCN, Centers, and we believe it is the world’s market leading comprehensive liquid biopsy test based on the number of tests sold in 2017.
Precision oncology, as it is practiced today, is primarily focused on matching cancer patients to personalized treatments based on the underlying molecular profile of their tumors. There is a critical need to expand the scope of precision oncology to enable precise detection, monitoring and selection of the appropriate intervention as early in the disease state as possible. We believe a major challenge to achieving this is the limited access to cancer’s molecular information. Traditionally, access to this information requires collection of tumor tissue through a tissue biopsy or surgery. A tissue biopsy procedure, however, is often invasive, time-consuming and costly, which limits the utility of tissue tests. Moreover, tissue tests are infeasible for applications such as screening for early detection of cancer.
Our liquid biopsy-based tests are comprehensive and address many of the challenges of tissue biopsies. We believe our tests can expand the scope of precision oncology to earlier stages of the disease, improve patient outcomes and lower healthcare costs. We estimate the market opportunity for our current commercial and pipeline products is over $35 billion in the United States, comprising applications for both clinicians and biopharmaceutical customers and addressing early to late-stage disease. Our target markets, products and development programs include:
Therapy selection for late stage cancer patients.

•
Based on estimates of the number of late stage cancer patients in the United States, estimated testing volumes for these patients and expected testing needed for current and planned clinical trials, we estimate the aggregate market opportunity for therapy selection in late stage cancer patients to be approximately $6 billion.

•
Guardant360 is a molecular diagnostic test that measures 73 cancer-related genes from circulating tumor DNA, or ctDNA. Guardant360 has been used over 70,000 times by oncologists to help inform which therapy may be effective for advanced stage cancer patients with solid tumors. It is also used by biopharmaceutical companies for a range of applications, including translational science research and identifying target patient populations to accelerate clinical trial enrollment, drug development and commercialization post-drug approval.

•
GuardantOMNI is a broader panel measuring 500 genes from ctDNA that we launched in 2017. We specifically designed GuardantOMNI for biopharmaceutical customers as a comprehensive genomic profiling tool to help accelerate clinical development programs for both immuno-oncology and targeted therapy.

Recurrence detection in cancer survivors.

•
The American Cancer Society estimated that in 2016 there were approximately 15 million solid tumor cancer survivors. We believe that these cancer survivors are candidates for screening tests for recurrence of their cancer and that this reflects a potential market opportunity of approximately $15 billion.

•
LUNAR-1 leverages data and learnings from Guardant360 and GuardantOMNI and is designed to develop tests that enable clinicians to detect recurrence at a stage when intervention may have a higher chance to cure the disease. It is also designed to help biopharmaceutical customers identify new opportunities in adjuvant drug development and therapies targeting earlier stage cancers.

Early detection of cancer in higher risk individuals.

•
Based on information from the Centers for Disease Control and Prevention, census data and published medical literature, we estimate there are approximately 35 million individuals that satisfy one of three criteria for being high risk of cancer. These include individuals with moderate to high familial risk of developing cancer, smokers over the age of 50 and individuals with hepatitis C. Given the significantly larger potential patient population, we estimate an average selling price below that of tests for recurrence, and believe this represents a potential market opportunity of approximately $18 billion.

•
LUNAR-2 is designed to develop tests for the early detection of cancer. We are initially developing tests for asymptomatic individuals at a higher risk of developing cancer due to multiple factors, including moderate to heavy smoking, hereditary risk and pre-existing infections or inflammatory conditions. We believe that developing a blood test for early detection of cancer requires a vast amount of molecular and clinical data across all stages of the disease in order to better understand the biology and clinical relevance of tumor-specific biomarkers in blood. We further believe that we can accelerate the collection of this data and LUNAR-2 development in a capital-efficient manner by commercializing Guardant360, GuardantOMNI and potential future products resulting from our LUNAR-1 program.

We believe that best-in-class technology is required to address these market opportunities, but is only one of many strengths required to create a market leading liquid biopsy platform. Our Guardant Health Oncology Platform has developed strengths across five critical layers, each of which facilitates success in the adjacent layers. Together they form a barrier to entry, and we believe provide us a competitive advantage and a platform we can efficiently leverage across multiple products. These five layers include:
Technology - Our proprietary Guardant Digital Sequencing Technology combines cutting edge capabilities from multiple disciplines including biochemistry, next-generation sequencing, signal processing, bioinformatics, machine learning and process engineering to enable what we believe is a high performing clinical comprehensive liquid biopsy with a typical turnaround time of less than seven days after we receive the sample. Furthermore, the machine learning capability enables performance improvement as we incorporate data from additional blood samples. We seek to protect our technology with more than 50 issued patents and more than 100 pending patent applications as of June 30, 2018.
Clinical utility - We believe that success in the clinical utility layer requires both independent investments in clinical research and strategic relationships with market-leading biopharmaceutical companies. We have invested heavily in clinical studies, including 29 clinical outcomes studies, what we believe to be the largest-ever liquid-to-tissue concordance study, and a prospective interventional clinical utility study demonstrating clinical overall response rates in line with tissue biopsy approaches. Our clinical research collaborations have resulted in 80 peer-reviewed publications for Guardant360. We also have relationships with over 40 biopharmaceutical customers that have provided rigorous clinical validation of our technology and early insights into test opportunities for emerging therapeutics.

Regulatory approval – We believe that Guardant360 was the first comprehensive liquid biopsy approved by the New York State Department of Health, or NYSDOH. In addition, based on our review of publicly available records, we believe our facility was the first comprehensive liquid biopsy laboratory to be certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, accredited by the College of American Pathologists, or CAP, and NYSDOH-permitted. While approval by the U.S. Food and Drug Administration, or FDA, is currently not required to market our tests in the United States, we intend to submit our pre-market approval, or PMA, application for Guardant360. In January 2018, the FDA granted Guardant360 breakthrough device designation, which offers potentially faster review for breakthrough medical devices that address unmet medical needs. We believe that FDA approval will become increasingly important for diagnostic tests to gain commercial adoption both in the United States and abroad. We also intend to pursue regulatory approvals in specific markets outside of the United States, including in Japan and China.
Payer coverage and reimbursement - The analytical data and clinical evidence that we have generated in our efforts to establish clinical utility, combined with the support we have developed with key opinion leaders, or KOLs, have led to positive coverage decisions by a number of commercial payers. Guardant360 is currently covered by Medicare, Cigna and multiple Blue Cross Blue Shield plans, which have adopted policies that specifically cover Guardant360 for non-small cell lung cancer, which we believe gives us a competitive advantage with these payers. With respect to Medicare coverage, in July 2018, Palmetto GBA, the Medicare Administrative Contractor, or MAC responsible for administering Medicare’s molecular diagnostic services program, or MolDx, issued a local coverage determination, or LCD, for Guardant360 for non-small cell lung cancer patients who met certain clinical criteria. We worked with Palmetto GBA to obtain this positive coverage decision through the submission of a detailed dossier of analytical and clinical data to substantiate that the test meets Medicare’s medical necessity requirements.
We believe that FDA approval, if obtained, may support improvements in coverage and reimbursement for Guardant360.
Commercial adoption - Success in each of the layers above is important for commercial adoption with clinicians and biopharmaceutical companies. Additionally, for clinicians, endorsement by KOLs, utilization by academic centers and inclusion in national treatment guidelines are important, especially for adoption in the community setting where 80% of cancer treatment occurs. We believe our relationships with key stakeholders across the oncology community, as well as the recent inclusion of liquid biopsy as a potential alternative under certain circumstances to tissue biopsy in NCCN guidelines, widely recognized as the standard for clinical policy, have facilitated the use of our tests by more than 5,000 oncologists, who have collectively ordered over 70,000 Guardant360 tests, and over 40 biopharmaceutical companies. We sold 25,626 tests to clinical customers in the year ended December 31, 2017, an increase from 18,663 in the year ended December 31, 2016 and 11,801 in the year ended December 31, 2015, and 13,969 tests in the six months ended June 30, 2018, an increase from 12,080 in the six months ended June 30, 2017. We sold 6,286 tests sold to biopharmaceutical customers in the year ended December 31, 2017, an increase from 1,830 in the year ended December 31, 2016, and 4,832 tests in the six months ended June 30, 2018, an increase from 2,154 in the six months ended June 30, 2017.
In the United States, we market our tests to clinical customers through our targeted sales organization, which as of June 30, 2018 included 30 sales representatives that are engaged in sales efforts and promotional activities primarily to oncologists and cancer centers. We market our tests to biopharmaceutical customers globally through our business development team, which promotes the broad utility of our tests throughout drug development and commercialization.
Outside the United States, we market our tests to clinical customers through distributors and direct contracts with health care institutions. Additionally, we have established a joint venture with SoftBank Vision Fund (AIV M1) L.P., which we refer to collectively with its affiliates as SoftBank, to accelerate commercialization of our products in Asia, the Middle East and Africa, with our initial focus being on Japan. Our products are currently marketed in 39 countries.
We generated total revenue of $25.2 million and $49.8 million in the years ended December 31, 2016 and 2017, respectively, and of $18.7 million and $36.1 million in the six months ended June 30, 2017 and 2018, respectively. We also incurred net losses of $46.1 million and $83.2 million in the years ended December 31, 2016 and 2017, respectively, and of $39.6 million and $35.5 million in the six months ended June 30, 2017 and 2018, respectively.

Summary of our product portfolio
Our product portfolio is built upon the same principle as our platform, in that success with each product facilitates success for the next. Data and learnings from Guardant360 have benefited GuardantOMNI, both of which fuel our LUNAR-1 and LUNAR-2 development programs. The table below illustrates our current products and development programs.
Our strategy
Our objective is to be the leading provider of precision oncology products for cancer management across all stages of the disease and to drive adoption of our products. To achieve this, we intend to:

•	increase awareness of our products;

•	expand clinical utility and increase reimbursement for our products;

•	strengthen our relationships with biopharmaceutical and academia customers; and

•	leverage our Guardant Health Oncology Platform to expand our product portfolio.
Risks associated with our business
Our business is subject to a number of risks and uncertainties, including those highlighted under “Risk factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•	Our current or future products may not achieve or maintain significant commercial market acceptance.

•
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

•
New product development involves a lengthy and complex process and we may be unable to develop or commercialize products from our LUNAR-1 or LUNAR-2 programs or any other products we may develop on a timely basis, or at all.

•	Our revenue is primarily generated from sales of our Guardant360 test and we are highly dependent on it for our success.

•	If our products, or our competitors’ liquid biopsy-based products, do not meet the expectations of patients and our customers, our operating results, reputation and business could suffer.

•
If third-party payers, including commercial payers and government healthcare programs, do not provide coverage of, or adequate reimbursement for, our tests, our commercial success will be negatively affected.

•	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

•
Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

•
If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Implications of being an emerging growth company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this prospectus;

•	reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•
exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we are deemed to be a large accelerated filer under rules of the U.S. Securities and Exchange Commission, or the SEC, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable to companies that comply with public company effective dates.

Corporate information
We were incorporated in Delaware in 2011 as Guardant Health, Inc. Our offices are located at 505 Penobscot Drive, Redwood City, California 94063. Our telephone number is (855) 698-8887. Our corporate website is www.guardanthealth.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
This prospectus includes our trademarks and trade names, including, without limitation, Guardant Health, Inc.®, Guardant360®, GuardantOMNI™ and our logo, which are our property and are protected under applicable intellectual property laws. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without any “™” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of any applicable licensor, to these trademarks and tradenames.

The offering

Common stock offered by us	shares
Option to purchase additional shares
We have granted the underwriters an option to purchase up to                 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)
Use of proceeds
We estimate the net proceeds from this offering will be approximately $            million, or $             million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures.

Risk factors	See “Risk factors” for a discussion of factors that you should consider carefully before deciding to invest in our common stock.
Proposed Nasdaq Global Select Market symbol	“GH”
The number of shares of common stock to be outstanding after this offering is based on 96,309,834 shares of common stock outstanding as of June 30, 2018, which includes (i) 78,970,767 shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock and (ii) 366,104 shares of common stock issuable upon the exercise of outstanding common stock warrants and excludes:

•	9,958,587 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2018, with a weighted-average exercise price of $2.92 per share;

•
10,351 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2018 to purchase shares of our convertible preferred stock with a weighted-average exercise price of $2.00 per share, which will convert into warrants to purchase 10,351 shares of common stock immediately prior to the completion of this offering;

•
1,531,324 shares of common stock that were reserved for future issuance as of June 30, 2018 under our Amended and Restated 2012 Stock Plan, or the 2012 Plan, which includes 1,105,850 shares of common stock issuable upon the exercise of options granted after June 30, 2018, with a weighted-average exercise price of $5.83 per share;

•
                 shares of common stock reserved for future issuance under our 2018 Incentive Award Plan, or the 2018 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2018 Plan, which will become effective immediately prior to the completion of this offering; and

•
                 shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or ESPP, as well as any automatic increases in the number of shares of our common stock reserved for further issuance under the ESPP, which will become effective immediately prior to the completion of this offering.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•
the automatic conversion of all shares of our convertible preferred stock outstanding as of June 30, 2018, into an aggregate of 78,970,767 shares of our common stock immediately prior to the completion of this offering;

•
the issuance of 366,104 shares of common stock upon the exercise for cash, at an exercise price of $0.10 per share, of warrants to purchase our common stock outstanding as of June 30, 2018, prior to the completion of this offering;

•
the conversion of all warrants to purchase our convertible preferred stock outstanding as of June 30, 2018 into warrants to purchase up to an aggregate 10,351 shares of our common stock immediately prior to the completion of this offering;

•
no issuance of any shares of our capital stock as payment that may be required pursuant to put and call rights in our joint venture agreement with SoftBank as described in “Certain relationships and related party transactions—Joint venture with SoftBank;”

•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately following the completion of this offering;

•	the -for-one reverse stock split of our common stock that was effected on , 2018.

•	no exercise of the outstanding options and convertible preferred stock warrants referred to above; and

•	no exercise of the underwriters’ option to purchase additional shares.
Unless otherwise specified and unless the context otherwise requires, we refer to our Series A, Series B, Series C, Series D and Series E convertible preferred stock collectively as “convertible preferred stock” in this prospectus, as well as for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 10 to our audited financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Summary financial data
The following tables present a summary of our historical financial data for the periods ended on and as of the dates indicated. The summary statements of operations data for the years ended December 31, 2016 and 2017 are derived from our audited financial statements included elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2017 and 2018, and the summary balance sheet data as of June 30, 2018, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and on the same basis as our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations for the six months ended June 30, 2017 and 2018 and of our financial position as of June 30, 2018. Our historical results are not necessarily indicative of the results that may be expected in the future and results for the six months ended June 30, 2018 are not necessarily indicative of results to be expected for the full year or any other period. You should read the financial data below together with the information under the captions “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our audited financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except per share data)	2016	2017	2017	2018
			(unaudited)
Statements of Operations Data:
Revenue:
Precision oncology testing	$24,496	$42,088	$17,674	$32,013
Development services	753	7,754	1,034	4,061
Total revenue	25,249	49,842	18,708	36,074
Costs and operating expenses:
Cost of precision oncology testing	22,065	28,883	13,325	17,551
Cost of development services	59	2,735	484	1,661
Research and development expense	10,859	25,562	10,196	19,809
Sales and marketing expense	26,192	32,497	15,133	22,887
General and administrative expense	9,921	36,777	11,887	15,516
Total costs and operating expenses	69,096	126,454	51,025	77,424
Loss from operations	(43,847)	(76,612)	(32,317)	(41,350)
Interest income	733	2,234	565	1,974
Interest expense	(3,018)	(2,702)	(2,095)	(648)
Loss on debt extinguishment	—	(5,075)	(5,075)	—
Other income (expense), net	(1)	(1,059)	(649)	4,544
Loss before provision for income taxes	(46,133)	(83,214)	(39,571)	(35,480)
Provision for income taxes	6	7	—	3
Net loss	$(46,139)	$(83,221)	$(39,571)	$(35,483)
Deemed dividend related to repurchase of Series A convertible preferred stock	—	(4,716)	—	—
Deemed dividend related to change in conversion rate of Series D convertible preferred stock	—	(1,058)	(1,058)	—
Net loss attributable to common stockholders	$(46,139)	$(88,995)	$(40,629)	$(35,483)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(2.61)	$(5.22)	$(2.27)	$(2.15)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	17,692	17,054	17,923	16,475
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(1.14)		$(0.37)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		78,316		95,847

(1)
See Notes 2 and 12 to our audited financial statements and Notes 2 and 13 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, basic and diluted pro forma net loss per share attributable to common stockholders, and the weighted-average number of shares used in the computation of these per share amounts.

	As of June 30, 2018
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$301,201	$301,201	$
Working capital(4)	253,955	253,955
Total assets	362,847	362,847
Total liabilities	45,066	45,066
Redeemable noncontrolling interest	41,000	41,000
Total stockholders’ equity	276,781	276,781

(1)
Gives effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 78,970,767 shares of common stock; (ii) the issuance of 366,104 shares of common stock upon the exercise of outstanding common stock warrants; and (iii) the conversion of warrants to purchase 10,351  shares of convertible preferred stock into warrants to purchase up to 10,351 shares of common stock, in each case, immediately prior to the completion of this offering.

(2)
Gives effect to (i) the pro forma adjustments described in footnote (1) above and (ii) the sale by us of                 shares of common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $         million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the pro forma as adjusted amounts of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $         million, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and will depend on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

(4)
We define working capital as current assets less current liabilities. See our audited financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk factors
Before you invest in our common stock, you should understand the high degree of risk involved. You should carefully consider the following risks and other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before you decide to purchase shares of our common stock. The following risks may adversely impact our business, financial condition and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks related to our business and strategy
We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.
We have incurred significant losses since our inception. For the years ended December 31, 2016 and 2017 and the six months ended June 30, 2018, we incurred net losses of $46.1 million, $83.2 million and $35.5 million, respectively. As of June 30, 2018, we had an accumulated deficit of $231.2 million. To date, we have financed our operations principally from the sale of convertible preferred stock, revenue from precision oncology testing and our development services and the incurrence of indebtedness. We have devoted substantially all of our resources to the development and commercialization of Guardant360 and GuardantOMNI and to research and development activities related to our LUNAR-1 and LUNAR-2 programs, including clinical and regulatory initiatives to obtain marketing approval and sales and marketing activities. We will need to generate significant additional revenue to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.
Our current or future products may not achieve or maintain significant commercial market acceptance.
We believe our commercial success is dependent upon our ability to continue to successfully market and sell our liquid biopsy tests, Guardant360 and GuardantOMNI, to continue to expand our current relationships and develop new relationships with biopharmaceutical customers and to develop and commercialize new products based on our Guardant Health Oncology Platform. Our ability to achieve and maintain commercial market acceptance of our existing and future products will depend on a number of factors, including:

•	our ability to increase awareness of our tests and the benefits of liquid biopsy;

•	the rate of adoption of our tests by clinicians, KOLs, advocacy groups and biopharmaceutical companies;

•	the timing and scope of any approval by the FDA for our tests;

•	our ability to obtain positive coverage decisions for our tests from additional commercial payers and to broaden the scope of indications included in such coverage decisions;

•
our ability to obtain reimbursement from government payers, including Medicare, which accounted for approximately 38% and 37% of our U.S. test volume in 2017 and during the six months ended June 30, 2018, respectively;

•	the impact of our investments in product innovation and commercial growth;

•	negative publicity regarding our or our competitors’ products resulting from defects or errors; and

•	our ability to further validate our technology through clinical research and accompanying publications.
We cannot assure you that we will be successful in addressing each of these criteria or other criteria that might affect the market acceptance of our products. If we are unsuccessful in achieving and maintaining market acceptance of our products, our business and results of operations will suffer.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	the level of demand for any approved products, which may vary significantly;

•	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our products, which may change from time to time;

•	the volume and customer mix of our precision oncology testing;

•	the start and completion of projects in which our development services are utilized;

•	the introduction of new products or product enhancements by us or others in our industry;

•	coverage and reimbursement policies with respect to our products and products that compete with our products;

•	expenditures that we may incur to acquire, develop or commercialize additional products and technologies;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	future accounting pronouncements or changes in our accounting policies; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
Additionally, it is difficult to predict the amount we are able to collect for our tests from commercial payers. We receive reimbursement for our tests from several commercial payers for whom we are not a participating provider. Because we are not contracted with these payers, they determine the amount they are willing to reimburse us for tests. We have provided testing services to patients with many cancer types and indications, serving nearly always as a non-participating provider through 2017. When we have received payment as a non-participating provider, the amounts, on average, were significantly lower than for participating providers. Even when these payers have paid a claim, they may elect at any time to review previously paid claims and determine the amount they paid was too much. In these situations, the payer will typically notify us of their decision and then offset whatever amount they determine they overpaid against amounts they owe us on current claims. We have limited abilities to dispute these retroactive adjustments and we cannot predict when, or how often, a payer might engage in these reviews. A significant amount of these offsets by one or more payers in any given quarter could have a material effect on our results of operations and cause them to fall below expectations or guidance we may provide.
The cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.
This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.
New product development involves a lengthy and complex process and we may be unable to develop or commercialize products from our LUNAR-1 or LUNAR-2 programs or any other products we may develop on a timely basis, or at all.
Products from our LUNAR-1 and LUNAR-2 programs will take time and considerable resources to develop, and we may not be able to complete development and commercialize them on a timely basis, or at all. There can be no assurance that the LUNAR-1 and LUNAR-2 programs will produce commercial products for recurrence detection, in the case of LUNAR-1, or for early detection of cancer, in the case of LUNAR-2. Before we can commercialize any new products, we will need to expend significant funds in order to:

•	conduct substantial research and development, including validation studies and potentially clinical trials;

•	further develop and scale our laboratory processes to accommodate different products; and

•	further develop and scale our infrastructure to be able to analyze increasingly large amounts of data.
Our product development process involves a high degree of risk, and product development efforts may fail for many reasons, including:

•	failure of the product to perform as expected;

•	lack of validation data; or

•	failure to demonstrate the clinical utility of the product.
Our development plan involves using data and analytical insights generated from our current products as a force multiplier of returns on research and development investment in our LUNAR-1 and LUNAR-2 programs. However, if we are unable to generate additional data and insights, then we may not be able to advance these programs as quickly, or at all, or without significant additional investment.
As we develop products, we will have to make significant investments in product development, marketing and selling resources.
Our revenue is primarily generated from sales of our Guardant360 test and we are highly dependent on it for our success.
We began selling our Guardant360 test in the United States in 2014. Sales of our Guardant360 test accounted for primarily all of our revenue for the years ended December 31, 2016 and 2017 and for the six months ended June 30, 2018. We expect that sales of our Guardant360 test will continue to account for the substantial majority of our revenue going forward. Our ability to execute our growth strategy and become profitable will therefore depend upon the adoption of Guardant360 by our customers. Continued adoption and use of our Guardant360 test will depend on several factors, including the prices we charge for our tests, the scope of coverage and amount of reimbursement available from third-party payers for our tests, the availability of clinical data that supports the value of our tests and the inclusion of our tests in industry treatment guidelines. We cannot assure you that Guardant360 will continue to maintain or gain market acceptance, and any failure to do so would harm our business and results of operations.
If our products, or our competitors’ liquid biopsy-based products, do not meet the expectations of patients and our customers, our operating results, reputation and business could suffer.
Our success depends on the market’s confidence that we can provide reliable, high-quality precision oncology products that will improve clinical outcomes, lower healthcare costs and enable better biopharmaceutical development. We believe that patients, clinicians and biopharmaceutical companies are likely to be particularly sensitive to product defects and errors in the use of our products, including if our products fail to detect genomic alterations with high accuracy from samples or if we fail to list or inaccurately include certain treatment options and available clinical trials in our test report, and there can be no guarantee that our products will meet their expectations. Furthermore, if our competitors’ liquid-biopsy based products do not perform to expectations, it may result in lower confidence in liquid biopsy-based tests in general. As a result, the failure of our products or our competitors’ products to perform as expected could significantly impair our operating results and our reputation. We may be subject to legal claims arising from any defects or errors in our products.

If we are unable to support demand for Guardant360, GuardantOMNI and our future products, including ensuring that we have adequate capacity to meet increased demand, or we are unable to successfully manage our anticipated growth, our business could suffer.
As our volume of test sales grows, we will need to continue to increase our workflow capacity for sample intake, customer service, billing and general process improvements, expand our internal quality assurance program and extend our platform to support comprehensive genomic analysis at a larger scale within expected turnaround times. We will need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of our precision oncology products. Portions of our process are not automated and will require additional personnel to scale. We will also need to purchase additional equipment, some of which can take several months or more to procure, setup and validate, and increase our software and computing capacity to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities or process enhancements will be successfully implemented, or that we will have adequate space in our laboratory facility to accommodate such required expansion.
As we commercialize additional products, we will need to incorporate new equipment, implement new technology systems and laboratory processes, and hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products, and could damage our reputation and the prospects for our business.
If we cannot maintain our current relationships, or enter into new relationships, with biopharmaceutical companies, our revenue prospects could be reduced.
Biopharmaceutical customers collaborate with us for analysis of whole blood or plasma samples for multiple applications primarily to support clinical trials, including patient identification, companion diagnostics and retrospective testing. In the years December 31, 2016 and 2017 and the six months ended June 30, 2018, revenue from our top five biopharmaceutical customers as measured by revenue accounted for 19.4%, 29.7% and 34.0% of our total revenue, respectively, with AstraZeneca PLC representing less than 10% in 2016, 13.4% in 2017 and 11.5% in the six months ended June 30, 2018. The revenue attributable to our biopharmaceutical customers may also fluctuate in the future, which could have an adverse effect on our financial condition and results of operations. In addition, the termination of these relationships could result in a temporary or permanent loss of revenue.
Our future success depends in part on our ability to maintain these relationships and to establish new relationships. Many factors have the potential to impact such collaborations, including the type of biomarker support required and our ability to deliver it and our biopharmaceutical customers’ satisfaction with our products or services and other factors that may be beyond our control. Furthermore, our biopharmaceutical customers may decide to decrease or discontinue their use of Guardant360 and GuardantOMNI due to changes in research and product development plans, failures in their clinical trials, financial constraints, or utilization of internal testing resources or tests performed by other parties, or other circumstances outside of our control. In addition to reducing our revenue, the loss of one or more of these relationships may reduce our exposure to research and clinical trials that facilitate the collection and incorporation of new information into our platform.
We engage in conversations with biopharmaceutical companies regarding potential commercial opportunities on an ongoing basis. There is no assurance that any of these conversations will result in a commercial agreement, or if an agreement is reached, that the resulting relationship will be successful or that clinical studies conducted as part of the engagement will produce successful outcomes. Speculation in the industry about our existing or potential relationships with biopharmaceutical companies can be a catalyst for adverse speculation about us, our products and our technology, which can adversely affect our reputation and our business.
Our payer concentration may materially adversely affect our financial condition and results of operations.
We receive a substantial portion of our revenue from a limited number of third-party commercial payers, most of which have not contracted with us to be a participating provider. Revenue attributable to our largest commercial payer represented 18.7%, 12.5% and 10.7% of our total revenue in the years ended December 31, 2016 and

2017 and six months ended June 30, 2018, respectively. If this payer were to significantly reduce, or cease to pay, the amount it reimburses us for tests we perform, or if it does not reach favorable coverage and reimbursement decisions for our tests, it could have a material adverse effect on our business, financial condition and results of operations. Historically, we have experienced situations where commercial payers proactively reduced the amounts they were willing to reimburse for our tests, and in other situations, commercial payers have determined that the amounts they previously paid were too high and have sought to recover those perceived excess payments by deducting such amounts from payments otherwise being made. If our largest current commercial payers were to decide not to include us as a participating provider, cease paying us altogether, drastically reduce the amount they were willing to pay us or attempt to recover amounts they had already paid, it could cause significant fluctuations in our quarterly results and could harm our business and results of operations.
If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.
Growing understanding of the importance of biomarkers linked with therapy selection and response is leading to more companies offering services in genomic profiling. The promise of liquid biopsy is also leading to more companies attempting to enter the space and compete with us. Our main competition is from diagnostic companies with products and services to profile genes in cancers based on either single-marker or comprehensive genomic profile testing, based on next-generation sequencing in either blood or tissue.
Our competitors within the liquid biopsy space include Foundation Medicine, Inc., which was acquired by Roche Holdings, Inc. in July 2018, Roche Molecular Systems, Inc., Thermo Fisher Scientific Inc., Illumina, Inc., Personal Genome Diagnostics, Inc., Qiagen N.V. and Sysmex Inostics. In addition, GRAIL, Inc. and Natera Inc., among others, are developing early detection tests.
Competitors within the broader genomics profiling space based on tissue include laboratory companies such as Bio-Reference Laboratories, Inc., Laboratory Corporation of America and Quest Diagnostics, Inc., as well as companies such as Foundation Medicine, Inc., Caris Life Sciences, Inc. and Myriad Genetics, Inc., that sell molecular diagnostic tests for cancer to physicians and have or may develop tests which compete with Guardant360 and GuardantOMNI. In addition, we are aware that certain of our customers are also developing their own tests and may decide to enter our market or otherwise stop using our tests.
Some of our competitors and potential competitors may have longer operating histories; larger customer bases; greater brand recognition and market penetration; substantially greater financial, technological and research and development resources and selling and marketing capabilities; and more experience dealing with third-party payers. As a result, they may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their tests than we do or sell their tests at prices designed to win significant levels of market share. We may not be able to compete effectively against these organizations. Increased competition and cost-saving initiatives on the part of governmental entities and other third-party payers are likely to result in pricing pressures, which could harm our sales, profitability or ability to gain market share. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Certain of our competitors may be able to secure key inputs from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to product development than we can. In addition, companies or governments that control access to genetic testing through umbrella contracts or regional preferences could promote our competitors or prevent us from performing certain services. If we are unable to compete successfully against current and future competitors, we may be unable to increase market acceptance and sales of our tests, which could prevent us from increasing our revenue or achieving profitability and could cause our stock price to decline.
In addition to developing kits, certain diagnostic companies also provide next-generation sequencing platforms that could be used for liquid biopsy testing. These include Illumina, Inc., Thermo Fisher Scientific Inc. and other companies developing next-generation sequencing platforms that are sold directly to biopharmaceutical companies, clinical laboratories and research centers. While many of the applications for these platforms are focused on research and development applications, each of these companies has launched and will continue to commercialize products focused on the clinical oncology market. These tests could include FDA-approved diagnostic kits, which can be sold to the clients who have purchased their platforms.
Furthermore, many companies are developing information technology-based tools to support the integration of next-generation sequencing testing into the clinical setting. These companies may also use their own tests or others to develop an integrated system which could limit access for Guardant to certain networks.
The sizes of the markets for our current and future products have not been established with precision, and may be smaller than we estimate.
Our estimates of the annual total addressable markets for our current products and products under development in our LUNAR-1 and LUNAR-2 programs are based on a number of internal and third-party estimates, including, without limitation, the number of patients with late-stage, solid tumor cancer, the number of individuals who are at a higher risk for developing cancer, and the assumed prices at which we can sell tests for markets that have not been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect. If the actual number of patients who would benefit from our products, the price at which we can sell future products, or the annual total addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.
The precision oncology industry is subject to rapid change, which could make our Guardant Health Oncology Platform and our products, including Guardant360, GuardantOMNI and other products we develop, obsolete.
Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product introductions and enhancements and evolving industry standards, all of which could make our current products and the other products we are developing obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. There have also been advances in methods used to analyze very large amounts of molecular information. We must continuously enhance our Guardant Health Oncology Platform and develop new products to keep pace with evolving standards of care. If we do not update our products to reflect new scientific knowledge about cancer biology, information about new cancer therapies or relevant clinical trials, our products could become obsolete and sales of our current products and any new products we develop could decline or fail to grow as expected.
We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.
Since our inception, we have experienced rapid growth and anticipate further growth in our business operations. This future growth could create strain on our organizational, administrative and operational infrastructure, including laboratory operations, quality control, customer service and sales organization management. We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, laboratory personnel, client and account services personnel, and sales and marketing staff and improve and maintain our technology to properly manage our growth. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees or if we are not successful in retaining our existing employees, our business may be harmed.
We may not be able to maintain the quality or expected turnaround times of our products, or satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. The time and resources required to implement these new systems and procedures is uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations.

We depend on our information technology systems, and any failure of these systems could harm our business.
We depend on information technology and telecommunications systems for significant elements of our operations, including our laboratory information management system, our computational biology system, our knowledge management system, our customer reporting and our GuardantConnect software platform. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation and general administrative activities. In addition, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors.
Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. For example, in the past few months, we identified security incidents involving unauthorized actors obtaining access to certain employee email accounts and sending phishing messages. Despite the precautionary measures we have taken in response to this incident and to prevent other unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by our third-party service providers could prevent us from conducting our comprehensive genomic analysis, preparing and providing reports to pathologists and oncologists, billing payers, processing reimbursement appeals, handling patient or physician inquiries, conducting research and development activities and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future .
We have limited experience in marketing and selling our products, and if we are unable to expand our sales organization to adequately address our customers’ needs, our business may be adversely affected.
We have limited experience in marketing and selling Guardant360 and GuardantOMNI. We may not be able to market, sell or distribute Guardant360, GuardantOMNI or other products we may develop effectively enough to support our planned growth. We sell to clinicians in the United States through our own sales organization and to biopharmaceutical companies through our business development team.
Our target market of physicians is a large and diverse market. As a result, we believe it is necessary for our sales representatives to have established oncology-focused expertise. Competition for such employees within the precision oncology industry is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.
Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.
Outside the United States, we established a joint venture with SoftBank for sales of our products throughout Asia, the Middle East and Africa. We share a measure of control of this joint venture, and if its sales and marketing efforts for our products in those regions are not successful, our business would be materially and adversely affected. In other regions, we sell our tests primarily through distributor relationships or direct contracts with hospitals. Locating, qualifying and engaging distribution partners and local hospitals with local industry experience and knowledge will be necessary to effectively market and sell our products outside the United States. We may not be successful in finding, attracting and retaining distribution partners or hospitals, or we may not be able to enter into such arrangements on favorable terms. Sales practices utilized by any such distribution parties that are locally acceptable may not comply with sales practices standards required under U.S. laws that apply to us, which could create additional compliance risk. If our sales and marketing efforts are not successful outside the United States, we may not achieve significant market acceptance for our products outside the United States, which would materially and adversely impact our business operations.
We rely on a limited number of suppliers or, in some cases, sole suppliers, for some of our laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers.
We rely on several sole suppliers, including Illumina, which supplies certain sequencers, equipment and other materials that we use in our laboratory operations, as well as separate sole suppliers for reagents and for blood tubes. An interruption in our laboratory operations could occur if we encounter delays or difficulties in securing these reagents, sequencers or other laboratory materials, and if we cannot then obtain an acceptable substitute. Any such interruption could significantly affect our business, financial condition, results of operations and reputation. We rely on Illumina as the sole supplier of the sequencers, and as the sole provider of maintenance and repair services for these sequencers. Any disruption in Illumina’s operations or the suppliers of our reagents or blood tubes could impact our supply chain and laboratory operations of our precision oncology platform and our ability to conduct our business and generate revenue.
We believe that there are only a few other equipment manufacturers that are currently capable of supplying and servicing the equipment necessary for our laboratory operations, including sequencers and various associated reagents. The use of equipment or materials furnished by these replacement suppliers would require us to alter our laboratory operations. Transitioning to a new supplier would be time-consuming and expensive, may result in interruptions in our laboratory operations, could affect the performance specifications of our laboratory operations or could require that we revalidate Guardant360 and GuardantOMNI. There can be no assurance that we will be able to secure alternative equipment, reagents and other materials, and bring such equipment, reagents, and materials on line and revalidate them without experiencing interruptions in our workflow. In the case of an alternative supplier for Illumina, there can be no assurance that replacement sequencers and various associated reagents will be available or will meet our quality control and performance requirements for our laboratory operations. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and reagents we require for our products, our business, financial condition, results of operations and reputation could be adversely affected.
If our sole laboratory facility becomes damaged or inoperable or we are required to vacate our existing facility, our ability to conduct our laboratory analysis and pursue our research and development efforts may be jeopardized.
We currently derive the majority of our revenue from tests conducted at a single laboratory facility located in Redwood City, California. Our facility and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to operate our Guardant Health Oncology Platform for some period of time. The inability to perform our tests or to reduce the backlog of analysis that could develop if our facility is inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. Furthermore, our facility and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facility, to locate and qualify a new facility or license or transfer our proprietary technology to a third-party, particularly in light of licensure and accreditation requirements. Even in the unlikely event we are able to find a third party with such qualifications to enable us to conduct our tests, we may be unable to negotiate commercially reasonable terms.
We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.
Our success depends on the skills, experience and performance of key members of our senior management team, including Helmy Eltoukhy, our Chief Executive Officer, and AmirAli Talasaz, our President and Chief Operating Officer. The individual and collective efforts of these employees will be important as we continue to develop our platform and additional products, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Our executive officers signed offer letters when first joining our company, but do not have employment agreements, and we cannot guarantee their retention for any period of time. We do not maintain “key person” insurance on any of our employees.
Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians in the future due to the competition for qualified personnel among life science businesses, particularly near our headquarters in Redwood City, California. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. We may have difficulties locating, recruiting or retaining qualified sales people. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time.
If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.
The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our products identified inaccurate or incomplete information regarding the genomic alterations of the tumor or malignancy analyzed, reported inaccurate or incomplete information concerning the available therapies for a certain type of cancer or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.
We maintain product and professional liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current clinical partners to terminate existing agreements and potential clinical partners to seek other partners, any of which could impact our results of operations.
We are exposed to risks associated with our joint venture with SoftBank, and may not realize the advantages we expect from it.
We have a 50% ownership interest in a joint venture, Guardant Health AMEA, Inc., we formed with SoftBank in May 2018 to accelerate the commercialization of our products in Asia, the Middle East and Africa, with a near-term focus on Japan. However, our joint venture may not be successful in the timeframe we expect, or at all.
Additionally, SoftBank shares a measure of control over the operations of our joint venture. As a result, our investment in our joint venture involves risks that are different from the risks involved in owning facilities and operations independently. These risks include the possibility that our joint venture or SoftBank: has economic or business interests or goals that are or become inconsistent with our economic or business interests or goals; is in a position to take action contrary to our instructions, requests, policies or objectives; subjects our joint venture to liabilities exceeding those contemplated; takes actions that reduce our return on investment; or takes actions that harm our reputation or restrict our ability to run our business.
The joint venture agreement also includes a put-call arrangement. Under certain specified circumstances and on terms specified in the joint venture agreement, SoftBank will have the right to cause us to purchase all such shares of the joint venture, and we will have a similar right to purchase all such shares. Such circumstances include a material change in our business model, certain disagreements between SoftBank and us relating to the operation of the joint venture, on each anniversary of our initial public offering and upon a change in control of our company. We are permitted to pay the purchase price for those shares of the joint venture in cash or by issuing to SoftBank and its affiliates a promissory note or shares of our capital stock. In the event SoftBank exercises its put right, we will choose the form of consideration. In the event we exercise our call right, SoftBank will choose the form of consideration. The joint venture agreement and the put-call arrangement are described in further detail below in the section entitled “Certain relationships and related party transactions—Joint venture with SoftBank.”
We may acquire other businesses or form other joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.
We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and additional joint ventures that leverage our Guardant Health Oncology Platform and industry experience to expand our offerings or distribution. We have no experience with acquiring other companies and limited experience with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.
To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.
International expansion of our business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.
We currently have limited international operations, but our business strategy incorporates potentially significant international expansion, including through our joint venture with SoftBank, which we formed to accelerate the commercialization of our products in Asia, the Middle East and Africa, with a near-term focus on Japan.
We plan to maintain distributor relationships, to conduct physician and patient association outreach activities, to extend laboratory capabilities and to expand payer relationships outside of the United States, both directly and through our joint venture. Doing business internationally involves a number of risks, including:

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multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, economic sanctions and embargoes, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us, our distributors or our joint venture with SoftBank to obtain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining intellectual property protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payer reimbursement regimes, government payers, or patient self-pay systems;

•	logistics and regulations associated with shipping blood samples, including infrastructure conditions and transportation delays;

•	limits in our ability to penetrate international markets if we are not able to conduct our molecular tests locally;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.
We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws.
International customers may currently order Guardant360 and GuardantOMNI, either directly from us or through our joint venture with SoftBank, and we are subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. Our reliance on independent distributors to sell Guardant360 and GuardantOMNI internationally demands a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents and we could be held responsible for their actions. Other U.S. companies in the medical device and biopharmaceutical field have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with these individuals. We are also subject to similar anti-bribery laws in the jurisdictions in which we operate, including the United Kingdom’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees and could result in a material adverse effect on our business, prospects, financial condition or results of operations. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.
Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, individual imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and divert the attention of management in defending ourselves against any of these claims or investigations.
We may need to raise additional capital to fund our existing operations, develop our platform, commercialize new products or expand our operations.
Based on our current business plan, we believe the net proceeds from this offering, together with our current cash, cash equivalents and marketable securities and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products as a result of lower than currently expected rates of reimbursement from commercial third-party payers and government payers or other risks described in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing.
We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•	increase our sales and marketing efforts to drive market adoption of Guardant360 and GuardantOMNI and address competitive developments;

•	fund development and marketing efforts of products from our LUNAR-1 or LUNAR-2 programs or any other future products;

•	expand our technologies into other types of cancer management and detection products;

•	acquire, license or invest in technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.
Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	our rate of progress in establishing payer coverage and reimbursement arrangements with domestic and international commercial third-party payers and government payers;

•	the cost of expanding our laboratory operations and offerings, including our sales and marketing efforts;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of and reimbursement for Guardant360 and GuardantOMNI;

•	our rate of progress in, and cost of research and development activities associated with, products in research and early development;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any preferred equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our platform technologies or products or grant licenses on terms that are not favorable to us.
We are dependent on third parties for the collection of blood samples for our tests.
We rely on third-party phlebotomy providers, including physician offices, to collect blood samples for our tests. Our current third-party phlebotomy providers may refuse to continue to collect samples for us in the future, in particular if they have agreements or arrangements with one of our competitors to collect samples for their tests, or if the phlebotomy provider is owned or controlled by a laboratory that offers tests that compete with ours. There has been a trend towards consolidation of independent phlebotomy providers. Our competitors have and may in the future acquire independent phlebotomy providers, who may then terminate their relationships with us. If our patients are unable to readily access a phlebotomy provider to collect a blood sample for our tests, we may be unable to compete effectively with other laboratories that have greater access to phlebotomy providers and our business, financial condition and results of operations may be harmed.
In addition, if third-party phlebotomy providers fail to adequately and properly obtain and collect viable blood samples from patients and to properly package and ship the samples to us, our patients and their physicians may experience problems and delays in receiving test results, which could lead to dissatisfaction with our tests, therefore harming our reputation and adversely affecting our business, financial condition and results of operations. Similarly, our contracts with third-party phlebotomy providers to collect blood could be scrutinized under federal and state healthcare laws such as the federal Anti-Kickback Statute, or AKS, and the federal prohibition against physician self-referral law, or Stark Law, to the extent these services provide a financial benefit or relieve a financial burden for a potential referral source, or are subsequently found not to be for fair market value. If our operations are found to be in violation of any of these laws and regulations, we may be subject to administrative, civil and criminal penalties, damages, fines, individual imprisonment, exclusion from participation in federal healthcare programs, refunding of payments received by us, and curtailment or cessation of our operations, any of which could harm our reputation and adversely affect our business, financial condition and results of operations.
We rely on commercial courier delivery services to transport samples to our laboratory facility in a timely and cost-efficient manner and if these delivery services are disrupted, our business will be harmed.
Our business depends on our ability to quickly and reliably deliver test results to our customers. Blood samples are typically received within days from the United States and outside the United States for analysis at our Redwood City, California facility. Disruptions in delivery service, whether due to labor disruptions, bad weather, natural disaster, terrorist acts or threats or for other reasons could adversely affect specimen integrity and our ability to process samples in a timely manner and to service our customers, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred net losses since our inception and we may never achieve or sustain profitability. Generally, losses incurred will carry forward until such losses expire (for losses generated prior to January 1, 2018) or are used to offset future taxable income, if any. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss, or NOL, carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We have not completed a study to assess whether an ownership change for purposes of Section 382 or 383 has occurred, or whether there have been multiple ownership changes since our inception. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of shifts in our stock ownership (some of which shifts are outside our control), including in connection with this offering. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset such taxable income will be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we attain profitability, we may be unable to use a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.
We have not yet determined the consequences to our business of the Tax Cuts and Jobs Act , which could increase our future U.S. tax expense. For example, the new tax laws impose a reduction to the maximum deduction allowed for NOLs generated in tax years beginning after December 31, 2017 , but allow such NOLs to be carried forward indefinitely. These changes may adversely affect our future cash flows .
Risks related to government regulation
We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.
The clinical laboratory testing industry is highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•	federal and state laws applicable to test ordering, documentation of tests ordered, billing practices and claims payment and/or regulatory agencies enforcing those laws and regulations;

•	federal and state fraud and abuse laws;

•	federal and state laboratory anti-mark-up laws;

•	coverage and reimbursement levels by Medicare, Medicaid, other governmental payers and private insurers;

•	restrictions on coverage of and reimbursement for tests;

•	federal and state laws governing laboratory testing, including CLIA, and state licensing laws;

•	federal and state laws and enforcement policies governing the development, use and distribution of diagnostic medical devices, including laboratory developed tests, or LDTs;

•	federal, state and local laws governing the handling and disposal of medical and hazardous waste;

•	federal and state Occupational Safety and Health Administration rules and regulations; and

•	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and similar state data privacy laws.
In particular, the laws and regulations governing the marketing of clinical laboratory tests are extremely complex and in many instances there are no significant regulatory or judicial interpretations of these laws and regulations. For example, some of our clinical laboratory tests are, or may in the future be, actively regulated by the FDA pursuant to the medical device provisions of the Federal Food, Drug and Cosmetic Act, or FDCA. The FDA defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent or other similar or related article, including a component, part or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, in man or other animals. Our clinical laboratory tests are in vitro diagnostic products that are considered by the FDA to be medical devices. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, design, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion and sales and distribution of medical devices in the United States to ensure that medical devices distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the import and export of medical devices. If we do not comply with these requirements or later become subject to these requirements and fail to adequately comply, our business operations may be harmed.
Our tests are currently marketed as LDTs, and future changes in FDA enforcement discretion for LDTs could subject our operations to much more significant regulatory requirements.
The FDA has a policy of enforcement discretion with respect to LDTs whereby the FDA does not actively enforce its regulatory requirements for such tests. However, the FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. If there are changes in FDA policy, we may become subject to extensive regulatory requirements and may be required to conduct additional clinical trials prior to continuing to sell our existing tests or launching any other tests we may develop. This may increase the cost of conducting, or otherwise harm, our business. Even if FDA does not modify its policy of enforcement discretion, the FDA may disagree that we are marketing our LDTs within the scope of its policy of enforcement discretion and may impose significant regulatory requirements.
We currently market our Guardant360 test as an LDT. While we believe that we are currently in material compliance with applicable laws and regulations as historically enforced by the FDA, we cannot assure you that the FDA will agree with our determination, and a determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations or financial condition.
In addition, on July 31, 2014, the FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. On October 3, 2014, FDA issued two draft guidances, entitled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs),” or the Framework Guidance, and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs).” The Framework Guidance stated that the FDA intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. Thus, pursuant to the Framework Guidance, the FDA planned to begin to enforce its medical device requirements, including premarket submission requirements, on LDTs that have historically been marketed without FDA premarket review and oversight. Although the FDA halted finalization of the guidance in November 2016 to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution, the FDA could ultimately modify its current approach to LDTs in a way that would subject our products marketed as LDTs to the enforcement of regulatory requirements. If and when such changes to the regulatory framework occur, we could for the first time be subject to enforcement of regulatory requirements as a device manufacturer such as registration and listing requirements, medical device reporting requirements and the requirements of the FDA’s Quality System Regulation. Additionally, if and when the FDA begins to actively enforce its premarket submission regulations with respect to LDTs, we may be required to obtain premarket clearance or approval for our Guardant360 and any other products we plan to commercialize as an LDT.
There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of our future products and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business
Before we begin to label and market our products for use as clinical diagnostics in the United States, including as companion diagnostics, we may be required to obtain FDA either 510(k) clearance or PMA from the FDA, unless an exemption applies or FDA exercises its enforcement discretion and refrains from enforcing its requirements. For example, the FDA has a policy of refraining from enforcing its medical device requirements with respect to LDTs which the FDA considers to be a type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory. Although we market our Guardant360 test as an LDT pursuant to FDA’s policy of enforcement discretion, we intend to seek approval of Guardant360 through a PMA and may pursue approval of other tests we develop and offer.
The process of obtaining PMA approval is much more rigorous, costly, lengthy and uncertain than the 510(k) clearance process. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, in order to clear the proposed device for marketing. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.
The FDA’s 510(k) clearance process usually takes from three to 12 months from submission, but may last longer. The process of obtaining a PMA generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. Any delay or failure to obtain necessary regulatory approvals or clearances would have a material adverse effect on our business, financial condition and prospects.
The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA that our products are safe or effective for their intended uses;

•	the disagreement of the FDA with the design, conduct or implementation of our clinical trials or the analysis or interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

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an advisory committee, if convened by the FDA, may recommend against approval of our PMA or other application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the FDA may still not approve the product;

•	the FDA may identify deficiencies in our marketing application, and in our manufacturing processes, facilities or analytical methods or those of our third-party contract manufacturers;

•
the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval; and

•	the FDA or foreign regulatory authorities may audit our clinical trial data and conclude that the data is not sufficiently reliable to support a PMA application.
If we are unable to obtain approval for any tests for which we plan to seek approval, our business may be harmed.
Modifications to our FDA-cleared or approved products may require new 510(k) clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.
For any product approved pursuant to a PMA, we are required to seek supplemental approval for many types of changes to the approved product. The FDA requires manufacturers in the first instance to determine whether a PMA supplement or other regulatory filing is needed or whether the change may be reported via the PMA Annual Report. Similarly, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary.
If the FDA disagrees with our determination and requires us to seek new PMA approvals or 510(k) clearances for modifications to our previously approved or cleared products for which we have concluded that new approvals or clearances are unnecessary, we may be required to cease marketing or distribution of our products or to recall the modified product until we obtain approval or clearance, and we may be subject to significant regulatory fines or penalties.
If third-party payers, including commercial payers and government healthcare programs, do not provide coverage of, or adequate reimbursement for, our tests, our commercial success will be negatively affected.
Our revenue depends on achieving broad coverage and reimbursement for our tests from payers, including both commercial and government payers. If payers do not provide coverage of, or do not provide adequate reimbursement for, a substantial portion of the price of our tests, we may need to seek payment from the patient, which may adversely affect demand for our tests. Coverage determinations by a payer may depend on a number of factors, including but not limited to a payer’s determination that a test is appropriate, medically necessary or cost-effective. If we are unable to provide payers with sufficient evidence of the clinical utility and validity of our test, they may not provide coverage, or may provide limited coverage, which will adversely affect our revenues and our ability to succeed. To the extent that more competitors enter our markets, the availability of coverage and the reimbursement rate for our tests may decrease as we encounter pricing pressure from our competitors.
Since each payer makes its own decision as to whether to establish a policy to cover our tests, enter into a contract with us and set the amount it will reimburse for a test, these negotiations are a time-consuming and costly process, and they do not guarantee that the payer will provide adequate coverage or reimbursement for our tests. In addition, the determinations by a payer whether to cover our test and the amount it will reimburse for them are often made on an indication-by-indication basis. In cases where there is no coverage policy or we do not have a contracted rate for reimbursement as a participating provider, the patient is typically responsible for a greater share of the cost of the test, which may result in further delay of our revenue, increase our collection costs or decrease the likelihood of collection. Our financial assistance program for indigent patients under which we provide tests without charge to certain uninsured low-income patients, the Guardant Access Fee Assistance Program, may result in payers requiring us to provide evidence of eligibility of such patients to pay reduced out of pocket amounts.
Our claims for reimbursement from payers may be denied upon submission, and we may need to take additional steps to receive payment, such as appealing the denials. Such appeals and other processes are time-consuming and expensive, and may not result in payment. Payers may perform audits of historically paid claims and attempt to recoup funds years after the funds were initially distributed if the payers believe the funds were paid in error or determine that our tests were medically unnecessary. If a payer audits our claims and issues a negative audit finding, and we are not able to overturn the audit findings through appeal, the recoupment may result in a material adverse effect on our revenue. Additionally, in some cases commercial payers for whom we are not a participating provider may elect at any time to review claims previously paid and determine the amount they paid was too much. In these situations, the payer will typically notify us of their decision and then offset whatever amount they determine they overpaid against amounts they owe us on current claims. We do not have a mechanism to dispute these retroactive adjustments and we cannot predict when, or how often, a payer might engage in these reviews.
Although we are an in-network participating provider with some commercial health plans, including Cigna, Blue Cross Blue Shield of Illinois, Blue Cross Blue Shield of South Carolina and Blue Cross Blue Shield of Massachusetts, certain large, national commercial payers, including Anthem, Aetna and Humana, have issued non-coverage policies that treat both tissue and liquid CGP testing, including Guardant360, as experimental or investigational at this time. If we are not successful in obtaining coverage from payers, in reversing existing non-coverage policies, or if other third-party payers issue similar non-coverage policies, this could have a material adverse effect on our business and operations.
In March 2018, the Centers for Medicare and Medicaid Services, or CMS, issued a Decision Memorandum for diagnostic laboratory tests using next generation sequencing, or the NGS Decision Memorandum, such as ours, for Medicare beneficiaries with advanced cancer. In the NGS Decision Memorandum, CMS states that such tests are reasonably necessary and covered nationally, when: (1) performed in a CLIA-certified laboratory, (2) ordered by a treating physician, (3) the patient meets certain clinical and treatment criteria, (4) the test is approved or cleared by the FDA as a companion in vitro diagnostic for an FDA approved or cleared indication for use in that patient’s cancer, and (5) results are provided to the treating physician for management of the patient using a report template to specify treatment options. The NGS Decision Memorandum also states that each Medicare Administrative Contractor may determine coverage of other next generation sequencing tests for patients with advanced cancer only when the test is performed by a CLIA-certified laboratory, ordered by a treating physician and the patient meets the same clinical and treatment criteria required of nationally covered next generation sequencing tests under the NGS Decision Memorandum.
In July 2018, Palmetto GBA, the Medicare Administrative Contractor, or MAC, responsible for administering MolDx, issued a local coverage determination, or LCD, for Guardant360 for non-small cell lung cancer patients who meet certain clinical criteria. We worked with Palmetto GBA to obtain this positive coverage decision through the submission of a detailed dossier of analytical and clinical data to substantiate that the test meets Medicare’s medical necessity requirements. Noridian Healthcare Solutions, the MAC responsible for adjudicating claims in California, where our laboratory is located, is a participant in MolDx, and recently finalized its LCD for Guardant360.
Under Medicare, payment for laboratory tests like ours is generally made under the Clinical Laboratory Fee Schedule, or CLFS, with payment amounts assigned to specific procedure billing codes. In April 2014, Congress passed the Protecting Access to Medicare Act of 2014, or PAMA, which included substantial changes to the way in which clinical laboratory services are paid under Medicare. Under PAMA, laboratories that receive the majority of their Medicare revenue from payments made under the CLFS were required to report to CMS, beginning in 2017 and every three years thereafter (or annually for “advanced diagnostic laboratory tests”), commercial payer payment rates and volumes for each test they perform. CMS uses this data to calculate a weighted median payment rate for each test, which will be used to establish revised Medicare CLFS reimbursement rates for the test. Laboratories that fail to report the required payment information may be subject to substantial civil monetary penalties. When we begin billing Medicare for our tests, we expect to be subject to reporting requirements under PAMA. For tests furnished on or after January 1, 2018, Medicare payments for clinical diagnostic laboratory tests are based upon these reported commercial payer rates. If we are unable to obtain and maintain adequate reimbursement rates from commercial payers, this may adversely affect our Medicare rate. We do not believe that our tests meet the current definition of advanced diagnostic laboratory tests, and therefore we believe we will be required to report commercial payer rates for our tests every three years. It is unclear what impact new pricing structures, such as those adopted under PAMA, may have on our business, financial condition, results of operations or cash flows.
The U.S. federal government continues to show significant interest in pursuing health care reform and reducing health care costs. Similarly, commercial third-party payers may seek to reduce costs by reducing coverage or reimbursement for our tests. Any government-adopted reform measures or changes to commercial third-party payer coverage and reimbursement policies could cause significant pressure on the pricing of, and reimbursement for, health care products and services, including our tests, which could decrease demand for our tests, and adversely affect our sales and revenue.
In addition, some payers have implemented, or are in the process of implementing, laboratory benefit management programs, often using third-party benefit managers to manage these programs. The stated goals of these programs are to help improve the quality of outpatient laboratory services, support evidence-based guidelines for patient care and lower costs. The impact on laboratories, such as ours, of active laboratory benefit management by third parties is unclear, and we expect that it would have a negative impact on our revenue in the short term. It is possible that payers will resist reimbursement for tests that we offer, in favor of less expensive tests, may require pre-approval for our tests or may impose additional pricing pressure on and substantial administrative burden for reimbursement for our tests. We expect to continue to focus substantial resources on increasing adoption of, and coverage and reimbursement for, our current tests and any future tests we may develop. We believe it may take several years to achieve broad coverage and adequate contracted reimbursement with a majority of payers for our tests. However, we cannot predict whether, under what circumstances, or at what payment levels payers will cover and reimburse our tests. If we fail to establish and maintain broad adoption of, and coverage and reimbursement for, our tests, our ability to generate revenue could be harmed and our future prospects and our business could suffer.

Our products may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.
The FDA has the authority to require the recall of commercialized products that are subject to FDA regulation in the event of material deficiencies or defects in design or manufacture. The authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious, adverse health consequences or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. The FDA requires that certain classifications of recalls be reported to the FDA within ten working days after the recall is initiated. If we obtain FDA approval for one of our tests, a government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be subject to liability claims, be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.
If we initiate a correction or removal for one of our devices, issue a safety alert or undertake a field action or recall to reduce a risk to health posed by the device, this could lead to increased scrutiny by the FDA and our customers regarding the quality and safety of our tests and to negative publicity, including FDA alerts, press releases or administrative or judicial actions. Furthermore, the submission of these reports has been and could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders, which would harm our reputation.
Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.
Our ongoing research and development and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. We are currently conducting pre-and post-market clinical studies of some of our tests. In the future we may conduct clinical trials to support approval of new products. Clinical studies may need to be conducted in compliance with FDA regulations or the FDA may take enforcement action. The data collected from these clinical studies may ultimately be used to support marketing authorization for these products. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the FDA or foreign authorities and Notified Bodies will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our tests are safe and effective for the proposed indicated uses, which could cause us to abandon development of our tests and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, may impact our ability to commercialize our tests and generate revenues.
Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial.
We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials, which might increase the cost and complexity of our trials. We may also depend on clinical investigators, medical institutions and contract research organizations to perform the trials, and would control only certain aspects of their activities. Nevertheless, we would be responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties would not relieve us of our regulatory responsibilities. We and our third-party contractors are required to comply with good clinical practices, or GCPs, which are regulations and guidelines enforced by the FDA, and comparable regulations enforced by foreign regulatory authorities for products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any third-party contractor fails to comply with applicable GCPs, the clinical data generated in clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before clearing or approving our marketing applications. A failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory clearance or approval process. In addition, if these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated.
Many of these factors would be beyond our control. We may not be able to undertake additional trials, repeat trials or enter into new arrangements with third parties without undue delays or considerable expenditures. If there are delays in testing or clearances or approvals as a result of the failure to perform by third parties, our research and development costs would increase and we may not be able to obtain regulatory clearance or approval for our tests. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our tests, or to achieve sustained profitability.
Our “research use only” products for the life sciences market could become subject to more onerous regulation by the FDA or other regulatory agencies in the future which could increase our costs and delay our commercialization efforts, thereby materially and adversely affecting our life sciences business and results of operations.
In the United States, our GuardantOMNI product is currently labeled and sold for research use only, or RUO, and not for the clinical diagnostic purposes. We sell this product to a variety of parties, including biopharmaceutical companies. Because such products are not intended for use in clinical practice, and the products cannot include clinical or diagnostic claims, they are exempt from many regulatory requirements otherwise applicable to medical devices. In particular, while the FDA regulations require that RUO products be labeled, “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not subject such products to the FDA’s pre- and post-market controls for medical devices.
A significant change in the laws governing RUO products or how they are enforced may require us to change our business model in order to maintain compliance. For instance, in November 2013 the FDA issued a guidance document entitled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only,” or the RUO Guidance, which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as an LDT is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories, is in conflict with RUO status. If we engage in any activities that the FDA deems to be in conflict with the RUO status held by the products that we sell, we may be subject to immediate, severe and broad FDA enforcement action that would adversely affect our ability to continue operations. Accordingly, if the FDA finds that we are distributing our RUO products in a manner that is inconsistent with its guidance, we may be forced to stop distribution of our RUO tests until we are in compliance, which would reduce our revenues, increase our costs and adversely affect our business, prospects, results of operations and financial condition.
In the event that the FDA requires marketing authorization of our RUO products in the future, there can be no assurance that the FDA will ultimately grant any clearance or approval requested by us in a timely manner, or at all.

Even if we receive FDA approval of Guardant360 or any of our other product candidates, we will continue to be subject to extensive FDA regulatory oversight.
Medical devices are subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries where we do business. If any of our products are approved by the FDA, we will be required to timely file various reports. If these reports are not filed timely, regulators may impose sanctions and sales of our products may suffer, and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business.
In addition, as a condition of approving a PMA application, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. The product labeling must be updated and submitted in a PMA supplement as results, including any adverse event data from the post-approval study, become available. Failure to conduct post-approval studies in compliance with applicable regulations or to timely complete required post-approval studies or comply with other post-approval requirements could result in withdrawal of approval of the PMA, which would harm our business.
The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of medical devices to ensure that the claims made are consistent with the applicable marketing authorizations, that there are adequate and reasonable data to substantiate the claims and that the promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are false, misleading, not substantiated or not permissible, we may be subject to enforcement actions, including Warning Letters, and we may be required to revise our promotional claims and make other corrections or restitutions.
The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recalls, termination of distribution, administrative detention or seizures of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	customer notifications or repair, replacement or refunds;

•	refusing our requests for 510(k) clearance or PMA approvals or foreign regulatory approvals of new products, new intended uses or modifications to existing products;

•	withdrawals of current 510(k) clearances or PMAs or foreign regulatory approvals, resulting in prohibitions on sales of our products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.
Any of these sanctions could also result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations and financial condition.
In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of medical devices and spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.
We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions, will be implemented, and the extent to which they will affect the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.
Failure to comply with federal, state and foreign laboratory licensing requirements and the applicable requirements of the FDA or any other regulatory authority, could cause us to lose the ability to perform our tests, experience disruptions to our business, or become subject to administrative or judicial sanctions.
We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations establish specific standards with respect to personnel qualifications, facility administration, proficiency testing, quality control, quality assurance and inspections. Any testing subject to CLIA regulation must be performed in a CLIA certified lab. CLIA certification is also required in order for us to be eligible to bill state and federal healthcare programs, as well as commercial payers, for our tests. We have a current CLIA certificate to conduct our tests at our clinical reference laboratory in Redwood City. To maintain this certificate, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our laboratory from time to time.
We are also required to maintain a California clinical laboratory license to conduct testing in California. California laboratory laws establish standards for day-to-day operation of our clinical laboratory in Redwood City, California, including the training and skills required of personnel and quality control. In addition, some other states require our California laboratory to be licensed in the state in order to test specimens from those states. In addition to California, our laboratory is licensed by Florida, Maryland, Pennsylvania, Rhode Island and New York. Other states may have similar requirements or may adopt similar requirements in the future. Although we have obtained licenses from states where we believe we are required to be licensed, we may become aware of other states that require out-of-state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states currently have such requirements or will have such requirements in the future.
In order to test specimens from New York, LDTs must be approved by the New York State Department of Health, or NYSDOH, on a product-by-product basis before they are offered, and the Guardant360 has been approved by NYSDOH. We are subject to periodic inspection by the NYSDOH and are required to demonstrate ongoing compliance with NYSDOH regulations and standards. To the extent NYSDOH identified any non-compliance and we are unable to implement satisfactory corrective actions to remedy such non-compliance, the State of New York could withdraw approval for our tests. We will need to seek NYSDOH approval of any future LDTs we develop and want to offer for clinical testing to New York residents, and there can be no assurance that we will be able to obtain such approval.
We may also be subject to regulation in foreign jurisdictions as we seek to expand international utilization of our tests or such jurisdictions adopt new licensure requirements, which may require review of our tests in order to offer them or may have other limitations such as restrictions on the transport of human blood necessary for us to perform our tests that may limit our ability to make our tests available outside of the United States. Complying with licensure requirements in new jurisdictions may be expensive, time-consuming and subject us to significant and unanticipated delays.
The College of American Pathologists, or CAP, maintains a clinical laboratory accreditation program. While not required to operate a CLIA-certified laboratory, many private insurers require CAP accreditation as a condition to contracting with clinical laboratories to cover their tests. In addition, some countries outside the United States require CAP accreditation as a condition to permitting clinical laboratories to test samples taken from their citizens. In 2014, we obtained CAP accreditation for our Redwood City, California laboratory, and the laboratory is surveyed for compliance with CAP standards every two years in order to maintain accreditation. Failure to maintain CAP accreditation could have a material adverse effect on the sales of our tests and the results of our operations.
Failure to comply with applicable clinical laboratory licensure requirements may result in a range of enforcement actions, including suspension, limitation or revocation of our CLIA certificate and/or state licenses, imposition of a directed plan of action, onsite monitoring, civil monetary penalties, criminal sanctions and revocation of the laboratory’s approval to receive Medicare and Medicaid payment for its services, as well as significant adverse publicity. Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing clinical laboratory licensure or our failure to renew our CLIA certificate, a state or foreign license or accreditation, could have a material adverse effect on our business, financial condition and results of operations. Even if we were able to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.
We are subject to numerous federal and state healthcare statutes and regulations; complying with laws pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties and a material adverse effect to our business and operations.
Our operations are subject to other extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among others:

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the AKS, which prohibits knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind (e.g. provision of free blood sample tubes), in return for or to induce such person to refer an individual, or to purchase, lease, order, arrange for or recommend purchasing, leasing or ordering, any good, facility, item or service that is reimbursable, in whole or in part, under a federal healthcare program. The term ‘‘remuneration’’ has been broadly interpreted to include anything of value, including stock or stock options, and phlebotomy kits. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that are alleged to be intended to induce referrals, purchases or recommendations of covered items or services may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the AKS has been violated. Moreover, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are also subject to civil monetary penalties of up to $74,792 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act, or FCA. Violations of the AKS may also result in civil and criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to ten years, and exclusion from Medicare, Medicaid or other governmental programs. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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the Stark Law, which prohibits a physician from making a referral for certain designated health services covered by the Medicare or Medicaid program, including laboratory and pathology services, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services and prohibits that entity from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral, unless an exception applies. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $24,253 per claim submitted and exclusion from the federal health care programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA. The statute also provides for a penalty of up to $161,692 for a circumvention scheme;

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federal and state “Anti-Markup” rules, which, among other things, typically prohibit a physician or supplier billing for clinical lab tests from marking up the price of a purchased test performed by another laboratory or supplier that does not “share a practice” with the billing physician or supplier;

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the federal false claims laws, which impose liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government. Private individuals can bring FCA “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties ranging from $11,181 to $22,363 for each false claim, plus treble damages, and exclude the entity from participation in federal healthcare programs;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies. Violations can result in civil monetary penalties of up to $15,270 for each wrongful act;

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the federal Physician Sunshine Act, which requires certain manufacturers of drugs, biologicals, and kits, medical devices or supplies that require premarket approval by or notification to the FDA, and for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to (i) payments and other transfers of value to physicians and teaching hospitals, and (ii) ownership and investment interests held by physicians and their immediate family members. Applicable manufacturers are required to submit annual reports to CMS. Failure to submit required information may result in civil monetary penalties of $11,052 per failure up to an aggregate of $165,786 per year (or up to an aggregate of $1.105 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission, and may result in liability under other federal laws or regulations;

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the HIPAA fraud and abuse provisions, which created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private insurers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, also as amended, which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of protected health information, or PHI and other state health information privacy and data breach notification laws;

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other federal and state fraud and abuse laws, such as state anti-kickback, self-referrals, false claims and anti-markup laws, any of which may extend to services reimbursable by any payer, including private insurers;

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state laws that prohibit other specified practices, such as billing physicians for tests that they order or providing tests at no or discounted cost to induce physician or patient adoption; insurance fraud laws; waiving coinsurance, copayments, deductibles, and other amounts owed by patients; billing a state Medicaid program at a price that is higher than what is charged to one or more other payers employing, exercising control over or splitting professional fees with licensed professionals in violation of state laws prohibiting fee splitting or the corporate practice of medicine and other professions; and

•	similar foreign laws and regulations that apply to us in the countries in which we operate or may operate in the future.
Efforts to ensure that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities may conclude that our business practices, including our consulting and advisory board arrangements with physicians and other healthcare providers, some of whom receive stock options as compensation for services provided, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws.
Federal and state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, unlawful trade practices, kickbacks, patient inducement and statutory or common law fraud restrict the provision of items or services for free or at reduced charge to government health care program beneficiaries. Such state laws may also restrict the provision of items or services for free or at a reduced charge to non-government health care program beneficiaries. These laws and regulations relating to the provision of items or services for free are complex and are subject to interpretation by the courts and by government agencies. We do not currently charge Medicare or Medicaid beneficiaries for our test nor do we submit claims to any federal healthcare program.
To the extent our business operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, individual imprisonment, disgorgement of profits, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and pursue our strategy. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including current or future collaborators, are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also affect our business.
As a clinical laboratory, our business practices may face additional scrutiny from government regulatory agencies such as the Department of Justice, the U.S. Department of Health and Human Services Office of Inspector General, or OIG, and CMS. Certain arrangements between clinical laboratories and referring physicians have been identified in fraud alerts issued by the OIG as implicating the AKS. The OIG has stated that it is particularly concerned about these types of arrangements because the choice of laboratory, as well as the decision to order laboratory tests, typically are made or strongly influenced by the physician, with little or no input from patients. Moreover, the provision of payments or other items of value by a clinical laboratory to a referral source could be prohibited under the Stark Law unless the arrangement meets all criteria of an applicable exception. The government has been active in enforcement of these laws as they apply to clinical laboratories.
Numerous states have enacted laws prohibiting business corporations, such as us, from practicing medicine and other professions and from employing or engaging physicians and other professionals to practice medicine, generally referred to as the prohibition against the corporate practice of medicine and the professions, which could include physician laboratory directors. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed professional. For example, California’s Medical Board has indicated that determining the appropriate diagnostic tests for a particular condition and taking responsibility for the ultimate overall care of a patient, including providing treatment options available to the patient, would constitute the unlicensed practice of medicine if performed by an unlicensed person. Violation of these corporate practice of medicine laws may result in civil or criminal fines, as well as sanctions imposed against the business corporation and/or the professional through licensure proceedings and criminal penalties.
The growth of our business and our expansion outside of the United States may increase the potential of violating similar foreign laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Any of the foregoing consequences could seriously harm our business and our financial results.
Our billing, collections and claims processing activities are complex and time-consuming, and any delay in transmitting and collecting claims or failure to comply with applicable billing requirements, could have an adverse effect on our future revenue.
Billing for our tests is complex, time-consuming and expensive. Depending on the billing arrangement and applicable law, we bill various payers, such as insurance companies and patients, all of which may have different billing requirements. We may face increased risk in our collection efforts, including long collection cycles and the risk that we may never collect at all, either of which could adversely affect our business, results of operations and financial condition. Several factors make the billing process complex, including:

•	differences between the list price for our tests and the reimbursement rates of payers;

•	compliance with complex federal and state regulations related to billing government healthcare programs, including Medicare and Medicaid, to the extent our tests are covered by such programs;

•	differences in coverage among payers and the effect of patient co-payments or co-insurance;

•	differences in information and billing requirements among payers;

•	changes to codes and coding instructions governing our tests;

•	incorrect or missing billing information; and

•	the resources required to manage the billing and claims appeals process.
These billing complexities and the related uncertainty in obtaining payment for our tests could negatively affect our revenue and cash flow, our ability to achieve profitability and the consistency and comparability of our results of operations. In addition, if claims for our tests are not submitted to payers on a timely basis, or if we fail to comply with applicable billing requirements, it could have an adverse effect on our revenue and our business.
In addition, the coding procedure used by third-party payers to identify various procedures, including our test, is complex, does not adapt well to the genetic tests we perform and may not enable coverage and adequate reimbursement rates for our tests. Third-party payers require us to identify the test for which we are seeking reimbursement using a Current Procedural Terminology, or CPT, code. The CPT code set is maintained by the American Medical Association, or AMA. In cases where there is not a specific CPT code to describe a test, such as with Guardant360, the test may be billed under an unlisted molecular pathology procedure code or through the use of a combination of single gene CPT codes, depending on the payer. PAMA authorized the adoption of new, temporary billing codes and unique test identifiers for FDA-cleared or approved tests as well as advanced diagnostic laboratory tests. The AMA has created a new section of CPT codes, Proprietary Laboratory Analyses codes to facilitate implementation of this section of PAMA. In addition, CMS may assign unique level II HCPCS code to tests that are not already described by a unique CPT code. If we obtain FDA clearance or approval for one of our products, we must apply to the AMA or CMS to request issuance of a new CPT or level II HCPCS code, respectively, that specifically describes our test. New CPT and HCPCS codes may be issued on a quarterly basis. Commercial payer acceptance of the new CPT or HCPCS code could be delayed, and establishment of the new code could result in a decrease in reimbursement for Guardant360, both of which could potentially reduce revenue from commercial and future government payers.
Because the current coding for our products does not describe a specific test, the insurance claim must be examined to determine what test was provided, whether the test was appropriate and medically necessary, and whether payment should be rendered, which may require a letter of medical necessity from the ordering physician. This process can result in a delay in processing the claim, a lower reimbursement amount or denial of the claim. As a result, obtaining approvals from third-party payers to cover our tests and establishing adequate reimbursement levels is an unpredictable, challenging, time-consuming and costly process and we may never be successful.

Changes in health care policy could increase our costs, decrease our revenues and impact sales of and reimbursement for our tests.
In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the ACA, became law. This law substantially changed the way health care is financed by both commercial payers and government payers, and significantly impacted our industry. Since 2016 there have been efforts to repeal all or part of the ACA, and the current Presidential Administration and the U.S. Congress have taken action to roll back certain provisions of the ACA. For example, the Tax Cuts and Jobs Act, among other things, removes penalties for not complying with the ACA’s individual mandate to carry health insurance. The current Presidential Administration and the U.S. Congress may take further action regarding the ACA, including, but not limited to, repeal or replacement. Additionally, all or a portion of the ACA and related subsequent legislation may be modified, repealed or otherwise invalidated through judicial challenge, which could result in lower numbers of insured individuals, reduced coverage for insured individuals and adversely affect our business.
The ACA contained a number of provisions expected to impact our business and operations, some of which in ways we cannot currently predict, including those governing enrollment in state and federal health care programs, reimbursement changes and fraud and abuse, which will impact existing state and federal health care programs and will result in the development of new programs. For instance, the ACA required each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices, and began to apply to sales of taxable medical devices after December 31, 2012. Through a series of legislative amendments, the tax was suspended for 2016 through 2019. Absent further legislative action, the device excise tax will be reinstated on medical device sales starting January 1, 2020.
The taxes imposed by the ACA and the expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us and lower reimbursement by payers for our tests, any of which may have a material adverse impact on our business, financial condition, results of operations or cash flows.
In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional Congressional action is taken.
We anticipate there will continue to be proposals by legislators at both the federal and state levels, regulators and commercial payers to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our tests, the coverage of or the amounts of reimbursement available for our tests from payers, including commercial payers and government payers.
Our collection, use and disclosure of individually identifiable information, including health and/or employee information, is subject to state, federal and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.
The privacy and security of personally identifiable information stored, maintained, received or transmitted, including electronically, is a major issue in the United States and abroad. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to ‘‘unfairness’’ and ‘‘deception,’’ as enforced by the FTC and state attorneys general, continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose audience and customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Concerns about our practices with regard to the collection, use, retention, disclosure or security of personally identifiable information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

Numerous foreign, federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information, including state privacy and confidentiality laws (including state laws requiring disclosure of breaches); federal and state consumer protection and employment laws; HIPAA; and European and other foreign data protection laws. These laws and regulations are increasing in complexity and number, may change frequently and sometimes conflict.
HIPAA establishes a set of national privacy and security standards for the protection of individually identifiable health information, including PHI by health plans, certain healthcare clearinghouses and healthcare providers that submit certain covered transactions electronically, or covered entities, and their ‘‘business associates,’’ which are persons or entities that perform certain services for, or on behalf of, a covered entity that involve creating, receiving, maintaining or transmitting PHI.
Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly, and include civil monetary penalties of up to $55,910 per violation, not to exceed $1.68 million per calendar year for each provision of HIPAA that is violated and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. However, a single breach incident can result in findings of violations of multiple provisions, leading to possible penalties in excess of $1.68 million for violations in a single year. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. In addition, responding to government investigations regarding alleged violations of these and other laws and regulations, even if ultimately concluded with no findings of violations or no penalties imposed, can consume company resources and impact our business and, if public, harm our reputation.
Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we may have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI, or personally identifiable information along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.
In addition, the interpretation and application of consumer, health-related, and data protection laws, especially with respect to genetic samples and data, in the United States, the European Union, or the EU, and elsewhere are often uncertain, contradictory, and in flux. We operate or may operate in a number of countries outside of the United States whose laws may in some cases be more stringent than the requirements in the United States. For example, EU member countries have specific requirements relating to cross-border transfers of personal data to certain jurisdictions, including to the United States. In addition, some countries have stricter consumer notice and/or consent requirements relating to personal data collection, use or sharing, more stringent requirements relating to organizations’ privacy programs and provide stronger individual rights. Moreover, international privacy and data security regulations may become more complex and have greater consequences. For instance, as of May 25, 2018, the General Data Protection Regulation, or GDPR, has replaced the Data Protection Directive with respect to the collection and use of personal data of data subjects in the EU. The GDPR applies extra territorially and imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to health data, other special categories of personal data and pseudonymised (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs could increase, and harm our business and financial condition. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU Member States may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Further, as the GDPR has recently come into effect, enforcement priorities and interpretation of certain provisions are still unclear. To comply with the new data protection rules imposed by GDPR we may be required to put in place additional mechanisms ensuring compliance and other substantial expenditures. This may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with GDPR and other countries’ privacy or data security-related laws, rules or regulations could result in material penalties imposed by regulators, affect our compliance with client contracts and have an adverse effect on our business, financial condition and results of operations.
European data protection law also imposes strict rules on the transfer of personal data out of the EU to the United States. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. In addition, these rules are constantly under scrutiny. For example, following a decision of the Court of Justice of the EU in October 2015, transferring personal data to U.S. companies that had certified as members of the U.S. Safe Harbor Scheme was declared invalid. In July 2016 the European Commission adopted the U.S.-EU Privacy Shield Framework which replaces the Safe Harbor Scheme. However, this Framework is under review and there is currently litigation challenging other EU mechanisms for adequate data transfers (i.e., the standard contractual clauses). It is uncertain whether the Privacy Shield Framework and/or the standard contractual clauses will be similarly invalidated by the European courts. We rely on a mixture of mechanisms to transfer personal data from our EU business to the U.S., and could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators, as well as current challenges to these mechanisms in the European courts.
Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
In the ordinary course of our business, we collect and store sensitive data, including PHI, personally identifiable information, credit card and other financial information, intellectual property and proprietary business information owned or controlled by ourselves or our customers, payers and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. We also communicate sensitive data, including patient data, telephonically, through our website, through facsimile, through integrations with third-party electronic medical records and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, unauthorized access, inappropriate modification and the risk of our being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf.

The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, no security measures can be perfect and our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, such as HIPAA or HITECH, and regulatory penalties. Notice of breaches may be required to affected individuals, the Secretary of the Department of Health and Human Services or other state, federal or foreign regulators, and for extensive breaches, notice may need to be made to the media or State Attorneys General. Such a notice could harm our reputation and our ability to compete. Although we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also disrupt our operations (including our ability to conduct our analysis, provide test results, bill payers or patients, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business) and damage our reputation, any of which could adversely affect our business.
For example, in July 2018, we identified a security incident involving an unauthorized actor obtaining access to an employee email account and sending phishing messages. We engaged an independent cybersecurity firm to conduct an investigation of this incident, and while the forensic investigation is still ongoing, it appears that a total of seven such incidents have occurred over the past few months. These incidents have resulted in the unauthorized access of certain information relating to an aggregate of approximately 1,700 individuals. For approximately 1,100 of these individuals, the information accessed included PHI and primarily consisted of patients’ names, contact information, birth dates, medical diagnosis codes and, in a very limited number of cases, Social Security numbers. For the remaining individuals, information accessed did not include PHI and primarily consisted of Social Security numbers and certain other personal financial information, and credit card information in one of the incidents. We have provided or will be providing timely notices to the U.S. Department of Health and Human Services, certain state regulators and certain credit agencies, as applicable, as well as to the individuals affected. As a result of these incidents, we may also be subject to penalties, such as those described above, as well as other internal and external costs, including those relating to mitigation of the incident. We continue to analyze the information that was accessed and are implementing additional security measures to help prevent future unauthorized access to our systems and the data we maintain, but we cannot guarantee that additional incidents will be avoided. In addition, because the independent cybersecurity firm’s investigation only analyzed our email accounts dating back to February 2018 (the time period for which security logs were available in our email software), we cannot assure you that no similar incidents took place before that time.
Risks related to our intellectual property
If we are unable to obtain and maintain sufficient intellectual property protection for our technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be impaired.
We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate coverage of our competitors’ products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.
As is the case with other biotechnology companies, our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, particularly patents, in the United States and other countries with respect to our products and technologies. We apply for patents covering our products and technologies and uses thereof, as we deem appropriate. However, obtaining and enforcing biotechnology patents is costly, time-consuming and complex, and we may fail to apply for patents on important products, services and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.
As of June 30, 2018, we had 17 U.S. patents and 41 pending U.S. patent applications, with foreign counterparts. It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties. It is possible that others will design around our current or future patented technologies. Some of our patents are being challenged at the United States Patent and Trademark Office, or USPTO, in post-grant proceedings, and some of our patents, licensed patents or patent applications may be challenged at a future point in time. We may not be successful in defending any such challenges made against our patents or patent applications. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents and increased competition to our business. We have challenged and may have to challenge the patents or patent applications of third parties. The outcome of patent litigation or other proceeding can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business.
The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States or elsewhere. Courts frequently render opinions in the biotechnology field that may affect the patentability of certain inventions or discoveries, including opinions that may affect the patentability of methods for analyzing or comparing DNA sequences.
In particular, the patent positions of companies engaged in the development and commercialization of genomic diagnostic tests, like our Guardant360 and GuardantOMNI assay, are particularly uncertain. Various courts, including the U.S. Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to certain diagnostic tests and related methods. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature is uncertain, and it is possible that certain aspects of genetic diagnostics tests would be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any owned or licensed patents. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.
Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. We may not develop additional proprietary products, methods and technologies that are patentable.
Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.
The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Issued patents covering our products could be found invalid or unenforceable if challenged.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) have been, are being or may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
We may not be aware of all third-party intellectual property rights potentially relating to our product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we have and may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.
We and our licensing partners have initiated, are currently involved in, and may in the future initiate or become involved in legal proceedings against a third party to enforce a patent covering one of our products. In such proceedings, the defendant could counterclaim that the patent covering our product is invalid or unenforceable. For example, we filed separate infringement suits against Foundation Medicine, Inc. and Personal Genome Diagnostics, Inc., alleging that each infringed patents related to our Digital Sequencing technology. For more information on our current legal proceedings, please see “Business—Legal proceedings.” In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products. Such a loss of patent protection could have a material adverse impact on our business.
We rely on licenses from third parties, and if we lose these licenses then we may be subjected to future litigation.
We are party to various royalty-bearing license agreements that grant us rights to use certain intellectual property, including patents and patent applications, typically in certain specified fields of use. We may need to obtain additional licenses from others to advance our research, development and commercialization activities. Our license agreements impose, and we expect that future license agreements will impose, various development, diligence, commercialization and other obligations on us.
In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization activities. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
Moreover, disputes may arise with respect to any one of our licensing agreements, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.
If we do not prevail in such disputes, we may lose any of such license agreements.
In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.
Our failure to maintain such licenses could have a material adverse effect on our business, financial condition and results of operations. Any of these licenses could be terminated, such as if either party fails to abide by the terms of the license, or if the licensor fails to prevent infringement by third parties or if the licensed patents or other rights are found to be invalid or unenforceable. Absent the license agreements, we may infringe patents subject to those agreements, and if the license agreements are terminated, we may be subject to litigation by the licensor. Litigation could result in substantial costs and be a distraction to management. If we do not prevail, we may be required to pay damages, including treble damages, attorneys’ fees, costs and expenses, royalties or, be enjoined from selling our products or services, including our Guardant360 assay, which could adversely affect our ability to offer products or services, our ability to continue operations and our financial condition.
If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.
In the future, we may identify third-party technology we may need, including to develop or commercialize new products or services. In return for the use of a third party’s technology, we may agree to pay the licensor royalties based on sales of our solutions. Royalties are a component of cost of products or services and affect the margins on our solutions. We may also need to negotiate licenses to patents or patent applications before or after introducing a commercial product. We may not be able to obtain necessary licenses to patents or patent applications, and our business may suffer if we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed.
In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. If we are required to assert our rights against such party, it could result in significant cost and distraction.
Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.
We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
We have employed and expect to employ individuals who were previously employed at universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential products, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
We may not be able to protect and enforce our trademarks.
We have not yet registered certain of our trademarks in all of our potential markets, although we have registered Guardant Health, Guardant360 and GuardantOMNI in the United States. If we apply to register these and trademarks in the United States and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.
We may be subject to claims challenging the inventorship of our patents and other intellectual property.
We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be involved in litigation related to intellectual property, which could be time-intensive and costly and may adversely affect our business, operating results or financial condition.
We have been, are currently in, and may also in the future be, involved with litigation or actions at the USPTO with various third parties. We expect that the number of such claims may increase as the number of products or services, and the level of competition in our industry segments, grow. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments.
Litigation may be necessary for us to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. We are currently engaged in lawsuits against Foundation Medicine, Inc. and Personal Genome Diagnostics, Inc. for infringement over some of our patents. The outcome of this litigation, as well as any other litigation or proceeding, is inherently uncertain and might not be favorable to us. Further, we could encounter delays in product introductions, or interruptions in sale of products or services, as we develop alternative products or services. In addition, if we resort to legal proceedings to enforce our intellectual property rights (as we have against Foundation Medicine, Inc. and Personal Genome Diagnostics, Inc.) or to determine the validity, scope and coverage of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. If we do not prevail in such legal proceedings, we may be required to pay damages and we may lose significant intellectual property protection for our products or services, such that competitors could copy our products or services. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.
As we move into new markets and applications for our products or services, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and, in the future, have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties.
However, our research, development and commercialization activities are currently and may in the future be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other patent challenges, both within and outside the

United States, involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products. As the precision oncology industry expands and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties. Numerous significant intellectual property issues have been litigated, are being litigated and will likely continue to be litigated, between existing and new participants in our existing and targeted markets, and competitors have and may assert that our products or services infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets.
Third parties may assert that we are employing their proprietary technology without authorization. For instance, Foundation Medicine, Inc. filed a lawsuit for patent infringement against us in May 2016, which we settled in July 2018. We are also aware of issued U.S. patents and patent applications with claims related to our products and services, and there may be other related third-party patents or patent applications of which we are not aware. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future products and services may infringe. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our products or services infringes these patents.
We could incur substantial costs and divert the attention of our management and technical personnel in defending against any of these claims. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.
Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products or services, and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs, and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we could encounter delays in product or service introductions while we attempt to develop alternative products or services to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing products or services, and the prohibition of sale of any of our products or services could materially affect our business and our ability to gain market acceptance for our products or services.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.
In addition, our agreements with some of our customers, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results or financial condition.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors may be able to enter the market without infringing our patents and this circumstance would have a material adverse effect on our business.
Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of potential new products, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Risks related to our common stock and this offering
There has been no prior public market for our common stock and an active trading market may not develop.
Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to both raise capital by selling shares of common stock and acquire other complementary products, technologies or businesses by using our shares of common stock as consideration.
Upon closing of this offering, we expect that our common stock will be listed on the Nasdaq Global Select Market, or Nasdaq. If we fail to satisfy the continued listing standards of Nasdaq, however, we could be de-listed, which would negatively impact the price of our common stock.
We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.
The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and customer mix for our precision oncology testing;

•	the introduction of new products or product enhancements by us or others in our industry;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our results of operations or those of others in our industry;

•	media exposure of our products or of those of others in our industry;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.
Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
If a trading market for our common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company:” we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.
In addition, while we are an “emerging growth company” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.
We may remain an “emerging growth company” until as late as December 31, 2023, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.
The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. As we work toward adopting and implementing the new revenue accounting standard, management will make judgments and assumptions based on our interpretation of the new standard. The new revenue standard is principle-based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance may evolve as we work toward implementing the new standard. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of June 30, 2018. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”
This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering and the exercise of stock options granted to our employees. The exercise of any of these options would result in additional dilution.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have outstanding             shares of common stock based on the number of shares outstanding as of June 30, 2018. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,             shares are currently restricted as a result of securities laws or 180-day lock-up agreements but will be able to be sold after the offering as described in the section of this prospectus entitled “Shares eligible for future sale.” Moreover, after this offering, holders of an aggregate of up to 78,981,118 shares of our common stock, including shares of our common stock issuable upon the conversion of the shares of our convertible preferred stock that will be outstanding immediately prior to the consummation of this offering, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus entitled “Description of capital stock—Registration rights.” We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section of this prospectus entitled “Underwriting.”
Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.
After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock will collectively control approximately             % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.
We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.
We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.
Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.
If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our common stock.
As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2019. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.
We are further enhancing internal controls, processes and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.
When we cease to be an “emerging growth company” under the federal securities laws, our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

•
our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•
our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•
a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	our board of directors may alter our bylaws without obtaining stockholder approval;

•
the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•
stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•
our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Furthermore, our amended and restated certificate of incorporation that will become effective upon the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, any future debt or preferred securities or future debt agreements we may enter may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
Recent tax legislation and future changes to applicable tax laws and regulations may have a material adverse effect on our business, financial condition and results of operations.
Changes in laws and policy relating to taxes may have an adverse effect on our business, financial condition and results of operations. For example, the U.S. government recently enacted significant tax reform, and certain provisions of the new law may adversely affect us. Changes include, but are not limited to, a federal corporate tax rate decrease to 21% for tax years beginning after December 31, 2017, limitations on interest expense deductions, the immediate expensing of certain capital expenditures, the adoption of elements of a partially territorial tax system, new anti-base erosion provisions, a reduction to the maximum deduction allowed for NOLs generated in tax years after December 31, 2017 and providing for indefinite carryforwards for losses generated in tax years after December 31, 2017. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, and will be subject to interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which could mitigate or increase certain adverse effects of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation. Generally, future changes in applicable tax laws and regulations, or their interpretation and application could have an adverse effect on our business, financial conditions and results of operations.

Special note regarding forward-looking statements
This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements about:

•	estimates of our addressable market, future revenue, expenses, capital requirements and our needs for additional financing;

•	the implementation of our business model and strategic plans for our products, technologies and businesses;

•	competitive companies and technologies and our industry;

•	our ability to manage and grow our business by expanding our sales to existing customers or introducing our products to new customers;

•	third-party payer reimbursement and coverage decisions;

•	expectations regarding our joint venture with SoftBank;

•	our ability to establish and maintain intellectual property protection for our products or avoid claims of infringement;

•	potential effects of extensive government regulation;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to hire and retain key personnel;

•	our ability to obtain additional financing in this or future offerings;

•	the volatility of the trading price of our common stock;

•	our belief that approval of liquid biopsy by the FDA will drive benefits in several areas of our business;

•	our expectations regarding use of proceeds from this offering; and

•	our expectations about market trends.
Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Factors that may cause actual results to differ materially from current expectations include, among other things, those described in the section entitled “Risk factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating these forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Market, industry and other data
This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of patients and physicians regarding certain therapies and other patient data and reimbursement data, as well as market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus from our own internal estimates and research, as well as from publicly available information, industry publications and research, surveys and studies conducted by third-parties, including governmental agencies.
Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed in “Risk factors.”

Use of proceeds
We estimate the net proceeds from this offering will be approximately $            million, or $             million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $            million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions.
The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our potential future access to the public equity markets. As of the date of this prospectus, we have no specific plan for the net proceeds from this offering, or any significant portion thereof. However, w e intend to use the net proceeds from this offering for primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures .
We may also use a portion of our net proceeds to co-develop, acquire or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.
We will have broad discretion over the uses of the net proceeds from this offering. Pending the uses described above, we plan to invest the net proceeds from this offering in short and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy
We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and the restrictions set forth in any of our contractual agreements, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

Capitalization
The following table sets forth our capitalization as of June 30, 2018:

•	on an actual basis;

•
on a pro forma basis to reflect: (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 78,970,767 shares of common stock immediately prior to the completion of this offering; (ii) the issuance of 366,104 shares of common stock upon the exercise of outstanding common stock warrants immediately prior to the completion of this offering; (iii) the conversion of warrants to purchase up to 10,351  shares of our convertible preferred stock into warrants to purchase up to 10,351  shares of common stock immediately prior to the completion of this offering; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation immediately following the completion of this offering; and

•
on a pro forma as adjusted basis to give further effect to the issuance and sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Use of proceeds,” “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of June 30, 2018
(in thousands, except for share and per share amounts)	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)
	(unaudited)
Redeemable noncontrolling interest	$41,000	$41,000
Stockholders’ equity:
Convertible preferred stock, $0.00001 par value per share; 80,104,464 shares authorized, 78,627,369 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	499,974	—
Preferred stock, $0.00001 par value per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.00001 par value per share; 111,853,396 shares authorized, 16,972,963 shares issued and outstanding, actual; 350,000,000 shares authorized, pro forma and pro forma as adjusted, 96,309,834 shares issued and outstanding, pro forma, and shares issued and outstanding, pro forma as adjusted	—	1
Additional paid-in capital	8,718	508,691
Accumulated other comprehensive loss	(692)	(692)
Accumulated deficit	(231,219)	(231,219)
Total stockholders’ equity	276,781	276,781
Total capitalization	$317,781	$317,781	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of additional paid-in capital, total stockholders’ equity and total

capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions.
The number of shares of our common stock to be outstanding after this offering is based on 96,309,834 shares of our common stock outstanding as of June 30, 2018, and excludes the following:

•	9,958,587 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2018, with a weighted-average exercise price of $2.92 per share;

•
10,351 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2018 to purchase shares of our convertible preferred stock with a weighted-average exercise price of $2.00 per share, which will convert into warrants to purchase common stock immediately prior to the completion of this offering;

•
1,531,324 shares of common stock that were reserved for future issuance as of June 30, 2018 under the 2012 Plan, which includes 1,105,850 shares of common stock issuable upon the exercise of options granted after June 30, 2018, with a weighted-average exercise price of $5.83 per share;

•
                 shares of common stock reserved for future issuance under the 2018 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2018 Plan, which will become effective immediately prior to the completion of this offering; and

•
                 shares of common stock reserved for future issuance under our ESPP, as well as any automatic increases in the number of shares of our common stock reserved for further issuance under the ESPP, which will become effective immediately prior to the completion of this offering.

Dilution
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
Historical net tangible book value per share represents our total tangible assets less our total liabilities divided by the total number of shares of common stock outstanding. As of June 30, 2018, our historical net tangible book value was approximately $266.5 million , or $15.70 per share, based on 16,972,963 shares of common stock outstanding as of that date. Our pro forma net tangible book value as of June 30, 2018 was approximately $266.5 million , or $2.77 per share, after giving effect to (i) the conversion of all shares of our outstanding convertible preferred stock into an aggregate of 78,970,767 shares of common stock; (ii) the issuance of 366,104 shares of common stock upon the exercise of outstanding common stock warrants; and (iii) the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase 10,351 shares of our common stock , in each case, immediately prior to the completion of this offering.
After giving further effect to receipt of the net proceeds from our sale of             shares of common stock at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $            per share to new investors participating in this offering.
The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2018	$15.70
Pro forma decrease in net tangible book value per share	12.93
Pro forma net tangible book value per share as of June 30, 2018	2.77
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering		$
Dilution per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $             per share and the dilution per share to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.
We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and decrease (increase) the dilution per share to new investors participating in this offering by $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.
If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be approximately $             per share, and the dilution to new investors participating in this offering would be approximately $             per share.

The table below summarizes, as of June 30, 2018, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors participating in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(in thousands, except share and per share data and percentages)	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	96,309,834		$		$
New investors					$
Total		100%		$100%

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to     % of the total number of shares of common stock to be outstanding upon completion of the offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors by $             million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $             million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The number of shares of our common stock to be outstanding after this offering is based on 96,309,834 shares of our common stock outstanding as of June 30, 2018, and excludes the following:

•	9,958,587 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2018, with a weighted-average exercise price of $2.92 per share;

•
10,351 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2018 to purchase shares of our convertible preferred stock with a weighted-average exercise price of $2.00 per share, which will convert into warrants to purchase common stock immediately prior to the completion of this offering;

•
1,531,324 shares of common stock that were reserved for future issuance as of June 30, 2018 under the 2012 Plan, which includes 1,105,850 shares of common stock issuable upon the exercise of options granted after June 30, 2018, with a weighted-average exercise price of $5.83 per share;

•
                 shares of common stock reserved for future issuance under our 2018 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2018 Plan, which will become effective immediately prior to the completion of this offering; and

•
                  shares of common stock reserved for future issuance under our ESPP, as well as any automatic increases in the number of shares of our common stock reserved for further issuance under the ESPP, which will become effective immediately prior to the completion of this offering.

To the extent any of the outstanding options or convertible preferred stock warrants described above are exercised, new options are issued or we issue additional shares of common stock or other equity or convertible debt securities in the future, including as payment that may be required pursuant to put and call rights in our joint venture agreement with SoftBank as described in “Certain relationships and related party transactions—Joint venture with SoftBank,” there will be further dilution to investors participating in this offering.

Selected financial data
The following tables present our selected historical financial data for the periods ended on and as of the dates indicated. The selected statements of operations data for the years ended December 31, 2016 and 2017, and the selected balance sheet data as of December 31, 2016 and 2017, are derived from our audited financial statements included elsewhere in this prospectus. The selected statements of operations data for the six months ended June 30, 2017 and 2018, and the selected balance sheet data as of June 30, 2018, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and on the same basis as our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations for the six months ended June 30, 2017 and 2018 and of our financial position as of June 30, 2018. Our historical results are not necessarily indicative of the results that may be expected in the future and results for the six months ended June 30, 2018 are not necessarily indicative of results to be expected for the full year or any other period. You should read the financial data below together with the information under the caption “Management’s discussion and analysis of financial condition and results of operations” and our audited financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except per share data)	2016	2017	2017	2018
			(unaudited)
Statements of Operations Data:
Revenue:
Precision oncology testing	$24,496	$42,088	$17,674	$32,013
Development services	753	7,754	1,034	4,061
Total revenue	25,249	49,842	18,708	36,074
Costs and operating expenses:
Cost of precision oncology testing	22,065	28,883	13,325	17,551
Cost of development services	59	2,735	484	1,661
Research and development expense	10,859	25,562	10,196	19,809
Sales and marketing expense	26,192	32,497	15,133	22,887
General and administrative expense	9,921	36,777	11,887	15,516
Total costs and operating expenses	69,096	126,454	51,025	77,424
Loss from operations	(43,847)	(76,612)	(32,317)	(41,350)
Interest income	733	2,234	565	1,974
Interest expense	(3,018)	(2,702)	(2,095)	(648)
Loss on debt extinguishment	—	(5,075)	(5,075)	—
Other income (expense), net	(1)	(1,059)	(649)	4,544
Loss before provision for income taxes	(46,133)	(83,214)	(39,571)	(35,480)
Provision for income taxes	6	7	—	3
Net loss	$(46,139)	$(83,221)	$(39,571)	$(35,483)
Deemed dividend related to repurchase of Series A convertible preferred stock	—	(4,716)	—	—
Deemed dividend related to change in conversion rate of Series D convertible preferred stock	—	(1,058)	(1,058)	—
Net loss attributable to common stockholders	$(46,139)	$(88,995)	$(40,629)	$(35,483)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(2.61)	$(5.22)	$(2.27)	$(2.15)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	17,692	17,054	17,923	16,475
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(1.14)		$(0.37)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		78,316		95,847

(1)
See Notes 2 and 12 to our audited financial statements and Notes 2 and 13 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, basic and diluted pro forma net loss per share attributable to common stockholders, and the weighted-average number of shares used in the computation of these per share amounts.

	As of December 31,		As of June 30,
(in thousands)	2016	2017	2018
			(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$95,256	$294,574	$301,201
Working capital(1)	88,813	223,308	253,955
Total assets	116,565	342,938	362,847
Total liabilities	36,869	34,332	45,066
Redeemable noncontrolling interest	—	—	41,000
Total stockholders’ equity	79,696	308,606	276,781

(1)
We define working capital as current assets less current liabilities. See our audited financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Management’s discussion and analysis of financial condition and results of operations
You should read the following discussion and analysis of financial condition and results of operations together with the section titled “Selected financial data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk factors.”
Overview
We are a leading precision oncology company focused on helping conquer cancer globally through use of our proprietary blood tests, vast data sets and advanced analytics. We believe that the key to conquering cancer is unprecedented access to its molecular information throughout all stages of the disease, which we intend to enable by a routine blood draw, or liquid biopsy. Our Guardant Health Oncology Platform is designed to leverage our capabilities in technology, clinical development, regulatory and reimbursement to drive commercial adoption, improve patient clinical outcomes and lower healthcare costs. In pursuit of our goal to manage cancer across all stages of the disease, we have launched our liquid biopsy tests, Guardant360 and GuardantOMNI, for advanced stage cancer, which fuel our programs developing tests for recurrence and early detection, LUNAR-1 and LUNAR-2, respectively. Guardant360, which we launched in 2014, has become the world’s market-leading comprehensive liquid biopsy test and has been used by more than 5,000 oncologists, over 40 biopharmaceutical companies and all 27 National Comprehensive Cancer Network, or NCCN, Centers. We launched GuardantOMNI in 2017 as a comprehensive genomic profiling tool to enable our biopharmaceutical customers to accelerate clinical development programs in both immuno-oncology and targeted therapy.
Since our inception, we have devoted substantially all of our resources to research and development activities related to Guardant360 and GuardantOMNI and our LUNAR-1 and LUNAR-2 programs, including clinical and regulatory initiatives to obtain approval by the FDA and sales and marketing activities. We are pioneering the clinical comprehensive liquid biopsy market with Guardant360 and GuardantOMNI. Guardant360 is a molecular diagnostic test measuring 73 cancer-related genes and GuardantOMNI is a broader 500-gene panel, both of which analyze circulating tumor DNA in blood. Guardant360 has been used over 70,000 times by clinicians to help inform which therapy may be effective for advanced stage cancer patients with solid tumors. It is also used by biopharmaceutical companies for a range of applications, including identifying target patient populations to accelerate translational science research, clinical trial enrollment, and drug development, and commercialization post-drug approval.
The analytical and clinical data that we have generated in our efforts to establish clinical utility, combined with the support we have developed with KOLs in the oncology community have led to positive coverage decisions by a number of commercial payers. Guardant360 is currently covered by Cigna and several Blue Cross Blue Shield plans, which have adopted reimbursement policies that specifically cover Guardant360 for non-small cell lung cancer, or NSCLC, which we believe gives us a competitive advantage with these payers. We anticipate approval by the FDA, if obtained, may support improvements in coverage and reimbursement for Guardant360. In July 2018, Palmetto GBA, the Medicare Administrative Contractor, or MAC, responsible for administering Medicare’s molecular diagnostic services program, MolDx, issued a local coverage determination, or LCD, for Guardant360 for NSCLC patients who meet certain clinical criteria. We worked with Palmetto GBA to obtain this positive coverage decision through the submission of a detailed dossier of analytical and clinical data to substantiate that the test meets Medicare’s medical necessity requirements. Noridian Healthcare Solutions, the MAC responsible for adjudicating claims in California, where our laboratory is located, is a participant in MolDx and recently finalized its LCD for Guardant360.
In the United States, we market our tests to clinical customers through our targeted sales organization, which as of June 30, 2018 included 30 sales representatives that are engaged in sales efforts and promotional activities primarily to oncologists and cancer centers. Outside the United States, we market our tests to clinical customers through distributors and direct contracts with health care institutions. We market our tests to biopharmaceutical customers globally through our business development team, which promotes the broad utility of our tests throughout drug development and commercialization. Additionally, we have established a joint venture with SoftBank to accelerate commercialization of our products in Asia, the Middle East and Africa, with our initial focus being on Japan. Our products are currently marketed in 39 countries.
We perform Guardant360 and GuardantOMNI tests in our clinical laboratory located in Redwood City, California. The laboratory is accredited by CLIA, permitted under the New York State Department of Health, or NYSDOH, and licensed in many other states including California, Florida, Maryland, Pennsylvania and Rhode Island. In January 2018, the FDA granted Guardant360 expedited access pathway designation, which offers potentially faster review for breakthrough medical devices that address unmet medical needs.
We generated total revenue of $25.2 million and $49.8 million for the years ended December 31, 2016 and 2017, respectively, and of $18.7 million and $36.1 million for the six months ended June 30, 2017 and 2018, respectively. We also incurred net losses of $46.1 million and $83.2 million for the years ended December 31, 2016 and 2017, respectively, and of $39.6 million and $35.5 million for the six months ended June 30, 2017 and 2018, respectively. We have funded our operations to date principally from the sale of convertible preferred stock, revenue from precision oncology testing and development services, and the incurrence of indebtedness. Most recently in 2017, we raised $320.4 million through the sale of our Series E convertible preferred stock. As of June 30, 2018, we had cash, cash equivalents and marketable securities of $301.2 million.
Factors affecting our performance
We believe there are several important factors that have impacted and that we expect will impact our operating performance and results of operations, including:

•
Precision oncology testing volume and customer mix. Our revenue and costs are affected by the volume of testing and mix of customers from period to period. We evaluate both the volume our clinical sample tests, or the number of tests that we perform for patients on behalf of clinicians, as well as tests for biopharmaceutical companies. Our performance depends on our ability to retain and broaden adoption with existing customers, as well as attract new customers. We believe that the test volume we receive from clinicians and biopharmaceutical companies are indicators of growth in each of these customer verticals. Customer mix for our tests has the potential to significantly affect our results of operations, as the average selling price for biopharmaceutical sample testing is currently significantly greater than our average selling price for clinical tests since we are not a contracted provider for or our tests are not covered by clinical patients’ insurance. For instance, approximately 38% and 37% of our U.S. clinical tests for the year ended December 31, 2017 and for the six months ended June 30, 2018, respectively, were for Medicare beneficiaries. Since Medicare did not cover our tests during this time, we did not submit claims for reimbursement. We evaluate our average selling price for tests that are covered by commercial payers, and tests that are not covered by commercial payers, including tests for patients covered by Medicare, and patients without insurance. If we are successful in obtaining FDA approval for our liquid biopsy tests, we anticipate our aggregate sales price for clinical tests to increase as we believe FDA approval will result in Medicare coverage for our tests.

•
Regulatory (FDA) approval for liquid biopsy. Guardant360 was the first comprehensive liquid biopsy approved by NYSDOH. In addition, we believe our facility was the first comprehensive liquid biopsy laboratory to be CLIA-certified, CAP-accredited and NYSDOH-permitted. While FDA approval is currently not required to market our tests in the United States, we intend to seek a PMA for Guardant360. In January 2018, the FDA granted Guardant360 expedited access pathway designation, which offers faster review for breakthrough medical devices that address unmet medical needs. In March 2018, the Centers for Medicare and Medicaid Services, or CMS, published a Decision Memorandum for next-generation sequencing tests for patients with advanced cancer who meet certain clinical criteria, or the NGS Decision Memorandum. The NGS Decision Memorandum states that coverage would be available for next-generation sequencing FDA-approved tests offered within the FDA-approved labeling. FDA approval now provides a path to reimbursement by Medicare through the NGS Decision Memorandum. We plan to submit our PMA application to the FDA in the first half of 2019. We believe that this establishes a competitive advantage for tests receiving FDA approval and that FDA approval will be increasingly necessary for diagnostic tests to gain adoption, both in the United States and abroad. We believe

FDA approval, if obtained, will help increase adoption of our tests and facilitate favorable reimbursement decisions by Medicare and commercial payers. Any negative regulatory decisions or changes in regulatory requirements affecting our business could adversely impact our operations and financial results.

•
Reimbursement for clinical sample testing. Our revenue depends on achieving broad coverage and reimbursement for our tests from third-party payers, including both commercial and government payers. Payment from third-party payers differs depending on whether we have entered into a contract with the payers as a “participating provider” or do not have a contract and are considered a “non-participating provider.” Payers will often reimburse non-participating providers, if at all, at a lower amount than participating providers. We have received a substantial portion of our revenue from a limited number of third-party commercial payers, most of which have not contracted with us to be a participating provider. We have received reimbursement for tests of patients with a variety of cancers, though for amounts that on average are significantly lower than for participating providers. Historically, we have experienced situations where commercial payers proactively reduced the amounts they were willing to reimburse for our tests, and in other situations, commercial payers have determined that the amounts they previously paid were too high and have sought to recover those perceived excess payments by deducting such amounts from payments otherwise being made. When we contract to serve as a participating provider, reimbursements are made pursuant to a negotiated fee schedule and are limited to only covered indications. Becoming a participating provider generally results in higher reimbursement for covered indications and lack of reimbursement for non-covered indications. As a result, the impact of becoming a participating provider with a specific payer will vary based on historical reimbursement as a non-participating provider for that payer, and in some situations, the benefit of increased reimbursement for covered testing could be offset by the loss of reimbursement on other tests previously received when we served as a non-participating provider. Recently Cigna and multiple Blue Cross Blue Shield plans adopted reimbursement policies that cover Guardant360 for the majority of NSCLC patients we test. If their reimbursement policies were to change in the future to cover additional cancer indications, we anticipate that our total reimbursement would increase. If we are not able to obtain or maintain coverage and adequate reimbursement from third-party payers, we may not be able to effectively increase our testing volume and revenue as expected. Additionally, retrospective reimbursement adjustments can negatively impact our revenue and cause our financial results to fluctuate.

•
Investment in clinical studies and product innovation to support commercial growth. A significant aspect of our business is our investment in research and development, including the development of new products, such as those being developed as part of our LUNAR-1 and LUNAR-2 programs, and our investments in clinical utility studies. In particular, we have invested heavily in clinical studies, including 29 clinical outcomes studies, the largest-ever liquid-to-tissue concordance study, and a prospective interventional clinical utility study demonstrating clinical overall response rates in line with tissue biopsy approaches. Our clinical research has resulted in 80 peer-reviewed publications for Guardant360. In addition to clinical studies, we are collaborating with investigators from multiple academic cancer centers, including MD Anderson Cancer Center, the University of Colorado, Memorial Sloan Kettering Cancer Center, Massachusetts General Cancer Center, Wake Forest Cancer Center and the University of California San Francisco, as well as several international institutions. We believe these studies are critical to gaining physician adoption and driving favorable coverage decisions by payers, and expect our investments to increase. We expect to increase our research and development expense with the goal of fueling further innovation.

•
Ability to attract new biopharmaceutical customers and maintain and expand relationships with existing customers. Our business development team promotes the broad utility of our products for biopharmaceutical companies in the United States and internationally. Our revenue and business opportunities depend in part on our ability to attract new biopharmaceutical customers and to maintain and expand relationships with existing customers, and we expect to increase our sales and marketing expense in furtherance of this goal. As we continue to develop these relationships, we expect to support a growing number of clinical trials both in the United States and internationally. If our relationships expand, we believe we may have opportunities to offer our platform for companion diagnostic development, novel target discovery and validation efforts, and to grow into other commercial opportunities. For example, we believe genomic data, in combination with clinical outcomes or claims data, has revenue-generating potential, including for novel target identification.

•
International expansion. A component of our long-term growth strategy is to expand our commercial footprint internationally, and we expect to increase our sales and marketing expense to execute on this strategy. We currently offer our tests in 38 countries outside the United States, primarily through distributor relationships or direct contracts with hospitals. In May 2018, we formed and capitalized a joint venture, Guardant Health AMEA, Inc., which we refer to as the Joint Venture, with SoftBank relating to the sale, marketing and distribution of our tests in all areas worldwide outside of North America, Central America, South America, the United Kingdom, all other member states of the European Union as of May 2017, Iceland, Norway, Switzerland and Turkey, or the JV Territory. Depending on the market opportunity in a country, the Joint Venture may create direct operations, sell through a distribution model or license to a third party. Direct operations would entail full operations including a laboratory, sales and marketing and regulatory among other functions. Under the distribution model, our tests would be marketed and sold by the Joint Venture or third-party distributors in relevant countries within the JV territory, and the tests would be performed by or on behalf of us or our affiliates outside of such countries on samples obtained by the Joint Venture or third-party distributors in such countries. Following a determination by the board of directors of the Joint Venture on the appropriate model for an individual country, we will enter into agreements with the Joint Venture with respect to the individual country based on the license or distribution model. We expect to rely on the Joint Venture to accelerate commercialization of our products in Asia, the Middle East and Africa, with our initial focus being on Japan.

While each of these areas present significant opportunities for us, they also pose significant risks and challenges that we must address. See “Risk factors” for more information.
Components of results of operations
Revenue
We derive our revenue from two sources: (i) precision oncology testing and (ii) development services.
Precision oncology testing. Precision oncology testing revenue is generated from sales of our tests. In the United States, we performed tests as an out-of-network service provider without contracts with health insurance companies. We submitted claims for payment for U.S. test from patients covered by private insurance payers. We did not submit claims for U.S. tests from patients covered by Medicare, which represented approximately 38% and 37% of U.S. tests processed for the year ended December 31, 2017 and for the six months ended June 30, 2018, respectively. Due to the lack of contracts with U.S. insurance payers and variability in payments received for claims submitted, revenue is not recognized at the time the service is performed as the price of the transaction is not fixed and determinable and collectability is not reasonably assured. We expect to recognize revenue on a cash basis for testing of U.S. clinical samples until we have sufficient history to reliably estimate payment patterns. We provided precision oncology testing to biopharmaceutical companies under contracts, therefore we recognized revenue on an accrual basis for those services.
Development services. Development services revenue represents services, other than precision oncology testing, that we provide to biopharmaceutical companies and large medical institutions. It includes companion diagnostic development and regulatory approval services, clinical trial referrals and liquid biopsy testing development and support. We collaborate with biopharmaceutical companies in the development and clinical trials of new drugs. As part of these collaborations, we provide services related to regulatory filings with the FDA to support companion diagnostic device submissions for our liquid biopsy panels. Under these collaborations we generate revenue from achievement of milestones, as well as provision of on-going support. These collaboration arrangements include no royalty obligations. Development services revenue can vary over time as different projects start and complete, and we expect total development services revenue to be lower in the year of 2018 than it was in 2017 due to timing of two significant collaboration arrangements, which were mainly performed in 2017.
Costs and operating expenses
Cost of precision oncology testing. Cost of precision oncology testing generally consists of cost of materials, direct labor, including bonus, benefit and stock-based compensation; equipment and infrastructure expenses associated with processing liquid biopsy test samples, including sample accessioning, library preparation, sequencing, quality control analyses and shipping charges to transport blood samples; freight; curation of test results for physicians;

and license fees due to third parties. Infrastructure expenses include depreciation of laboratory equipment, rent costs, amortization of leasehold improvements and information technology costs. Costs associated with performing our tests are recorded as the tests are processed regardless of whether revenue was recognized with respect to the tests. Royalties for licensed technology are calculated as a percentage of revenues generated using the associated technology and recorded as expense at the time the related revenue is recognized. One-time royalty payments related to signing of license agreements or other milestones, such as issuance of new patents, are amortized to expense over the expected useful life of the patents. While we do not believe the technologies underlying these licenses are necessary to permit us to provide our tests, we do believe these technologies are potentially valuable and of possible strategic importance to us or our competitors. Under these license agreements, we are obligated to pay aggregate royalties ranging from 2.5% to 3.0% of sales in which the patents are used in the product or service sold, subject to minimum annual royalties or fees in certain agreements. Cost of precision oncology testing revenue included $1.1 million of royalty expense for the year ended December 31, 2017 compared to $0.7 million for the ended December 31, 2016, and $0.6 million for the six months ended June 30, 2018 compared to $0.5 million for the six months ended June 30, 2017.
We expect the cost of precision oncology testing to generally increase in line with the increase in the number of tests we perform, but the cost per test to decrease modestly over time due to the efficiencies we may gain as test volume increases, and from automation and other cost reductions.
Cost of development services. Cost of development services includes costs incurred for the performance of development services requested by our customers. For development of new products, costs incurred before technological feasibility has been achieved are reported as research and development expenses, while costs incurred thereafter are reported as cost of revenue. Cost of development services will vary depending on the nature, timing and scope of customer projects.
Research and development expense. Research and development expenses consist of costs incurred to develop technology and include salaries and benefits, reagents and supplies used in research and development laboratory work, infrastructure expenses, including allocated facility occupancy and information technology costs, contract services, other outside costs and costs to develop our technology capabilities. Research and development expenses also include costs related to activities performed under contracts with biopharmaceutical companies. Research and development costs are expensed as incurred. Payments made prior to the receipt of goods or services to be used in research and development are deferred and recognized as expense in the period in which the related goods are received or services are rendered. Costs to develop tour technology capabilities are recorded as research and development unless they meet the criteria to be capitalized as internal-use software costs.
We expect that our research and development expenses will continue to increase in absolute dollars as we continue to innovate and develop additional products, expand our genomic and medical data management resources and conduct our ongoing and new clinical trials. This expense, though expected to increase in absolute dollars, is expected to decrease modestly as a percentage of revenue in the long term, though it may fluctuate as a percentage from period to period due to the timing and extent of these expenses.
Sales and marketing expense. Our sales and marketing expenses are expensed as incurred and include costs associated with our sales organization, including our direct sales force and sales management, client services, marketing and reimbursement, as well as business development personnel who are focused on our biopharmaceutical customers. These expenses consist primarily of salaries, commissions, bonuses, employee benefits, travel and stock-based compensation, as well as marketing and educational activities and allocated overhead expenses.
We expect our sales and marketing expenses to increase in absolute dollars as we expand our sales force, increase our presence within and outside of the United States, and increase our marketing activities to drive further awareness and adoption of Guardant360 and GuardantOMNI and our future products. These expenses, though expected to increase in absolute dollars, are expected to decrease modestly as a percentage of revenue in the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

General and administrative expense. Our general and administrative expenses include costs for our executive, accounting and finance, legal and human resources functions. These expenses consist principally of salaries, bonuses, employee benefits, travel and stock-based compensation, as well as professional services fees such as consulting, audit, tax and legal fees, and general corporate costs and allocated overhead expenses.
We expect that our general and administrative expenses will continue to increase in absolute dollars after this offering, primarily due to increased headcount and costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and requirements of the SEC, director and officer insurance premiums and investor relations. These expenses, though expected to increase in absolute dollars, are expected to decrease modestly as a percentage of revenue in the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.
Interest income
Interest income consists of interest earned on our cash, cash equivalents and marketable securities. Our interest income has not been significant to date but we expect to increase primarily as we invest the net proceeds from this offering.
Interest expense
Interest expense consists primarily of interest from a loan, capital leases and royalty obligations. For 2018, we expect our interest expense to decrease as compared to 2016 and 2017, as we repaid the outstanding principal balance and interest on our term loan in June 2017.
Loss on debt extinguishment
In June 2017, we repaid a loan prior to maturity which resulted in an extinguishment of the debt for accounting purposes. The difference between the reacquisition price and the net carrying amount of the debt and related royalty liabilities of $5.1 million was recognized as a one-time charge for the year ended December 31, 2017.
Other income (expense), net
In the first quarter of 2018, we settled a commercial legal dispute. In connection with the settlement, we received a payment of $4.25 million, which was recognized as one-time other income for the six months ended June 30, 2018.
Other income (expense), net also consists of foreign currency exchange gains and losses. Foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar, primarily comprised of an obligation related to a royalty denominated in Euros. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.
Series E convertible preferred stock financing
In May 2017 we entered into a Series E convertible preferred stock purchase agreement with SoftBank and certain of our existing stockholders. Pursuant to the purchase agreement, we issued and sold an aggregate of 38,174,246 shares of Series E convertible preferred stock at a purchase price of $8.3936 per share, for an aggregate purchase price of $320.4 million. The purchase agreement also provided that we would issue additional shares of Series E convertible preferred stock to the investors in such an amount as to cause SoftBank’s equity ownership to equal 35% of our outstanding fully-diluted capital stock measured 70 days after the initial closing. The purpose of this gross-up was to cause SoftBank’s equity ownership to reach 35% following various repurchases of our equity from existing stockholders. As a result, in July 2017, we repurchased an aggregate of 2,152,431 shares of common stock from certain of our directors and executive officers for a purchase price of $7.55424 per share, which represented a price equal to 90% of the original price per share for the Series E convertible preferred stock. We also engaged in a tender offer pursuant to which we repurchased 177,894 shares of common stock from certain employees at the same per share price paid for the Series E convertible preferred stock, and 666,920 shares of Series A convertible preferred stock from existing stockholders at a purchase price of $8.00 per share of Series A convertible preferred stock. Following these repurchases, in October 2017, we issued an additional 796,346 shares of Series E convertible preferred stock to the Series E investors for a purchase price of $0.00001 per share pursuant to the terms of the gross-up provision. For a more detailed discussion of the Series E financing, see “Certain relationships and related party transactions—Sale of Series E convertible preferred stock.”
In addition, in connection with SoftBank’s purchase of Series E convertible preferred stock, we also agreed to enter into a joint venture agreement with Softbank relating to the commercialization and distribution of products throughout the JV Territory. Upon the incorporation of the Joint Venture (Guardant Health AMEA, Inc.) in May 2018, SoftBank purchased 40,000 shares of common stock of the Joint Venture in exchange for $41.0 million in cash and we purchased 40,000 shares of common stock of the Joint Venture in exchange for $9.0 million in cash. We also entered into various ancillary agreements with the Joint Venture necessary to operate its business. Under the terms of the joint venture agreement, neither we nor SoftBank is obligated to make any further capital contribution, in cash or otherwise, to the Joint Venture. In the event the Joint Venture requires any additional funding for its operations, the Joint Venture may seek debt financing from third parties, or may seek additional financing from its major shareholders, which will be on a pro rata basis among major shareholders unless such shareholders agree otherwise. For a detailed discussion of the Joint Venture, see “Certain relationships and related party transactions—Joint venture with SoftBank.”
Results of operations
The following table set forth the significant components of our results of operations for the periods presented.

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands)
Revenue:
Precision oncology testing	$24,496	$42,088	$17,674	$32,013
Development services	753	7,754	1,034	4,061
Total revenue	25,249	49,842	18,708	36,074
Costs and operating expenses:
Cost of precision oncology testing(1)(2)	22,065	28,883	13,325	17,551
Cost of development services	59	2,735	484	1,661
Research and development expense(1)(2)	10,859	25,562	10,196	19,809
Sales and marketing expense(1)(2)	26,192	32,497	15,133	22,887
General and administrative expense(1)(2)	9,921	36,777	11,887	15,516
Total costs and operating expenses	69,096	126,454	51,025	77,424
Loss from operations	(43,847)	(76,612)	(32,317)	(41,350)
Interest income	733	2,234	565	1,974
Interest expense	(3,018)	(2,702)	(2,095)	(648)
Loss on debt extinguishment	—	(5,075)	(5,075)	—
Other income (expense), net	(1)	(1,059)	(649)	4,544
Loss before provision for income taxes	(46,133)	(83,214)	(39,571)	(35,480)
Provision for income taxes	6	7	—	3
Net loss	$(46,139)	$(83,221)	$(39,571)	$(35,483)

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands)
Cost of precision oncology testing	$225	$162	$129	$142
Research and development expense	479	507	290	418
Sales and marketing expense	1,031	80	540	633
General and administrative expense	236	2,921	331	1,264
Total stock-based compensation expense	$1,971	$3,670	$1,290	$2,457

(2)	Amounts include compensation expenses associated with repurchase of common stock as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands)
Cost of precision oncology testing	$2	$72	$—	$—
Research and development expense	67	250	—	—
Sales and marketing expense	56	659	—	—
General and administrative expense	—	9,672	—	157
Total compensation expense associated with repurchase of common stock	$125	$10,653	$—	$157

Comparison of the six months ended June 30, 2017 and 2018
Revenue

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Precision oncology testing	$17,674	$32,013	$14,339	81%
Development services	1,034	4,061	3,027	293%
Total revenue	$18,708	$36,074	$17,366	93%

Total revenue was $36.1 million for the six months ended June 30, 2018 compared to $18.7 million for the six months ended June 30, 2017, an increase of $17.4 million, or 93%.
Precision oncology testing revenue increased to $32.0 million for the six months ended June 30, 2018 from $17.7 million for the six months ended June 30, 2017, an increase of $14.3 million , or 81% . This increase in precision oncology testing revenue was primarily due to an increase in tests processed. Tests for clinical customers increased to 13,969 for the six months ended June 30, 2018 from 12,080 for the six months ended June 30, 2017 mainly due to an increase in the number of physicians ordering Guardant360 tests. Precision oncology revenue from tests for clinical customers, which we have generally recognized as cash payments are received, was $16.9 million in the six months ended June 30, 2018 and $11.6 million in the six months ended June 30, 2017, respectively. Cash receipts increased due to increases in tests for clinical customers and increases in commercial payer payments that were beneficially affected by the Protecting Access to Medicare Act of 2014. Tests for biopharmaceutical customers increased to 4,832 for the six months ended June 30, 2018 from 2,154 for the six months ended June 30, 2017 due to an increase in the number of biopharmaceutical customers and their contracted projects. The average selling price of biopharmaceutical tests was $3,131 for the six months ended June 30, 2018, up from $2,802 for the six months ended June 30, 2017 due to introduction at the end of 2017 of the GuardantOMNI test, which has a higher selling price than the Guardant360 test.
Development services revenue increased to $4.1 million for the six months ended June 30, 2018 from $1.0 million for the six months ended June 30, 2017, an increase of $3.0 million, or 293%. This increase in development services revenue was due to new projects in 2018, and was mainly received from biopharmaceutical customers for companion diagnostic development and regulatory approval services, plus completion of a lab installation project, which was mainly performed in 2017.
Costs and operating expenses
Cost of precision oncology testing

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Cost of precision oncology testing	$13,325	$17,551	$4,226	32%

Cost of precision oncology testing revenue was $17.6 million for the six months ended June 30, 2018 compared to $13.3 million for the six months ended June 30, 2017, an increase of $4.2 million, or 32%. This increase in cost of precision oncology testing was primarily due to a $2.2 million increase in material costs, a $1.5 million increase in production labor and overhead costs and a $0.5 million increase in other costs including freight, royalties and curation of test results for physicians.
Cost of development services

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Cost of development services	$484	$1,661	$1,177	243%

Cost of development services was $1.7 million for the six months ended June 30, 2018 compared to $0.5 million for the six months ended June 30, 2017, an increase of $1.2 million, or 243%. Costs include material and labor costs incurred after technological feasibility was achieved on these development programs.
Research and development expense

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Research and development	$10,196	$19,809	$9,613	94%

Research and development expenses were $19.8 million for the six months ended June 30, 2018 compared to $10.2 million for the six months ended June 30, 2017, an increase of $9.6 million, or 94%. This increase in research and development expense was primarily due to an increase of $3.7 million in personnel-related costs for employees in our research and development group as we increased our headcount to support continued investment in our technology. This increase is also attributable to an increase of $2.1 million related to allocated facilities and information technology infrastructure costs, an increase of $1.8 million in material costs incurred for the development of the GuardantOMNI liquid biopsy panel and development of technology in connection with a lab installation project prior to achievement of technological feasibility in each project, and an increase of $1.4 million in development consulting fees.
Sales and marketing expense

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Sales and marketing	$15,133	$22,887	$7,754	51%

Selling and marketing expenses were $22.9 million for the six months ended June 30, 2018 compared to $15.1 million for the six months ended June 30, 2017, an increase of $7.8 million, or 51%. This increase was primarily due to an increase of $4.7 million in personnel-related costs associated with the expansion of our sales organization, an increase of $1.8 million related to allocated facilities and information technology infrastructure costs and an increase of $0.7 million in travel expenses.
General and administrative expense

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
General and administrative	$11,887	$15,516	$3,629	31%

General and administrative expenses were $15.5 million for the six months ended June 30, 2018 compared to $11.9 million for the six months ended June 30, 2017, an increase of $3.6 million, or 31%. This increase was primarily due to an increase of $2.1 million in personnel-related costs, including a $0.9 million increase in stock-based compensation as we increased our headcount. We also had an increase of $0.6 million in professional service expenses related to outside legal, accounting, consulting and IT services and an increase of $0.4 million related to allocated facilities and information technology infrastructure costs.
Interest income

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Interest income	$565	$1,974	$1,409	249%

Interest income was $2.0 million for the six months ended June 30, 2018 compared to $0.6 million for the six months ended June 30, 2017, an increase of $1.4 million, or 249%. This increase was primarily due to a significant increase in cash, cash equivalents and marketable securities during the six months ended June 30, 2018 primarily as a result of cash received from our Series E convertible preferred stock financing.

Interest expense

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Interest expense	$2,095	$648	$(1,447)	(69)%

Interest expense was $0.6 million for the six months ended June 30, 2018 compared to $2.1 million for the six months ended June 30, 2017, a decrease of $1.4 million, or 69%. This decrease was primarily due to the repayment of our debt in June 2017, partially offset by interest incurred on an obligation related to a royalty in connection with a license agreement entered into in January 2017.
Loss on debt extinguishment

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Loss on debt extinguishment	$(5,075)	$—	$5,075	*

*	Not meaningful
Loss on debt extinguishment was $5.1 million for the six months ended June 30, 2017. There was no similar charge for the six months ended June 30, 2018. This loss was due to our repayment in June 2017 of the outstanding principal balance and interest on our term loan and buyout of the associated royalty obligation prior to the loan’s maturity.
Other income (expense), net

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Other income (expense), net	$(649)	$4,544	$5,193	*

*	Not meaningful
Other income (expense), net included a gain of $4.25 million for settlement of a commercial legal dispute for the six months ended June 30, 2018. There was no similar charge or gain for the six months ended June 30, 2017.
Other income (expense), net also included foreign currency exchange losses of $0.6 million for the six months ended June 30, 2017, and foreign currency exchange gains of $0.2 million for the six months ended June 30, 2018. This increase was primarily due to an obligation denominated in Euros in connection with a license agreement entered into in January 2017.

Provision for income taxes

	Six Months Ended June 30,		Change
	2017	2018	$	%
	(unaudited)
	(in thousands)
Provision for income taxes	$—	$3	$3	*

*	Not meaningful
Provision for income taxes was very small for the six months ended June 30, 2017 and 2018 due to the losses incurred by us. The net change was insignificant.
Comparison of the years ended December 31, 2016 and 2017
Revenue

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Precision oncology testing	$24,496	$42,088	$17,592	72%
Development services	753	7,754	$7,001	930%
Total revenue	$25,249	$49,842	$24,593	97%

Total revenue was $49.8 million for the year ended December 31, 2017 compared to $25.2 million for the year ended December 31, 2016, an increase of $24.6 million, or 97%.
Precision oncology testing revenue increased to $42.1 million for the year ended December 31, 2017 from $24.5 million in the year ended December 31, 2016, an increase of $17.6 million, or 72%. This increase in precision oncology testing revenue was primarily due to an increase in tests processed. Tests for clinical customers increased to 25,626 for the year ended December 31, 2017 from 18,663 for the year ended December 31, 2016 mainly due to an increase in the number of physicians ordering Guardant360 tests. Tests for biopharmaceutical customers increased to 6,286 for the year ended December 31, 2017 from 1,830 for the year ended December 31, 2016 due to an increase in the number of biopharmaceutical customers and their contracted projects.
Development service revenue increased to $7.8 million for the year ended December 31, 2017 from $0.8 million in the year ended December 31, 2016, an increase of $7.0 million, or 930%. This increase in development service revenue was due to new projects in 2017, mainly revenue received from biopharmaceutical customers for development of GuardantOMNI and a lab installation project.
Costs and operating expenses
Cost of precision oncology testing

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Cost of precision oncology testing	$22,065	$28,883	$6,818	31%

Cost of precision oncology testing revenue was $28.9 million for the year ended December 31, 2017 compared to $22.1 million for the year ended December 31, 2016, an increase of $6.8 million, or 31%. This increase in cost of precision oncology testing was primarily due to a $2.7 million increase in material costs, a $2.5 million increase in production labor and overhead costs, and a $1.6 million increase in other costs including freight, royalties and curation of test results for physicians.
Cost of development services

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Cost of development services	$59	$2,735	$2,676	*

*	Not meaningful
Cost of development services was $2.7 million for the year ended December 31, 2017 compared to $0.1 million for the year ended December 31, 2016, an increase of $2.7 million. This increase in cost of development services revenue was primarily due to the increase in development services provided to customers. Costs include material and labor costs incurred after technological feasibility was achieved on these development programs.
Research and development expense

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Research and development	$10,859	$25,562	$14,703	135%

Research and development expenses were $25.6 million for the year ended December 31, 2017 compared to $10.9 million for the year ended December 31, 2016, an increase of $14.7 million, or 135%. This increase in research and development expense was primarily due to an increase of $6.5 million in personnel-related costs for employees in our research and development group as we increased our headcount to support continued investment in our technology. This increase is also attributable to $2.7 million in material costs incurred for the development of the GuardantOMNI liquid biopsy panel and development of technology in connection with a lab installation project prior to achievement of technological feasibility in each project, and an increase of $2.6 million in development consulting fees.
Sales and marketing expense

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Sales and marketing	$26,192	$32,497	$6,305	24%

Selling and marketing expenses were $32.5 million for the year ended December 31, 2017 compared to $26.2 million for the year ended December 31, 2016, an increase of $6.3 million, or 24%. This increase was primarily due to an increase of $6.3 million in personnel-related costs for expansion of our sales organization and an increase of $0.9 million related to allocated facilities and information technology infrastructure costs, partially offset by a $1.0 million decrease in stock-based compensation expense.

General and administrative expense

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
General and administrative	$9,921	$36,777	$26,856	271%

General and administrative expenses were $36.8 million for the year ended December 31, 2017 compared to $9.9 million for the year ended December 31, 2016, an increase of $26.9 million, or 271%. This increase was primarily due to an increase of $9.7 million in compensation expenses as we repurchased common stock from certain executive officers and an increase of $6.3 million in personnel-related costs for our employees, including a $2.7 million increase in stock-based compensation as we increased our headcount. We also had an increase of $8.0 million in legal expenses primarily due to $4.3 million in costs associated with ongoing and recently settled patent lawsuits and a recently settled commercial legal dispute and an increase of $0.9 million related to allocated facilities and information technology infrastructure costs.
Interest income

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Interest income	$733	$2,234	$1,501	205%

Interest income was $2.2 million for the year ended December 31, 2017 compared to $0.7 million for the year ended December 31, 2016, an increase of $1.5 million, or 205%. This increase was primarily due to a significant increase in cash, cash equivalents and marketable securities during the year ended December 31, 2017 primarily as a result of cash received from our Series E convertible preferred stock financing.
Interest expense

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Interest expense	$3,018	$2,702	$(316)	(10)%

Interest expense was $2.7 million for the year ended December 31, 2017 compared to $3.0 million for the year ended December 31, 2016, a decrease of $0.3 million, or 10%. This decrease was primarily due to the repayment of our debt in June 2017, partially offset by interest incurred on an obligation related to a royalty in connection with a license agreement entered into in January 2017.
Loss on debt extinguishment

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Loss on debt extinguishment	$—	$(5,075)	$(5,075)	*

*	Not meaningful
Loss on debt extinguishment was $5.1 million for the year ended December 31, 2017. There was no similar charge for the year ended December 31, 2016. This loss was due to our repayment in June 2017 of the outstanding principal balance and interest on our term loan and buyout of the associated royalty obligation prior to the loan’s maturity.
Other income (expense), net

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Other income (expense), net	$(1)	$(1,059)	$(1,058)	*

*	Not meaningful
Other income (expense), net included foreign currency exchange losses of $1.0 million for the year ended December 31, 2017. This increase was primarily due to an obligation denominated in Euros in connection with a license agreement entered into in January 2017.
Provision for income taxes

	Year Ended December 31,		Change
	2016	2017	$	%
	(in thousands)
Provision for income taxes	$6	$7	$1	17%

Provision for income taxes was very small for the years ended December 31, 2017 and 2016 due to the losses incurred by us. The net change was insignificant.

Quarterly results of operations
The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the six quarters in the period ended June 30, 2018. The information for each of these quarters has been prepared in accordance with generally accepted accounting principles in the United States of America and on the same basis as our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations. This data should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for the full year or any future period.
on the same basis as our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our results of operations for the six months ended June 30, 2017 and 2018 and of our financial position as of June 30, 2018.

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
			(unaudited)
			(in thousands)
Revenue:
Precision oncology testing	$8,346	$9,328	$10,253	$14,161	$14,191	$17,822
Development services	166	868	879	5,841	2,501	1,560
Total revenue	8,512	10,196	11,132	20,002	16,692	19,382
Costs and operating expenses:
Cost of precision oncology testing	6,371	6,954	7,603	7,955	8,045	9,506
Cost of development services	3	481	1,058	1,193	1,208	453
Research and development expense	4,702	5,494	7,246	8,120	8,255	11,554
Sales and marketing expense	7,204	7,929	7,808	9,556	11,312	11,575
General and administrative expense	5,212	6,675	16,095	8,795	6,519	8,997
Total costs and operating expenses	23,492	27,533	39,810	35,619	35,339	42,085
Loss from operations	(14,980)	(17,337)	(28,678)	(15,617)	(18,647)	(22,703)
Interest income	205	360	657	1,012	985	989
Interest expense	(1,039)	(1,056)	(303)	(304)	(331)	(317)
Loss on debt extinguishment	—	(5,075)	—	—	—	—
Other income (expense), net	(204)	(445)	(266)	(144)	4,149	395
Loss before provision for income taxes	(16,018)	(23,553)	(28,590)	(15,053)	(13,844)	(21,636)
Provision for income taxes	—	—	—	7	—	3
Net loss	(16,018)	(23,553)	(28,590)	(15,060)	(13,844)	(21,639)

Quarterly revenue trends
Our precision oncology revenue increased in each quarter throughout 2017 and the six months ended June 30, 2018. The increase in precision oncology testing revenue was due to an increase in tests processed. The decrease in development services revenue in the quarters for the six months ended June 30, 2018 was due to recognition of revenue for most of a lab installation project in the fourth quarter of 2017.
Quarterly costs and operating expense trends
Cost of precision oncology testing increased sequentially during the periods presented primarily due to the addition of personnel in connection with the expansion of our business. Cost of development services was significant in the second half of 2017 due to the achievement of technological feasibility in May 2017 related to the development of the GuardantOMNI liquid biopsy panel and development of technology in connection with a lab installation project. Research and development expense increased sequentially during the periods presented as we increased headcount to support continued investment in our technology. Sales and marketing expenses increased sequentially during the periods presented primarily due to an increase in personnel costs related to expansion of the sales and marketing teams worldwide and increased marketing activities. General and administrative expenses was significant in the three months ended September 30, 2017 primarily due to an increase of $9.6 million in compensation expenses as we repurchased common stock from certain executive officers in connection with our Series E convertible preferred stock financing.
Liquidity and capital resources
We have incurred losses and negative cash flows from operations since our inception, and as of June 30, 2018, we had an accumulated deficit of $231.2 million. We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to expand our sales organization, increase our marketing efforts to drive market adoption of Guardant360 and GuardantOMNI tests, invest in clinical trials and develop new product offerings from our research programs, including LUNAR-1 and LUNAR-2. As demand for Guardant360 and GuardantOMNI tests are expected to continue to increase from physicians and biopharmaceutical companies, we anticipate that our capital expenditure requirements will also increase in order to build additional capacity. Moreover, following the completion of this offering, we expect to incur additional costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.
We have funded our operations to date principally from the sale of convertible preferred stock, revenue from precision oncology testing and development service and the incurrence of indebtedness. As of June 30, 2018, we had cash and cash equivalents of $110.8 million and marketable securities of $190.4 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our funds are held in marketable securities consisting of United States treasury securities and corporate bonds.
Based on our current business plan, we believe the net proceeds from this offering, together with our current cash, cash equivalents and marketable securities and anticipated cash flow from operations, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. We may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. As revenue from precision oncology testing and development service is expected to grow, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements.
If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our products as a result of lower than currently expected rates of reimbursement from our customers or other risks described in this prospectus, we may seek to sell additional common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. The sale of equity and convertible debt securities may result in dilution to our stockholders and, in the case of preferred equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our platform technologies or products or grant licenses on terms that are not favorable to us. Additional capital may not be available on reasonable terms, or at all.

Cash flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands)
Cash used in operating activities	$(36,710)	$(72,235)	$(27,513)	$(23,600)
Cash provided by (used in) investing activities	26,202	(170,416)	(89,819)	20,195
Cash provided by financing activities	39,840	281,656	106,049	42,001

Operating activities
Cash used in operating activities during the six months ended June 30, 2018 was $23.6 million, which resulted from a net loss of $35.5 million, partially offset by non-cash charges of $5.4 million and net change in our operating assets and liabilities of $6.8 million. Non-cash charges primarily consisted of $3.0 million of depreciation and amortization and $2.5 million of stock-based compensation. The net change in our operating assets and liabilities was primarily the result of a $2.2 million decrease in accounts receivable which is not expected to recur, and increases of $2.5 million in accrued expenses and other current liabilities, $0.9 million in deferred rent and $0.8 million in accounts payable due to increases in operating activities to support growing revenue.
Cash used in operating activities during the six months ended June 30, 2017 was $27.5 million, which resulted from a net loss of $39.6 million, partially offset by non-cash charges of $10.0 million and net change in our operating assets and liabilities of $2.1 million. Non-cash charges primarily consisted of $5.1 million of loss on debt extinguishment, $2.5 million of depreciation and amortization, $1.3 million of stock-based compensation, $0.6 million of unrealized translation losses on a royalty payable obligation denominated in Euros, and $0.5 million of non-cash interest expense. The net change in our operating assets and liabilities was primarily the result of a $3.4 million increase in accrued expenses and other current liabilities, a $0.7 million increase in accounts payable and a $0.4 million increase in accrued compensation due to increased personnel, partially offset by a $1.5 million increase in accounts receivable driven by higher sales to biopharmaceutical customers and a $1.1 million increase in inventory due to higher testing volumes.
Cash used in operating activities during the year ended December 31, 2017 was $72.2 million, which resulted from a net loss of $83.2 million and net change in our operating assets and liabilities of $5.0 million, partially offset by non-cash charges of $16.0 million. Non-cash charges primarily consisted of $5.2 million of depreciation and amortization, $5.1 million of loss on debt extinguishment, $3.7 million of stock-based compensation, $1.0 million of unrealized translation losses on a royalty payable obligation denominated in Euros, $0.7 million of non-cash interest expense and $0.4 million of amortization of premium or discount on marketable securities. The net change in our operating assets and liabilities was primarily the result of a $9.3 million increase in accounts receivable driven by higher sales to biopharmaceutical customers, a $4.5 million increase in inventory due to higher testing volumes and a $0.9 million increase in other assets, partially offset by a $4.7 million increase in accrued expenses and other current liabilities, a $2.3 million increase in accrued compensation due to increased personnel, a $1.3 million increase in accounts payable and a $1.2 million increase in deferred revenue.
Cash used in operating activities during the year ended December 31, 2016 was $36.7 million, which resulted from a net loss of $46.1 million, partially offset by non-cash charges of $7.0 million and net change in our operating assets and liabilities of $2.4 million. Non-cash charges primarily consisted of $3.7 million of depreciation and amortization, $2.0 million of stock-based compensation and $1.0 million of non-cash interest expense. The net change in our operating assets and liabilities was primarily the result of a $2.1 million increase in accounts payable, a $1.7 million increase in deferred revenue, a $1.4 million increase in accrued compensation and a $1.0 million increase in accrued expense and deferred rent, partially offset by a $2.8 million increase in accounts receivable and $0.6 million increase in prepaid and other assets.

Investing activities
Cash provided by in investing activities during the six months ended June 30, 2018 was $20.2 million, which resulted primarily from maturities of marketable securities of $75.6 million, partially offset by purchases of marketable securities of $44.1 million and purchases of property and equipment of $11.4 million.
Cash used in investing activities during the six months ended June 30, 2017 was $89.8 million, which resulted primarily from purchases of marketable securities of $119.7 million, payment related to a license agreement of $1.1 million and purchases of property and equipment of $1.0 million, partially offset by maturity of marketable securities of $32.0 million.
Cash used in investing activities during the year ended December 31, 2017 was $170.4 million, which resulted primarily from purchases of marketable securities of $236.8 million, purchases of property and equipment of $6.7 million and payment related to a license agreement of $2.3 million, partially offset by maturity of marketable securities of $75.4 million.
Cash provided by investing activities during the year ended December 31, 2016 was $26.2 million, which resulted primarily from maturities of marketable securities of $369.4 million, partially offset by purchases of marketable securities of $341.4 million and purchases of property and equipment of $1.8 million.
Financing activities
Cash provided by financing activities during the six months ended June 30, 2018 was $42.0 million, which was primarily due to net proceeds from sale of equity interests in noncontrolling interests of $41.0 million.
Cash provided by financing activities during the six months ended June 30, 2017 was $106.0 million, which was primarily due to proceeds from issuance of Series E convertible preferred stock, net of issuance costs, of $131.8 million, partially offset by payment related to settlement of debt and buyout of royalty obligations of $25.8 million.
Cash provided by financing activities during the year ended December 31, 2017 was $281.7 million, which was primarily due to proceeds from issuance of Series E convertible preferred stock, net of issuance costs, of $319.5 million, partially offset by payment related to settlement of debt and buyout of royalty obligations of $25.8 million, repurchases of common stock of $7.2 million and repurchases of preferred stock of $5.3 million.
Cash provided by financing activities during the year ended December 31, 2016 was $39.8 million, which was primarily due to proceeds from issuance of Series D convertible preferred stock, net of issuance costs, of $40.0 million.
Contractual obligations and commitments
Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations as of December 31, 2017, which represents contractually committed future obligations:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$45,136	$3,180	$9,152	$10,913	$21,891
Capital lease obligation(2)	865	306	524	35	—
Royalty obligation(3)	15,300	1,200	3,000	3,300	7,800
Total	$61,301	$4,686	$12,676	$14,248	$29,691

(1)
We lease our office and laboratory space in Redwood City, California under an operating lease that expires in December 2025. We also have operating leases for other manufacturing and office equipment through February 2023.

(2)
As of December 31, 2017, we had three capital leases for our manufacturing equipment which expire at various dates through April 2021. In May 2018, we bought out one item of manufacturing equipment financed under a capital lease which resulted in a reduction of our capital lease obligations by $0.3 million.

(3)
We have patent license agreements with four parties. Under these agreements, we have made one-time and milestone license fee payments that we have capitalized and are amortizing to expense ratably over the useful life of the applicable underlying patents. Under certain of these agreements, we are obligated to pay aggregate royalties ranging from 2.5% to 3.0% of sales in which the patents are used in the product or service sold, subject to minimum annual royalties or fees in certain agreements.

As of June 30, 2018, there have been no material changes to our contractual obligations and commitments.
Net operating loss carryforwards
Utilization of the net operating loss, or NOL, carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and similar state provisions. The annual limitation may result in the expiration of NOL carryforwards and credits before utilization. Current laws impose substantial restrictions on the utilization of NOL carryforwards and credits in the event of an “ownership change” within a three-year period as defined by the Internal Revenue Code Section 382, or Section 382. Under the newly enacted federal income tax law, federal NOL incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal NOL is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal income tax law. If there should be an ownership change, our ability to utilize our NOL carryforwards and credits could be limited. We have not performed a Section 382 analysis. Based on the available objective evidence, management determined that it was more likely than not that the net deferred tax assets would not be realizable as of December 31, 2016 and 2017. Accordingly, management applied a full valuation allowance against net deferred tax assets as of December 31, 2016 and 2017.
On December 22, 2017, the Tax Cuts and Jobs Act was signed into law. The new legislation decreases the U.S. corporate federal income tax rate from 35% to 21% effective January 1, 2018. The reduction in the tax rate resulted in a $21.3 million reduction in net deferred tax assets. There was no impact on recorded deferred tax balances as the remeasurement of net deferred tax assets was offset by a change in valuation allowance for the same amount. Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal income tax law.
Off-balance sheet arrangements
As of December 31, 2017, and June 30, 2018, we have not had any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Quantitative and qualitative disclosures about market risk
Interest rate risk
We are exposed to market risk for changes in interest rates related primarily to our cash and cash equivalents, marketable securities and our indebtedness. As of June 30, 2018, we had cash and cash equivalents of $110.8 million held primarily in cash deposits and money market funds. Our marketable securities are held in U.S. government debt securities, U.S. government agency bonds and corporate bonds. As of June 30, 2018, we had short-term marketable securities of $152.7 million and long-term marketable securities of $37.8 million. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. As of June 30, 2018, a hypothetical 100 basis point increase in interest rates would have resulted in an approximate $1.2 million decline of the fair value of our available-for-sale securities. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
We are also exposed to market risk for changes in interest rates related primarily to our royalty obligations and capital lease obligations. During the year ended December 31, 2017, we paid off our term loan and exercised a buy-out option of the royalty obligation. Our capital lease obligation bears a fixed interest rate. Therefore, we are not exposed to material risks from changes in interest rates on our outstanding indebtedness.
Foreign currency risk
The majority of our revenue is generated in the United States. Through June 30, 2018, we have generated an insignificant amount of revenues denominated in foreign currencies. As we expand our presence in the international market, our results of operations and cash flows are expected to increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. Our obligation related to a royalty denominated in Euros is subject to foreign currency risk. As of June 30, 2018, the effect of a hypothetical 10% change in foreign currency exchange rates would result in a foreign exchange gains or losses of $0.7 million, on total cumulative balance of obligations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.
Critical accounting policies and estimates
We have prepared our financial statements in accordance with GAAP. Our preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures at the date of the financial statements, as well as revenue and expenses recorded during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 2 to our audited financial statements as well as Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.
Revenue recognition
We recognize revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. Criterion (i) is satisfied when we have an arrangement or contract in place. Criterion (ii) is satisfied when we deliver a test report corresponding to each sample, without further commercial obligations. Determination of criteria (iii) and (iv) are based on management’s judgments regarding whether the fee is fixed or determinable, and whether the collectability of the fee is reasonably assured. We recognize revenue from the sale of our precision oncology tests for clinical customers, including certain hospitals, cancer centers, other institutions and patients, at the time results of the test are reported to physicians, if criteria (i) through (iv) above are met.
We recognize revenue on a cash basis when we cannot conclude that criteria (iii) and (iv) have been met. Most of precision oncology tests requested by clinical customers are sold without a contracted engagement with a third-party payer; therefore, we experience significant variability in collections and do not have sufficient history to establish a predictable pattern of payment. Because the price is not fixed or determinable and collectability is not reasonably assured, we recognize revenue on a cash basis for sales of our liquid biopsy tests to clinical customers where collection depends on a third-party payer or the individual patient. We use judgment in our assessment of whether the fee is fixed or determinable and whether collectability is reasonably assured in determining when to recognize revenue. Accordingly, we expect to recognize revenue on a cash basis for these clinical customers until we have sufficient history to reliably estimate payment patterns. Our precision oncology information services are delivered electronically, and as such there are no shipping or handling fees incurred by us or billed to customers.
Revenue from sales of our tests to biopharmaceutical customers are based on a negotiated price per test or on the basis of an agreement to provide certain testing volume, data access or biopharmaceutical research and development services over a defined period. We recognize the related revenue upon delivery of the test results, or over the period in which biopharmaceutical research and development services are provided, as appropriate.
Multiple-element arrangements
Contracts with biopharmaceutical customers can include precision oncology testing as well as various development services. Such contracts are primarily analyzed as multiple-element arrangements given the nature of the service deliverables. For development services performed, we are compensated in various ways, including: (i) through non-refundable regulatory and other developmental milestone payments; and (ii) through royalty and sales milestone payments. We perform development services as part of our normal activities. We record these payments as development services revenue in the statements of operations using a proportional performance model over the period which the unit of accounting is delivered or based on the level of effort expended to date over the total expected effort, whichever is considered the most appropriate measure of performance. For development of new products or services under these arrangements, costs incurred before technological feasibility is assured are included as research and development expenses in our statements of operations, while costs incurred thereafter are recorded as cost of development services.
For revenue arrangements with multiple deliverables, we evaluate each deliverable to determine whether it qualifies as a separate unit of accounting. This determination is based on whether the deliverable has stand-alone value to the customer and whether a general right of return exists. In assessing whether an item has standalone value, we consider factors such as the research, development and commercialization capabilities of a third party and the availability of the associated expertise in the general marketplace. In addition, we consider whether the other party in the arrangement can use the other deliverables for their intended purpose without the receipt of the remaining elements, whether the value of the deliverable is dependent on the undelivered items and whether there are other vendors that can provide the undelivered elements.
The consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. We allocate the arrangement consideration following a hierarchy to determine the relative selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of the selling price, or BESP if neither VSOE nor TPE is available. We typically use BESP to estimate the selling price, since we generally do not have VSOE or TPE of selling price for our units of accounting under multiple-element arrangements. In developing the BESP for a unit of accounting, we consider applicable market conditions and estimated costs. We validate the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting. The consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent upon future deliverables. We use judgment in identifying the deliverables in our arrangements, assessing whether each deliverable is a separate unit of accounting, and in determining the best estimate of selling price for certain deliverables. We also use judgment in determining the period over which the deliverables are recognized in certain of our arrangements. Any amounts received that do not meet the criteria for revenue recognition are recorded as deferred revenue until such criteria are met.
We performed laboratory installation and maintenance services for one of our customers as part of a multiple-element arrangement entered into in 2017. We recognized certain revenue from our construction service deliverables in a multiple-element collaboration arrangement based on the completed-contract method. This method was used as we determined that we did not have the basis for estimating performance under the contract. Other construction service deliverables under that contract were recognized under the percentage-of-completion method due to our ability to make reasonably dependable estimates of the extent of progress toward contract completion. Construction services were completed in March 2018.
Milestones
We recognize payments that are contingent upon achievement of a substantive milestone in their entirety in the period in which the milestone is achieved. Milestones are defined as events that can only be achieved based on our performance and there is substantive uncertainty about whether the event will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered substantive milestones. Further, the amounts received must relate solely to prior performance, be reasonable relative to all of the deliverables and payment terms within the agreement and commensurate with our performance to achieve the milestone after commencement of the agreement. Any contingent payment that becomes payable upon achievement of events that are not considered substantive milestones are allocated to the units of accounting previously identified at the inception of an arrangement when the contingent payment is received and revenue is recognized based on the revenue recognition criteria for each unit of accounting. Revenue from commercial milestone payments are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.
Variable interest entity
We review agreements we enter into with third party entities, pursuant to which we may have a variable interest in the entity, in order to determine if the entity is a variable interest entity, or VIE. If the entity is a VIE, we assess whether or not we are the primary beneficiary of that entity. In determining whether we are the primary beneficiary of an entity, we apply a qualitative approach that determines whether we have both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to that entity. If we determine we are the primary beneficiary of a VIE, we consolidate the statements of operations and financial condition of the VIE into our consolidated financial statements. Accounting for the consolidation is based on our determination if the VIE meets the definition of a business or and asset. Assets, liabilities and noncotnrolling interests, excluding goodwill, of VIEs that are not determined to be businesses are recorded at fair value in our financial statements upon consolidation. Assets and liabilities that we have transferred to a VIE, after, or shortly before the date we became the primary beneficiary are recorded at the same amount at which the assets and liabilities would have been measured if they had not been transferred. Our determination about whether we should consolidate such VIEs is made continuously as changes to existing relationships or future transactions may result in a consolidation or deconsolidation event.
In connection with SoftBank’s purchase of our Series E convertible preferred stock, we entered into a joint venture agreement with an entity affiliated with SoftBank. In May 2018, we and SoftBank formed and capitalized the Joint Venture for the sale, marketing and distribution of our tests in the JV Territory. We expect to rely on the Joint Venture to accelerate commercialization of our products in Asia, the Middle East and Africa, with an initial focus on Japan. As of June 30, 2018, the Joint Venture is deemed to be a VIE and we are identified as the primary beneficiary of the VIE. Consequently, we have consolidated the financial position, results of operations and cash flows of the Joint Venture in our financial statements and all intercompany balances have been eliminated in consolidation.
The joint venture agreement also includes a put-call arrangement with respect to the shares of the Joint Venture held by SoftBank and its affiliates. Under certain specified circumstances and on terms specified in the joint venture agreement, SoftBank will have the right to cause us to purchase all shares of the Joint Venture held by SoftBank and its affiliates, and we will have a similar right to purchase all such shares.
The noncontrolling interest held by SoftBank contains embedded put-call redemption features that are not solely within our control and has been classified outside of permanent equity in our condensed consolidated balance sheets. The put-call feature embedded in the redeemable noncontrolling interest do not currently require bifurcation as it does not meet the definition of a derivative and is considered to be clearly and closely related to the redeemable noncontrolling interest. The noncontrolling interest is considered probable of becoming redeemable as SoftBank has the option to exercise its put right to sell its equity ownership in the Joint Venture to us on or after the seventh anniversary of the formation of the Joint Venture. We elected to recognize the change in redemption value immediately as they occur as if the put-call redemption feature were exercisable at the end of the reporting period. The carrying value of the redeemable noncontrolling interest is first adjusted for the earnings or losses attributable to the redeemable noncontrolling interest based on the percentage of the economic or ownership interest retained in the consolidated VIE by the noncontrolling parties, and then adjusted to equal to its redemption amount, or the fair value of the noncontrolling interest held by SoftBank, as if the redemption were to occur at the end of the reporting date.
Stock-based compensation
We measure stock-based compensation expense for stock options granted to our employees and directors on the date of grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We account for stock-based compensation arrangements with non-employee consultants using a fair value approach. The estimated fair value of unvested options granted to non-employee consultants is remeasured at each reporting date through the date of final vesting. As a result, the noncash charge to operations for non-employee options with vesting conditions is affected in each reporting period by changes in the estimated fair value of our common stock.
We estimate the fair value of stock options granted to our employees and directors on the grant date, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of assumptions regarding a number of variables that are complex, subjective and generally require significant judgment to determine. The assumptions used to calculate the fair value of our stock options were:
Fair value of common stock
The fair value of the common stock underlying the stock options was determined by our board of directors, with input from management and independent third-party valuations, as discussed in “Common stock valuations” below.
Expected term
Our expected term represents the period that our stock options are expected to be outstanding and is determined using a simplified method (based on the midpoint between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.
Expected volatility
As there has been no public market for our common stock to date, and as a result we do not have any trading history of our common stock, expected volatility is estimated based on the average volatility for comparable publicly traded peer group companies in the same industry over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their similar size, stage in the life cycle or area of specialty.
Risk-free interest rate
The risk-free interest rate is based on the U.S. treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the stock option grants.
Expected dividend yield
We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we use an expected dividend yield of zero.
Black-Scholes assumptions
The weighted-average assumptions used in our Black-Scholes option-pricing model were as follows for our employee stock option grants for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
(unaudited)
Expected term (in years)	6.02 – 6.43	6.02 – 6.08	6.02 – 6.08	5.01 – 6.09
Expected volatility	65.2% – 67.7%	74.1% – 75.1%	74.7% – 74.9%	80.8% – 83.6%
Risk-free interest rate	1.2% – 2.3%	1.9% – 2.2%	1.9% – 1.9%	2.5% – 2.9%
Expected dividend yield	—%	— %	—%	—%

In 2016, we recognized stock-based compensation expense net of estimated forfeiture activity, which is based on historical forfeiture rates. As of January 1, 2017, we adopted Accounting Standards Update 2016-09, Compensation - Stock Compensation (Topic 718) and elected to account for forfeitures as they occur rather than estimate expected forfeitures over the vesting period of the respective grant.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.
As of June 30, 2018, we had unrecognized stock-based compensation of $13.7 million related to unvested employee stock options which is expected to be recognized over a weighted-average period of 3.0 years. Based on the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock-based awards as of June 30, 2018 was $           million for vested employee stock options and $           million for unvested stock options.
Common stock valuations
As there has been no public market for our common stock to date, the estimated fair value of the common stock underlying our stock options was determined by our board of directors, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Prior to our initial public offering, given the absence of a public trading market for our common stock, the valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous independent valuations performed at periodic intervals by an independent third-party valuation firm;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	our operating and financial performance and forecast and capital resources;

•	current business conditions;

•	the hiring of key personnel;

•	our stage of commercialization;

•	the status of research and development efforts;

•
the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	trends and developments in our industry;

•	the market performance of comparable publicly traded technology companies; and

•	the U.S. and global economic and capital market conditions.
In valuing our common stock, we utilized the market approach (including the Guideline Public Company method and recent company transactions method considering our Series E convertible preferred stock financing), which are considered highly complex and subjective valuation methodologies. The Guideline Public Company method estimates value based on a comparison to comparable public companies that are similar to us in line of business, size, stage of life cycle, and financial leverage. From the comparable companies, a representative market value multiple is determined which is applied to our operating results to estimate an equity value, or Equity Value. The company transaction method estimates the Equity Value based on an assessment of recent transactions in our common stock as well as an assessment of recent preferred stock financing transactions.
The Equity Value was allocated among the various classes of our equity securities to derive a per share value of our common stock. We performed this allocation using the option pricing method, or OPM, which treats the securities comprising our capital structure as call options with exercise prices based on the liquidation preferences of our various series of preferred stock and the exercise prices of our options and warrants, and a probability-weighted expected return method, or PWERM, which involves the estimation of multiple future potential outcomes for us, and estimates of the probability of each potential outcome. The per share value of our common stock determined using the PWERM approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering, merger or sale or continued operation as a private company.
After the Equity Value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date of our stock options to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.
For valuations after the consummation of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock on the date of grant or other relevant determination date, as reported on the Nasdaq Global Select Market.
JOBS Act accounting election
We are an “emerging growth company” within the meaning of the Jumpstart Our Business Act of 2012, or JOBS Act. Section 107(b) of the JOBS Act provides that an emerging growth company can leverage the extended transition period, provided in Section 102(b) of the JOBS Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable to companies that comply with public company effective dates. We also intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.
We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Recent accounting pronouncements
See Note 2 to our audited financial statements as well as Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information.

Letter from our founders
We founded Guardant Health with the ambitious goal of developing an entire suite of blood tests for the management of cancer across all stages, including early detection. We were driven by an intense passion to dramatically change the course of the patient healthcare journey for the better. Our own personal healthcare journeys and those of our friends and families gave us firsthand exposure to the large data gap that exists with respect to biological and clinical data that has greatly impeded progress in the field to date. This frustration with the data-starved status quo and our strong desire to dedicate our lives to improving human health in the face of disease forged several key values that define the unique culture of Guardant Health.
The first and foremost value at Guardant is putting the patient first and imagining that patient as a member of our family. This is a principle that is often preached but often overlooked. At Guardant, however, it forms the core of everything we do: how we design our products, how we validate them, how we market them, how we make difficult decisions and how we set the tone for our company meetings. Plainly put, compromising on quality is a red line we will never cross.
The second is moving fast without compromising quality. Cancer never sleeps and our physicians and their patients desperately need every weapon they can use at their disposal in the battle against cancer. This thought drives us to work hard and show resilience in the face of adversity, because every minute we waste means falling behind cancer’s relentless march. After all, there are lives at stake.
The third is to focus on impact. We measure our success by the number of lives we are changing for the better. To maximize our success, we not only have to work harder, but also smarter. This is embodied by our principle of compound innovation. In all aspects of the business, we ask ourselves how we can leverage our investments to move faster and make an even greater impact the second time around. We believe that leveraging compounding, a force Einstein called the most powerful in the universe, is the only way we can attain our ultimate goal of developing a blood test for the early detection of cancer.
The fourth is to be bold and original. This necessitates embracing a data-driven approach and understanding why we do things from first principles. Blind following of the status quo rarely leads to breakthrough innovation. It also means not being afraid to disrupt that status quo even if it’s of one’s own making, that is, being prepared to evolve one’s own products when needed.
The fifth is to be open. The power of the human brain lies not so much in the number of neurons but in the number of connections between them. It is likewise critical that information flows as rapidly as possible between every part of our company. This is not a trivial task and requires a framework that cultivates this spirit by both mind and body. Our physical space is designed for maximizing collisions between team members but even more important is the implied social compact underpinning our cultural space: a culture of transparency and of frank conversation fostered by shared trust and respect. All of this coupled to a spirit of intellectual curiosity and intellectual humility to enable open idea exchange to thrive.
We, working with physicians, pharmaceutical companies, patients and others in the healthcare community, have already made significant strides in our quest to improve outcomes for cancer patients. We are convinced, however, that the best is yet to come. Please join us on our mission to conquer cancer with data.

Sincerely,
Helmy, AmirAli and Michael

Business
Overview
We are a leading precision oncology company focused on helping conquer cancer globally through use of our proprietary blood tests, vast data sets and advanced analytics. We believe that the key to conquering cancer is unprecedented access to its molecular information throughout all stages of the disease, which we intend to enable by a routine blood draw, or liquid biopsy. Our Guardant Health Oncology Platform is designed to leverage our capabilities in technology, clinical development, regulatory and reimbursement to drive commercial adoption, improve patient clinical outcomes and lower healthcare costs. In pursuit of our goal to manage cancer across all stages of the disease, we have launched our liquid biopsy tests, Guardant360 and GuardantOMNI, for advanced stage cancer, which fuel our programs developing tests for recurrence and early detection, LUNAR-1 and LUNAR-2, respectively. Guardant360, which we launched in 2014 has been used by more than 5,000 oncologists, over 40 biopharmaceutical companies and all 27 National Comprehensive Cancer Network, or NCCN, Centers, and we believe it is the world’s market leading comprehensive liquid biopsy test based on public disclosure of the number of comprehensive liquid biopsy tests sold in 2017.
Precision oncology, as it is practiced today, is primarily focused on matching cancer patients to personalized treatments based on the underlying molecular profile of their tumors. There is a critical need to expand the scope of precision oncology to enable precise detection, monitoring and selection of the appropriate intervention as early in the disease state as possible. We believe a major challenge to achieving this is the limited access to cancer’s molecular information. Traditionally, tissue tests that require physical access to tumor tissue through a biopsy or surgery have been used to gain access to this information. A tissue biopsy procedure, however, is often invasive, time-consuming and costly, which limits the utility of tissue tests. Moreover, tissue tests are infeasible for applications such as screening for early detection of cancer.
Our liquid biopsy-based tests are comprehensive and address many of the challenges of tissue biopsies . We believe advance our tests can expand the scope of precision oncology to earlier stages of the disease, improve patient outcomes and lower healthcare costs. We estimate the market opportunity for our current commercial and pipeline products is over $35 billion in the United States, comprising applications for clinicians and biopharmaceutical customers to address early to late-stage disease, including:
Therapy selection in advanced stage cancer patients - We are pioneering the clinical comprehensive liquid biopsy market with Guardant360 and GuardantOMNI. Based on SEER Cancer Registry statistics we estimate the total number of metastatic cancer patients in the United States to be approximately 700,000. Using publicly available pricing for tissue-based therapy selection tests, and assuming patients are in the future tested an average of two times over their course of their disease, we estimate the potential market opportunity for therapy selection among these patients to be approximately $4 billion. Additionally, based on the number of targeted therapy and oncology immunotherapy programs in the current clinical pipeline using data from GlobalData, prevalence data, and typical pricing for our tests when used our biopharmaceutical company customers in connection with their clinical trials, we estimate that the potential market opportunity for our products in use by biopharmaceutical companies is approximately $2 billion. By combining these two, we estimate the aggregate market opportunity for therapy selection in late-stage cancer patients to be approximately $6 billion. Guardant360 is a molecular diagnostic test measuring 73 cancer-related genes and GuardantOMNI is a broader 500-gene panel, both of which analyze circulating tumor DNA in blood. Guardant360 has been used over 70,000 times by clinicians to help inform which therapy may be effective for advanced stage cancer patients with solid tumors. It is also used by biopharmaceutical companies for a range of applications, including identifying target patient populations to accelerate translational science research, clinical trial enrollment, and drug development, and commercialization post-drug approval. GuardantOMNI, which we launched in 2017, is specifically built for our biopharmaceutical customers as a comprehensive genomic profiling tool to help accelerate clinical development programs in both immuno-oncology and targeted therapy.
Recurrence detection in cancer survivors - We are developing tests from our LUNAR-1 program for recurrence detection in cancer survivors. The American Cancer Society estimated that in 2016 there were approximately 15 million solid tumor cancer survivors. We believe that these cancer survivors are candidates for screening tests for recurrence of their cancer and that this reflects a potential market opportunity of approximately $15 billion. Our LUNAR-1 program leverages data and learnings from Guardant360 and GuardantOMNI and is designed to develop tests that enable clinicians to detect recurrence at a stage when intervention may have a higher chance to cure the disease. We have mutually beneficial relationships with biopharmaceutical customers for LUNAR-1, which is also designed to help them identify new drug development opportunities in adjuvant and early stage cancer settings. In return, these relationships help us establish clinical utility for our tests and create new testing opportunities related to emerging therapies.
Early detection of cancer in higher risk individuals - We are developing tests from our LUNAR-2 program for early detection of cancer. We are initially focused on developing tests for asymptomatic individuals at a higher risk of developing cancer due to multiple factors, including moderate to heavy smoking, hereditary risk and pre-existing infections and/or inflammatory conditions. Based on various industry sources, we estimate there are approximately 35 million individuals that satisfy one of three criteria for being high risk cancer. These include individuals with moderate to high familial risk of developing cancer, smokers over the age of 50 and individuals with hepatitis C. Given the significantly larger potential patient population, we estimate an average selling price below that of tests for recurrence, and believe this represents a potential market opportunity of approximately $18 billion. We believe that developing a blood test for early detection of cancer requires a vast amount of molecular and clinical data across all stages of the disease in order to better understand the biology and clinical relevance of tumor-specific biomarkers in blood. We further believe that we can accelerate the collection of this data and LUNAR-2 development in a capital-efficient manner by commercializing Guardant360, GuardantOMNI and potential future products resulting from our LUNAR-1 program. While we believe the benefits of early detection on clinical outcomes are widely known, early cancer or precancerous detection may also benefit biopharmaceutical companies by identifying a much larger at-risk patient population who may benefit from early therapeutic intervention or from preventative medicines.
We believe that best-in-class technology is required to address these market opportunities, but is only one of many strengths required to create a market leading liquid biopsy platform. Our Guardant Health Oncology Platform has developed strengths across five critical layers, each of which facilitates success in the adjacent layers. Together they form a barrier to entry, and we believe provide us a competitive advantage and a platform we can efficiently leverage across multiple products. These five layers include:
Technology - Our proprietary Guardant Digital Sequencing Technology combines cutting edge capabilities from multiple disciplines including biochemistry, next-generation sequencing, signal processing, bioinformatics, machine learning and process engineering to enable what we believe is a high performing clinical comprehensive liquid biopsy with a typical turnaround time of less than seven days after we receive the sample. Furthermore, the machine learning capability enables performance improvement as we incorporate data from additional blood samples. We seek to protect our technology with more than 50 issued patents and more than 100 pending patent applications as of June 30, 2018.
Clinical utility - We believe that success in the clinical utility layer requires both independent investments in clinical research and strategic relationships with market-leading biopharmaceutical companies. We have invested heavily in clinical studies, including 29 clinical outcomes studies, what we believe to be the largest-ever liquid-to-tissue concordance study and a prospective interventional clinical utility study demonstrating clinical overall response rates in line with tissue biopsy approaches. Our clinical research collaborations have resulted in 80 peer-reviewed publications for Guardant360. We also have relationships with over 40 biopharmaceutical customers that have provided rigorous clinical validation of our technology and early insights into test opportunities for emerging therapeutics.
Regulatory approval - We believe Guardant360 was the first comprehensive liquid biopsy approved by NYSDOH. In addition, based on our review of publicly available records, we believe our facility was the first comprehensive liquid biopsy laboratory to be CLIA-certified, CAP-accredited and NYSDOH-permitted. While FDA approval is currently not required to market our tests in the United States, we intend to submit a PMA application for Guardant360. In January 2018, the FDA granted Guardant360 breakthrough device designation, which offers potentially faster review for breakthrough medical devices that address unmet medical needs. We believe that FDA approval will become increasingly important for diagnostic tests to gain commercial adoption both in the United States and abroad. We also intend to pursue regulatory approvals in specific markets outside of the United States, including in Japan and China.
Payer coverage and reimbursement - The analytical and clinical data that we have generated in our efforts to establish clinical utility, combined with the support we have developed with KOLs in the oncology community have led to positive coverage decisions by a number of commercial payers. Guardant360 is currently covered by Cigna and several Blue Cross Blue Shield plans, which have adopted reimbursement policies that specifically cover Guardant360 for non-small cell lung cancer, or NSCLC, which we believe gives us a competitive advantage with these payers. With respect to Medicare, in July 2018, Palmetto GBA, the MAC responsible for administering MolDx, issued an LCD for Guardant360 for NSCLC patients who meet certain clinical criteria. We worked with Palmetto GBA to obtain this positive coverage decision through the submission of a detailed dossier of analytical and clinical data to substantiate that the test meets Medicare’s medical necessity requirements. We anticipate approval by the FDA, if obtained, may support further improvements in coverage and reimbursement for Guardant360.
Commercial adoption - Success in each of the layers above is important for commercial adoption with clinicians and biopharmaceutical companies. Additionally, for clinicians, endorsement by KOLs, utilization by academic centers and inclusion in national treatment guidelines are important, especially for adoption in the community setting where 80% of cancer treatment occurs. Our relationships with key stakeholders across the oncology community, as well as the recent inclusion of liquid biopsy as a potential alternative under certain circumstances to tissue biopsy in NCCN guidelines, has helped facilitate the use of our tests by 5,000 oncologists, who have collectively ordered over 70,000 Guardant360 tests, and over 40 biopharmaceutical companies. We sold 25,626 tests to clinical customers in the year ended December 31, 2017, an increase from 18,663 in the year ended December 31, 2016 and 11,801 in the year ended December 31, 2015, and 13,969 tests in the six months ended June 30, 2018, an increase from 12,080 in the six months ended June 30, 2017. We sold 6,286 tests sold to biopharmaceutical customers in the year ended December 31, 2017, an increase from 1,830 in the year ended December 31, 2016, and 4,832 tests in the six months ended June 30, 2018, an increase from 2,154 in the six months ended June 30, 2017.
In the United States, we market our tests to clinical customers through our targeted sales organization, which as of June 30, 2018 included 30 sales representatives that are engaged in sales efforts and promotional activities primarily to oncologists and cancer centers. Outside the United States, we market our tests to clinical customers through distributors and direct contracts with health care institutions. We market our tests to biopharmaceutical customers globally through our business development team, which promotes the broad utility of our tests throughout drug development and commercialization. Additionally, we have established a joint venture with SoftBank to accelerate commercialization of our products in Asia, the Middle East and Africa, with our initial focus being on Japan. Our products are currently marketed in 39 countries.
We generated total revenue of $25.2 million and $49.8 million in the years ended December 31, 2016 and 2017, respectively, and of $18.7 million and $36.1 million in the six months ended June 30, 2017 and 2018, respectively. We also incurred net losses of $46.1 million and $83.2 million in the years ended December 31, 2016 and 2017, respectively, and of $39.6 million and $35.5 million in the six months ended June 30, 2017 and 2018, respectively.

Summary of our product portfolio
Our product portfolio is built upon the same principle as our platform, in that success with each facilitates success for the next. Data and learnings from Guardant360 have benefited GuardantOMNI, both of which fuel our LUNAR-1 and LUNAR-2 development programs. The table below illustrates our current products and development programs.
Our strategy
Our objective is to be the leading provider of precision oncology products for cancer management across all stages of the disease and drive commercial adoption of our products. To achieve this, we intend to:

•	Increase awareness of our products by:

•	building awareness of liquid biopsy and pioneering a blood-first paradigm for genotyping cancer patients;

•	educating biopharmaceutical companies, KOLs and advocacy groups;

•	advocating for inclusion of our tests in treatment guidelines; and

•	expanding access to our products globally through direct investment and by leveraging our global network of partners.

•	Expand clinical utility and increase reimbursement for our products by:

•	working with private and public payers to establish coverage and reimbursement for our tests;

•	investing in clinical evidence directly and through relationships with academia and biopharmaceutical companies to establish expanded indications for use;

•	demonstrating improved clinical utility and health economics from use of our tests to patients, physicians and payers; and

•	pursuing FDA approval of Guardant360 and future tests to facilitate reimbursement and global market access.

•	Strengthen our relationships with biopharmaceutical and academia customers by:

•	demonstrating the utility of our products in connection with standard of care biopharmaceutical treatments thereby encouraging clinical adoption;

•	developing and seeking approval of our products as companion diagnostics for targeted therapies; and

•	providing earlier insights into emerging clinically relevant biomarkers.

•	Leverage our Guardant Health Oncology Platform to expand our product portfolio by:

•	using our commercial engine as a force multiplier of returns on research and development investment to generate data and analytical insights to enable development of new products;

•	taking a disciplined and systematic approach to product and market development, by starting with therapy selection and then expanding sequentially towards early cancer detection;

•	utilizing our data, sample biobank and insights into biology of circulating tumor-related biomarkers in blood to develop our LUNAR-1 and LUNAR-2 programs;

•	building on our regulatory and commercial infrastructure to accelerate new product launches and drive commercial efficiencies; and

•	using our strategic relationships, including our joint venture with SoftBank, to drive global commercialization of our products, with a near-term focus on Japan.
Our industry
Despite enormous investment in research and the introduction of new treatments, cancer remains a critical area of unmet medical need. According to the Centers for Disease Control and Prevention, or CDC, cancer is the second leading cause of death in the United States, exceeded only by heart disease. The American Cancer Society reports that in 2016 there were more than 15.5 million Americans with a history of cancer and that approximately 1.7 million new cancer cases will be diagnosed in 2018. Furthermore, approximately 610,000 Americans are expected to die of cancer in 2018. The International Agency for Research on Cancer predicts that the annual global burden of cancer will reach 22 million new cases and 13 million cancer deaths by 2030. The World Health Organization estimated that the total annual economic cost of cancer in 2010 was approximately $1.2 trillion.
The promise of precision oncology
Traditionally, cancer has been classified by the specific organ in which it is located and treated independently of its molecular profile. However, cancer treatment is seeing a significant shift towards precision oncology, the practice of which seeks to match patients to personalized, targeted therapies based on the specific molecular profile of their tumors. Major cancer types, including lung, breast, colorectal and melanoma, for example, have become increasingly classified and treated by molecular profile.
Discovery of new molecular biomarkers continues to result in further sub-classification of cancer patient populations, which increases complexity of diagnosing and treating the disease for clinicians. This has led to increasing clinical utility and adoption of comprehensive genomic profiling, or CGP. Unlike tests that focus on a single or limited set of biomarkers, commonly referred to as hotspot testing, CGP provides a more comprehensive view of the tumor’s molecular information. Specifically, a comprehensive genomic test must be able to identify all four classes of genetic alterations, namely single nucleotide variants, copy number variants, insertions/deletions and fusions, across multiple genes. The NCCN treatment guidelines now support multi-biomarker testing across several cancer types, which has led to increased adoption of CGP. For example, for NSCLC, NCCN treatment guidelines now include recommendations for testing across five genes, each associated with FDA-approved targeted therapies.
While precision oncology is improving clinical outcomes for patients across many cancer types, it is also benefiting oncology drug development. Biopharmaceutical companies are able to increase chances of a drug’s success in clinical trials by identifying and selecting patients whose cancer has the right molecular profile. This enables them to potentially require fewer patients for the trial and shorten the duration of late-stage clinical trials. According to GlobalData, approximately 66% of the solid tumor oncology clinical pipeline in 2016 was for targeted therapies and immunotherapy agents, many of which are targeting a cancer with a specific molecular profile or biomarker.
Despite improvements to clinical outcomes and oncology drug development, primarily in the advanced cancer setting, precision oncology has not significantly impacted earlier stage cancer care. For example, precision oncology has yet to fully impact adjuvant treatment management, recurrence detection in cancer survivors or early detection in asymptomatic individuals. Many early stage cancer patients receive only non-targeted chemotherapy post-surgical resection of the tumor in the adjuvant setting and ad-hoc, symptomatic monitoring for recurrence. For early detection of cancer in asymptomatic individuals, the current standard of care is comprised of single protein biomarker tests or radiographic imaging, which can have challenges with high false positive rates when used for screening. For example, according to the results from the national lung screening trial reported in The New England Journal of Medicine, low-dose CT, or LDCT, imaging may identify lung nodules in heavy smokers, out of which 95% are benign. Furthermore, these tests are generally only applicable to specific cancers and incapable of broad screening for multi-cancer detection.
Limitations of tissue biopsies
We believe that precision oncology, as it is practiced currently, suffers from the major challenge of limited access to molecular information, largely resulting from a reliance on tissue biopsies. This has impeded progress on both early disease diagnosis and effective treatment selection. For a tissue biopsy to be performed, the patient typically must undergo an imaging procedure to locate the tumor, following which a biopsy of the tumor is taken using interventional procedures, such as a core needle biopsy or fine needle aspiration. As part of this procedure, the needle is placed into the tumor and cells are aspirated into a syringe. The cells are placed on a microscope slide, stained and examined by a pathologist to determine the diagnosis and classification of the disease. If genotyping is required, which could include testing with next-generation sequencing, additional slides with tumor tissue would need to be prepared for this analysis. The tissue biopsy process holds significant challenges, including:
Adverse event risks - Tissue biopsies require use of an invasive tool to access the tumor within the body and are frequently associated with morbidity and mortality. For instance, a study published in The Journal of Oncology Practice / Clinical Lung Cancer reported that, according to Medicare claims data from 2009 to 2011, a lung biopsy was associated with a 19.3% complication rate. Complications included pneumothorax, respiratory failure and hemorrhage.
Delay in care - Collection of tissue biopsy often requires a medical imaging procedure to locate the cancer and coordination amongst an interventional radiologist, surgical oncologist and pathologist to interpret the imaging and collect and analyze the tissue. A traditional tissue biopsy can take several weeks to schedule and additional time to process the sample, which can be burdensome on the patient and delay the collection of critical molecular information.
Cost - According to a study published in The Journal of Oncology Practice / Clinical Lung Cancer, the average total cost of a lung biopsy is $14,670, due largely to the required imaging, biopsy or surgical procedure to obtain the tissue, and associated morbidity.
Limited tissue availability - Tissue sampling has variable but significant failure rates due to procedural or sampling failure and may be exhausted by pathology tests for cancer diagnosis. In NSCLC, this has been documented across many institutions and happens as often as 60% of the time. In addition, tissue sampling is unavailable for a minority of patients due to medical contraindication, patient unwillingness or logistical concerns.
Limited to a small portion of a single tumor - A tissue biopsy is often limited to a small portion of a single tumor site, which may not accurately represent the entire tumor or all clinically relevant biomarkers due to tumor heterogeneity. This could lead to a tissue biopsy missing mutations targetable by therapy for patients with advanced solid tumors. This limitation has been demonstrated in many tumor types including lung, breast, gastric, renal and cholangiocarcinoma.

Inability to address applications for early stage cancer patients - For disease recurrence detection or screening for early detection of cancer, tissue tests are impractical or not feasible.
The potential for liquid biopsy
We believe that liquid biopsy can liberate molecular information across all stages of cancer and broaden the scope of precision oncology to earlier stages of the disease. Furthermore, liquid biopsy can potentially lead to dramatically greater rates of data generation and shorten cycles of learning, thereby accelerating progress in improving clinical outcomes. Relative to a tissue biopsy, a routine blood draw is:

•	minimally invasive;

•	rapidly administered;

•	cost effective; and

•	readily available.
In addition, liquid biopsy is:
Able to provide timely insight into tumor genomic alterations - Liquid biopsies are convenient and fast. With a routine blood draw and less than seven days turn-around-time with our Guardant Health Oncology Platform, our liquid biopsy Guardant360, for example, can comprehensively genotype cancer patients to enable rapid initiation of effective treatment and potential clinical trial enrollment.
More representative of the molecular profile of the tumor in its entirety - Represents an overall summary of the entire molecular profile of the tumor or tumors and not just a subset of a single tumor that may be represented in a tissue sample. This may enable insight into potentially more targetable mutations than tissue testing.
Able to monitor response to therapy – Recent data suggests that changes in tumor burden can be monitored through the use of successive blood draws to potentially provide quicker information as to the effectiveness of a chosen treatment than current approaches using radiographic imaging.
Able to address all stages of the disease – Ready access to molecular information and the ability to potentially detect cancer at early stages in blood enable liquid biopsy to be used for applications, such as for recurrence detection or screening asymptomatic individuals.
History of liquid biopsy and challenges
The concept of a liquid biopsy is not new, and we believe that a minimally invasive tool, such as a liquid biopsy, has been an aspiration of the oncology field for many decades. Multiple modalities have been pursued to access a patient’s molecular information through blood, including ctDNA, circulating tumor cells, or CTCs, and exosomes. It has been recently shown that modalities using ctDNA have distinct advantages over other modalities. For example, ctDNA has a concentration in blood that may be over 100 times higher than CTCs, which can enable increased test sensitivity and accuracy.
However, despite this promise of higher concentration and, therefore, higher theoretical sensitivity of a ctDNA test, these fragments are still found at very low concentrations which can make their analysis challenging by conventional methods. For example, circulating cell-free fetal DNA, which is the target for a variety of non-invasive prenatal testing applications for women during pregnancy, makes up a median of 10% of the total cell-free DNA in maternal blood. By contrast, the median concentration of ctDNA genomic alterations detected in blood of advanced cancer patients is 0.46% and can be present at levels below 0.01% in early stage cancer patients.
Although the sensitivity and specificity of conventional next generation sequencing is sufficient for tissue biopsy based tumor profiling, this performance is inadequate for liquid biopsies due to the low concentrations of ctDNA in blood. Moreover, comprehensive genomic profiling for precision oncology requires detection across all four classes of genomic alterations below, which can be especially challenging with ctDNA:
Single-nucleotide variants (SNVs) - variation(s) in a single nucleotide in a DNA molecule

Insertions/deletions (Indels) - short nucleotide section(s) of a DNA molecule inserted or deleted
Copy number amplifications (CNVs) - regions(s), typically spanning one or more genes of the genome that are repeated
Genomic rearrangements - involve gross alterations of chromosomes or large chromosomal regions and can take the form of deletions, duplications, insertions, inversions or translocations
The market opportunity and our vision for the standard of cancer care
We believe that liquid biopsy tests can solve critical challenges of tissue-based tests, expand the scope of precision oncology across the cancer care continuum to earlier stage disease, and empower clinicians to make better decisions to improve clinical outcomes, lower healthcare costs and enable biopharmaceutical companies to advance new therapies. We believe liquid biopsy has application in the following areas, representing a market opportunity we estimate to be more than $35 billion in the United States:
Therapy selection in advanced cancers. Clinicians require genomic information in order to properly match advanced cancer patients with the appropriate treatment across multiple lines of therapy. Given the limitations of tissue biopsies, we believe a blood test that is capable of accessing the comprehensive genomic profile of the patient’s cancer represents a significant breakthrough. In particular, in the community setting, where 80% of cancer patients are treated, infrastructure and expertise to access tissue may be especially limited. A comprehensive liquid biopsy test for therapy selection can also benefit biopharmaceutical companies across a range of applications, including patient selection and recruitment for clinical trials and commercialization once the drug is approved, as well as identification of new molecular targets for drug development. Better access to molecular information can speed clinical trial enrollment and increase the probability of success of drug development in a target patient population.
We estimate this is an up to $6 billion total market opportunity in the clinical and biopharmaceutical markets. This includes a near-term clinical opportunity of $2 billion, based on an estimated 700,000 metastatic patients in the United States and an assumed average reimbursement rate of $3,000, a similar amount covered by Medicare for a comprehensive genomic profiling test. We estimate the number of metastatic patients in the United States based on the number of deaths attributable to cancer annually in the United States as reported in A Cancer Journal for Clinicians and the number of patients who are diagnosed with advanced cancer in the United States and are alive a year after diagnosis as reported in the SEER Cancer Registry. We believe this opportunity may expand by up to an additional $2 billion, as metastatic patients may require multiple tests to inform subsequent lines of therapy.
We estimate that the market opportunity with biopharmaceutical companies in the United States is over $2 billion including an opportunity of over 400,000 tests based on the industry’s current clinical pipeline of over 900 immuno-oncology and over 300 targeted therapy programs, involving more than 130,000 patients. These programs represent two distinct testing opportunities: (1) prospective screening to identify candidate patients for enrollment and (2) retrospective analysis of patient samples. In addition we estimate there is a market opportunity of $500 million in companion diagnostics development and other commercial opportunities.

The chart below represents the breakdown of the total estimated market opportunity across both the targeted therapy and immuno-oncology opportunities for the therapy selection markets:
Recurrence detection in cancer survivors. We believe cancer survivors would benefit from tests that could improve recurrence detection. Follow-up testing for surveillance in cancer survivors is often ad-hoc, leaving patients guessing as to if and when their cancer may recur. A portion of this market is currently served by prognostic and predictive molecular tests that can classify whether a patient may be at low-risk or high-risk of recurrence. We believe that a definitive diagnostic test for cancer would benefit this patient population both immediately following surgical resection of the tumor and as a monitoring tool in subsequent years. Furthermore, a liquid biopsy test in this setting could help biopharmaceutical companies identify new opportunities in adjuvant drug development and therapies targeting earlier stage cancers.
We estimate this is an approximately $15 billion market opportunity, consisting of an estimated 15 million solid tumor cancer survivors, excluding survivors of blood cancers, including leukemia and Non-Hodgkin’s lymphoma, in the United States as reported by the American Cancer Society, and assuming an average price of $1,000 per test for each solid tumor cancer survivor, which is consistent with the cost to screen a patient for lung cancer as reported in the New England Journal of Medicine.
Early detection of cancer in higher risk individuals. Earlier detection of cancer is generally correlated with better clinical outcomes and a higher cure rate for many cancer types. We believe that a test that can accurately detect cancer at its earliest stages or even pre-cancer in a largely asymptomatic population will need to overcome high technological, clinical and regulatory challenges. However, such a test can have significant benefits on mortality and perhaps eventually reduce incidence rates of cancer, if the information provided can be effectively paired with the right preventative medicine or curative intervention.
We estimate this is an approximately $18 billion market opportunity, based on an estimated consisting of 35 million individuals at higher risk for cancer in the United States and assuming an average price of $500 per test. The estimated 35 million individuals at higher risk for cancer in the United States consist of approximately 17 million individuals at moderate to high hereditary risk of developing breast, ovarian, colorectal, endometrial or prostate cancer, based on prevalence statistics reported in Genetics in Medicine and U.S. Census Data; approximately 14.5 million people over the age of 50 who are moderate to heavy smokers, as reported by the Centers for Disease Control and Prevention; and approximately 3.5 million individuals in the United States at high risk of developing liver cancer due to Hepatitis C infection, based on data reported in Hepatology.

The graphic below depicts the potential opportunities of liquid biopsy across the cancer continuum of care:

| | Early detection | Cancer diagnosis | Workup | Treatment | Monitoring recurrence | Relapse |
|---|---|---|---|---|---|---|
| Standard of care | Imaging, protein testing (i.e. PSA) | Tissue biopsy | Tissue testing | Late stage: systemic Early stage: curative | Imaging, protein testing (i.e. PSA) | Tissue biopsy |
| Liquid biopsy opportunity | Early detection of cancer in higher risk individuals | | Therapy selection in advanced stage cancer patients | | Recurrence detection in cancer survivors | |
| Market size | ~ $18 billion (for higher risk individuals) | | ~$6 billion | | ~$15 billion | |
| # of Patients | 35 million | | 0.7 million | | 15 million | |
| Products | LUNAR - 2 | | GUARDANT360 GUARDANT OMNI | | LUNAR - 1 | |

The Guardant Health Oncology Platform
The Guardant Health Oncology Platform is comprised of strengths across five critical layers, each of which is tightly coupled with the others, and we believe success in each facilitates success in adjacent layers. We believe our platform and our position as a pioneer of comprehensive liquid biopsy provide us with a competitive advantage and form a barrier to entry. The following diagram depicts the five layers of our oncology platform:
Technology – Guardant Digital Sequencing
Guardant Digital Sequencing combines state-of-the-art technology from multiple disciplines and is enabled by robust, high-efficiency biochemistry at the front-end, next-generation sequencing and a machine learning augmented bioinformatics pipeline. The combination of all of these technologies onto one platform has enabled our programs in liquid biopsy and what we believe is the highest performing clinical comprehensive liquid biopsy, with a turnaround time of less than seven days after we receive the sample. We believe our platform is able to detect all four classes of genomic alterations at sensitivity levels beyond comparable platforms.
Two specific enhancements we employ throughout the workflow include:
High-efficiency chemistry - Our proprietary ctDNA sample preparation biochemistry is able to convert the vast majority of extracted ctDNA molecules into a sequencing library. This enables enhanced sensitivity to detect mutations present at ultra-low variant frequency and the ability to work with limited sample volumes.
Error suppression via proprietary bioinformatics engine - Our bioinformatics pipeline reduces the sequencing error rate by 1000-fold over conventional next-generation sequencing and by 30-fold over other sequencing assays relying on molecular barcoding alone. Furthermore, the machine learning capability enables performance improvement as we incorporate data from additional blood samples.
Clinical utility
We believe that the measure of the clinical utility provided by a given diagnostic test or technology lies in the ability to enable the physician to match intervention with the patient to improve outcomes. We also believe that success in the clinical utility layer requires both independent, systematic investments in clinical research, and strategic relationships with market-leading biopharmaceutical companies. For this reason, we have invested in directly sponsoring or participating in prospective, interventional clinical trials with leading academic cancer centers and biopharmaceutical companies, including 29 clinical outcomes studies, what we believe to be the largest-ever liquid-to-tissue concordance study and a prospective interventional clinical utility study demonstrating clinical overall response rates in line with tissue biopsy approaches. We have built an internal clinical development team that can efficiently run clinical utility studies and continue to invest in such studies spanning many indications within the advanced cancer setting with 17 completed, ongoing or planned studies in lung cancer, 11 in gastrointestinal cancers and 13 in other cancer types. We are also investing heavily in studies involving earlier stage disease.
The strength of our technology facilitates strategic relationships with academia and over 40 biopharmaceutical customers, to help them advance the development of their drug pipelines and expand the utilization of currently commercialized treatments. In return, these relationships provide rigorous clinical validation of our technology and early insights into emerging therapeutically relevant test targets.
Regulatory
We believe that Guardant360 was the first comprehensive liquid biopsy approved by the NYSDOH. In addition, based on our review of publicly available records, we believe our facility was the first comprehensive liquid biopsy laboratory to become CLIA-certified, CAP-accredited and NYSDOH-permitted. While FDA approval is currently not required to market our tests in the United States, we intend to seek a PMA for Guardant360. In January 2018, the FDA granted Guardant360 Expedited Access Pathway, or EAP, designation, which offers potentially faster review for breakthrough medical devices. FDA approval now provides a path to reimbursement by Medicare through CMS. In March 2018, CMS published a Decision Memorandum for next-generation sequencing tests, or the NGS Decision Memorandum, for patients with advanced cancer who meet certain clinical criteria. The NGS Decision Memorandum states, among other things, that coverage would be available for next-generation sequencing FDA-approved tests offered within the FDA-approved companion in vitro diagnostic test labeling. We believe that this establishes a competitive advantage for tests receiving FDA approval and that FDA approval will be increasingly necessary for diagnostic tests to gain adoption, both in the United States and abroad, by clinicians, payers and biopharmaceutical companies. We plan to submit a PMA application for Guardant360 to the FDA in the first half of 2019.
Payer coverage
Coverage from public and commercial payers is primarily influenced by clinical evidence, endorsement by KOLs and treatment guidelines. The analytical and clinical data that we have generated, combined with our support from KOLs, has led to a number of positive coverage decisions from commercial payers. Guardant360 is currently covered by Cigna and several Blue Cross Blue Shield plans, which have adopted reimbursement policies that specifically cover Guardant360 for NSCLC, which we believe gives us a competitive advantage with these payers. With respect to Medicare, in July 2018, Palmetto GBA, the MAC responsible for administering MolDx, issued an LCD for Guardant360 for patients who meet certain clinical criteria. We worked with Palmetto GBA to obtain this positive coverage decision through the submission of a detailed dossier of analytical and clinical data to substantiate that the test meets Medicare’s medical necessity requirements. We anticipate FDA approval of Guardant360, if obtained, may support improvements in coverage and reimbursement, including Medicare according to the NGS Decision Memorandum.
Commercial adoption
Success in each of the layers above is important for commercial adoption by clinicians and biopharmaceutical companies. Additionally, for clinicians, endorsement by KOLs traction at academic centers and inclusion in national treatment guidelines is important, especially for clinical adoption in the community setting where 80% of cancer treatment occurs. Our relationships with key stakeholders across the oncology community, as well as the recent inclusion of liquid biopsy under certain circumstances as a potential alternative to tissue biopsy in NCCN treatment guidelines has helped facilitate adoption with 5,000 oncologists, who have collectively ordered over 70,000 Guardant360 tests, and over 40 biopharmaceutical companies.
Our products and development programs
We currently have two commercial tests as well as additional tests under development through our LUNAR-1 and LUNAR-2 programs. We believe our product portfolio, once completed, will address the full continuum of care and has utility in both the clinical and biopharmaceutical markets.

Therapy Selection: Guardant360 and GuardantOMNI
The increasing diversity of targeted therapies and associated molecular biomarkers has given rise to comprehensive genomic profiling, particularly in tumor types where multiple genomic targets can be found and treated effectively. For example, NSCLC, like other tumors, has multiple effective treatment options targeting different genomic variations. There are seven targetable genomic variations in NSCLC, which are comprised of alterations across all four genomic variant classes (SNVs, indels, CNVs, and fusions). Four of these targets are on-label approved biomarkers for FDA-approved therapies. As of May 31, 2018, the NCCN treatment guidelines recommended testing for the following targetable genomic alterations across different cancer types, which demonstrates the requirement for broader genomic profiling:

NCCN Mention	Cancer Type	Targetable Genomic Alterations
NCCN Guideline Recommended	NSCLC	EGFR mt	BRAF mt	ERBB2 mt (HER2) mt	ALK fusion	ROS1 fusion	RET fusion	MET amp and exon 14 skipping mt
	Colorectal	KRAS mt exons 2,3,4	NRAS mt exons 2,3,4	BRAF mt	MSI
	Breast	ERBB2 (HER2) amp	BRCA1/2 germline
	Gastric and Gastro-esophageal	ERBB2 (HER2) amp
	Melanoma	BRAF mt	KIT mt
	GIST	KIT mt	PDGFRA mt
Despite NCCN guidelines, a recent 800 patient study of NSCLC patients reported that only a minority of patients actually are tested for the guideline-recommended targetable genomic mutations. Such “undergenotyping” had multiple causes in the study, and primary reasons for not testing were lack of sufficient tissue, poor patient performance status or infeasibility to undergo a repeat biopsy for additional tissue. The chart below shows the percentage of cancer patients in the study that were genotyped for the NCCN-recommended genomic mutations-only 8% of patients were genotyped for all targets.

Guardant360
We believe Guardant360 is the market leading comprehensive liquid biopsy test, based on the number of tests ordered. Guardant360 is a 73 gene test that supports treatment selection for advanced stage cancer patients with solid tumors. The testing process requires two 10 milliliter blood samples that are sent to our laboratory in Redwood City, California where we use proprietary, next-generation sequencing-based Guardant Digital Sequencing Technology. Results are typically delivered in seven days following receipt of sample and delivered by a clinical report through fax, portal or mobile device.
Since we launched Guardant360 in 2014, over 70,000 total tests have been ordered by over 5,000 oncologists across dozens of cancer types, more than 40 biopharmaceutical companies and by all 27 NCCN centers.
The Guardant360 clinical report
The clinical report contains somatic mutations detected in patient blood samples, associated treatment options and available clinical trials in the vicinity of the patient’s location. Additionally, the report depicts a Guardant Tumor Response Map, a proprietary visual representation that shows the evolution of somatic mutations in longitudinal blood samples. An illustrative report is provided below.

Doe, James (A37111)
Patient MRN: 2345678 | DOB: MAR-21-1970 | Gender: Male
Diagnosis: Non-small Cell Lung Cancer | Test Number 2

GUARDANT360
Professional Services – Therapy Finder Page

**REPORTING**

| | |
|---|---|
| Report Date: | NOV-08-2017 |
| Receipt Date: | OCT-31-2017 |
| Collection Date: | OCT-30-2017 |
| Specimen: | Blood |
| Status: | FINAL |

**PHYSICIAN**
**Mary Smith**
Account: Pleasantville Oncology
Address: 1234 Main Street
San Francisco, CA 09876, United States
Ph: (111) 111-1111 | Fax: (222) 222-2222
Additional Recipient: James Brown

*Complete Tumor Response Map on page 2*

## Summary of Somatic Alterations & Associated Treatment Options

**KEY** ✓ Approved in indication ~ Approved in other indication ✗ Lack of response

| Alteration | % cfDNA or Amplification | Associated FDA-approved therapies | Clinical trial availability (see page 3) |
|---|---|---|---|
| *EGFR* T790M | 1.1% | ✓ Osimertinib<br>✗ Afatinib, Erlotinib, Gefitinib | Yes |
| *EGFR* L858R | 12.7% | None | Yes |
| *EGFR* Amplification | Low (+) | ~ Necitumumab | Yes |
| *TP53* Splice Site SNV | 0.4% | None | Yes |

**Variants of Uncertain Significance**

*PIK3CA* D350N (0.6%)
The functional consequences and clinical significance of alterations are unknown. Relevance of therapies targeting these alterations is uncertain.

**Synonymous Alterations**

*BRAF* R701R (1.2%)
This sequence change does not alter the amino acid at this position and is unlikely to be a therapeutic target. Clinical correlation is advised.

**We evaluated 73 genes, including the following guideline-recommended genes for NSCLC:**

| | | | | | | |
|---|---|---|---|---|---|---|
| *EGFR* (T790M and others) | *ALK* | *ROS1* | *BRAF* | *MET* | *ERBB2* (HER2) | *RET* |

A more detailed Guardant360 Patient Report is available through our online portal:
portal.guardanthealth.com or to set up an account, contact Client Services: 855.698.8887
TST-PRT-001 V17.0 | Pg 1 of 5

Guardant 360 patient case study #1: Guardant360 finds targetable EGFR mutation in a patient missed by tissue biopsy-based genomic testing.
A 60-year old female was diagnosed with advanced NSCLC including metastatic spread to her bones. The initial tissue biopsy revealed a targetable EGFR L858R mutation and the patient responded to targeted therapy with the anti-EGFR drug, erlotinib. However, after about half a year the cancer became resistant to erlotinib and a repeat tissue biopsy, a core-needle biopsy, was negative on tissue-based next-generation sequencing for the common EGFR T790M resistance mutation, and so the patient was prescribed the immunotherapy drug, nivolumab. The patient began coughing up blood after four weeks on nivolumab, and her ability to walk worsened. An imaging test revealed worsening brain metastases. She went for a second opinion and a Guardant360 test was ordered, revealing both the original EGFR L858R mutation and an EGFR T790M mutation missed on tissue-based next-generation sequencing. This enabled her doctors to stop the immunotherapy and prescribe osimertinib, whereupon the tumor in the lung shrank significantly and her brain metastases stabilized.
Guardant360 patient case study #2: Guardant360 finds a targetable ERBB2 (HER2) amplification in a female whose original breast cancer tissue biopsy was ERBB2 (HER2) negative.
A 49-year old female with metastatic breast cancer was diagnosed as estrogen receptor positive and HER2 negative. She was initially treated with standard chemotherapy and an aromatase inhibitor. A breast oncologist at the University of Miami used a Guardant360 test and found a significant amplification of the ERBB2 (HER2). As a result, the patient was treated with HER2 targeted agents, trastuzumab and pertuzumab, and demonstrated rapid clinical response. This case illustrates the clinical utility of Guardant360 testing at progression in advanced breast cancer when treatment is failing, to identify changes in the genomic status of the cancer due to tumor evolution over time. This case also illustrates Guardant360’s utility when bone metastases are involved, which are particularly difficult to biopsy. Bone metastases are common in advanced prostate and breast cancer, occurring in approximately 70% of cases.
Analytical validation
There are two key performance characteristics that are critical for any liquid biopsy test. The first is sensitivity, which refers to the level of ctDNA in circulation at which the technology reliably detects variants for a given input sample amount. The second characteristic is specificity, which is the probability that a given test result is accurate. These metrics are critical for effective treatment selection based on the results of liquid biopsy testing. It can be especially challenging to maintain high specificity at detection levels below 0.25% due to the high error rates of standard next-generation sequencing protocols at these levels and the broad genomic footprint tested simultaneously in a comprehensive liquid biopsy test.
In order to assess these key performance characteristics, we conducted analytical validation studies against orthogonally validated methods. The results were published in Clinical Cancer Research. The study demonstrated that Guardant360 has a detection threshold of one to two molecules across multiple alteration types with very high specificity which results in accurate and sensitive detection of somatic mutations in patient samples.

Clinical trials
The goal of our clinical development with Guardant360 is to support its use for comprehensive genomic profiling across multiple tumor types, including as a preferred alternative to tissue testing to inform first line treatment right after diagnosis and at time of disease progression. We publish peer-reviewed studies in order to influence treatment guidelines, to educate clinicians and other oncology stakeholders about the value proposition of our test and to set the stage for reimbursement with private and public payers. With Guardant360, we have 42 approved, completed or active studies and 80 peer-reviewed publications:

## Publications, Cumulative

# 80

Peer-reviewed Publications

5
16
47
80
2015
2016
2017
2018

## Scientific Abstracts, Cumulative

# 235

Scientific abstracts

37
88
168
235
2015
2016
2017
2018

The following summarizes the results of our key clinical studies:
Genotyping concordance between liquid biopsy and matched tumor tissue. We conducted a blinded retrospective study comprising 6,948 consecutive NSCLC samples to assess the concordance between Guardant360 and tissue genotyping of samples received for clinical testing at our laboratory. The results below show high positive predictive value, which is the probability that a variant detected by Guardant360 in blood is in fact present in the corresponding tissue sample.

6948 consecutive clinical NSCLC samples
2973 samples with an oncogene driver mutation detected by Guardant360
2430 without tissue genotyping reports
543 samples with tissue genotyping reports
181 *EGFR* L858R
291 *EGFR* exon 19del
16 *EGFR* exon 20ins
37 *ALK/ROS1* fusion
26 *KRAS* mutations
5 *BRAF* V600E
3 *MET* exon 14 skipping
PPV
(liquid results based on tissue results)
98%
98%
100%
92%*
100%
100%
100%

*3 of 3 Guardant360+ tissue- *ALK* fusions were treated with and responded to crizotinib

Detection rate of ctDNA in real-world patient samples. We conducted a study comprising 10,593 consecutive samples to provide insights into Guardant360 test performance in real-world clinical specimens. In this study, we observed a test success rate of 99.6%. Overall detection rates of ctDNA were consistently high (85.9%), predominantly driven by NSCLC (87.7%), colorectal (85.0%) and breast (86.8%). We believe this cohort demonstrates the need for a highly sensitive liquid biopsy as the median variant allele frequency, or VAF, found was only 0.46%.

Prospective clinical outcome study of patients treated based on Guardant360. A prospective, interventional, multi-cancer clinical utility study of Guardant360 across 193 patients with no tissue genotyping options was conducted between August 2014 and June 2016. In the NSCLC cohort, 73 patients were tested, 34 were matched with pre-specified therapy, of which 17 patients were treated with matched therapy, of which 15 patients were evaluable. The objective response rate was 87% (95% CI, 58%-98%) with disease control rate of 100% (95% CI, 75%-100%). Importantly, the response rate was independent the VAF of mutations found in the blood. The summary of performance is presented in the figure below.
Clinical relevance of actionable mutations detected at ultra-low concentrations. In this study, we analyzed the clinical response of a case series of Guardant360-detected targetable driver alterations in advanced NSCLC with VAFs of less than 0.2%. Twelve patients in this multicenter series were selected who had targetable driver alterations in EGFR (n=7, VAF range 0.045%-0.14%), MET exon 14 skipping mutation (n=1, VAF = 0.06%), BRAF V600E (n=1, VAF = 0.1%), EML-ALK fusions (n=3, VAF range 0.07-0.16%). All patients responded to targeted therapy with median progression-free survival of 52 weeks. Of particular significance, 7 out of 12 (58%) patients were undergenotyped, largely due to tissue insufficiency.
Liquid versus tissue biomarker discovery rate . We are proactively pursuing studies to support the use of Guardant360 as a preferred alternative to tissue to inform first line treatment right after diagnosis. Such a strategy is predicated on Guardant360’s ability to offer accurate, reliable and fast guideline-directed comprehensive genotyping for all adult solid tumors without exposing patients to invasive biopsy procedures’ risks, delays or chance of failure. The goal of these studies is to provide evidence that Guardant360 detects genomic alterations at a similar rate compared to standard of care tissue testing in the United States, Europe and Asia. For example, the SLLIP study was the first prospective study comparing Guardant360 to unspecified tissue-testing modalities. The primary endpoint for the study was the non-inferiority of Guardant360, as compared to standard tissue testing, in detecting seven NCCN (EGFR, ALK, ROS, BRAF, MET, RET, ERBB2) biomarkers in first-line advanced, non-squamous NSCLC. Among more than 180 total samples, the investigators for the study found that tissue-based testing identified biomarkers in 48 subjects, while Guardant360 identified biomarkers in 47 subjects, meeting the study’s primary endpoint (P<0.002). We expect a final analysis on the treatment plans and outcomes for these patients to be completed by the middle of 2019. Additionally, in the first half of 2019 we expect to present an interim analysis for the results of our ongoing NILE study, in which approximately 300 patients are enrolled and the primary endpoint of which is the detection rate of those same seven biomarkers in advanced, non-squamous NSCLC using Guardant360 versus standard of care tissue testing .

GuardantConnect
Metastatic cancer patients often exhaust standard of care treatment options as the disease progresses, and guidelines recommend clinical trials for advanced cancer patients, thus clinical trial matching is an acute need in oncology. At the same time, biopharmaceutical companies need to fill trials that require screening hundreds of thousands of patients. Despite these needs, trial enrollment in oncology has severely lagged, with only 3-6% of cancer patients enrolling in clinical trials. GuardantConnect is our integrated software solution designed for our clinical and biopharmaceutical customers to connect patients tested with Guardant360 to clinical trials.
GuardantOMNI
GuardantOMNI is our second commercial product, which builds on Guardant Digital Sequencing Technology and learnings from Guardant360. GuardantOMNI has a genomic panel footprint that is significantly larger than Guardant360 and has achieved comparable analytical performance in clinical studies. GuardantOMNI was developed in collaboration with several biopharmaceutical companies, including Merck MSD, Merck KGaA, Pfizer, AstraZeneca and Bristol-Myers Squibb. It covers 500 genes, including genes associated with homologous recombination repair deficiency and biomarkers for immuno-oncology applications, such as tumor mutational burden and microsatellite instability.
In order to preserve performance characteristics of Guardant360 across a broader gene panel, we implemented additional enhancements to the assay efficiency and bioinformatics analysis to improve the sensitivity of the test. These enhancements are critical in the context of the use case for GuardantOMNI in the retrospective testing of clinical trial samples for translational science applications in collaboration with biopharmaceutical customers, as those samples are often available with only a limited volume of plasma.
Validation data indicates that GuardantOMNI exceeds Guardant360’s sensitivity for detecting clinically actionable biomarkers. At the same time, broader panel-wide performance of small variants is roughly similar to that of Guardant360. The broad genomic footprint of GuardantOMNI enables accurate measurement of tumor mutational burden.
Early stage cancer detection pipeline: The LUNAR Program
We believe that there is a critical need to develop products to expand precision oncology to earlier stage settings. Such products would enable clinicians to precisely detect, monitor and select the appropriate intervention at the right times in the disease’s evolution, key to significantly improving patient clinical outcomes. In order to systematically address this need, we launched our LUNAR research program in May of 2016: LUNAR-1 to develop tests for residual disease and recurrence detection for cancer survivors and LUNAR-2 to develop tests for early detection in higher risk asymptomatic patients.
Early cancer detection in higher-risk individuals is technically challenging, especially with respect to clinical specificity. There is a minimal amount of ctDNA in patients with low-disease burden. Additionally, naturally-occurring genomic aberrations in blood as well as signals from non-cancer related diseases can add biological noise obfuscating detection of circulating tumor-related biomarkers. We believe we have the unique capability to overcome these challenges by leveraging our:

•
Vast data sets and deep insights: We have targeted deep sequencing data in combination with low-coverage sequencing of whole genome from tens of thousands of cancer patients. This data has enabled discovery of novel epigenomic variations across multiple cancer types. We believe augmenting genomic with epigenomic signatures can enhance the clinical sensitivity and specificity of our tests significantly. Moreover, we developed a database of biological noise sources such as clonal hematopoiesis of indeterminate potential, which enables us to further enhance the sensitivity and specificity of our tests.

•
Extensive blood biobank: We have a biobank of tens of thousands of cancer samples that we use for discovery and, more importantly, biomarker verification and validation. For example, we are analyzing these samples with whole genome sequencing to identify and confirm tumor associated signatures. Also, we have been collecting additional samples through multiple on-going research collaborations.

Recurrence detection for cancer survivors: The LUNAR-1 Program
We launched our LUNAR-1 program to pursue two opportunities. The first is for surveillance of patients who have completed curative cancer treatment to potentially detect recurrence at the earliest stage. The second is for detection of residual disease in the blood of cancer patients after surgery. We believe this may identify a population of patients with residual disease who are most likely to benefit from adjuvant chemotherapy treatment.
Tests resulting from our LUNAR-1 program could provide patients quantitative peace of mind through a definitive test for recurrence. It could also help physicians determine those patients that may still have residual disease and be candidates for adjuvant treatment. Though we believe that the technology is extensible to a broad array of cancer types, our LUNAR-1 program will initially focus on 4 cancer types: lung, colorectal, breast and ovarian cancers. These markets are significant, from an estimate of up to $1 billion for adjuvant treatment selection to $5 billion for surveillance in the four cancers of initial focus. We estimate the broader total market opportunity of LUNAR-1 to be $15 billion as we expand to other indications.
Clinical studies have demonstrated the added value of adjuvant chemotherapy after surgery to kill residual disease and prevent recurrence when cancer is present and at low burden. However, studies have shown that adjuvant chemotherapy given empirically to operated stage II colon cancer patients will only benefit the 15% of patients likely to have a cancer recurrence. Thus, many more patients endure cytotoxic chemotherapy who do not need it, so that the few may benefit. Additionally, an adjuvant drug development study can cost significantly more, typically require more patients, last longer and have a lower probability of success relative to a trial in a metastatic setting. Identification of those most likely to benefit from adjuvant therapy is therefore an important clinical challenge. A near-term opportunity for LUNAR-1 is in partnering with biopharmaceutical companies to identify these patients for adjuvant trial enrollment and also monitor treatment effectiveness.
To help address this challenge in the clinical setting, we are collaborating with investigators from multiple academic cancer centers, including MD Anderson Cancer Center, the University of Colorado, Memorial Sloan Kettering Cancer Center, Massachusetts General Cancer Center, Wake Forest Cancer Center and the University of California San Francisco, as well as several international institutions. As part of our collaboration with MD Anderson Cancer Center, we performed a retrospective study of colorectal cancer subjects undergoing curative-intent hepatectomy with 5 year clinical outcomes. By analyzing just one post-operative blood sample, our LUNAR-1 test detected residual tumor signatures in 48% of patients who relapsed in the course of study. Moreover, patients with detected residual tumor signatures post-operation all relapsed within 18 months and had a worse relapse-free survival rate versus patients with no residual tumor signature, represented in the chart below.

not detected
detected
Residual Free Survival
1.0
0.8
0.6
0.4
0.2
0.0
0
10
20
30
40
50
timeline

Of particular note, unlike methods that have been reported by others, these patients’ post-operative tumor signatures were detected without knowledge of the underlying tumor tissue mutations. This achievement was primarily enabled by use of our database of biological noise for filtering out non-tumor related spurious signals.

Early detection for asymptomatic cancer: The LUNAR-2 Program
Although cancer is the second leading cause of death in the United States, it can be cured if detected and treated at its earliest stages. For example, the introduction of the Pap smear reduced cervical cancer mortality by more than 80% from 1950 to 2005. However, despite the benefit of screening, which is recommended by the U.S. Preventive Services Task Force for cervical, breast, lung and colorectal cancers, a significant number of people do not receive screening today. For example, greater than 30% of eligible Americans are not up-to-date on screening for colorectal cancer. Compliance is only part of the problem; the other major challenge lies in the limited efficacy of existing screening modalities:
Protein testing - Current screening tests using protein biomarkers for various cancers, including prostate (PSA), pancreatic (CA19-9) and ovarian (CA125), lack sensitivity and specificity.
Imaging - While radiographic imaging is sensitive, it lacks clinical specificity. For lung cancer screening, as an example, the landmark National Lung Cancer Screening Trial reported that LDCT, lung cancer screening of heavy smokers significantly increased cancer diagnosis rate and decreased overall mortality. However, a recent practice survey reported that only 3.9% of the estimated 6.8 million eligible patients had received LDCT screening. An important barrier to adoption of LDCT screening has been its greater than 95% false positive rate, which results in many unnecessary biopsies or inaction on positive findings.
The goal for our LUNAR-2 program is to develop an accurate, affordable test with potential for high compliance for use in higher risk asymptomatic individuals. To support this development, we have ongoing collaborations with multiple investigators at several institutions, including the University of San Francisco, the University of Colorado and the University of Pennsylvania. One clinical collaboration involves the study of patients at higher risk for developing lung cancer, who are undergoing evaluation for suspicious lung nodules. As part of this study, we aim to generate data demonstrating the ability of ctDNA to differentiate between early cancerous versus benign nodules in lung cancer. We have other collaborations studying similar applications of our technology for several other cancer types.
Our research and development results to date indicate that somatic signatures alone may be insufficient for detection of early stage cancers with high sensitivity. For this reason, our LUNAR-2 program is exploring the incorporation of epigenomic as well as other signatures to enhance the clinical performance of our assays in this setting. In pilot clinical studies, we analyzed blood samples of patients with lung and colorectal cancers using this combined epigenomic and genomic approach. Preliminary results using this methodology are promising and have demonstrated positive detection in samples that were negative by somatic detection alone. Specifically, the clinical sensitivity for stage I-II lung cancer was 71% (n=65) and 67% for stage I-II colorectal cancer (n=42). The specificity of the test was 98% across both healthy (n=84) and aged-matched (n=43) controls.
Commercialization
U.S. clinical commercial efforts
We commercialize our products in the United States to clinicians through our targeted sales organization. As of June 30, 2018, our clinician-focused sales organization in the United States included 30 sales representatives that are engaged in sales efforts and promotional activities primarily to oncologists and cancer centers. Our sales representatives typically have extensive backgrounds in laboratory testing, therapeutics and oncology. We have supplemented the team with clinical oncology specialists with extensive medical affairs experience for molecular information support in the field.
Our clinical commercial efforts are focused on driving adoption with academic research institutions and with community oncology practices, including through leading physician networks. As we continue to grow our sales organization, we are also expanding our reach to include large community practices, community oncology networks, integrated delivery/ payer-owned systems and government medical facilities that are looking for a reliable partner for comprehensive molecular information testing.

International clinical commercial efforts
We currently offer our tests in 38 countries outside the United States, primarily through distributor relationships or direct contracts with hospitals.
Currently, all customer samples are shipped globally to our laboratory in Redwood City, California. We are conducting studies in various countries in an effort to secure reimbursement. As these studies progress and we near commercial opportunities in various countries, we may decide to invest in establishing an in-country laboratory and direct sales organization.  Specifically, we have already demonstrated the ability to deploy our technology to partner laboratories such as cancer centers, for the development of liquid biopsy assays based on our technology platform. We believe that this capability will be important in accelerating adoption of our platform and the performance of liquid biopsy testing  in certain countries.
Currently, we are primarily focused on expanding our commercial capabilities in Asia, with an initial focus on Japan. Together with SoftBank, we formed a joint venture, Guardant Health AMEA, Inc., which we refer to as the Joint Venture, relating to the sale, marketing and distribution of our tests in all areas worldwide outside of North America, Central America, South America, the United Kingdom, all other member states of the European Union as of May 2017, Iceland, Norway, Switzerland and Turkey, or the JV Territory. In a given country, the Joint Venture will conduct its operations through either a distribution model or a licensing model. Under the distribution model, our tests would be marketed and sold by the Joint Venture in relevant countries within the JV Territory, and the tests would be performed by or on behalf of us or our affiliates outside of such countries on samples obtained by the Joint Venture in such countries. Under the license model, the Joint Venture, or an entity designated by the Joint Venture, would be licensed to market and sell the tests in relevant countries within the JV Territory, and the Joint Venture, or an entity designated by the Joint Venture, would perform the tests on samples obtained in such countries. Following a determination by the board of directors of the Joint Venture on the appropriate model for an individual country, we will enter into agreements with the Joint Venture with respect to the individual country based on the license or distribution model. We expect to rely on the Joint Venture to accelerate commercialization of our products in Asia, the Middle East, and Africa, with our initial focus being on Japan.
There are over 350,000 deaths from solid tumor cancers annually in Japan with a significant portion relating to lung and gastric cancers. We are involved in several nationwide clinical programs that help establish clinical utility of Guardant360 testing in the Japanese population, including:
LC-SCRUM-Japan – this study is a nationwide genomic screening project across 251 institutions to match metastatic lung cancer patients with approved drugs and experimental therapies in clinical trials. LC-SCRUM-Japan has been screening patients for targeted therapies since 2013 using tissue samples for genomic analysis. In December 2017, the program introduced a new liquid biopsy trial arm with a goal of screening more than 1,000 patients using Guardant360.
SCRUM-Japan GI-SCREEN - the liquid biopsy arm of this study, known as the GOZILA (Guardant Originates in ZIpangu Liquid biopsy Arrival) trial, will match patients with advanced gastrointestinal cancer to novel therapies in clinical trials that target specific gene alterations. The study will initially use Guardant360 to test 200 advanced CRC patients whose cancer has progressed after standard treatment with anti-EGFR therapy. Those who test positive for amplification in the ERBB2 gene will be enrolled in a clinical trial exploring the effectiveness of changing to an anti-ERBB2 combination targeted therapy with trastuzumab plus pertuzumab. The study will expand to include 2,000 patients with a variety of gastrointestinal cancers and treatment arms.
Biopharmaceutical commercial efforts
Our business development team is focused on enterprise selling to biopharmaceutical companies in the United States and internationally. Our strategy with each biopharmaceutical customer is to demonstrate the value proposition of the Guardant Health Oncology Platform and expand its utilization across the organization from early stage research through clinical development to commercialization. Given the broad and differentiated utility of our platform, we believe we can support our biopharmaceutical customers across many applications, including:

•	discovery of new targets and mechanisms of acquired resistance;

•	retrospective sample analysis to rapidly identify biomarkers associated with response and lack of response;

•	prospective screening and referral services to accelerate clinical trial enrollment; and

•	companion diagnostic development to support the approval and commercialization of therapeutics.
We also expect to be able to capture other commercial opportunities from our genomic data, which can be used in combination with clinical outcomes or claims data for multiple applications, including novel target identification.
Payer coverage and reimbursement
We believe our tests and services provide solutions that enhance the safety, efficacy and guide cost-effective treatment selection of cancer therapeutics, as evidenced by the adoption from key stakeholders in the healthcare ecosystem. Evidence-based analytical validity, clinical validity and clinical utility studies are key drivers of both clinical adoption and reimbursement from commercial and government payers. Peer-reviewed evidence of our products and services will continue to be a center piece of our reimbursement strategy.
We believe our products offer significant health economic value to payers in the following ways:

•	reduce undergenotyping, thereby matching health plan members to targeted therapies that are both less costly and more effective than potential alternatives such as immunotherapy; and

•	reduce the need for a repeat invasive biopsy, thereby avoiding the associated high costs and risks of tissue biopsy complications.
In sum, we believe our tests help payers reduce both diagnostic and treatment costs, while simultaneously and most importantly improving clinical outcomes.
Commercial third-party payers and patient billing
The current list price for Guardant360 is $7,800 for U.S. clinical patients. Payment from third-party payers differs depending on whether we have entered into a contract with the payers as a “participating provider” or do not have a contract and are considered a “non-participating provider.” Payers will often reimburse non-participating providers at a lower amount than participating providers or not at all. Where we are not reimbursed in full or at all, we may elect to appeal the insurer’s underpayment or denial of payment or seek payment from the patient. However, insurer appeal and patient collection efforts take a substantial amount of time and resources and are often unsuccessful. Additionally, there are several national third-party commercial payers that have adopted non-coverage policies that treat both tissue and liquid CGP testing, including Guardant360, as experimental or investigational at this time.
We have provided testing services to patients with many cancer types and indications, serving nearly always as a non-participating provider through 2017. We received reimbursement for tests across the spectrum of these patients, though for amounts that on average were significantly lower than for participating providers.
When we contract to serve as a participating provider, reimbursements are made pursuant to a negotiated fee schedule and are limited to only covered indications. Becoming a participating provider generally results in higher reimbursement for covered indications and lack of reimbursement for non-covered indications. The impact of becoming a participating provider with a specific payer will vary based on historical reimbursement as a non-participating provider for that payer. Coverage from commercial payers has been focused on NSCLC, which represented approximately 46% of our clinical testing volume in 2017. To date, the benefit of increased reimbursement for covered NSCLC Guardant360 testing as a participating provider has been approximately offset by the loss of reimbursement on other tests previously received when we served as a non-participating provider. Therefore, the net result of receiving coverage for a particular indication, including NSCLC, may be little to no change in our average revenue per test for all our patients served by these insurance payers.
We are actively engaged to expand coverage among existing contracted providers and to achieve coverage with the remaining key commercial payers, laboratory benefit managers and evidence review organizations. This includes addressing variable coverage requirements and evidence required, and the need for enhanced guideline support. Our existing contracted payers, which include Cigna, BCBS Massachusetts and CareFirst BCBS Maryland and BCBS South Carolina, have determined that the analytical validity, clinical validity and clinical utility evidence requirements for medical policy inclusion of Guardant360 in NSCLC have been met. In total, along with Medicare, we estimate these payers currently cover approximately 77.6 million covered lives.
As we broaden our coverage amongst existing providers to include additional tests, we expect we will begin to experience increases in average revenue per test performed; however, we cannot make any assurances that we will be successful in broadening our coverage on a timely basis or at all. Similarly, as we have experienced with our existing contracted payers, we cannot assure you that the addition of new contracted payers will increase our average selling price or revenue.
In addition to our existing contracted payers, which include Cigna, BCBS Massachusetts, CareFirst BCBS Maryland and Priority Health, various Laboratory Benefit Managers who work with these plans, including InformedDNA, Kentmere (Blue Cross of AL) and Avalon (Blue Cross of NC and SC) have covered Guardant360.  The analytical validity, clinical validity and clinical utility evidence requirements for medical policy inclusion of Guardant360 in NSCLC have been met by some commercial payers and laboratory benefit managers.
Government payers
Medicare coverage is limited to items and services that are within the scope of a Medicare benefit category that are reasonable and necessary for the diagnosis or treatment of an illness or injury. National coverage determinations are made through an evidence-based process by CMS, with opportunities for public participation. Medicare released an NGS Decision Memorandum (CAG-00450N) for advanced cancer patients in the first quarter of 2018 that provides, among other things, that coverage is available for FDA-approved companion in vitro diagnostic next-generation sequencing tests offered within their FDA-approved labeling. The NGS Decision Memorandum covers molecular diagnostic tests similar to Guardant360 if the product has a companion diagnostic, or CDx, label and is FDA approved for that disease state. We believe the most expedient path to obtain pan-cancer Medicare coverage is to obtain FDA approval for Guardant360 as a CDx with a pan-cancer tumor profiling label.
In July 2018, Palmetto GBA, the MAC responsible for administering MolDx, issued an LCD for Guardant360 for NSCLC patients who meet certain clinical criteria. We worked with Palmetto GBA to obtain this positive coverage decision through the submission of a detailed dossier of analytical and clinical data to substantiate that the test meets Medicare’s medical necessity requirements. The LCD was made effective for patients with a date of service on or after August 27, 2018 and accordingly Palmetto released claims edits for all MolDx participating MACs. In September 2018, Palmetto GBA notified us that the contractor has set the reimbursement rate for Guardant360 at$3,500 per test . Noridian Healthcare Solutions, or Noridian, the MAC responsible for adjudicating claims in California, where our laboratory is located, is a participant in MolDx. Noridian published an LCD that adopts the positive coverage decision from Palmetto in the Noridian jurisdiction, effective as of October 20, 2018 .
Under Medicare, payment for laboratory tests like ours is generally made under the Clinical Laboratory Fee Schedule, or CLFS, with payment amounts assigned to specific procedure billing codes. In April 2014, Congress passed the Protecting Access to Medicare Act of 2014, or PAMA, which included substantial changes to the way in which clinical laboratory services are paid under Medicare. On June 23, 2016, CMS published the final rule implementing the reporting and rate-setting requirements under PAMA. Under PAMA, laboratories that receive the majority of their Medicare revenue from payments made under the CLFS were required to report to CMS, beginning in 2017 and every three years thereafter (or annually for “advanced diagnostic laboratory tests”), commercial payer payment rates and volumes for each test they perform. CMS uses this data to calculate a weighted median payment rate for each test, which will be used to establish revised Medicare CLFS reimbursement rates for the test. When we begin billing Medicare for our tests, we expect to be subject to reporting requirements under PAMA. For tests furnished on or after January 1, 2018, Medicare payments for clinical diagnostic laboratory tests are based upon these reported commercial payer rates.
State Medicaid programs make individual coverage decisions for diagnostic tests and have taken steps to control the cost, utilization and delivery of healthcare services.

We believe that additional state and federal health care reform measures may be adopted in the future, any of which could have a material adverse effect on the clinical laboratory industry and our ability to successfully commercialize our tests. Any of these or other changes could substantially impact our revenues and increase costs. We cannot predict how future healthcare policy changes, if any, will affect our business and financial success.
Operations
We perform the Guardant360 and GuardantOMNI tests in our clinical laboratory located in Redwood City, California. The laboratory is CAP-accredited, CLIA-certified, NYSDOH-permitted and licensed in many other states, including California, Florida, Maryland, Pennsylvania and Rhode Island.
The proprietary validated methods utilize robust semi-automated workflows designed for high throughput sample testing. This methodology allows for rapid scaling of testing volume without impacting performance metrics. These processes allow us to successfully deliver greater than 98% of results successfully. The workflows allow for rapid generation of reports delivering greater than 80% of results within seven calendar days from the day of sample receipt.
Our Guardant360 process includes blood collection, laboratory processing, analysis and reporting. All major processing steps utilize quality control to ensure consistent and reproducible results.
Guardant Digital Sequencing Technology
Guardant Digital Sequencing Technology combines state-of-the-art technology from multiple disciplines and is enabled by robust, high-efficiency biochemistry at the front-end, next-generation sequencing and a machine learning augmented bioinformatics pipeline. The technology, through machine learning, has accrued performance improvements by incorporating learnings generated from the data collected from additional samples. The digital sequencing process workflow is shown below:
Two specific enhancements achieved by Guardant Digital Sequencing Technology are:

•
High-efficiency chemistry: Overall efficiency in recovery of ctDNA molecules from starting input amount of ctDNA to the post-sequencing analysis of reconstructed molecules indicates the vast majority of extracted ctDNA molecules are converted into a sequencing library, exceeding most other next generation sequencing preparations by more than 100%;

•
Error suppression via proprietary bioinformatics engine: Error suppression through Digital Sequencing corresponds to a typical error rate of approximately one error per 3,000,000 reconstructed molecule nucleotides of high quality. We achieved this performance by tagging each fragment with non-unique barcodes, aggregating the information of duplicate sequence reads and utilizing the error models based on learnings from our proprietary database. This should be compared to the simplest single-end sequencing error rate of approximately one error per 1,000 sequenced nucleotides and approximately one error per 100,000 nucleotides that could be achieved by other assays relying on molecular barcoding alone.

The below graphs illustrate the impact of our chemistry and bioinformatics engine on ctDNA conversion and sequencing error reduction:
The observed rate of non-reference nucleotides is shown below across the targeted and sequenced region of the genome. The heterozygous and homozygous germline variants are at around 50% and 100% allele frequency, respectively. The true biological variants and background sequencing noise observed prior to error correction are mainly in the range of 0.1%-10%. Post error correction, suppression of technical artifacts clearly leads to identification of mutations known to be present biologically in a sample, i.e. germline and true biological variants. The below diagrams demonstrate the difference in background sequencing noise from standard NGS relative to Guardant Digital Sequencing, and the improved ability to identify the true biological variants (dots concentrated around the 0.1% allele frequency axis).
Copy number variants manifest in higher than expected coverage, or number of unique molecules mapping to a given amplified region of the genome, compared to that expected for a typical diploid genome. Since observed coverage is highly variable from region to region depending on sequence composition and efficiency of amplification for each individual sample, it is highly non-uniform even when no copy number variants are present. As such, copy number variation is significantly harder to identify than small sequence variants, such as SNVs, insertions, and deletions considered in the previous figure.

Supply chain
We utilize industry leading vendors for our supply chain. Most reagents and materials are sourced from a single vendor and would require qualification to transition to different vendor. To mitigate risk, we employ a multi-month, multi-lot safety stock strategy to ensure an uninterrupted supply of reagent and material to the laboratory. In the event a latent defect is identified, the lot of material in use is immediately quarantined and changed for a new vendor lot that has been previously qualified for use. The experience with our vendors during last five years has provided us confidence in their ability to produce consistent and quality instrumentation, reagents and materials.
In September 2014, we entered into a supply agreement with Illumina, Inc., or Illumina, for Illumina to provide products and services that can be used for certain research and clinical activities, certain sequencers, equipment and other materials that we use in our laboratory operations. Subsequently, we and Illumina amended the supply agreement to, among other things, update the specific products and services to be provided, and pricing terms therefor, and to extend the initial term of the supply agreement. During the term of the supply agreement, as amended, Illumina will supply us with sequencers, reagents, and other consumables for use with the Illumina sequencers, as well as service contracts for the maintenance and repair of the sequencers.
During the term of the supply agreement, as amended, we are required to make a rolling, non-binding forecast of our expected needs for reagents and other consumables, and place purchase orders for reagents and other consumables. Illumina may not unreasonably reject conforming purchase orders. Subject to discounts that vary depending on the volume of hardware and reagents and other consumables ordered, the price for sequencers and for service contracts is based on Illumina list prices, and the price for reagents and other consumables is based on contract prices that are fixed for a set period of time and may increase thereafter subject to limitations. The supply agreement does not require us to order minimum amounts of hardware, or to use exclusively the Illumina platform for conducting our sequencing.
The agreement contains negotiated use limitations, representations and warranties, indemnification, limitations of liability, and other provisions. The initial term of the supply agreement, as amended, continues until December 2021, and the supply agreement automatically renews for additional one-year terms thereafter unless either we or Illumina provide the other with notice of termination one year in advance of the date when such termination is to take effect. Either we or Illumina may terminate the supply agreement for the other’s uncured material breach, bankruptcy or insolvency-related events, or in the event a regulatory authority notifies such party that continued performance under the supply agreement would violate applicable laws or regulations.
Competition
Growing understanding of the importance of biomarkers linked with therapy selection and response is leading to more companies offering services in genomic profiling. The promise of liquid biopsy is also leading to more companies attempting to enter the space and compete with us. Our main competition is from diagnostic companies with products and services to profile genes in cancers based on either single-marker or comprehensive genomic profile testing, based on next-generation sequencing in either blood or tissue.
Our competitors within the liquid biopsy space include Foundation Medicine, Inc., which was acquired by Roche Holdings, Inc. in July 2018, Roche Molecular Systems, Inc., Thermo Fisher Scientific, Inc., Illumina, Inc., Personal Genome Diagnostics, Inc., Qiagen N.V. and Sysmex Inostics. In addition, GRAIL and Natera, Inc., among others, are developing early detection tests.
Competitors within the broader genomics profiling space based on tissue include laboratory companies such as Bio-Reference Laboratories, Inc., Laboratory Corporation of America and Quest Diagnostics, Inc., as well as companies such as Foundation Medicine, Inc., Caris Life Science and Myriad Genetics, Inc. that sell molecular diagnostic tests for cancer to physicians and have or may develop tests that compete with Guardant360 and GuardantOMNI. In addition, we aware that certain of our customers are also developing their own tests and may decide to enter our market or otherwise stop using our tests.
In addition to developing kits, certain diagnostic companies also provide next-generation sequencing platforms that could be used for liquid biopsy testing. These include Illumina, Inc., Thermo Fisher Scientific Inc. and other companies developing next-generation sequencing platforms that are sold directly to biopharmaceutical companies, clinical laboratories and research centers. While many of the applications for these platforms are focused on research and development applications, each of these companies has launched and will continue to commercialize products focused on the clinical oncology market. These tests could include FDA-approved diagnostic kits, which can be sold to the clients who have purchased their platforms.
Furthermore, many companies are developing information technology-based tools to support the integration of next-generation sequencing testing into the clinical setting. These companies may also use their own tests or others to develop an integrated system which could limit access for Guardant to certain networks.
We believe key competitive factors affecting our success are the price and performance of our products, evidence of clinical differentiation, support by KOLs, commercial competitiveness, turnaround time and scope and quality of payer contracts. Our Guardant Health Technology Platform has developed strengths across five layers, which we believe form a barrier to entry and a competitive advantage. However, we cannot assure you that we will continue to compete effectively on each of those layers.
Intellectual property
Protection of our intellectual property is fundamental to the long-term success of our business. We seek to ensure that investments made into the development of our technology are protected by relying on a combination of patents, trademarks, copyrights, trade secrets, including know-how, license agreements, confidentiality agreements and procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements and other contractual rights.
Our patent strategy is focused on seeking coverage for our core technology, our Digital Sequencing platform, and specific follow-on applications and implementations for detecting and monitoring cancer or other diseases by determining genetic variations in patient samples. In addition, we file for patent protection on our on-going research and development particularly into early stage cancer detection, including on pattern recognition based, for example, on analyzing our extensive patient blood sample database.
As of June 30, 2018, our patent portfolio included company-owned and in-licensed patents and patent applications, including 17 issued U.S. patents and 41 pending U.S. applications, 11 pending Patent Cooperation Treaty (international) patent applications, and 39 corresponding patents and more than 50 pending patent applications in foreign countries. These patents and applications generally fall into three broad categories:

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applications and patents relating to our Digital Sequencing platform, including claims directed to methods for sequencing cell-free DNA, identifying CNVs, SNVs, indels and fusions in cell-free DNA and techniques for enriching nucleic acid samples;

•	applications and patents relating to detecting and monitoring cancer and other diseases by determining genetic variations in biological samples; and

•	applications and patents relating to early-stage cancer detection.
Issued U.S. patents in our portfolio of company-owned and in-licensed patents and patent applications that relate to various aspects of our current products are expected to expire between 2026 and 2037.
Our proprietary technology is also bolstered by our acquisition of patents and procurement of licenses to technologies developed by third parties. While we developed our Digital Sequencing platform internally, we believe the technologies underlying our licenses from third parties, which relate to improvements to technologies that use next-generation sequencing, are potentially valuable and of possible strategic importance to us or our competitors. Under certain of these agreements, we are obligated to pay royalties ranging from an aggregate of 2.5% to 3.0% of future sales in which the patents are used in the product or service sold and subject to minimum annual royalties or fees in certain agreements.
Our customers and partners recognize us as being a leader in the liquid biopsy field. Thus, just as patent and trade secret protection is essential to protecting our technology, we believe that it is equally as important for us to protect our brand and identity. We have filed for trademark protection in our name, logo and initial products in the United States, including Guardant Health, Guardant360 and GuardantOMNI.
We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.
We also rely on trade secrets, including know-how, unpatented technology and other proprietary information, to strengthen our competitive position. We have determined that certain technologies, such as aspects of our sample preparation methods and some bioinformatic analysis techniques, are better kept as trade secrets. To mitigate the chance of trade secret misappropriation, it is our policy to enter into nondisclosure and confidentiality agreements with parties who have access to trade secrets, such as our employees, collaborators, outside scientific collaborators, consultants, advisors and other third parties. We also enter into invention or patent assignment agreements with our employees and consultants that obligate them to assign to us any inventions they have developed while working for us.
License agreement
In January of 2017, we obtained a field exclusive, worldwide, license from KeyGene N.V., or KeyGene, under certain patent rights related to, among other things, next generation sequencing technologies, to perform activities covered by the issued claims of the licensed patents. Our license from KeyGene is sublicensable only with the written approval of KeyGene.
We paid KeyGene a signing fee and issued KeyGene 141,774 shares of our Series D Preferred Stock in connection with the execution of the license agreement. In October 2017, we paid KeyGene a success fee upon the achievement of a specified milestone. Additionally, we are obligated to pay to KeyGene a low-single digit percentage running royalty on net sales of licensed activities, provided, each year we are subject to a minimum annual royalty. Our minimum annual royalty for the year 2018 is €1,000,000. Such minimum annual royalty increases each year, subject to a cap of €1,750,000. The license agreement specifies that if we challenge the validity or enforceability of a licensed patent and elect not to terminate the license agreement, we will become obligated to pay an increased royalty rate to KeyGene, and our minimum annual royalty will also increase. Additionally, we are obligated to pay KeyGene a percentage of all sublicensing revenue, which percentage is in the mid-twenties.
The term of the license agreement continues until the expiration of the last to expire licensed patent. KeyGene may terminate the license agreement if we challenge the validity or enforceability of a licensed patent. KeyGene may terminate the license agreement for our bankruptcy or insolvency-related events. We may terminate the license agreement for convenience, subject to a termination fee. Either we or KeyGene may terminate the license agreement for the other party’s uncured material breach.
Government regulations
Federal and state laboratory licensing requirements
Under CLIA, a laboratory is any facility that performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of or assessment of health. CLIA requires that a laboratory hold a certificate applicable to the type of laboratory examinations it performs and that it complies with, among other things, standards covering operations, personnel, facilities administration, quality systems and proficiency testing, which are intended to ensure, among other things, that clinical laboratory testing services are accurate, reliable and timely.
To renew our CLIA certificate, we are subject to survey and inspection every two years to assess compliance with program standards. Because we are a CAP accredited laboratory, CMS does not perform this survey and inspection and relies on our CAP survey and inspection. We also may be subject to additional unannounced inspections. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory that is certified as “high complexity” under

CLIA may develop, manufacture, validate and use proprietary tests referred to as laboratory developed tests CLIA requires analytical validation including accuracy, precision, specificity, sensitivity and establishment of a reference range for any LDT used in clinical testing. The regulatory and compliance standards applicable to the testing we perform may change over time and any such changes could have a material effect on our business.
CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements. State laws may require that nonresident laboratories, or out-of-state laboratories, maintain an in-state laboratory license to perform tests on samples from patients who reside in that state. As a condition of state licensure, these state laws may require that laboratory personnel meet certain qualifications, specify certain quality control procedures or facility requirements or prescribe record maintenance requirements. Because our laboratory is located in the state of California, we are required to and do maintain a California state laboratory license. We also maintain licenses to conduct testing in other states where nonresident laboratories are required to obtain state laboratory licenses. We maintain a current license with NYSDOH for our laboratory. Other states in which we operate, including California, Florida, Maryland, Pennsylvania and Rhode Island, require licensing of out-of-state laboratories under certain circumstances. Other states may currently have or adopt similar licensure requirements in the future, which may require us to modify, delay or stop its operations in those states.
Failure to comply with CLIA certification and state clinical laboratory licensure requirements may result in a range of enforcement actions, including certificate or license suspension, limitation, or revocation, directed plan of action, onsite monitoring, civil monetary penalties, criminal sanctions, and revocation of the laboratory’s approval to receive Medicare and Medicaid payment for its services, as well as significant adverse publicity.
CLIA and state laws and regulations, operating together, sometimes limit the ability of laboratories to offer consumer-initiated testing (also known as “direct access testing”). CLIA certified laboratories are permitted to perform testing only upon the order of an “authorized person,” defined as an individual authorized under state law to order tests or receive test results, or both. Many states do not permit persons other than licensed healthcare providers to order tests. Thus, in such states, we are not able to offer direct access testing.
Regulatory framework for medical devices in the United States
Pursuant to its authority under the Federal Food, Drug and Cosmetic Act, or the FDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, in vitro diagnostic devices, or IVDs. The FDA regulates, among other things, the research, design, development, pre-clinical and clinical testing, manufacturing, safety, effectiveness, packaging, labeling, storage, recordkeeping, pre-market clearance or approval, adverse event reporting, marketing, promotion, sales, distribution and import and export of medical devices. Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a PMA. Both the 510(k) clearance and PMA processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees.
Device classification
Under the FDCA, medical devices are classified into one of three classes-Class I, Class II or Class III-depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to a set of FDA regulations, referred to as the General Controls for Medical Devices, which require compliance with the applicable portions of the FDA’s quality system regulation, or QSR, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.
Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time-consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.
The investigational device process
In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an IDE application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.
All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	patients do not enroll in clinical trials at the rate expected;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate expected;

•	patients experience adverse events;

•	patients die during a clinical trial, even though their death may not be related to the products that are part of the trial;

•	device malfunctions occur with unexpected frequency or potential adverse consequences;

•
side effects or device malfunctions of similar products already in the market that change the FDA’s view toward approval of new or similar PMAs or result in the imposition of new requirements or testing;

•	institutional review boards and third-party clinical investigators may delay or reject the trial protocol;

•
third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, investigator agreement, investigational plan, good clinical practices, the IDE regulations or other FDA or IRB requirements;

•	third-party investigators are disqualified by the FDA;

•
we or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans, or otherwise fail to comply with the IDE regulations governing responsibilities, records and reports of sponsors of clinical investigations;

•
third-party clinical investigators have significant financial interests related to us or our study such that the FDA deems the study results unreliable, or the company or investigators fail to disclose such interests;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	changes in government regulations or administrative actions;

•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; or

•	the FDA concludes that our trial designs are unreliable or inadequate to demonstrate safety and efficacy.
The 510(k) clearance process
Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to a PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.
After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.
If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. The de novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class III but which are low to moderate risk. A manufacturer can submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. De novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to FDA.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to determine whether the proposed change requires a new submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing 510(k)-cleared device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite application(s).
The PMA approval process
Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.
Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be shown safe or effective to the FDA’s satisfaction;

•	the data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.
If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.
In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. New PMA applications or PMA supplements may also be required for modifications to any approved diagnostic tests, including modifications to our manufacturing processes, device labeling and device design, based on the findings of post-approval studies.
FDA regulation of laboratory developed tests
Although the FDA regulates medical devices, including IVDs, the FDA has historically exercised its enforcement discretion and not enforced applicable provisions of the FDCA and FDA regulations with respect to LDTs, which are a subset of IVDs that are intended for clinical use and developed, validated and offered within a single laboratory for use only in that laboratory. We currently market our Guardant360 test as an LDT. As a result, we believe our diagnostic services are not currently subject to the FDA’s enforcement of its medical device regulations and the applicable FDCA provisions.
Legislative and administrative proposals addressing oversight of LDTs were introduced in recent years and we expect that new legislative and administrative proposals will be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements for us to continue to offer our LDTs or to develop and introduce new tests as LDTs. For example, in 2014 the FDA issued two draft guidance documents proposing a risk-based framework with respect to applying the FDA’s oversight over LDTs. The Framework Guidance stated that the FDA intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the existing classification of medical devices. Thus, the FDA planned to begin to enforce its medical device requirements, including premarket submission requirements, on LDTs that have historically been marketed without FDA premarket review and oversight. In November 2016, the FDA announced its intention not to finalize the 2014 draft guidance to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution. In January 2017, the FDA issued a discussion paper on possible approaches to the regulation of LDTs.
Research use only devices
Our GuardantOMNI product is currently marketed as a research use only, or RUO, device. A RUO device is one that is not intended for use in a clinical investigation or for clinical diagnostic use outside an investigation and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” Products that are intended for RUO and are properly labeled as RUO are exempt from compliance with the FDA requirements discussed above, including the approval or clearance and QSR requirements. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDCA and is subject to FDA enforcement activities. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use.
EAP (Expedited Access Program)/Breakthrough Devices Program
The EAP program is a voluntary program for certain medical devices that demonstrate the potential to address unmet medical needs for life threatening or irreversibly debilitating diseases or conditions that are subject to premarket submissions. Under the EAP, the FDA works with device sponsors to try to reduce the time and cost from development to marketing decision without changing the FDA’s PMA approval standard of reasonable assurance of safety and effectiveness or any other standards of valid scientific evidence. Components of the program include priority review, more interactive review, senior management involvement, and assignment of a case manager. On January 29, 2018, we received EAP designation for Guardant360, for which we plan to submit our PMA application to the FDA.
Pursuant to the 21st Century Cures Act, the Breakthrough Devices provisions were added to the FDCA. The Breakthrough Devices Program is a voluntary program intended to expedite the review, development, assessment and review of certain medical devices that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human diseases or conditions for which no approved or cleared treatment exists or that offer significant advantages over existing approved or cleared alternatives. The Breakthrough Devices Program supersedes the EAP, and also supersedes the existing priority review program for medical device submissions. The FDA has indicated that all participants previously granted EAP designation will have designation as breakthrough devices, and that no separate action will necessary for sponsors of EAP-designated devices to receive breakthrough device designation for such devices.
Pervasive and continuing FDA regulation
After a device enters commercial distribution, numerous regulatory requirements continue to apply. These include:

•
the FDA’s QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations, unique device identification requirements and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

•	advertising and promotion requirements;

•	restrictions on sale, distribution or use of a device;

•	PMA annual reporting requirements;

•	PMA approval of product modifications, or the potential for new 510(k) clearances for certain modifications to 510(k)-cleared devices;

•
medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•
medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

•	an order of repair, replacement or refund;

•	device tracking requirements; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.
The FDA has broad post-market and regulatory enforcement powers. Medical device manufacturers are subject to unannounced inspections by the FDA and other state, local and foreign regulatory authorities to assess compliance with the QSR and other applicable regulations, and these inspections may include the manufacturing facilities of any suppliers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include sanctions such as: warning letters, fines, injunctions, consent decrees and civil penalties; unanticipated expenditures, repair, replacement, refunds, recall or seizure of our products; operating restrictions, partial suspension or total shutdown of production; the FDA’s refusal of our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products; the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries; and withdrawing 510(k) clearance or premarket approvals that have already been granted and criminal prosecution.
Federal and state fraud and abuse laws
We are subject to federal fraud and abuse laws such as the federal Anti-Kickback Statute, or AKS, the federal prohibition against physician self-referral, or Stark Law, and the federal false claims law, or the False Claims Act, or FCA. We are also subject to similar state and foreign fraud and abuse laws.
The AKS prohibits knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for or to induce such person to refer an individual, or to purchase, lease, order, arrange for, or recommend purchasing, leasing or ordering, any good, facility, item or service that is reimbursable, in whole or in part, under a federal healthcare program.
The Stark Law and similar state laws, including California’s Physician Ownership and Referral Act, generally prohibit, among other things, clinical laboratories and other entities from billing a patient or any governmental or commercial payer for any diagnostic services when the physician ordering the service, or any member of such physician’s immediate family, has a direct or indirect investment interest in or compensation arrangement with us, unless the arrangement meets an exception to the prohibition.
Other federal fraud and abuse laws to which we are subject include but are not limited to the federal civil and criminal false claims laws including the FCA, which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government, and the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies. Under the FCA, private citizens can bring claims on behalf of the government through qui tam actions. We must also operate within the bounds of the fraud and abuse laws of the states in which we do business which may apply to items or services reimbursed by non-governmental third-party payers, including private insurers.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.
HIPAA and HITECH
Under the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, the U.S. Department of Health and Human Services, or HHS, issued regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and requirements for protecting the privacy and security of protected health information, or PHI, used or disclosed by covered entities. Covered entities and business associates are subject to HIPAA and HITECH. Because we are a health care provider that electronically transmits health care information to payers, we are a HIPAA “covered entity.” Our subcontractors that create, receive, maintain or transmit or otherwise process PHI on behalf of us are HIPAA “business associates” and must also comply with HIPAA as a business associate.
HIPAA and HITECH include the privacy and security rules, breach notification requirements and electronic transaction standards.
The privacy rule covers the use and disclosure of PHI by covered entities and business associates. The privacy rule generally prohibits the use or disclosure of PHI except as permitted under the rule. The rule also sets forth individual patient rights, such as the right to access or amend certain records containing his or her PHI, or to request restrictions on the use or disclosure of his or her PHI.
The security rule requires covered entities and business associates to safeguard the confidentiality, integrity, and availability of electronically transmitted or stored PHI by implementing administrative, physical and technical safeguards. Under HITECH’s breach notification rule, a covered entity must notify individuals, the Secretary of the HHS, and in some circumstances, the media of breaches of unsecured PHI.
In addition, we may be subject to state health information privacy and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. California, for example, has enacted the Confidentiality of Medical Information Act, which sets forth standards in addition to HIPAA and HITECH with which all California health care providers like us must abide. State laws may be more stringent, broader in scope or offer greater individual rights with respect to PHI than HIPAA, and state laws may differ from each other, which may complicate compliance efforts.
Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about our privacy practices or an audit by HHS, may be subject to significant civil and criminal fines and penalties and/or additional reporting and oversight obligations if such entities are required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.
U.S. healthcare reform
In the United States, there have been a number of legislative and regulatory changes at the federal and state levels which seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the ACA, became law. This law substantially changed the way health care is financed by both commercial payers and government payers, and significantly impacted our industry. Since 2016 there have been efforts to repeal all or part of the ACA, and the current Presidential Administration and U.S. Congress have taken action to roll certain provisions of the ACA. For example, the Tax Cuts and Jobs Act, among other things, removes penalties for not complying with the ACA’s individual mandate to carry health insurance. The current Presidential Administration and the U.S. Congress may take further action regarding the ACA, including, but not limited to, repeal or replacement. Additionally, all or a portion of the ACA and related subsequent legislation may be modified, repealed or otherwise invalidated through judicial challenge, which could result in lower numbers of insured individuals, reduced coverage for insured individuals and adversely affect our business.
The ACA contained a number of provisions expected to impact our business and operations, some of which in ways we cannot currently predict, including those governing enrollment in state and federal health care programs, reimbursement changes and fraud and abuse, which will impact existing state and federal health care programs and will result in the development of new programs. For instance, the ACA required each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices, and began to apply to sales of taxable medical devices after December 31, 2012. Through a series of legislative amendments, the tax was suspended for 2016 through 2019. Absent further legislative action, the device excise tax will be reinstated on medical device sales starting January 1, 2020.
The taxes imposed by the ACA and the expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us and lower reimbursement by payers for our tests, any of which may have a material adverse impact on our business, financial condition, results of operations or cash flows.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional Congressional action is taken.
We anticipate there will continue to be proposals by legislators at both the federal and state levels, regulators and commercial payers to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our tests, the coverage of or the amounts of reimbursement available for our tests from payers, including commercial payers and government payers.
Employees
As of June 30, 2018, we had 348 full-time employees, with 313 in technology, research and development, business development and laboratory and commercial operations, and 35 in general and administrative functions. Of these full-time employees, 73 work remotely and the remainder work in our headquarters in Redwood City, California. None of our employees is represented by a labor union with respect to his or her employment with us. We consider our relationship with our employees to be good.
Research and development
We have invested $10.9 million and $25.6 million in research and development for the years ended December 31, 2016 and 2017, respectively, and $10.2 million and $19.8 million for the six months ended June 30, 2017 and 2018, respectively.
Facilities
In May 2015, we began a lease of our current headquarters in Redwood City. The current lease now includes approximately 114,000 square feet of space and continues through December 31, 2025. Our CLIA-certified laboratory is located in these facilities. We believe that such facilities meet our current and future anticipated needs.
Legal proceedings
In November 2017, we filed separate lawsuits against Personal Genome Diagnostics, Inc. and Foundation Medicine, Inc. in the United States District Court for the District of Delaware, alleging that each has infringed a patent relating to our Digital Sequencing technology. We subsequently amended our original complaints in each case to assert infringement of three additional patents relating to our Digital Sequencing technology. In each lawsuit, we are seeking compensatory damages, injunctive relief and attorneys’ fees. Personal Genome Diagnostics and Foundation Medicine have asserted counterclaims of patent invalidity and non-infringement. In March 2018, Personal Genome Diagnostics, Inc. filed two petitions for post-grant review with the PTAB, challenging the patentability of two of the asserted patents. Prior to reaching a decision on the merits, the post-grant review petitions were dismissed with prejudice in July 2018.
We may be subject to other legal proceedings and claims in the ordinary course of business. We have received, and may from time to time, receive letters from third parties alleging patent infringement, violation of employment practices and trademark infringement. To date, there is no other existing material litigation to note, however, we may participate in future litigation to defend ourselves. We cannot predict the results of any such disputes, and despite the potential outcomes, the existence thereof may have an adverse material impact on us because of diversion of management time and attention as well as the financial costs related to resolving such disputes.

Management
Executive officers and directors and director nominees
The following table sets forth information regarding our executive officers and directors and director nominees, as of August 1, 2018:

Name	Age	Position(s)
Executive Officers
Helmy Eltoukhy, PhD	39	Chief Executive Officer and Director
AmirAli Talasaz, PhD	39	President, Chief Operating Officer and Chairman of the Board
Derek Bertocci	64	Chief Financial Officer
Richard Lanman, MD	63	Chief Medical Officer
Michael Wiley	43	Chief Legal Officer
Leena Das-Young, PharmD	57	Chief LUNAR Officer and General Manager

Non-Employee Directors and Director Nominee
Ian Clark(1)(2)	58	Director
Aaref Hilaly(2)	47	Director
Samir Kaul(1)(3)	44	Director
Stanley Meresman(1)(3)	71	Director
Dipchand Nishar(2)	49	Director Nominee

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.
Executive officers
Helmy Eltoukhy, Ph.D. is our co-founder and has served as our Chief Executive Officer since January 2013. Prior to founding our company, Dr. Eltoukhy held various positions at Illumina, Inc., or Illumina, from August 2008 to December 2012, including Senior Director of Advanced Technology Research, where he developed novel chemistries, hardware and informatics for genetic analysis systems. In June 2007, he co-founded Avantome Inc. to commercialize semiconductor sequencing to help speed up the democratization of high throughput DNA sequencing and served as Chief Executive Officer until its acquisition by Illumina in August 2008. He joined the Stanford Genome Technology Center, or SGTC, as a post-doctoral fellow in 2006 to work on low-cost DNA sequencing technologies. During his doctoral studies and at the SGTC, he developed the first semiconductor sequencing platform and first base-calling algorithm for next-generation sequencing under several National Human Genome Research Institute grants. He received his Ph.D., M.S. and B.S. degrees in electrical engineering from Stanford University. We believe that Dr. Eltoukhy is qualified to serve as a member of our board of directors due to his extensive knowledge of our company as co-founder and Chief Executive Officer and his experience in the life sciences and biotechnology industries.
AmirAli Talasaz, Ph.D. is our co-founder and chairman of our board of directors and has served as our President and Chief Operating Officer since January 2013. Prior to founding our company, Dr. Talasaz held various positions at Illumina, including Senior Director of Diagnostics Research from October 2011 to June 2012, where he led the efforts for emerging clinical applications of next-generation genomic analysis. During that time, he developed different genomic technologies suitable for clinical applications. In March 2008, he founded Auriphex Biosciences, Inc., which focused on purification and genetic analysis of circulating tumor cells for cancer management. The technology was acquired by lllumina in 2009. During his academic years, he led the Technology Development group at SGTC. He received his Ph.D. degree in electrical engineering, M.S. degree in electrical engineering and M.S. degree in management science and engineering from Stanford University. We believe that Dr. Talasaz is qualified to serve as chairman of our board of directors due to his extensive knowledge of our company as co-founder and President and Chief Operating Officer and his knowledge of the life sciences and biotechnology industries.
Derek Bertocci has served as our Chief Financial Officer since July 2016. Prior to joining us, Mr. Bertocci served as Senior Vice President and Chief Financial Officer of Achaogen Inc. from February 2014 to December 2015. Prior to that, Mr. Bertocci was Senior Vice President and Chief Financial Officer of Accuray Incorporated, a publicly traded radiation oncology company, from January 2009 to September 2013. From October 2006 through December 2008, Mr. Bertocci served as the Chief Financial Officer of BioForm Medical, Inc., a publicly traded medical aesthetics company. From June 2005 to July 2006, he was Chief Financial Officer of Laserscope, a publicly traded provider of lasers and fiber optic devices for urology and aesthetic surgery. Prior to that, Mr. Bertocci spent a number of years in various roles at VISX Incorporated, a publicly traded provider of systems for laser vision correction surgery, including as Chief Financial Officer from March 2004 to May 2005 and Vice President and Controller from 1998 to March 2004. Mr. Bertocci holds a B.A. degree from Stanford University and an M.B.A. degree from the University of Southern California. Mr. Bertocci is also a Certified Public Accountant (inactive).
Richard Lanman, M.D. has served as our Chief Medical Officer since September 2014. Prior to joining us, Dr. Lanman served as Chief Medical Officer of Veracyte, Inc. from July 2008 to September 2014, where he managed collaborations with academic and community-based physician thought leaders and led studies and publications resulting in broad managed care coverage for the Afirma thyroid cancer test. Prior to that, he served as Chief Medical Officer of diaDexus, Inc. from April 2005 to July 2008 and of Atherotech, Inc. from November 2000 to March 2005. Prior to Atherotech, Inc., Dr. Lanman was the Medical Director and Senior Vice President of San Jose Medical Group from October 1993 to April 1995 and the Chief of Quality at Kaiser Permanente from July 1985 to September 1993. Dr. Lanman received his M.D. degree from Northwestern University and a B.S. degree in chemistry from Stanford University.
Michael Wiley has served as our Chief Legal Officer since July 2016. He previously served as our President from July 2012 to January 2013 and as our Chief Financial Officer from January 2013 to July 2016. Prior to joining our company, Mr. Wiley served as Vice President of Finance and Legal of Voyage Medical Inc., a medical device company, from August 2008 to April 2009 and then as Chief Financial Officer from April 2009 to July 2012. Prior to that, he was Vice President of Finance at Microchip Biotechnologies, Inc. from May 2006 to August 2008. Earlier in his career, he was a corporate attorney at Venture Law Group and acted as in-house associate counsel for Novell, Inc., where he focused on intellectual property and employment issues. He also worked for KPMG LLP as a tax accountant. Mr. Wiley received a J.D. degree from the J. Reuben Clark Law School at Brigham Young University and a B.S. degree in accounting from Brigham Young University.
Leena Das-Young, Pharm.D. has served as our Chief LUNAR Officer and General Manager since June 2018. Prior to joining us, she served as Vice President and Head of Late Phase Development for various Pfizer Inc., or Pfizer, oncology departments from November 2013 to June 2018, where she oversaw a portfolio of oncology drugs for solid tumors and hematologic malignancies. She also served as a senior commercial leader from November 2008 to June 2010, and as a U.S. commercial leader from June 2003 to October 2008, where she oversaw the commercial development, marketing and launch of oncology products. Before her work at Pfizer, she served as the Vice President of Marketing at Eximias Pharmaceutical Corporation from November 2001 to May 2003. She received her B.S. degree in pharmacy and Pharm.D. degree from Purdue University.
Non-employee directors and director nominee
Ian Clark has served as a member of our board of directors since December 2016, and following this offering will serve as our lead independent director. Mr. Clark currently serves on the boards of directors of Corvus Pharmaceuticals, Inc., Shire Pharmaceuticals, Inc. and other privately-held companies, including Forty Seven, Inc. He is also a member of Forty Seven, Inc.’s audit committee, and he served on the board of directors and audit committee of Kite Pharma, Inc. from January 2017 to October 2017. He served as Chief Executive Officer of Genentech Inc., or Genentech, from January 2010 to December 2016. Prior to that, he was the Executive Vice President and Chief Marketing Officer of the Roche Group, or Roche, from April 2009 to December 2009. Prior to his time at Roche, Mr. Clark held several senior management positions at Genentech from January 2003 to March 2009, including Head of Global Product Strategy, Chief Marketing Officer, Senior Vice President, General Manager of BioOncology and Executive Vice President, Commercial Operations. Before joining Genentech, Mr. Clark spent 23 years in the biopharmaceutical industry in senior roles at Novartis International AG, Ivax Pharmaceuticals, Inc. and Sanofi S.A. in the United Kingdom, France and Eastern Europe. He started his career at G.D. Searle, LLC, a subsidiary of Monsanto Corporation, holding positions in sales and marketing. Mr. Clark received a B.S. degree in Biology from South Hampton University. We believe that Mr. Clark is qualified to serve as a member of our board of directors due to his vast experience in the biopharmaceutical industry, combined with his experience serving on the boards of directors of multiple public and private companies.
Aaref Hilaly has served as a member of our board of directors since April 2015. Mr. Hilaly joined Sequoia Capital, a venture capital firm, in April 2012 and served as a Managing Member of Sequoia Capital Operations, LLC from January 2015 to June 2018. He currently serves on the board of directors of MobileIron, Inc. and a number of privately-held companies, including Clari, Inc. and ThousandEyes, Inc. Prior to joining Sequoia Capital, Mr. Hilaly served as Vice President, Engineering at Symantec Corp. from June 2011 to April 2012. He was the Chief Executive Officer of Clearwell Systems, Inc., or Clearwell, a provider of analytics software for electronic discovery, from April 2005 until Clearwell’s acquisition by Symantec in June 2011. Prior to that, Mr. Hilaly was the founder and Chief Executive Officer of CenterRun, Inc., a pioneer in datacenter automation, which was acquired by Sun Microsystems, Inc. Mr. Hilaly holds an M.B.A. degree from Harvard Business School, an M.A. degree in Economics from McGill University and a B.A. degree from Oxford University. We believe that Mr. Hilaly is qualified to serve as a member of our board of directors due to his business experience in technology companies and his experience serving the boards of both public and private companies.
Samir Kaul has served as a member of our board of directors since April 2014. Mr. Kaul has been a General Partner at Khosla Ventures, a venture capital firm focusing on technology investing, since February 2006 and currently serves on the boards of directors of several private companies. He also served as a member of the board of directors of Gevo, Inc. from March 2013 to May 2014 and Amyris, Inc. from May 2006 to May 2012. Previously, Mr. Kaul was a member of Flagship Pioneering Inc., a venture capital firm, from June 2002 to May 2006. Prior to that, Mr. Kaul worked at the Institute for Genomic Research. Mr. Kaul holds a B.S. degree in Biology from the University of Michigan, an M.S. degree in Biochemistry from the University of Maryland and an M.B.A. degree from Harvard Business School. We believe that Mr. Kaul is qualified to serve as a member of our board of directors due to his wide-ranging experience in technology companies and insight in the management of startup companies and the building of companies from early stage to commercial scale.
Stanley Meresman has served as a member of our board of directors since May 2018. During the last ten years, Mr. Meresman has served on the boards of directors of various public and private companies, including service as chair of the audit committee for some of these companies. He currently serves on the board of directors, and as chair of the audit committee, of Palo Alto Networks, Inc. and Snap, Inc. Previously, he served as a member of the board of directors, and chair of the audit committee, of LinkedIn Corporation from October 2010 to December 2016, Zynga Inc. from June 2011 to June 2015, Meru Networks, Inc. from September 2010 to May 2013, and Riverbed Technology, Inc. from March 2005 to May 2012. From January 2004 to December 2004, Mr. Meresman was a Venture Partner with Technology Crossover Ventures, a private equity firm, and was General Partner and Chief Operating Officer of Technology Crossover Ventures from November 2001 to December 2003. During the four years before joining Technology Crossover Ventures, he was a private investor and board member and adviser to several technology companies. From May 1989 to May 1997, Mr. Meresman served as the Senior Vice President and Chief Financial Officer of Silicon Graphics, Inc. Mr. Meresman holds a B.S. degree in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. degree from the Stanford Graduate School of Business. We believe that Mr. Meresman is qualified to serve as a member of our board of directors due to his financial expertise and years of strategic and management experience in the technology industry.
Dipchand Nishar is expected to serve as a member of our board of directors following this offering. Mr. Nishar has served as a Senior Managing Partner of SoftBank Investment Advisers (US) Inc. since June 2015 and as a member of the board of directors of TripAdvisor, Inc. since September 2013, in addition to currently serving on the boards of directors of several private companies. Previously, he served on the OPower, Inc. board of directors from August 2013 to June 2016. He served as Vice President, Products at LinkedIn Corporation from January 2009 to May 2011 and as Senior Vice President from May 2011 to October 2014. Prior to that, Mr. Nishar served in several roles, including as the senior director of products for the Asia-Pacific region at Google Inc. from August 2003 to January 2009. Mr. Nishar holds an M.B.A. degree from Harvard Business School, an M.S. degree in Electrical Engineering from the University of Illinois, Urbana-Champaign, and a B. Tech degree from the Indian Institute of Technology. We believe that Mr. Nishar is qualified to serve as a member of our board of directors due to his experience as a public company executive and his knowledge of the technology industry.
Family relationships
There are no family relationships among any of our directors or executive officers.
Board composition
The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors currently consists of six directors. The members of our board of directors were elected in compliance with the provisions of our amended and restated certificate of incorporation and a voting agreement among certain of our stockholders. The voting agreement will terminate upon the completion of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.
In accordance with our amended and restated certificate of incorporation that will go into effect upon the completion of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Hilaly and Mr. Meresman, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Mr. Clark, Mr. Kaul and Mr. Nishar, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Dr. Eltoukhy and Dr. Talasaz, and their terms will be expire at our third annual meeting of stockholders following this offering.
Our amended and restated certificate of incorporation and amended and restated bylaws that will go into effect upon the completion of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.
Director independence
Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Select Market, or Nasdaq. Under the listing requirements and rules of Nasdaq, independent directors must compose a majority of a listed company’s board of directors within 12 months after its initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions and phase in periods following its initial public offering, each member of a listed company’s audit and compensation, nominating and governance committee be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, or Rule 10A-3. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of our audit committee, our board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than Dr. Eltoukhy and Dr. Talasaz, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the listing requirements and rules of Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.
Our board of directors also determined that Mr. Meresman, Mr. Clark and Mr. Kaul, the members of our audit committee upon the completion of this offering, satisfy the independence standards for the audit committee established by applicable rules of the SEC, and the listing standards of Nasdaq and Rule 10A-3.
Our board of directors has determined that Mr. Clark, Mr. Hilaly and Mr. Nishar, the members of our compensation committee upon the completion of this offering, will be “non-employee directors” as that term is defined in Rule 16b-3 under the Exchange Act.
Each member of the nominating and corporate governance committee is independent within the meaning of the applicable Nasdaq listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his independent judgment.
Lead independent director
Our board of directors adopted corporate governance guidelines which provide that one of our independent directors should serve as our lead independent director at any time when a member of our management serves as the chairman of our board of directors or if the chairman is not otherwise independent. Because Dr. Talasaz is our chairman and is not an “independent director” as defined in the listing standards of Nasdaq, our board of directors has appointed Mr. Clark to serve as our lead independent director. As lead independent director, Mr. Clark will preside over periodic meetings of our independent directors, serve as a liason between our chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.
Board committees
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit committee
Upon the closing of this offering, our audit committee will consist of Mr. Meresman , Mr. Clark and Mr. Kaul. The chair of our audit committee will be Mr. Meresman, and our board of directors has determined that Mr. Meresman is an “audit committee financial expert” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the listing standards of Nasdaq . Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their experience in the corporate finance sector.

The responsibilities of our audit committee include:

•	appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.
Compensation committee
Upon the closing of this offering, our compensation committee will consist of Mr. Clark, Mr. Hilaly and Mr. Nishar. The chair of our compensation committee will be Mr. Clark.
The responsibilities of our compensation committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our chief executive officer and our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting independent compensation consultants and advisers and assessing whether there are any conflicts of interest with any of the committees compensation advisers; and

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.
Nominating and corporate governance committee
Upon the closing of this offering, our nominating and corporate governance committee will consist of Mr. Kaul and Mr. Meresman. The chair of our nominating and corporate governance committee will be Mr. Kaul.
The responsibilities of our nominating and corporate governance committee include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing a periodic evaluation of the board.
Role of the board in risk oversight
The audit committee of the board of directors is primarily responsible for overseeing our risk management processes on behalf of the board of directors. Going forward, we expect that the audit committee will receive reports from management on at least a quarterly basis regarding our assessment of risks. In addition, the audit committee reports regularly to the board of directors, which also considers our risk profile. The audit committee and the board of directors focus on the most significant risks we face and our general risk management strategies. While the board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of the board of directors in its oversight of its business and affairs, supports this approach.
Risk considerations in our compensation program
We intend to conduct assessments of our compensation policies and practices for our employees to determine whether those policies and practices are reasonably likely to have a material adverse effect on us.
Code of business conduct and ethics
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.guardanthealth.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.
Compensation committee interlocks and insider participation
None of the members of our compensation committee has ever been our officer or employee. None of our executive officers serves, or has served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.
Director compensation
The following table contains information concerning the compensation received by our non-employee directors not affiliated with Sequoia Capital or Khosla Ventures during the year ended December 31, 2017. Our directors affiliated with Sequoia Capital and Khosla Ventures in 2017 were not eligible to receive compensation for service on our board of directors. Directors who are also employees do not receive cash or equity compensation for service on our board of directors (in addition to the compensation payable for their service as our employees).

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Ian Clark	30,000	480,633	510,633

(1)
Amounts reflect the full grant-date fair value of stock options granted during 2017 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock options made to our directors in Note 11 to our audited financial statements included elsewhere in this prospectus. As of December 31, 2017, Mr. Clark held outstanding stock options covering 210,000 shares of our common stock.

Director letter agreements
We have entered into letter agreements with our non-employee directors who are not affiliated with certain of our investors, Ian Clark and Stanley Meresman. The following is a summary of the material terms of these letter agreements, which we amended and restated to be effective upon the completion of this offering.

Ian Clark
Under the terms of his amended and restated letter agreement, Mr. Clark serves as a member of our board of directors. Prior to its amendment and restatement, Mr. Clark was entitled to an annual cash retainer of $30,000, payable in equal quarterly installments, as well as reimbursements for reasonable documented expenses related to his service on the board of directors, provided such expenses were in accordance with our policies.
The amended and restated letter agreement provides that the stock options granted to Mr. Clark on May 31, 2017 and November 30, 2017, covering 175,000 and 35,000 shares of our common stock, respectively, with exercise prices equal to the fair market value of our common stock on the applicable dates of grant, will remain outstanding and continue to vest, subject to continued service, pursuant to the terms of the applicable option grant notices and agreements between Mr. Clark and us (which provide that each option vests with respect to 1/48 th of the total shares subject thereto on each monthly anniversary of the date Mr. Clark commenced service on the board of directors). In addition, in the event of a “change in control” (as defined in the 2018 Plan), each option will vest in full as of immediately prior to such change in control.
Stanley Meresman
Under the terms of his amended and restated letter agreement, Mr. Meresman serves as a member of the board of directors.
The amended and restated letter agreement provides that the stock option granted to Mr. Meresman on May 10, 2018, covering 321,000 shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of grant, will remain outstanding and continue to vest, subject to continued service, pursuant to the terms of the option grant notice and agreement between Mr. Meresman and us (which provides that the option vests with respect to 1/48 th of the total shares subject thereto on each monthly anniversary of the date Mr. Meresman commenced service on the board of directors). In addition, in the event of a “change in control” (as defined in the 2018 Plan), the option will vest in full as of immediately prior to the change in control.
We also expect Messrs. Clark and Meresman to be eligible to participate in the Non-Employee Director Compensation Program, which we intent to adopt in connection with this offering. The terms of the Non-Employee Director Compensation Program are described below, under the heading “ — Post-IPO director compensation program.”
Post-IPO director compensation program
In connection with this offering, we intend to implement a compensation program for our non-employee directors that we expect will consist of a combination of cash annual retainer fees and long-term equity-based compensation. Our board of directors is still in the process of developing, approving and implementing this program.

Executive compensation
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary compensation table” below. In 2017, our “named executive officers” and their positions were as follows:

•	Helmy Eltoukhy, Chief Executive Officer;

•	AmirAli Talasaz, President and Chief Operating Officer; and

•	Michael Wiley, Chief Legal Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
Summary compensation table
The following table sets forth information concerning the compensation that was awarded to, earned by or paid to our named executive officers for services rendered during the year ended December 31, 2017.

Name and Principal	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Helmy Eltoukhy Chief Executive Officer	460,000	3,459,658	215,050	1,405	4,136,113
AmirAli Talasaz President and Chief Operating Officer	460,000	3,459,658	215,050	1,405	4,136,113
Michael Wiley Chief Legal Officer	384,000	425,748	179,520	1,461	990,729

(1)
In accordance with SEC rules, amounts in this column reflect the aggregate grant-date fair value of stock options granted during 2017 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock options made to executive officers in Note 11 to our audited financial statements included elsewhere in this prospectus.

(2)	Amounts in this column represent actual annual bonuses earned in 2017 under our annual bonus program based on the achievement of pre-determined Company performance goals.
Narrative to summary compensation table
Annual base salaries
Each named executive officer receives an annual base salary to compensate the executive for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

In June 2017, our board of directors and stockholders approved base salary increases for Drs. Eltoukhy and Talasaz and Mr. Wiley, retroactive to January 2017, of 86%, 86% and 55%, respectively. These changes were made based on recommendations outlined in a peer compensation report conducted by the independent compensation consultant retained by our management team, Compensia, and the 2017 salaries for Drs. Eltoukhy and Talasaz were intended to target the 20th percentile of the salaries in the peer group. Companies in the peer group included those in the biotechnology, healthcare diagnostics or life sciences industries with comparable revenues and market capitalization to our company. The base salaries payable to Drs. Eltoukhy and Talasaz increased by $20,000, effective January 1, 2018 and will increase by an additional $20,000, effective January 1, 2019. The 2017 and 2018 base salaries payable to each of our named executive officers are reflected in the following table:

Name and Title	2017 Base Salary ($)	2018 Base Salary ($)
Helmy Eltoukhy Chief Executive Officer	460,000	480,000
AmirAli Talasaz President and Chief Operating Officer	460,000	480,000
Michael Wiley Chief Legal Officer	384,000	384,000

2017 annual bonuses
Historically, we have awarded annual cash bonuses to certain of our employees, including to our named executive officers. Annual bonuses generally are designed to incentivize our named executive officers to attain Company and/or individual performance goals for the applicable year. Our board of directors determines the level of achievement of the performance goals for each year.
In 2017, each named executive officer had an annual bonus opportunity targeted at 50% of his respective base salary. For each of our named executive officers, his annual bonus opportunity was based entirely on the achievement of corporate performance goals. The relevant corporate goals, and their applicable weightings, were as follows:

Performance Criteria	Weighting
Achieve board-approved financial plan	50%
Achieve Medicare coverage milestone	20%
Hire high-level LUNAR lead and achieve LUNAR performance milestones	20%
Add audit committee chair to board of directors	10%

In 2017, we achieved the board-approved financial plan, and partially achieved the remaining goals. Therefore, our board of directors determined that the corporate performance goals were attained at a level of 93.5%. The annual cash bonuses actually earned by each named executive officer for 2017 performance are set forth in the following table, and also are set forth above in the Summary Compensation Table above in the column entitled “Non-Equity Incentive Plan Compensation.”

Name and Title	2017 Bonus ($)
Helmy Eltoukhy Chief Executive Officer	215,050
AmirAli Talasaz President and Chief Operating Officer	215,050
Michael Wiley Chief Legal Officer	179,520

Equity compensation
We currently maintain the Amended and Restated 2012 Stock Plan, or the 2012 Plan, in order to provide additional incentives for our employees, directors and consultants and to enable us to attract and retain the services of these individuals, which is essential to our long term success. The 2012 Plan provides for the grant of stock options and stock purchase rights. Prior to the date of this offering, our board of directors has been responsible for approving equity-based awards.
We historically have used stock options as the primary incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, which generally is set at the fair market value of our common stock as of the applicable grant date.
On July 7, 2017, our board of directors approved the grant to Drs. Eltoukhy and Talasaz and Mr. Wiley of stock options covering a number of shares of our common stock as set forth in the table below. Each stock option has a per-share exercise price of $3.08, which our board of directors determined was the fair market value of our common stock on the grant date. The options were granted pursuant to the 2012 Plan and vest in substantially equal monthly installments over a four-year period starting from the vesting commencement date of April 23, 2017, subject to the executive’s continued service. In the event that the applicable named executive officer is terminated by the Company without cause within six months following a change in control, the executive’s option will vest in full.
The following table sets forth the stock options granted to our named executive officers in the 2017 fiscal year.

Named Executive Officer	Number of Shares Subject to Options Granted in 2017
Helmy Eltoukhy	1,625,214
AmirAli Talasaz	1,625,214
Michael Wiley	200,000

We intend to adopt a 2018 Incentive Award Plan, or the 2018 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2018 Plan will be effective on the date on which it is adopted by our board of directors, subject to approval by our stockholders. Upon the effectiveness of the 2018 Plan, no further grants will be made under the 2012 Plan. For additional information about the 2012 Plan and the 2018 Plan, please see the section titled “—Equity incentive plans” below.
Other elements of compensation
Retirement plans
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code, and our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We did not make any matching contributions under our 401(k) plan in 2017.

Employee benefits and perquisites
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	short-term and long-term disability insurance; and

•	life and accidental death and dismemberment insurance.
We also provide supplemental short-term disability coverage to our named executive officers in addition to the short-term disability coverage provided to our full-time employees generally.
We believe the perquisites and benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
No tax gross-ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.
Outstanding equity awards at fiscal year-end
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2017.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Helmy Eltoukhy	7/14/2017(1)	270,869	1,354,345	$3.08	7/13/2022
AmirAli Talasaz	7/14/2017(1)	270,869	1,354,345	$3.08	7/13/2022
Michael Wiley	2/7/2014(2)	61,666	3,334	$0.24	2/6/2024
	7/14/2017(1)	33,333	166,667	$3.08	7/13/2027

(1)
1/48th of the shares subject to the option will vest on each monthly anniversary of the vesting commencement date (April 23, 2017), subject to the executive’s continued service. In addition, the options granted to Drs. Eltoukhy and Talasaz and Mr. Wiley will vest in full upon the applicable executive’s termination without cause within six months following a change in control.

(2)
This option vests in substantially equal monthly installments on each monthly anniversary of the vesting commencement date (February 7, 2014), subject to Mr. Wiley’s continued service. In addition, the options will vest in full upon Mr. Wiley’s termination without cause within six months following a change in control.

Severance and change in control arrangements
During 2017 and until the adoption of our Executive Severance Plan in September 2018, the following severance arrangements were in place with our named executive officers. Each stock option held by our named executive officers would vest in full in the event that such named executive officer was terminated within six months following a change in control. In addition, we are party to an employment offer letter with Mr. Wiley that provided that if Mr. Wiley’s employment was terminated by us without cause (as defined in the 2012 Plan), we would provide him with a severance compensation arrangement for a period of three months, as mutually agreed to between Mr. Wiley and us in good faith.
These arrangements are superseded by our Executive Severance Plan, which is described below.
Executive Severance Plan

In September 2018, our board of directors adopted the Guardant Health, Inc. Executive Severance Plan, or the Severance Plan. The Severance Plan provides for the payment of certain severance and other benefits to participants according to their participant tier in the event of a qualifying termination of employment with us. Each of our named executive officers is designated as a “Tier 1” participant.
Under the Severance Plan, in the event of a termination of a participant’s employment by us without “cause” or by the participant for “good reason,” in either case, outside the change in control context, the participant will be eligible to receive the following benefits:

•	“Tier 1” participants:

◦	a lump-sum cash payment equal to 100% of the participant’s then-current annual base salary; and

◦	company-paid COBRA premium payments for the participant and his or her covered dependents for up to 12 months.

•	“Tier 2” and “Tier 3” participants:

◦	a lump-sum cash payment equal to 50% of the participant’s then-current annual base salary; and

◦	company-paid COBRA premium payments for the participant and his or her covered dependents for up to 6 months.
In the event of a termination of a participant’s employment without “cause” or by the participant for “good reason,” in either case, within the period beginning three months prior to a “change in control” (as defined in the 2018 Plan) and ending on the one-year anniversary of such change in control, the participant will be eligible to receive:

•	“Tier 1” participants:

◦
a lump sum cash payment equal to the sum of (a) 150% of the participant’s then-current annual base salary and (b) 100% of the participant’s target cash performance bonus, if any, for the year in which the qualifying termination occurs;

◦	accelerated vesting of all equity awards which vest based solely on the participant’s continued service with us or the passage of time; and

◦	company-paid COBRA premium payments for the participant and his or her covered dependents for up to 18 months.

•	“Tier 2” and “Tier 3” participants:

◦
a lump sum cash payment equal to 100% (75% for “Tier 3” participants) of the sum of participant’s then-current annual base salary and target cash performance bonus, if any, for the year in which the qualifying termination occurs;

◦	accelerated vesting of all equity awards which vest based solely on the participant’s continued service with us or the passage of time; and

◦	company-paid COBRA premium payments for the participant and his or her covered dependents for up to 12 months (nine months for “Tier 3” participants).
Any participant’s right to receive the severance payments and benefits described above is subject to his or her delivery and, as applicable, non-revocation of a general release of claims in our favor, and his or her continued compliance with any applicable restrictive covenants.
In addition, in the event that any payment under the Severance Plan, together with any other amounts paid to the participant by us, would subject such participant to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the extent that such reduction would produce a better net after-tax result for the participant.

For purposes of the Severance Plan, “cause” generally means the occurrence of any one or more of the following events (unless, to the extent capable of correction, the participant fully corrects the circumstances constituting cause within 15 days after written notice thereof): (i) the participant’s willful failure to substantially perform his or her duties (other than such failure resulting from the participant’s incapacity due to physical or mental illness or any such actual or anticipated failure after his or her issuance of a notice of termination for “good reason”), after a written demand for performance is delivered to the participant by our compensation committee; (ii) the participant’s commission of an act of fraud or material dishonesty resulting in reputational, economic or financial injury to us; (iii) the participant’s material misappropriation or embezzlement of our property or the property of any of our affiliates; (iv) the participant’s commission of (including entry of a guilty or no contest plea to) a felony (other than a traffic violation) or other crime involving moral turpitude; (v) the participant’s willful misconduct or gross negligence with respect to any material aspect of our business or a material breach by the participant of his or her fiduciary duty to us, which willful misconduct, gross negligence or material breach has a material and demonstrable adverse effect on us; or (vi) the participant’s material breach of his or her obligations to us under a written agreement with us.
For purposes of the Severance Plan, “good reason” generally means the occurrence of any one or more of the following without the participant’s prior written consent unless we fully correct the circumstances constituting good reason (provided such circumstances are capable of correction): (i) a material diminution in the participant’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, excluding for this purpose any isolated, insubstantial or inadvertent actions not taken in bad faith and which are remedied by us promptly after receipt of notice thereof given by the participant; (ii) the material reduction by us of participant’s then-current annual base salary, other than as a result of a proportionate, across-the-board reduction of base compensation payable to similarly situated employees; or (iii) a material change in the geographic location at which the participant performs his or her principal duties for us to a new location that is more than 30 miles from the location at which the participant performs his or her principal duties for us as of the date on which he or she first becomes a participant in the Severance Plan.
Equity incentive plans
The following summarizes the material terms of the 2012 Plan, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees, and the 2018 Plan.
Amended and Restated 2012 Stock Plan
Our board of directors adopted and our stockholders approved the 2012 Plan on June 12, 2012. The 2012 Plan was amended to increase the number of shares available under the 2012 Plan on April 17, 2013, April 11, 2014, July 13, 2015, December 17, 2015, and April 28, 2017, respectively.
Administration. Our board of directors or a duly authorized committee of our board of directors, referred to in either case as the “plan administrator,” administers the 2012 Plan. Subject to the terms of the 2012 Plan, the plan administrator has authority to, among other things, select individuals who are eligible to receive awards under the 2012 Plan, grant awards under the 2012 Plan, determine the number of shares subject to each award, determine the terms and conditions of each award, implement a repricing program for stock options granted under the 2012 Plan and interpret the terms of the 2012 Plan.
Authorized shares. The maximum number of shares of our common stock that may be issued under the 2012 Plan is 14,023,668. As of the effective date of the 2018 Plan, no additional awards will be granted under the 2012 Plan. Shares issued under the 2012 Plan may be authorized, but unissued, or reacquired common stock. If an award expires, is surrendered, or becomes unexercisable for any reason without having been exercised in full, the unpurchased shares that were subject to such award may, to the extent of such expiration or non-exercisability, be used again for new awards under the 2012 Plan. Additionally, any shares retained by us upon exercise of an award in satisfaction of the exercise or purchase price for such award, or any withholding taxes due with respect to such exercise, will be treated as not issued and will remain available to be used again for new awards under the 2012 Plan. Shares issued under the 2012 Plan and later repurchased by us pursuant to any repurchase right we may have will not be available for future grant under the 2012 Plan.

Eligibility; Awards. The 2012 Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock to our and our affiliates’ employees and consultants, including our directors. Incentive stock options, or ISOs, may be granted only to our employees.

•
Stock options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to nonqualified stock options, or NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option generally may not be less than 85% of the fair market value of the underlying share on the date of grant (or 100% in the case of ISOs and 110% in the case of options granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service or performance conditions.

•
Stock purchase rights. Stock purchase rights are awards to purchase our common stock at a price that generally is not less than 85% of the fair market value of the underlying stock on the date of grant (or 100% in the case of stock purchase rights awarded to certain significant stockholders) that remain subject to a repurchase option that lapses as determined by the plan administrator.

Corporate transactions. The 2012 Plan provides that, in the event of certain specified “corporate transactions” (as such term is defined below), each outstanding award may be assumed or substituted by the successor corporation, or a parent or subsidiary thereof. In the event that such successor corporation does not agree to assume or substitute any award, such award will terminate upon the consummation of the transaction.
Under the 2012 Plan, “corporate transaction” generally means a sale of all or substantially all of the Company’s assets, or a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, or the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of the Company.
Transferability and participant payments. A participant may not transfer awards under the 2012 Plan other than by will, the laws of descent and distribution, with respect to certain awards pursuant to a domestic relations order to “immediate family members” (as defined in the 2012 Plan), or as otherwise provided in the 2012 Plan. With regard to exercise price obligations arising in connection with awards under the 2012 Plan, the plan administrator may, in its discretion, accept cash or check, a promissory note, cancellation of indebtedness, shares, cashless exercise, or any combination of the foregoing. With regard to tax withholding obligations arising in connection with awards under the 2012 Plan, the administrator may, in its discretion, allow the employee to satisfy such tax obligations (i) from his or her next payroll payment otherwise payable after the date of exercise or (ii) by surrendering shares of our common stock with a fair market value equal to the amount required to be withheld (including, following the date of this offering, shares otherwise issuable with respect to the exercise or vesting of the award).
Plan amendment or termination. The board of directors may amend, alter, suspend or discontinue the 2012 Plan at any time, subject to stockholder approval in certain circumstances, but must obtain the consent of any option or stock purchase right holder whose rights would be materially and adversely affected by such amendment, alteration, suspension, or discontinuation. The term of the 2012 Plan is ten years following the date of its adoption by our board of directors. However, as described above, we expect to terminate the 2012 Plan in connection with the effectiveness of the 2018 Plan.
2018 Incentive Award Plan
In connection with this offering, we intend to adopt the 2018 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2018 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2018 Plan and, accordingly, this summary is subject to change.
Eligibility and administration. Our and our subsidiaries’ employees, consultants and directors will be eligible to receive awards under the 2018 Plan. Following our initial public offering, the 2018 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act , or the rules and standards of any stock exchange on which our common stock is listed. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2018 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2018 Plan, including any vesting and vesting acceleration conditions.
Limitation on awards and shares available. An aggregate of                  shares of our common stock will initially be available for issuance under awards granted pursuant to the 2018 Plan. The number of shares initially available for issuance will be increased by (i) the number of shares represented by awards outstanding under our 2012 Plan that are forfeited, lapse unexercised or are settled in cash following the effective date of the 2018 Plan and (ii) an annual increase on January 1 of each calendar year beginning in 2019 and ending in 2028, equal to the lesser of (A)                  shares, (B)                percent of the shares of common stock outstanding (on an as converted basis) on the final day of the immediately preceding calendar year and (C) such smaller number of shares as determined by our board of directors. No more than                shares of common stock may be issued upon the exercise of incentive stock options. Shares issued under the 2018 Plan may be authorized but unissued shares, or shares purchased in the open market.
If an award under the 2018 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2018 Plan. Awards granted under the 2018 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2018 Plan.
The 2018 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as such during any calendar year shall not exceed $                .
Awards. The 2018 Plan provides for the grant of stock options, including ISOs and NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, other stock or cash based awards and stock appreciation rights, or SARs. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2018 Plan. Certain awards under the 2018 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2018 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•
Stock options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant, or 110% in the case of ISOs granted to certain significant stockholders, except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years, or five years in the case of ISOs granted to certain significant stockholders. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•
SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute SARs granted in connection with a corporate transaction, and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•
Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•
Other stock- or cash-based awards. Other stock- or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

•
Dividend equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) the attainment by a share of a specified fair market value for a specified period of time; (ii) book value per share; (iii) earnings per share; (iv) return on assets; (v) return on equity; (vi) return on investments; (vii) return on invested capital; (viii) total stockholder return; (ix) earnings or net income of the company before or after taxes and/or interest; (x) earnings before interest, taxes, depreciation and amortization; (xi) revenues; (xii) market share; (xiii) cash flow or cost reduction; (xiv) interest expense after taxes; (xv) economic value created; (xvi) improvements in capital structure; (xvii) gross margin; (xviii) operating margin; (xix) net cash provided by operations; (xx) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, efficiency, working capital, goals related to acquisitions or divestitures, land management, net sales or closings, inventory control, inventory, land or lot improvement or reduction, implementation or completion of critical projects, economic value; (xxi) adjusted earnings or loss per share; (xxii) employee satisfaction; (xxiii) certain financial ratios (including those measuring liquidity, activity, profitability or leverage); (xxiv) debt levels, covenants, ratios or reductions (xxv) financing and other capital raising transactions; (xxvi) year-end cash; (xxvii) investment sourcing activity; (xxviii) marketing initiatives or (xxix) any combination of the foregoing, any of which may be measured in either absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.
Certain transactions. The plan administrator has broad discretion to take action under the 2018 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2018 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2018 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign participants, claw-back provisions, transferability, repricing and participant payments. The plan administrator may modify award terms, establish subplans or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. The plan administrator may not increase or reduce the applicable price per share of an award, or cancel and replace an award with another award, without stockholder approval. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2018 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2018 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Plan amendment and termination. Our board of directors may amend or terminate the 2018 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2018 Plan. No award may be granted pursuant to the 2018 Plan after the tenth anniversary of the date on which our board of directors adopts the 2018 Plan.
2018 Employee Stock Purchase Plan
In connection with the offering, we intend to adopt the Guardant Health, Inc. 2018 Employee Stock Purchase Plan, or the ESPP, which we expect to become effective on the date of this offering. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP and, accordingly, this summary is subject to change.
Shares available; administration. We expect a total of                shares of our common stock to be initially reserved for issuance under our ESPP. In addition, we expect that the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2019 and ending in 2028, by an amount equal                 . In no event will more than                shares of our common stock be available for issuance under the ESPP.
Our board of directors or a committee designated by our board of directors will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the administrator of the ESPP.
Eligibility. The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.
If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.
Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.
Participation in an Offering. We intend for the ESPP to qualify under Section 423 of the Internal Revenue Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. While we expect there will be                purchase periods within each offering period, the number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.
We expect that the ESPP will permit participants to purchase our common stock through payroll deductions of up to        % of their eligible compensation, which will include                 . The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be                 shares. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. We expect that the purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be        % of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.
Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.
Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.
Certain transactions. In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2018 Plan.
Plan amendment; termination. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP, or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Internal Revenue Code. The ESPP will terminate on the tenth anniversary of the date it is initially approved by our board of directors.

Certain relationships and related party transactions
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive compensation,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than five percent of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sale of Series E convertible preferred stock
From May 2017 to July 2017, we issued and sold an aggregate of 38,174,246 shares of our Series E convertible preferred stock at a purchase price of $8.3936 per share for an aggregate purchase price of $320.4 million. In September 2017, and pursuant to the terms of the purchase agreement relating to the purchase and sale of our Series E convertible preferred stock, we sold 796,346 additional shares of Series E convertible preferred stock, which we refer to as gross-up shares, at a purchase price of $0.00001 per share to each holder of Series E convertible preferred stock on a pro rata basis, such that SoftBank’s equity ownership in our company equaled 35% of our fully diluted capital stock. All shares of our Series E convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering in accordance with our certificate of incorporation, including adjustments in connection with the          -for-one reverse stock split of our common stock effected on               , 2018 . The following table summarizes purchases of shares of our Series E convertible preferred stock by holders of more than 5% of our capital stock or entities affiliated with them.

	Initial Shares		Gross-Up Shares
Participants	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price	Shares of Series E Convertible Preferred Stock	Total Shares Purchased	Aggregate Purchase Price
		(in thousands)			(in thousands)
Greater than 5% Stockholders(1)
Entities affiliated with SoftBank Group(2)	34,276,115	287,700	715,035	34,991,150	$287,700
Entity affiliated with Sequoia Capital	59,569	500	1,242	60,811	$500
Entities affiliated with Khosla Ventures(3)	59,569	500	1,241	60,810	$500
Entity affiliated with Lightspeed Venture Partners	59,569	500	1,242	60,811	$500

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal stockholders.”

(2)
Represents securities acquired by SoftBank Group Capital Limited and SoftBank Vision Fund (AIV M1) L.P. Dipchand Nishar, whom we expect to serve on our board of directors after the completion of this offering, is a senior managing partner at SoftBank Investment Advisers (US) Inc., which is an affiliate of SoftBank Group Capital Limited and SoftBank Vision Fund (AIV M1) L.P.

(3)
Represents securities acquired by Khosla Venture IV (CF), LP and Khosla Ventures IV, LP. Samir Kaul, a member of our board of directors, is a general partner at Khosla Ventures, which is an affiliate of Khosla Venture IV (CF), LP and Khosla Ventures IV, LP.

Repurchase of common stock
In connection with our Series E financing, in July 2017, we repurchased an aggregate of 2,152,431 shares of common stock from certain of our directors and executive officers at a purchase price of $7.55424 per share. The purchase price was negotiated between the sellers and SoftBank, the lead investor in the financing, and represents a price equal to 90% of the purchase price of $8.3936 per share of Series E convertible preferred stock. Of the 2,152,431 shares of common stock repurchased: 1,323,759 shares of common stock were sold by Helmy Eltoukhy, our Chief Executive Officer and a member of our board of directors; 661,879 shares were sold by AmirAli Talasaz, our President and Chief Operating Officer and chairman of our board of directors; and 166,793 shares were sold by Michael Wiley, our Chief Legal Officer.
Employee tender offer
In connection with our Series E financing, in August 2017, we effectuated a tender offer, pursuant to which we offered to purchase 25% of the vested shares of our common stock held by our employees (other than Dr. Eltoukhy, Dr. Talasaz and Mr. Wiley) at a purchase price per share of $8.3936, with $5.3136 of that amount per share representing a premium over the fair market value of our common stock at the time of the tender offer. One of our executive officers, Dr. Richard Lanman, sold 71,613 shares of common stock to us in the tender offer, for which he received total consideration of $601,091.
Joint venture with SoftBank
In connection with our Series E financing, as described in “Business—International clinical commercial efforts,” together with SoftBank, we formed a joint venture, Guardant Health AMEA, Inc., which we refer to as the Joint Venture, relating to the sale, marketing and distribution of our tests in all areas worldwide outside of North America, Central America, South America, the United Kingdom, all other member states of the European Union as of May 2017, Iceland, Norway, Switzerland and Turkey, or the JV Territory. In a given country, depending on the market opportunity in a country, the Joint Venture may create direct operations, sell through a distribution model or license to a third party. Direct operations would entail full operations, including a laboratory, sales and marketing and regulatory, among other functions. Under the distribution model, our tests would be marketed and sold by the Joint Venture or a third-party distributor in relevant countries within the JV Territory, and the tests would be performed by or on behalf of us or our affiliates outside of such countries on samples obtained by the Joint Venture or third-party distributor in such countries. Under the license model, the Joint Venture, or an entity designated by the Joint Venture, would be licensed to market and sell the tests in relevant countries within the JV Territory, and the Joint Venture, or an entity designated by the Joint Venture, would perform the tests on samples obtained in such countries. Following a determination by the board of directors of the Joint Venture on the appropriate model for an individual country, we will enter into agreements with the Joint Venture with respect to the individual country based on the license or distribution model. We expect to rely on the Joint Venture to accelerate commercialization of our products in Asia, the Middle East and Africa, with our initial focus being on Japan.
Entities affiliated with SoftBank hold more than 5% of our capital stock and Dipchand Nishar, whom we expect to serve on our board of directors after the completion of this offering, is a senior managing partner at SoftBank Investment Advisers.
Formation, capitalization and financing
In May 2018, an entity affiliated with SoftBank purchased 40,000 shares of the Joint Venture in exchange for $41.0 million in cash. In May 2018, we also purchased 40,000 shares of the Joint Venture in exchange for $9.0 million in cash and our entry into various ancillary agreements necessary to provide the Joint Venture with the rights needed to operate its business. As a result of these transactions, we and SoftBank each currently own 50% of the outstanding capital stock of the Joint Venture. All stockholders of the Joint Venture have a pro rata right to any dividends or other distributions from the Joint Venture, in proportion to the holder’s percentage ownership in the Joint Venture.
Under the terms of the joint venture agreement, neither we nor SoftBank or its affiliates is obligated to make any further capital contribution, in cash or otherwise, to the Joint Venture. In the event the Joint Venture requires any additional funding for its operations, the Joint Venture may seek debt financing from third parties, or may seek additional financing from its major shareholders, which will be on a pro rata basis among major shareholders unless such shareholders agree otherwise. For purposes of the joint venture agreement, “major shareholder” refers to us, so long as we hold at least 50% of the shares in the Joint Venture issued to us in May 2018, to SoftBank, so long as it and its affiliates hold at least 50% of the shares in the Joint Venture issued to it in May 2018, and to any other shareholder holding at least 30% of the outstanding shares of the Joint Venture.
Governance and related party transactions
The board of directors of the Joint Venture is responsible for the supervision and management of the Joint Venture. Under the terms of the joint venture agreement, the board of directors of the Joint Venture is required to consist of four directors, with two being appointed by us and two being appointed by SoftBank. Each director is entitled to one vote, and each resolution of the board requires majority approval, including by at least one of our appointed directors and one of SoftBank’s appointed directors. The board’s chair position is required to be held in alternate years by a SoftBank appointee and one of our appointees. Both we and SoftBank may remove our own appointed directors by giving written notice to the other party.
Notwithstanding the foregoing, any decision on behalf of the Joint Venture relating to, among other things, action by the Joint Venture relating to the entry into, termination, amendment or waiver of any provision of an agreement between the Joint Venture and either us or SoftBank is required to be made by the disinterested party’s director appointees.
Put-call arrangement
The joint venture agreement includes a put-call arrangement with respect to the shares of the Joint Venture held by SoftBank and its affiliates. Under certain specified circumstances and on terms specified in the joint venture agreement as described below, SoftBank will have the right to cause us to purchase all such shares of the Joint Venture, or the put right, and we will have a similar right to purchase all such shares, or the call right, as described below.
Triggers of rights
Material change in business - If our business model were to materially change such that the sale, marketing and distribution of our tests in the territory covered by the joint venture agreement was no longer economical, SoftBank would have the right to cause us to purchase, or we would have the right to purchase, all of the shares of the Joint Venture held by SoftBank and its affiliates. In this instance, we would be required to repurchase the shares at an aggregate purchase price of $41.0 million, the original purchase price paid by SoftBank to the Joint Venture for the shares.
Deadlock trigger - Additionally, both we and SoftBank may exercise our respective rights in the event of certain disagreements relating to the Joint Venture, other than one relating to the Joint Venture’s business plan or to factual matters that may be capable of expert determination. In the event of a material disagreement relating to the joint venture or its business that may seriously affect the ability of the joint venture to perform its obligations under the joint venture agreement or may otherwise seriously impair the ability of the Joint Venture to conduct its business in an effective matter, the matter is to be referred to ours and SoftBank’s respective chairs or chief executives. Following discussions between those individuals, if either party provides written notice to the other of an intention to seek formal resolution of the disagreement within 90 days, and the disagreement has not been resolved within those 90 days, then SoftBank will have a right to exercise its put right and we will have a right to exercise our call right. We refer to this is as a Deadlock Trigger.
Other triggers - Both we and SoftBank may also exercise our respective rights following the effective time of our initial public offering, a change in control of our company or the seventh anniversary of the formation of the Joint Venture, or each subsequent anniversary of each of the foregoing events. We refer to these events and each subsequent anniversary as the IPO Trigger, the Change in Control Trigger and the Time-Based Trigger, respectively. In order to exercise its right, a party must provide the other party with written notice within 30 days of the IPO Trigger, the Change in Control Trigger or the Time-Based Trigger, as applicable.
Each party may also exercise its right following a material breach of the joint venture agreement by the other party that goes unremedied within 20 business days.

We currently do not expect SoftBank to exercise any rights with respect to the IPO Trigger in connection with this offering.
Purchase procedure and limitations
In the event either we or SoftBank properly exercise our respective rights, we are required to purchase the shares of the Joint Venture on a date determined by us and no more than 30 business days after the determination of the aggregate purchase price to be paid for the shares.
We may pay the purchase price for the shares of the Joint Venture in cash, in shares of our capital stock (which may be a non-voting security with senior preferences to all other classes of our equity or, if our common stock is publicly traded on a national exchange, our common stock), or in a combination of cash and our capital stock. In the event SoftBank exercises its put right, we will choose the form of consideration. In the event we exercise our call right, SoftBank will choose the form of consideration. To the extent we pay any portion of the purchase price in cash, we may elect to deliver that portion in the form of a promissory note, secured by a first lien stock pledge in the shares of the Joint Venture we are purchasing and payable within 18 months following the closing date of our purchase of the shares. The terms of the note, including interest rate, will be at prevailing market terms for our third-party borrowings. To the extent we pay any portion of the purchase price in our stock and our stock is publicly traded, SoftBank and its affiliates are required under the joint venture agreement to execute and deliver to us an irrevocable proxy appointing us as the attorney-in-fact and proxy, to vote the shares as we, in our sole discretion, deem proper with respect to such shares.
If, in the event SoftBank exercises its put right, the fair value of the Joint Venture is determined to be greater than 40% of the fair value of our company, then we will only be required to purchase the number of shares of the Joint Venture held by SoftBank and its affiliates having an aggregate value equal to the product of 40% and the pro rata portion of the outstanding shares of the Joint Venture held by SoftBank and its affiliates. If SoftBank and its affiliates continue to hold shares of the Joint Venture on account of this limitation, SoftBank will not be permitted to request that the fair values of the Joint Venture and our company be re-determined for three months.
If, after either we or SoftBank properly exercises our respective rights, we fail to purchase all of the shares of the Joint Venture held by SoftBank and its affiliates, other than in connection with the 40% limitation described in the preceding paragraph, we are required to pay SoftBank interest on the applicable purchase price. The interest will be payable monthly, in cash, at a rate of 15% per annum, and will accrue from the date the purchase of the shares should have occurred until the date we actually purchase the shares.
Determination of fair value
In the event either we or SoftBank properly exercises our right respective rights on account of an event other than as described above under “—Triggers of rights—Material change in business,” the purchase price per share of the Joint Venture will be:

•
if the shares of the Joint Venture are publicly traded and listed on a national exchange, equal to the average closing price of the shares for the 20 trading days ending on the business day immediately preceding the date of the put notice, provided that, in the event we exercise our call right, the fair value of the Joint Venture will be deemed to be no less than an amount that yields a 20% internal rate of return on each tranche of capital invested by SoftBank and its affiliates in the Joint Venture, taking into account all proceeds received by SoftBank and its affiliates arising from their shares through such date;

•
if the shares of the Joint Venture are not publicly traded and listed on a national exchange, determined by a third-party valuation firm, and on the assumption that the sale is on an arm’s-length basis on the date of the put or call notice, as applicable, provided that, in the event we exercise our call right, the fair value of the Joint Venture will be deemed to be no less than an amount that yields a 20% internal rate of return on each tranche of capital invested by SoftBank and its affiliates in the Joint Venture, taking into account all proceeds received by SoftBank and its affiliates arising from their shares through such date; or

•
if the fair value is being determined in connection with a Deadlock Trigger being determined in connection with a potential change of control of the Joint Venture, in accordance with the preceding bullets, but will in no event be less than the consideration proposed to be paid in connection with such potential change of control of the Joint Venture.
In the event either we or SoftBank properly exercises our respective rights, the fair value of a share of our capital stock will be:

•
if our common stock is publicly traded and listed on a national exchange and the put or call notice, as applicable, is delivered on or before the 20th trading day following this offering, equal to the price per share in this offering;

•
if our common stock is publicly traded and listed on a national exchange and the put or call notice, as applicable, is delivered on or after the 21st trading day following this offering, equal to the average closing price of our common stock for the 20 trading days ending on the business day immediately preceding the date of the put notice;

•
if our common stock is not publicly traded and listed on a national exchange, determined by a third-party valuation firm, and on the assumption that the sale is on an arm’s-length basis on the date of the put notice; or

•
if the fair value of our company is being determined in connection with a put or call notice, as applicable, delivered within 30 days following a Change in Control Trigger, the fair value of a share of our capital stock will be equal to the consideration per share paid or payable by the purchaser in such change of control.

Termination
The joint venture agreement will terminate upon any of the following three events: (i) if one party (including any transferees of that party) ceases to hold any shares of the Joint Venture, (ii) if a resolution is passed by the shareholders or creditors, or an order is made by a court or other competent body or person instituting a process that will lead to the Joint Venture being wound up and its assets being distributed among the Joint Venture’s creditors, shareholders or other contributors or (iii) upon written notice of insolvency (as described in the joint venture agreement) of either us or SoftBank.
Sale of Series D convertible preferred stock
From December 2015 to March 2016, we issued and sold an aggregate of 11,080,267 shares of our Series D convertible preferred stock at a purchase price of $7.4767 per share for an aggregate purchase price of $82.8 million. All shares of our Series D convertible preferred stock will convert into shares of our common stock immediately prior to the completion of this offering in accordance with our certificate of incorporation, including adjustments in connection with the         -for-one reverse stock split of our common stock effected on         , 2018 . The following table summarizes purchases of shares of our Series D convertible preferred stock by holders of more than 5% of our capital stock or entities affiliated with them.

Participants	Total Shares of Series D Convertible Preferred Stock Purchased	Aggregate Purchase Price
		(in thousands)
Greater than 5% Stockholders(1)
Entity affiliated with SoftBank Group(2)	2,674,976	20,000
Entity affiliated with Sequoia Capital	668,744	5,000
Entities affiliated with Khosla Ventures(3)	1,337,487	10,000
Entity affiliated with Lightspeed Venture Partners	668,744	5,000

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”

(2)
Represents securities acquired by SoftBank Group Capital Limited. Dipchand Nishar, whom we expect to serve on our board of directors after the completion of this offering, is a senior managing partner at SoftBank Investment Advisers (US) Inc., which is an affiliate of SoftBank Group Capital Limited.

(3)
Represents securities acquired by Khosla Venture IV (CF), LP and Khosla Ventures IV, LP. Samir Kaul, a member of our board of directors, is a general partner at Khosla Ventures, which is an affiliate of Khosla Venture IV (CF), LP and Khosla Ventures IV, LP.

Sale of Series C convertible preferred stock
From December 2014 to March 2015, we issued and sold an aggregate of 8,873,996 shares of our Series C convertible preferred stock at a purchase price of $6.3105 per share for an aggregate purchase price of $56.0 million. Lightspeed Venture Partners Select, L.P., an entity affiliated with Lightspeed Venture Partners, a holder of more than 5% of our capital stock, purchased 475,400 shares of our Series C convertible preferred stock in February 2015 at an aggregate purchase price of $3.0 million. All shares of our Series C convertible preferred stock will convert into shares of our common stock immediately prior to the completion of this offering in accordance with our certificate of incorporation, including adjustments in connection with the           -for-one reverse stock split of our common stock effected on                , 2018 .
Investor rights agreement
We are party to an amended and restated investor rights agreement, or the Investor Rights Agreement, with certain holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, as well as certain of our directors and executive officers. The Investor Rights Agreement grants rights to certain holders, including certain registration rights with respect to the registrable securities held by them, and also imposes certain affirmative obligations on us, including with respect to the furnishing of financial statements and information to the holders. See “Description of capital stock—Registration rights” for additional information.
As a result of this offering, most of the covenants and restrictions set forth in the Investor Rights Agreement that apply to us will terminate and we will remain obligated to comply with reporting requirements under the Exchange Act.
Voting agreement
We are party to an amended and restated voting agreement, or the Voting Agreement, under which certain holders of our capital stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors and certain of our directors and executive officers, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the Voting Agreement, each of Sequoia Capital and Khosla Ventures has the right to designate one member of our board of directors. Aaref Hilaly and Samir Kaul were designated by Sequoia Capital and Khosla Ventures, respectively, under the Voting Agreement.
The Voting Agreement will terminate by its terms in connection with the completion of this offering and none of our stockholders will have any continuing voting rights, including special rights regarding the election or designation of members of our board of directors, following this offering.
Right of first refusal and co-sale agreement
We are party to an amended and restated first refusal and co-sale agreement with holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, pursuant to which we have a right of first refusal, and certain holders satisfying an ownership threshold of convertible preferred stock have a right of first refusal and co-sale, in respect of certain sales of securities by specified holders of convertible preferred stock. The right of first refusal and co-sale agreement will terminate in connection with the completion of this offering.
Severance plan
We have adopted a severance plan that provides for severance payments to our executive officers in the event of a qualifying termination of employment. See “Executive compensation” for a further discussion of this plan.

Equity grants to executive officers and directors
We have granted options to our named executive officers and certain of our non-employee directors as more fully described in the sections entitled “Management—Director compensation” and “Executive compensation.”
Limitation of liability and indemnification
Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the completion of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. We have obtained directors’ and officers’ liability insurance.
In connection with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.
The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Policies and procedures for related party transactions
Our board of directors has adopted a written related person transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders
The following table presents information as to the beneficial ownership of our common stock as of August 31, 2018, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our directors and our director nominee; and

•	all of our directors, director nominee and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Common stock subject to options or other rights to acquire common stock that are currently exercisable or exercisable within 60 days of August 31, 2018 are deemed to be outstanding and to be beneficially owned by the person holding such options or rights for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
Percentage ownership of our common stock “prior to this offering” in the table is based on 96,122,036 shares of common stock issued and outstanding as of August 31, 2018, adjusted for the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the completion of this offering. Percentage ownership of our common stock “after this offering” in the table is based on                  shares of common stock issued and outstanding on August 31, 2018, adjusted as described above, and which gives further effect to the issuance of                 shares of common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Guardant Health, Inc., 505 Penobscot Drive, Redwood City, California 94063.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Total Shares Beneficially Owned	Before the Offering	After the Offering
5% Stockholders:
Entities affiliated with SoftBank Group(1)	37,747,982	39.3%	%
Entities affiliated with Sequoia Capital(2)	10,550,359	11.0%	%
Entities affiliated with Khosla Ventures(3)	9,679,456	10.1%	%
Entities affiliated with Lightspeed Venture Partners(4)	5,187,072	5.4%	%
Directors, Director Nominees and Named Executive Officers:
Helmy Eltoukhy, PhD(5)	7,447,734	7.7%	%
AmirAli Talasaz, PhD(6)	7,107,782	7.4%	%
Michael Wiley(7)	603,531	*	%
Ian Clark(8)	85,312	*	*
Aaref Hilaly	-	*	*
Samir Kaul(3)	-	*	*
Stanley Meresman(9)	33,437	*	*
Dipchand Nishar	-	*	*
All directors, director nominee and executive officers as a group (11 persons)	15,770,766	16.4%	%

*	Represents beneficial ownership of less than one percent.

(1)
Consists of (i) 2,756,832 shares held of record by SoftBank Group Capital Limited and (ii) 34,991,150 shares held of record by SoftBank Vision Fund (AIV M1) L.P. SoftBank Group Corp., a Japanese kabushiki kaisha , is the sole owner of SoftBank Group Capital Limited and SVF GP (Jersey) Limited. SVF GP (Jersey) Limited is the general partner of SoftBank Vision Fund (AIV M1) L.P. As a result, SoftBank Group Corp. may be deemed to have voting and dispositive power with respect to the shares held by SoftBank Group Capital Limited and SoftBank Vision Fund (AIV M1) L.P. The address for each of these entities is 1 Circle Star Way San Carlos, CA 94070. The amounts reflected above do not include any shares of our capital stock that SoftBank may acquire following this offering pursuant to put and call rights in our joint venture agreement with SoftBank as described in “Certain relationships and related party transactions—Joint venture with SoftBank.” To the extent SoftBank elects to receive, or we elect to issue, shares of our common stock as any portion of the consideration, SoftBank will be required to execute and deliver to us an irrevocable proxy appointing us as the attorney-in-fact and granting us a proxy to vote as we deem proper with respect to such shares.

(2)
Consists of (i) 10,510,833 shares held of record by Sequoia Capital USV XIV Holdco, Ltd., or SC USV XIV Holdco, and (ii) 39,526 shares held of record by Sandscape, LLC. SC US (TTGP), Ltd. is the general partner of SC U.S. Venture XIV Management, L.P., which is the general partner of each of Sequoia Capital U.S. Venture Fund XIV, L.P., Sequoia Capital U.S. Venture Partners Fund XIV, L.P. and Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P., or collectively, the SC USV XIV Funds. The SC USV XIV Funds together own 100% of the outstanding ordinary shares of SC USV XIV Holdco. SC US (TTGP), Ltd. is the general partner of SC US Venture 2010 Management, L.P., which is the general partner of Sequoia Capital U.S. Venture 2010-Seed Fund, L.P., which is the managing member of Sequoia Capital Scout Fund II, L.L.C., which is the managing member of Sandscape, LLC. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by SC USV XIV Holdco and Sandscape, LLC. The address for each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(3)
Consists of (i) 581,640 shares held of record by Khosla Venture IV (CF), LP, or KV IV (CF), and (ii) 9,097,816 shares held of record by Khosla Ventures IV, LP, or KV IV. The general partner of KV IV (CF) and KV IV is Khosla Ventures Associates IV, LLC, or KVA IV. VK Services, LLC, or VK Services, is the sole manager of KVA IV. Vinod Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA IV may be deemed to share voting and dispositive power over such securities held by KV IV (CF) and KV IV. Samir Kaul, a member of our board of directors, is a member of the general partner of KV IV (CF) and KV IV and as such may be deemed to have voting and investment power with respect to the shares held by KV IV (CF) and KV IV. Mr. Khosla, VK Services, KVA IV and Mr. Kaul disclaim beneficial ownership of such securities held by KV IV (CF) and KV IV, except to the extent of their respective pecuniary interests therein. The address for each of these entities is 2128 Sand Hill Road, Menlo Park, California 94025.

(4)
Consists of (i) 79,234 shares held of record by Lightspeed Affiliates X, L.P., (ii) 3,523,176 shares held of record by Lightspeed Venture Partners Select, L.P. and (iii) 1,584,662 shares held of record by Lightspeed Venture Partners X, L.P. Lightspeed Ultimate General Partners X, Ltd. is the sole general partner of Lightspeed General Partner X, L.P., which is the sole general partner of both Lightspeed Venture Partners X, L.P. and Lightspeed Affiliates X, L.P. Lightspeed Ultimate General Partner Select, Ltd. is the sole general partner of Lightspeed General Partner Select, L.P., which is the sole general partner of Lightspeed Venture Partners Select, L.P. Christopher J. Schaepe, Barry Eggers, Ravi Mhatre, Peter Nieh and Jeremy Liew are the directors of Lightspeed Ultimate General Partners X, Ltd. and Lightspeed Ultimate General Partner Select, Ltd., and they share voting and dispositive power with respect to the shares held by Lightspeed Venture Partners X, L.P., Lightspeed Affiliates X, L.P. and Lightspeed Venture

Partners Select, L.P. Messrs. Schaepe, Eggers, Liew, Mhatre and Nieh disclaim beneficial ownership of the shares by Lightspeed Venture Partners X, L.P., Lightspeed Affiliates X, L.P. and Lightspeed Venture Partners Select, L.P. except to the extent of their pecuniary interest therein. The address for each of these entities is 2200 Sand Hill Road Menlo Park, CA 94025.

(5)
Includes (i) 6,838,279 shares held directly by Helmy Eltoukhy and (ii) up to 609,455 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of August 31, 2018.

(6)
Includes (i) 6,498,327 shares held directly by AmirAli Talasaz and (ii) up to 609,455 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of August 31, 2018.

(7)
Includes (i) 528,531 shares held directly by Michael Wiley and (ii) up to 75,000 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of August 31, 2018.

(8)	Includes up to 85,312 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of August 31, 2018.

(9)	Includes up to 33,437 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of August 31, 2018.

Description of capital stock
General
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and convertible preferred stock reflect changes to our capital structure that will occur in connection with the completion of this offering.
Upon the completion of this offering, our authorized capital stock will consist of 360,000,000 shares, all with a par value of $0.00001 per share, of which:

•	350,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.
Common stock
As of June 30, 2018, after giving effect to the conversion of all outstanding shares of convertible preferred stock into 78,970,767 shares of common stock and the issuance of 366,104 shares of common stock upon the exercise of outstanding common stock warrants immediately prior to the closing of this offering, we had outstanding 96,309,834 shares of common stock held of record by 185 stockholders.
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred stock
As of June 30, 2018, there were 78,627,369 shares of our convertible preferred stock outstanding. Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will convert into 78,970,767 shares of our common stock.
Under the terms of our amended and restated certificate of incorporation that will become effective upon the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options
As of June 30, 2018, options to purchase 9,958,587 shares of our common stock were outstanding under our equity compensation plans, of which 3,412,836 options were vested of that date.
Warrants
As of June 30, 2018, we had warrants to purchase an aggregate of up to 366,104 shares of our common stock outstanding with an exercise price of $0.10 per share.
As of June 30, 2018, we had two warrants to purchase an aggregate of up to 10,351 shares of our convertible preferred stock outstanding with a weighted-average exercise price of $2.00 per share. Unless earlier exercised, these warrants will expire in 2023 and 2024, respectively. Upon the closing of this offering, these warrants will become exercisable for up to 10,351 shares of our common stock with a weighted-average exercise price of $2.00 per share.
Registration rights
Our Investor Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include shares of our common stock issued upon the conversion of shares of our convertible preferred stock, including: certain warrants for our convertible preferred stock that will convert to warrants to acquire shares of our common stock in connection with this offering; any shares of our common stock issued as a dividend or other distribution with respect to the shares described in the foregoing clause; and the shares of our common stock issued upon conversion or exercise of any convertible security then outstanding. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investor Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees and disbursements of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investor Rights Agreement also includes customary indemnification and procedural terms.
Holders of 78,981,118 shares of our common stock (including shares issuable upon the conversion of our convertible preferred stock) are entitled to such registration rights pursuant to the Investor Rights Agreement. These registration rights will expire on the earlier of the date that is three years after the completion of this offering or, with respect to each stockholder following the completion of this offering, at such time as such stockholder can sell all of its registrable securities pursuant to Rule 144(b)(1)(i) of the Securities Act or holds one percent or less of our outstanding common stock and all of such stockholder’s registrable securities can be sold in any three month period without registration pursuant to Rule 144 of the Securities Act.
Demand registration rights
At any time beginning six months after the completion of this offering, certain holders of a majority of the registrable securities then outstanding may, on not more than two occasions, request that we prepare, file and maintain a registration statement to register at least a majority of their registrable securities then outstanding, or a lesser percentage of their registrable securities if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $7.5 million. Once we are eligible to use a registration statement on Form S-3, certain holders of not less than 25% of the registrable securities then outstanding may request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price, net of underwriting discounts and commissions, would exceed $1 million.
Piggyback registration rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the Investor Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain customary marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on

Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.
Anti-takeover provisions
Amended and restated certificate of incorporation and amended and restated bylaws
Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors or our chief executive officer.
Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.
Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.
Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.
The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Limitations on liability and indemnification
See the section of this prospectus titled “Certain relationships and related party transactions—Limitation on liability and indemnification.”
Transfer agent and registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.
Listing
We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol “GH.”

Shares eligible for future sale
Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Based on the number of shares outstanding as of June 30, 2018, and after giving effect to the conversion of our outstanding convertible preferred stock into an aggregate of 78,970,767 shares of common stock and the issuance of 366,104 shares of common stock upon the exercise of outstanding common stock warrants immediately prior to the completion of this offering,                 shares of common stock will be outstanding, or                 shares of common stock if the underwriters exercise in full their option to purchase additional shares. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be “restricted securities” as that term is defined under Rule 144 of the Securities Act.
As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	no shares will be available for sale until 180 days after the date of this prospectus, subject to certain limited exceptions provided for in the lock-up agreements; and

•	shares will be eligible for sale beginning more than 180 days after the date of this prospectus, subject, in the case of shares held by our affiliates, to the volume limitations under Rule 144.
Rule 144
Affiliate resales of restricted securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in a “broker’s transaction” or certain a “riskless principal transaction” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares of our common stock immediately after this offering; or

•
the average weekly trading volume in shares of our common stock on the Nasdaq Global Select Market, or Nasdaq, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-affiliate resales of restricted securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
Lock-up agreements
In connection with this offering, our officers and directors and substantially all of our stockholders, warrant holders and option holders have each entered into a lock-up agreement with the underwriters of this offering that restricts the sale of shares of our common stock by those parties for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may, in their sole discretion, choose to release any or all of the shares of our common stock subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. For more information, see “Underwriting.”
Equity plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options, as well as shares of common stock to be issued under our 2018 Plan. We expect to file the registration statement covering shares offered pursuant to the 2018 Plan shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.
SoftBank put-call rights
Our joint venture agreement with SoftBank includes a put-call arrangement with respect to the shares of the joint venture held by SoftBank. Under the terms of the joint venture agreement, we may issue, or be required by SoftBank to issue, additional shares of our capital stock as payment that may be required pursuant to these put and call rights. For more information, please see “Certain relationships and related party transactions—Joint venture with SoftBank.”
Registration rights
Upon the completion of this offering, the holders of approximately 78,981,118 shares of our common stock, or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of capital stock—Registration rights” for additional information.

Material U.S. federal income tax consequences to non-U.S. holders
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Internal Revenue Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section of this prospectus entitled “Dividend policy,” we do not currently intend to pay any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or other taxable disposition
Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or a USRPI, by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information reporting and backup withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional withholding tax on payments made to foreign accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and, beginning on January 1, 2019, will apply to payments of gross proceeds from the sale or other disposition of such stock.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book‑running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cowen and Company, LLC
Leerink Partners LLC
William Blair & Company, L.L.C.
Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to            additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $             .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC, a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, subject to certain exceptions.
Our directors and executive officers, and substantially all of our securityholders have entered into lock‑up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.
The restrictions described in the immediately preceding paragraph do not apply to, among other items:

(i)	transfers as a bona fide gift or gifts;

(ii)	transfers to partners, members, beneficiaries (or the estates thereof) or stockholders of the securityholder;

(iii)	transfers to any trust for the direct or indirect benefit of the securityholder or the immediate family of the securityholder;

(iv)
transfers to any corporation, partnership, limited liability company, trust or other entity that controls, or is controlled by or is under common control with, the securityholder or the immediate family of the securityholder or is otherwise a direct or indirect affiliate;

(v)
transfers by testate succession or intestate succession to a legal representative, heir, beneficiary or a member of the immediate family of the securityholder, provided that any filing under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause and no other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or disposition;

(vi)
transfers by operation of law, including pursuant to an order of a court (including a domestic order or a negotiated divorce settlement) or regulatory agency, provided that any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause and no other public announcement shall be required or shall be made voluntarily during the restricted period in connection with such transfer or disposition; or

(vii)
transfers pursuant to a merger, consolidation or other similar transaction or bona fide third-party tender offer made to all holders of our capital stock involving a change of control of our, that, in each case, has been approved by our board of directors, provided that in the event that such transaction is not completed, the securityholder’s common stock and securities convertible into or exercisable or exchangeable for common stock shall remain subject to the restrictions contained in the lockup agreement;

provided that in the case of any transfer or distribution pursuant to clause (i)-(viii), each transferee, donee or distributee, as applicable, shall execute and deliver to the representatives a lockup agreement and such transfer or distribution shall not involve a disposition for value; and provided further that in the case of any transfer or distribution pursuant to clause (ii)-(v), no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the restricted period).
In addition, the restrictions described above shall not apply to:

(i)
the exercise (including by net or cashless exercise) of stock options granted pursuant to our equity incentive plans that are described in this prospectus or warrants or any other securities existing as of the date of this prospectus, which securities are convertible into or exchangeable or exercisable for common stock, provided that such restrictions shall apply to any shares of common stock issued upon such exercise, exchange or conversion, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement reporting a reduction in the aggregate beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the period continuing to and including the date that is 30 days after the date of this prospectus, or the “30 Day Period,” and after the 30 Day Period, if the securityholder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in the aggregate beneficial ownership of the shares of common stock during the restricted period, the securityholder shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this paragraph (i) and no other public filing or announcement shall be required or shall be made voluntarily in connection with such exercise (other than a filing on a Form 5 made after the expiration of the restricted period);

(ii)
the transfer or surrender to our company of any shares of common stock to cover tax withholdings upon a vesting event or settlement, as applicable, of any equity award under any of our equity incentive plans existing as of the date of this prospectus that are described in this prospectus or in an exhibit filed with this registration statement, provided that the underlying shares of common stock shall continue to be subject to the restrictions on transfer set forth in this lockup agreement and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement reporting a reduction in the aggregate beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the 30 Day Period, and after the 30 Day Period, if the securityholder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in the aggregate beneficial ownership of the shares of common stock during the restricted period, the securityholder shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this paragraph (ii) and no other public filing or announcement shall be required or shall be made voluntarily in connection with such transfer or surrender (other than a filing on a Form 5 made after the expiration of the restricted period);

(iii)
the transfer or disposition of any shares of common stock purchased by the securityholder on the open market following this offering, provided that no filing by the securityholder under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition (other than a filing on a Form 5 made after the expiration of the restricted period);

(iv)
the transfer of shares of common stock to our company pursuant to any contractual arrangement that provides us with an option to repurchase such shares of common stock in connection with the termination of the securityholder’s employment with us, provided that, if such transfer is made on or after the date of this prospectus, such contractual arrangement (or a form thereof) is described in this prospectus or filed as an exhibit to this registration statement, and provided further that no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the restricted period within 60 days after the date the securityholder ceases to provide services to our company, and after such 60th day, if the securityholder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the restricted period, the securityholder shall clearly indicate in the footnotes thereto that the filing relates to the termination of the undersigned’s employment or other services; or

(v)
the establishment of any contract, instruction or plan, or a “Plan,” that satisfies all of the applicable requirements of Rule 10b5-1 under the Exchange Act, provided that no sales of the securityholder’s securities shall be made pursuant to such a Plan prior to the expiration of the restricted period, and such a Plan may only be established if the securityholder makes no required or voluntary filing under Section 16(a) of the Exchange Act or other public announcement of the establishment or existence thereof prior to the expiration of the restricted period.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “GH.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over‑the‑counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
Other relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.
In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the Dubia International Financial Centre, or DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to prospective investors in Australia
This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•
does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notice to prospective investors in Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Notice to prospective investors in the British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The Company may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BCI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands. This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.
Notice to prospective investors in China
This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
Notice to prospective investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or FETL. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to prospective investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa
Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

a)	the offer, transfer, sale, renunciation or delivery is to:

i)	persons whose ordinary business is to deal in securities, as principal or agent;

ii)	the South African Public Investment Corporation;

iii)	persons or entities regulated by the Reserve Bank of South Africa;

iv)	authorized financial service providers under South African law;

v)	financial institutions recognized as such under South African law;

vi)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

vii)	any combination of the person in (a) to (f); or

b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.
No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act,) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act, or SA Relevant Persons. Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Legal matters
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP. Cooley LLP is acting as counsel for the underwriters in connection with this offering.
Experts
Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements and related notes at December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Where you can find more information
We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Guardant Health, Inc. and the shares of common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.
We maintain a website at www.guardanthealth.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider information on our website to be part of this prospectus.
You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:
Guardant Health, Inc.
505 Penobscot Drive
Redwood City, California 94063
Attention: Chief Legal Officer
(855) 698-8887

Guardant Health, Inc.
Index to Audited Financial Statements
As of December 31, 2016 and 2017, and
For the Years Ended December 31, 2016 and 2017

Index to Unaudited Condensed Consolidated Financial Statements
As of June 30, 2018, and
For the Six Months Ended June 30, 2017 and 2018

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
Guardant Health, Inc.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Guardant Health, Inc. (the Company) as of December 31, 2016 and 2017, the related statements of operations, comprehensive loss, stockholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
Redwood City, California

We have served as the Company’s auditor since 2015.

July 5, 2018,
except for Note 7, as to which the date is
August 13, 2018.

Guardant Health, Inc.

Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$33,591	$72,280
Short-term marketable securities	61,665	149,040
Accounts receivable	3,495	12,787
Inventory	2,769	7,287
Prepaid expenses and other current assets	1,571	1,541
Total current assets	103,091	242,935
Long-term marketable securities	—	73,254
Property and equipment, net	12,634	16,036
Capitalized license fees	—	8,739
Other assets	840	1,974
Total Assets	$116,565	$342,938
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,157	$4,998
Accrued compensation	2,563	4,911
Accrued expenses	1,794	6,406
Capital lease, current	131	199
Deferred rent, current	707	—
Deferred revenue	1,898	3,113
Royalty liability	4,028	—
Total current liabilities	14,278	19,627
Senior term loan	16,482	—
Capital lease, net of current portion	426	460
Deferred rent, net of current portion	5,626	6,537
Obligation related to royalty	—	7,708
Other long-term liabilities	57	—
Total Liabilities	$36,869	$34,332
Commitments and contingencies (Note 7)

Stockholders’ equity:
Convertible preferred stock, par value of $0.00001 per share; 42,505,697 and 80,104,464 shares authorized as of December 31, 2016 and 2017; 40,181,923 and 78,627,369 shares issued and outstanding as of December 31, 2016 and 2017 with aggregate liquidation preference of $501,410 as of December 31, 2017	179,997	499,974
Common stock, par value of $0.00001 per share; 69,012,466 and 111,853,396 shares authorized as of December 31, 2016 and 2017; 17,869,668 and 16,124,868 shares issued and outstanding as of December 31, 2016 and 2017	—	—
Additional paid-in capital	7,410	4,900
Accumulated other comprehensive loss	(86)	(532)
Accumulated deficit	(107,625)	(195,736)
Total stockholders’ equity	79,696	308,606
Total liabilities and stockholders’ equity	$116,565	$342,938

The accompanying notes are an integral part of these financial statements.

Guardant Health, Inc.

Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,
	2016	2017
Revenue:
Precision oncology testing	$24,496	$42,088
Development services	753	7,754
Total revenue	25,249	49,842
Costs and operating expenses:
Cost of precision oncology testing	22,065	28,883
Cost of development services	59	2,735
Research and development expense	10,859	25,562
Sales and marketing expense	26,192	32,497
General and administrative expense	9,921	36,777
Total costs and operating expenses	69,096	126,454
Loss from operations	(43,847)	(76,612)
Interest income	733	2,234
Interest expense	(3,018)	(2,702)
Loss on debt extinguishment	—	(5,075)
Other income (expense), net	(1)	(1,059)
Loss before provision for income taxes	(46,133)	(83,214)
Provision for income taxes	6	7
Net loss	$(46,139)	$(83,221)
Deemed dividend related to repurchase of Series A convertible preferred stock	—	(4,716)
Deemed dividend related to change in conversion rate of Series D convertible preferred stock	—	(1,058)
Net loss attributable to common stockholders	$(46,139)	$(88,995)
Net loss per share attributable to common stockholders, basic and diluted	$(2.61)	$(5.22)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,692	17,054
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(1.14)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		78,316

The accompanying notes are an integral part of these financial statements.

Guardant Health, Inc.

Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,
	2016	2017
Net loss	$(46,139)	$(83,221)
Other comprehensive loss, net of tax impact:
Unrealized loss on available-for-sale securities	(76)	(446)
Comprehensive loss	$(46,215)	$(83,667)

The accompanying notes are an integral part of these financial statements.

Guardant Health, Inc.

Statements of Stockholders’ Equity
(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2015	34,821,414	$139,948	17,768,839	$—	$4,990	$(10)	$(61,486)	$83,442
Issuance of Series D convertible preferred stock, net of issuance cost of $30	5,360,509	40,049	—	—	—	—	—	40,049
Issuance of common stock upon exercise of stock options	—	—	179,846	—	266	—	—	266
Issuance of common stock upon exercise of warrants	—	—	2,154	—	—	—	—	—
Issuance of common stock upon early exercise of stock options	—	—	2,500	—	—	—	—	—
Vesting of common stock exercised early	—	—	—	—	283	—	—	283
Repurchase of common stock	—	—	(83,671)	—	(100)	—	—	(100)
Stock-based compensation	—	—	—	—	1,971	—	—	1,971
Other comprehensive loss, net of tax impact	—	—	—	—	—	(76)	—	(76)
Net loss	—	—	—	—	—	—	(46,139)	(46,139)
Balance as of December 31, 2016	40,181,923	179,997	17,869,668	—	7,410	(86)	(107,625)	79,696
Cumulative effect adjustment for ASU 2016-09 adoption	—	—	—	—	174	—	(174)	—
Issuance of Series D convertible preferred stock in exchange for a technology license agreement	141,774	1,060	—	—	—	—	—	1,060
Issuance of Series E convertible preferred stock, net of issuance cost of $883	38,970,592	319,536	—	—	—	—	—	319,536
Repurchase of Series A convertible preferred stock	(666,920)	(619)	—	—	—	—	(4,716)	(5,335)
Issuance of common stock upon exercise of stock options	—	—	464,851	—	753	—	—	753
Issuance of common stock upon exercise of warrants	—	—	120,674	—	12	—	—	12
Vesting of common stock exercised early	—	—	—	—	103	—	—	103
Repurchase of common stock	—	—	(2,330,325)	—	(7,222)	—	—	(7,222)
Stock-based compensation	—	—	—	—	3,670	—	—	3,670
Other comprehensive loss, net of tax impact	—	—	—	—	—	(446)		(446)
Net loss	—	—	—	—	—	—	(83,221)	(83,221)
Balance as of December 31, 2017	78,627,369	$499,974	16,124,868	$—	$4,900	$(532)	$(195,736)	$308,606

The accompanying notes are an integral part of these financial statements.

Guardant Health, Inc.

Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2016	2017
OPERATING ACTIVITIES:
Net loss	$(46,139)	$(83,221)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,693	5,206
Unrealized translation losses on obligation related to royalty	—	980
Non-cash stock-based compensation	1,971	3,670
Non-cash interest expense	1,024	685
Loss on debt extinguishment	—	5,075
Amortization of premium or discounts on marketable securities	287	359
Changes in operating assets and liabilities:
Accounts receivable	(2,786)	(9,292)
Inventory	(351)	(4,518)
Prepaid expenses and other current assets	(610)	30
Other assets	12	(883)
Accounts payable	2,145	1,250
Accrued compensation	1,374	2,348
Accrued expenses and other current liabilities	508	4,657
Deferred rent	467	204
Deferred revenue	1,695	1,215
Net cash used in operating activities	(36,710)	(72,235)

INVESTING ACTIVITIES:
Purchase of marketable securities and repurchase agreements	(341,415)	(236,835)
Maturity of marketable securities and repurchase agreements	369,383	75,402
Purchase of property and equipment	(1,766)	(6,681)
Payment in connection with a license agreement	—	(2,302)
Net cash provided by (used in) investing activities	26,202	(170,416)

FINANCING ACTIVITIES:
Payment related to settlement of debt and buyout of royalty obligations	(379)	(25,844)
Payments made on capital lease obligations	4	(244)
Proceeds from issuance of convertible preferred stock, net of issuance costs	40,049	319,536
Proceeds from issuance of common stock upon exercise of stock options	266	753
Proceeds from issuance of common stock upon the exercise of warrants	—	12
Repurchase of convertible preferred stock	—	(5,335)
Repurchase of common stock	(100)	(7,222)

Net cash provided by financing activities	39,840	281,656
Net increase in cash, cash equivalents and restricted cash	29,332	39,005
Cash, cash equivalents and restricted cash - Beginning of period	4,259	33,591
Cash, cash equivalents and restricted cash - End of period	$33,591	$72,596
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$2,243	$1,339
Cash paid for income taxes	$14	$26
Supplemental Disclosures of Noncash Investing and Financing Activities:
Capitalized license fees financed through future royalty payment	$—	$6,302
Issuance of Series D convertible preferred stock in exchange for a technology license agreement	$—	$1,060
Increase in purchases of property and equipment included in accounts payable	$34	$591
Vesting of common stock exercised early	$283	$103
Property and equipment acquired under capital leases	$468	$346

The accompanying notes are an integral part of these financial statements.

Guardant Health, Inc.

Notes to Financial Statements

1.	Description of Business
Guardant Health, Inc. (the “Company”) is a leading precision oncology company focused on helping conquer cancer globally through use of its proprietary blood tests, vast data sets and advanced analytics. The key to conquering cancer is unprecedented access to its molecular information throughout all stages of the disease, which it enables by a routine blood draw, or liquid biopsy. The Guardant Health Oncology Platform is designed to leverage the Company’s capabilities in technology, clinical development, regulatory, reimbursement and commercial adoption to improve patient clinical outcomes, lower healthcare costs and accelerate biopharmaceutical drug development. In pursuit of its goal to manage cancer across all stages of the disease, it has launched multiple liquid biopsy-based tests, Guardant360 and GuardantOMNI for advanced stage cancer patients, which fuel its development programs for recurrence and early detection, LUNAR-1 and LUNAR-2, respectively. Guardant360, which the Company launched in 2014, has been used by oncologists, biopharmaceutical companies and National Comprehensive Cancer Network cancer centers. GuardantOMNI, purpose-built comprehensive genomic profiling tool to enable the Company’s biopharmaceutical customers to accelerate clinical development programs in both the immuno-oncology and targeted therapy areas, was launched in 2017.
The Company was incorporated in Delaware in December 2011 and is headquartered in Redwood City, California.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
The Company believes that its existing cash and cash equivalents and marketable securities at December 31, 2017 will be sufficient to allow the Company to fund its current operating plan through at least a period of one year after the date the financial statements are issued. As the Company continues to incur losses, its transition to profitability is dependent upon a level of revenues adequate to support the Company’s cost structure. If the Company’s transition to profitability is not consistent with its current operating plan, the Company may have to seek additional capital.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Estimates are used in several areas including, but not limited to, best estimate of selling price used in the accounting for multiple-element revenue arrangements, estimation of potential credit losses on accounts receivable, the valuation of inventory, recovery of long-lived assets, stock-based compensation, fair value of common stock and warrants, contingencies, the provision for income taxes, including related reserves, among others. These estimates generally involve complex issues and require judgments, involve the analysis of historical results and prediction of future trends, can require extended periods of time to resolve and are subject to change from period to period. Actual results may differ materially from management’s estimates.
Segment Information
The Company has one reportable segment: delivering precision oncology testing and development services. The Company’s chief operating decision makers (the “CODM”), the Chief Executive Officer, and the President and Chief Operating Officer, manage the Company’s operations on an aggregate basis for purposes of allocating resources.

Cash and Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid investments with original maturities at the time of purchase of three months or less. Cash equivalents include bank demand deposits and money market accounts that invest primarily in U.S. government-backed securities and treasuries. Cash equivalents are carried at cost, which approximates their fair value.
Restricted cash consists of deposits related to the Company’s corporate credit card. The Company did not have any restricted cash as of December 31, 2016. Restricted cash balance as of December 31, 2017 was $316,000, which is included in other assets in the accompanying balance sheets.
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	December 31,
	2016	2017
	(in thousands)
Cash and cash equivalents	$33,591	$72,280
Restricted cash	—	316
Total cash and cash equivalents and restricted cash	$33,591	$72,596

Marketable Securities
Marketable securities consist primarily of high-grade corporate bonds, commercial papers and certificates of deposit with third parties. Marketable securities with original maturities at the time of purchase between three and twelve months from balance sheet dates are classified as short-term marketable securities and those with maturities over twelve months from balance sheet dates are classified as long-term marketable securities. The Company classifies all marketable securities as available-for-sale, which are recorded at fair value. Unrealized gains and losses are included in accumulated other comprehensive loss in stockholders’ equity. Any premium or discount arising at purchase is amortized or accreted to interest income or expense. Realized gains and losses and declines in value, if any, judged to be other than temporary on available‑for‑sale securities are reported in other income (expense), net. When securities are sold, any associated unrealized gain or loss initially recorded as a separate component of stockholders’ equity is reclassified out of stockholders’ equity on a specific‑identification basis and recorded in earnings for the period.
The Company periodically evaluates whether declines in fair values of its marketable securities below their book value are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as the Company’s ability and intent to hold the marketable security until a forecasted recovery occurs. Additionally, the Company assesses whether it has plans to sell the security or it is more likely than not it will be required to sell any marketable securities before recovery of its amortized cost basis. Factors considered include quoted market prices, recent financial results and operating trends, implied values from any recent transactions or offers of investee securities, credit quality of debt instrument issuers, other publicly available information that may affect the value of the marketable security, duration and severity of the decline in value, and management’s strategy and intentions for holding the marketable security. To date, the Company has not recorded any impairment charges on its marketable securities related to other-than-temporary declines in market value.
Concentration of Risk
The Company is subject to credit risk from its portfolio of cash equivalents held at one commercial bank and investments in marketable securities. The Company limits its exposure to credit losses by investing in money market funds through a U.S. bank with high credit ratings. The Company’s cash may consist of deposits held with banks that may at times exceed federally insured limits, however, its exposure to credit risk in the event of default by the financial institution is limited to the extent of amounts recorded on the balance sheets. The Company performs evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure.
The Company also invests in investment‑grade debt instruments and has policy limits for the amount it can invest in any one type of security, except for securities issued or guaranteed by the U.S. government. The goals of the Company’s investment policy, in order of priority, are as follows: safety and preservation of principal and diversification of risk; liquidity of investments sufficient to meet cash flow requirements; and a competitive after‑tax rate of return. Under its investment policy, the Company limits amounts invested in such securities by credit rating, maturity, investment type and issuer, as a result, the Company is not exposed to any significant concentrations of credit risk from these financial instruments.
The Company is also subject to credit risk from its accounts receivable. The majority of the Company’s accounts receivable arises from the provision of precision oncology services in the United States and are primarily with biopharmaceutical companies with high credit ratings. The Company has not experienced any material losses related to receivables from individual customers, or groups of customers. The Company does not require collateral. Accounts receivable are recorded at the invoiced amount and do not bear interest.
Significant customers are those which represent more than 10% of the Company’s total revenue or accounts receivable balance at each respective balance sheet date. For each significant customer, revenue as a percentage of revenue and accounts receivable as a percentage of accounts receivable are as follows:

	Revenue		Accounts Receivable
	December 31,		December 31,
	2016	2017	2016	2017
Customer A	19%	13%	*	*
Customer B	*	13%	34%	24%
Customer C	*	*	*	23%
Customer D	*	*	*	13%
Customer E	*	*	17%	10%
Customer F	*	*	12%	*

*	less than 10%
Accounts Receivable
Accounts receivable represent valid claims against biopharmaceutical companies, research institutes and international distributors. The Company evaluates the collectability of its accounts receivable and provides for an allowance for potential credit losses based on management’s best estimate of the amount of probable credit losses. As of December 31, 2016 and 2017, the Company had no allowance for doubtful accounts.
Inventory
Inventories are stated at the lower of cost or market on a first-in, first-out basis. Inventory consisted entirely of supplies, which are consumed when providing liquid biopsy tests, and therefore the Company does not maintain any finished goods inventory.
In order to assess the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements compared to current or committed inventory levels. The Company periodically reviews its inventories for excess or obsolescence and writes-down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual net realizable value is less than that estimated by the Company, or if it is determined that inventory utilization will further diminish based on estimates of demand, additional inventory write-downs may be required. Amounts written-down due to unmarketable inventory are recorded in cost of precision oncology testing.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed over estimated useful lives of the related assets using the straight-line method. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the remaining term of the lease, whichever is shorter. The Company periodically reviews the depreciable lives assigned to property and equipment placed in service and changes the estimates of useful lives, if necessary. Maintenance and repairs are expensed as incurred.
Estimated useful lives for property and equipment are as follows:

Property and Equipment	Estimated Useful Life
Research equipment	3 – 5 years
Furniture and fixtures	7 years
Computer equipment	3 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Obligation Related to Royalty
Certain of the Company’s asset acquisitions involve the potential for future payment of consideration that is contingent upon the royalty payments due on future product sales, subject to annual minimums. The fair value of such liabilities is determined at the acquisition date using unobservable inputs. These inputs include the estimated amount and timing of projected cash flows and the risk-adjusted discount rate used to present value the cash flows.
Impairment for Long-Lived Assets
The Company evaluates long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.
Revenue Recognition
The Company derives revenue from the provision of precision oncology testing services provided to its ordering physicians and biopharmaceutical customers, as well as from biopharmaceutical research and development services provided to its biopharmaceutical customers. Precision oncology services include genomic profiling and the delivery of other genomic information derived from the Company’s platform. Development services include the development of new platforms and information solutions, including companion diagnostic development and laboratory services. The Company currently receives payments from commercial third-party payers, certain hospitals and oncology centers and individual patients, as well as biopharmaceutical companies and research institutes.
The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. Criterion (i) is satisfied when the Company has an arrangement or contract in place. Criterion (ii) is satisfied when the Company delivers a test report corresponding to each sample, without further commercial obligations. Determination of criteria (iii) and (iv) are based on management’s judgments regarding whether the fee is fixed or determinable, and whether the collectability of the fee is reasonably assured. The Company recognizes revenue from the sale of its precision oncology tests for clinical customers, including certain hospitals, cancer centers, other institutions and patients, at the time results of the test are reported to physicians, if criteria (i) through (iv) above are met. The Company recognizes revenue on a cash basis when it cannot conclude that criteria (iii) and (iv) have been met. Most of precision oncology tests requested by clinical customers are sold without a contracted engagement with a third-party payer; therefore, the Company experiences significant variability in collections and does not have sufficient history to establish a predictable pattern of payment. Because the price is not fixed or determinable and collectability is not reasonably assured, the Company recognizes revenue on a cash basis for sales of its liquid biopsy tests to clinical customers where collection depends on a third-party payer or the individual patient. The Company uses judgment in its assessment of whether the fee is fixed or determinable and whether collectability is reasonably assured in determining when to recognize revenue. Accordingly, the Company expects to recognize revenue on a cash basis for these clinical customers until it has sufficient history to reliably estimate payment patterns. The Company’s precision oncology information services are delivered electronically, and as such there are no shipping or handling fees incurred by the Company or billed to customers.
Revenue from sales of the Company’s tests to biopharmaceutical customers are based on a negotiated price per test or on the basis of an agreement to provide certain testing volume, data access or biopharmaceutical research and development services over a defined period. The Company recognizes revenue upon delivery of the test results, or over the period in which biopharmaceutical research and development services are provided, as appropriate.
Multiple-element arrangements
The Company performs development services for its biopharmaceutical customers utilizing its precision oncology information platform. Contracts with biopharmaceutical customers are primarily analyzed as multiple-element arrangements given the nature of the service deliverables. For development services performed, the Company is compensated in various ways, including (i) through non-refundable regulatory and other developmental milestone payments; and (ii) through royalty and sales milestone payments. The Company performs development services as part of its normal activities. The Company records these payments as development services revenue in the statements of operations using a proportional performance model over the period which the unit of accounting is delivered or based on the level of effort expended to date over the total expected effort, whichever is considered the most appropriate measure of performance. For development of new products or services under these arrangements, costs incurred before technological feasibility is assured are included as research and development expenses in the Company’s statements of operations, while costs incurred thereafter are recorded as cost of development services.
The Company collaborates with pharmaceutical companies in the development and clinical trials of new drugs. As part of these collaborations, the Company provides services related to regulatory filings with the FDA to support companion diagnostic device submissions for the Company’s liquid biopsy panels. Under these collaborations the Company generates revenue from achievement of milestones, as well as provision of on-going support. These collaboration arrangements include no royalty obligations.
For revenue arrangements with multiple deliverables, the Company evaluates each deliverable to determine whether it qualifies as a separate unit of accounting. This determination is based on whether the deliverable has stand-alone value to the customer and whether a general right of return exists. In assessing whether an item has standalone value, the Company considers factors such as the research, development and commercialization capabilities of a third party and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the other party in the arrangement can use the other deliverables for their intended purpose without the receipt of the remaining elements, whether the value of the deliverable is dependent on the undelivered items and whether there are other vendors that can provide the undelivered elements.
The consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. The Company allocates the arrangement consideration following a hierarchy to determine the relative selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“BESP”) if neither VSOE nor TPE is available. The Company typically uses BESP to estimate the selling price, since it generally does not have VSOE or TPE of selling price for its units of accounting under multiple-element arrangements. In developing the BESP for a unit of accounting, the Company considers applicable market conditions and estimated costs. The Company validates the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting. The consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent upon future deliverables. The Company uses judgment in identifying the deliverables in its arrangements, assessing whether each deliverable is a separate unit of accounting and in determining the best estimate of selling price for certain deliverables. The Company also uses judgment in determining the period over which the deliverables are recognized in certain of its arrangements. Any amounts received that do not meet the criteria for revenue recognition are recorded as deferred revenue until such criteria are met.
The Company performed laboratory installation and maintenance services for one of its customers as part of a multiple-element arrangement entered into in 2017. The Company recognized certain revenue from its construction service deliverables in a multiple-element collaboration arrangement based on the completed-contract method. This method was used as the Company determined that it did not have the basis for estimating performance under the contract. Other construction service deliverables under that contract were recognized under the percentage-of-completion method due to the Company’s ability to make reasonably dependable estimates of the extent of progress toward contract completion. Construction services were completed in March 2018. The total contract value of this arrangement is $5.7 million. For the year ended December 31, 2017, the Company recognized approximately $5.1 million in revenue for this arrangement.
Milestones
The Company recognizes payments that are contingent upon achievement of a substantive milestone in their entirety in the period in which the milestone is achieved. Milestones are defined as events that can only be achieved based on the Company’s performance and there is substantive uncertainty about whether the event will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered substantive milestones. Further, the amounts received must relate solely to prior performance, be reasonable relative to all of the deliverables and payment terms within the agreement and commensurate with the Company’s performance to achieve the milestone after commencement of the agreement. Any contingent payment that becomes payable upon achievement of events that are not considered substantive milestones are allocated to the units of accounting previously identified at the inception of an arrangement when the contingent payment is received and revenue is recognized based on the revenue recognition criteria for each unit of accounting. Revenue from commercial milestone payments are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.
As of December 31, 2016 and 2017, the deferred revenue balance was $1.9 million and $3.1 million, respectively, each of which included $1.5 million related to GuardantOMNI panel collaboration development efforts to be recognized as the Company performs research and development in the future periods.
Costs of Precision Oncology Testing
Cost of precision oncology testing generally consists of cost of materials, direct labor including bonus, benefit and stock-based compensation, equipment and infrastructure expenses associated with processing liquid biopsy test samples (including sample accessioning, library preparation, sequencing, quality control analyses and shipping charges to transport blood samples), freight, curation of test results for physicians and license fees due to third parties. Infrastructure expenses include depreciation of laboratory equipment, rent costs, amortization of leasehold improvements and information technology costs. Costs associated with performing the Company’s tests are recorded as the tests are processed regardless of whether revenue was recognized with respect to that test. Royalties for licensed technology calculated as a percentage of revenues generated using the associated technology are recorded as expense at the time the related revenues are recognized. One-time royalty payments related to signing of license agreements or other milestones, such as issuance of new patents, are amortized to expense over the expected useful life of the patents.
Cost of Development Services
Cost of development service includes costs incurred for the performance of development services requested by the Company’s customers. For development of new products, costs incurred before technological feasibility has been achieved are reported as research and development expenses, while costs incurred thereafter are reported as cost of development services.
Research and Development Expenses
Research and development expenses are comprised of costs incurred to develop technology and include salaries and benefits, reagents and supplies used in research and development laboratory work, infrastructure expenses, including allocated facility occupancy and information technology costs, contract services and other outside costs. Research and development expenses also include costs related to activities performed under contracts with biopharmaceutical companies. Research and development costs are expensed as incurred. Payments made prior to the receipt of goods or services to be used in research and development are deferred and recognized as expense in the period in which the related goods are received or services are rendered. Costs to develop the Company’s technology capabilities are recorded as research and development unless they meet the criteria to be capitalized as internal-use software costs.
License Agreements
The Company has entered and may continue to enter into license agreements to access and utilize certain technology. In each case, the Company evaluates if the license agreement results in the acquisition of an asset or a business. To date none of the Company’s license agreements have been considered to be the acquisition of a business.
For asset acquisitions, the upfront payments to acquire such licenses, as well as any future milestone payments made before product approval, are evaluated for capitalization considering if the asset is related to research and development and/or has alternative future use. These license agreements may also include contingent consideration in the form of future cash milestone or royalty payments. The Company assesses whether such contingent consideration meets the definition of a derivative. To date, the Company has determined that such contingent consideration are not derivatives. The Company continuously reassesses this determination until such time that the contingency is met or expires.
Advertising
The Company expenses advertising costs as incurred. The Company incurred advertising costs of $597,000 and $290,000 for the years ended December 31, 2016 and 2017, respectively.
Stock‑Based Compensation
Stock‑based compensation related to stock options granted to the Company’s employees is measured at the grant date based on the fair value of the award. The fair value is recognized as expense over the requisite service period, which is generally the vesting period of the respective awards. No compensation cost is recognized on stock options for employees who do not render the requisite service and therefore forfeit their rights to the stock options. The Company uses the Black‑Scholes option‑pricing model to estimate the fair value of its stock options. The Black-Scholes option-pricing model requires assumptions to be made related to the estimated fair value of the Company’s common stock at the applicable measurement date, expected term of an award, expected volatility, risk-free rate and expected dividend yield.
The Company accounts for stock options issued to non-employees based on the estimated fair value at the grant date and re-measured at each reporting period using the Black-Scholes option-pricing model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in the Company’s statements of operations during the period that the related services are rendered.
In 2016, the Company recognized stock-based compensation expense net of estimated forfeiture activity, which is based on historical forfeiture rates. As of January 1, 2017, upon adoption of Accounting Standards Update (“ASU”) 2016 -09, Compensation – Stock Compensation (Topic 718), the Company elected to account for forfeitures as they occur rather than estimate expected forfeitures over the vesting period of the respective grant.
Income Taxes
Income taxes are recorded using an asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Tax benefits are recognized when it is more likely than not that a tax position will be sustained during an audit. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized.
The Company’s tax positions are subject to income tax audits. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in its tax provision. The Company evaluates uncertain tax positions on a regular basis. The evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of the audit, and effective settlement of audit issues. The provision for income taxes includes the effects of any accruals that the Company believes are appropriate, as well as the related net interest and penalties.
On December 22, 2017, the staff of the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the accounting implications of the U.S. federal tax reform enacted on December 22, 2017. SAB 118 allows a company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date (see Note 13).
Net Loss Per Share Attributable Common Stockholders
The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considers its convertible preferred stock to be participating securities. In the event a dividend is declared or paid on the Company’s common stock, holders of preferred stock are entitled to a share of such dividend in proportion to the holders of common stock on an as-if converted basis. Under the two-class method, basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Net loss attributable to common stockholders is determined by allocating undistributed earnings between common and preferred stockholders. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period determined using the treasury stock method. The net loss attributable to common stockholders was not allocated to the preferred stock under the two-class method as the preferred stock does not have a contractual obligation to share in the Company’s losses. For purposes of this calculation, convertible preferred stock, common stock warrants and stock options are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.
Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders
In contemplation of an initial public offering (“IPO”), the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017, which has been computed to give effect to (i) the conversion of all convertible preferred stock into shares of common stock as if the conversion had occurred as of the later of the beginning of the period or the original date of issuance; and (ii) the issuance of common stock upon the assumed exercise, for cash, of all outstanding common stock warrants prior to the completion of IPO. It also reflects the impact on the number of common stock shares caused by a change in the conversion ratio of Series D convertible preferred stock. The pro forma net loss per share attributable to common stockholders does not include proceeds to be received from nor does it include shares expected to be sold in the assumed IPO.
Recently Adopted Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (“ASU 2015-11”), which simplifies the subsequent measurement of inventory by replacing lower of cost or market test with a lower of cost and net realizable value test. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 affects reporting entities that measure inventory using first-in, first-out (FIFO) or average cost. This ASU is effective for the Company beginning in 2017 and did not result in a material impact on the Company’s financial statements and related disclosures.
In March 2016, FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting, which aims to simplify the accounting for share-based payment transactions, including accounting for income taxes, classification on the statement of cash flows, accounting for forfeitures and classification of awards as either liabilities or equity. This ASU is effective for the Company beginning in 2018, with early adoption permitted. The Company elected to early adopt the new guidance effective January 1, 2017 which required it to reflect any adjustments as of the beginning of the period. Upon adoption, the Company elected to account for forfeitures as they occur, rather than estimate expected forfeitures. The adoption of the new guidance resulted in net cumulative-effect adjustment of $174,000 increase to accumulated deficit as of January 1, 2017 and prior periods have not been adjusted.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which adds and clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires that amounts generally described as restricted cash or restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Both ASUs are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company early adopted both new guidance and has (i) included the restricted cash balance within cash and cash equivalents in its statements of cash flow for each of the periods presented; and (ii) classified cash payments for debt prepayment costs in cash outflows from financing activities during the year ended December 31, 2017.
Recent Accounting Pronouncements Not Yet Adopted
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC606”). The new standard is based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Since its initial release, the FASB has issued several amendments to the standard, which include clarification of accounting guidance related to identification of performance obligations, intellectual property licenses and principal vs. agent considerations. The new guidance and all subsequent amendments will be effective for the Company beginning on January 1, 2019 and may be applied using either the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. Early adoption is permitted.
The Company identified certain differences in accounting for revenue recognition as a result of developing an adoption plan for ASC 606. For precision oncology testing revenue, the Company identified a difference in accounting for certain revenue arrangements from the application of the new revenue accounting standard as compared to the previous revenue accounting standards. Historically, for certain clinical customers, the Company deferred revenue recognition until cash receipt when the price pursuant to the underlying customer arrangement was not fixed and determinable and collectability was not reasonably assured. Under the new standard, this is considered variable consideration. For these arrangements, the Company will record an estimate of the transaction price, subject to the constraint in the new standard for variable consideration, as revenue at the time of delivery. This estimate will be monitored in subsequent periods and adjusted as necessary based on actual collection experience. This will result in earlier revenue recognition as compared to previous revenue recognition. The Company is still in the process of quantifying the impact of new guidance on its financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets and eliminates certain real estate-specific provisions. The new guidance will be effective for the Company beginning in 2020, at which time, the new guidance will be adopted on a modified retrospective transition basis for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the impact of new guidance on its financial statements and anticipates the recognition of additional assets and corresponding liabilities on its balance sheet related to leases. The adoption of the standard is also expected to materially impact the Company’s financial statement disclosures related to leases.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available for sale debt securities. The new guidance is effective for the Company beginning in 2021, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

3.	Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consist of the following:

	December 31,
	2016	2017
	(in thousands)
Machinery and equipment	$9,620	$15,676
Computer hardware	1,409	1,939
Leasehold improvements	6,682	6,766
Furniture and fixtures	1,338	1,347
Computer software	71	655
Construction in progress	—	349
Property and equipment, gross	19,120	26,732
Less: accumulated depreciation and amortization	(6,486)	(10,696)
Property and equipment, net	$12,634	$16,036

Depreciation and amortization expense related to property and equipment was $3.6 million and $4.2 million for the years ended December 31, 2016 and 2017, respectively.
As of December 31, 2016 and 2017, total property and equipment financed under capital leases was $713,000 and $1.1 million, net of accumulated amortization of $122,000 and $349,000, respectively. For the years ended December 31, 2016 and 2017, amortization expense related to total property and equipment financed under capital leases was $66,000 and $228,000, respectively.

Accrued Expenses
Accrued expenses consist of the following:

	December 31,
	2016	2017
	(in thousands)
Accrued royalty obligations	$55	$766
Accrued litigation settlement expense	—	3,000
Accrued legal expenses	354	561
Accrued tax liabilities	345	905
Accrued information technology expenses	56	316
Accrued professional services	475	336
Other	509	522
Total accrued expenses	$1,794	$6,406

4.	Fair Value Measurements, Cash Equivalents and Marketable Securities
Financial instruments consist of cash equivalents, marketable securities, prepaid expenses and other current assets, accounts payable, accrued expenses and debt. Cash equivalents and marketable securities are stated at fair value. Prepaid expenses and other current assets, accounts payable and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.
Fair value is defined as the exchange price that would be received from sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The identification of market participant assumptions provides a basis for determining what inputs are to be used for pricing each asset or liability. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
A fair value hierarchy has been established which gives precedence to fair value measurements calculated using observable inputs over those using unobservable inputs. This hierarchy prioritized the inputs into three broad levels as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used in such measurements were as follows:

	December 31, 2016
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Money market funds	$32,297	$32,297	$—	$—
Corporate bonds	525	—	525	—
Total cash equivalents	32,822	32,297	525	—

Corporate bond	61,515	—	61,515	—
Certificates of deposit	150	—	150	—
Total short-term marketable securities	61,665	—	61,665	—
Total	$94,487	$32,297	$62,190	$—

	December 31, 2017
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Money market funds	$33,485	$33,485	$—	$—
Total cash equivalents	33,485	33,485	—	—

Corporate bonds	48,075	—	48,075	—
U.S. government debt securities	100,965	—	100,965	—
Total short-term marketable securities	149,040	—	149,040	—

Corporate bonds	6,698	—	6,698	—
U.S. government debt securities	66,556	—	66,556	—
Total long-term marketable securities	73,254	—	73,254	—
Total	$255,779	$33,485	$222,294	$—

The Company measures the fair value of money market funds based on quoted prices in active markets for identical securities. Corporate bonds and U.S. government debt securities are valued taking into consideration valuations obtained from third-party pricing services. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads; benchmark securities; prepayment/default projections based on historical data; and other observable inputs.
The significant unobservable inputs used in the fair value measurement of the Company’s obligation related to royalty include the estimated amount and timing of projected cash flows, and the risk-adjusted discount rate used to present value the cash flows. The use of different inputs in the valuation of the obligation related to royalty could result in materially different fair value estimates.
There were no transfers between Level 1, Level 2 and Level 3 during the periods presented.

The Company’s term loan and royalty obligations are measured at fair value on a non-recurring basis. The fair value of the term loan and royalty obligations is estimated based upon the achievement of certain revenue targets over the life of the contract. The fair value of the liability was determined using valuation methodologies such as the discounted cash-flow model, with significant Level 3 inputs that included discount rate, projected revenues and projected royalty payments. The carrying value of the Company’s term loan and royalty obligations approximate its fair value as the stated interest rate approximates market rates. As further disclosed in Note 6, the Company paid off the outstanding principle balance and interest on its term loan and exercised its buyout option of the associated royalty obligation prior to its maturity in June 2017, and recognized loss on debt extinguishment of $5.1 million in the accompanying statements of operations.
Cash Equivalents and Marketable Securities
The following tables summarizes the Company’s cash equivalents and marketable securities’ amortized costs, gross unrealized gains, gross unrealized losses and estimated fair values by significant investment category:

	December 31, 2016
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(in thousands)
Money market fund	$32,297	$—	$—	$32,297
Corporate bond	62,126	10	(96)	62,040
Certificates of deposit	150	—	—	150
Total	$94,573	$10	$(96)	$94,487

	December 31, 2017
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(in thousands)
Money market fund	$33,485	$—	$—	$33,485
Corporate bond	54,878	—	(105)	54,773
U.S. treasury securities	167,947	—	(426)	167,521
Total	$256,310	$—	$(531)	$255,779

There have been no material realized gains or losses on marketable securities for the periods presented. None of the Company’s investments in marketable securities has been in an unrealized loss position for more than one year. The Company determined that it did have the ability and intent to hold all marketable securities that have been in a continuous loss position until maturity or recovery, thus there has been no recognition of any other-than-temporary impairment in the year ended December 31, 2017. The maturities of the Company’s long-term marketable securities generally range from 1.0 to 1.6 years from December 31, 2017.

5.	Patent License Agreement
In January 2017, the Company entered into a license agreement with a biotechnology company for an exclusive, non-transferable right to use proprietary technology related to high-throughput screening and identification of mutations in targeted gene sequences. The terms of the license agreement included (i) a one-time upfront payment of €1.0 million; (ii) issuance of 141,774 shares of Series D convertible preferred stock; (iii) a milestone payment of €1.0 million associated with the achievement of a specified milestone event; and (iv) future royalty payments at the minimum of €13.4 million in the aggregate based on annual net sales in which the licensed technology are used. The Company made a one-time upfront payment of $1.1 million in January 2017 and a milestone payment of $1.2 million in August 2017 upon achievement of the specified milestone event. The Series D convertible preferred stock issued under the license agreement had a fair value of $1.1 million on the date of issuance. The transaction was treated as an acquisition of an asset and the Company capitalized the upfront payment, milestone payments and fair value of Series D convertible preferred stock in addition to license fees of $6.3 million related to the future minimum royalty payments discounted to the present value. The Company recorded the obligation at the estimated present value of the future payments using a discount rate of 15% (Level 3 input), the Company’s estimate of its effective borrowing rate for similar obligations.
As of December 2017, unamortized capitalized license fees plus one-time upfront and milestone payments totaled $8.7 million, which will be amortized over the remaining useful life of 9.0 years. For the year ended December 31, 2017, amortization of capitalized license fees plus one-time upfront and milestone payments totaled $925,000.

6.	Senior Term Loan and Royalty Purchase Agreement
In 2015, the Company entered into a credit agreement with a financial institution for a senior term loan (the “Credit Agreement”). The Credit Agreement provided for up to $40.0 million in borrowing capacity. The Company borrowed $20.0 million on the effective date of the Credit Agreement. The Credit Agreement provided for an interest rate equal to the greater of (i) three-month LIBOR or (ii) 1% per annum plus 8.75% on the outstanding balance of the term loan not exceeding $20.0 million.
Concurrent with the Credit Agreement, the Company also entered into a Royalty Purchase Agreement (the “Royalty Agreement”) with the same financial institution, which obligated the Company to make quarterly royalty payments of (i) 1.5% applied to total Company fiscal year revenues of up to $50 million and (ii) 2.45% applied to fiscal year revenues in excess of $50 million. The Royalty Agreement includes a buyout option, by which the Company had the right, exercisable in its sole discretion, to buy out the obligation to make future royalty payments. The price of this buyout option is calculated based on a table with axes of principal balance outstanding and time, less the cumulative sum of royalty payments at the time the buy-out option is exercised.
The Company estimated an effective interest rate of 15.63% per annum for the Credit Agreement based on interest rate derived from a set of benchmark public companies, each with debt borrowings of comparable terms and timing. The Company estimated the fair value of the loan and royalty liabilities based on the present value of cash flows under the Credit and Royalty Agreements, taking into consideration the Company’s actual and forecasted revenues, the estimated probability of royalty buyout in 2017, and the related interest, royalty and principal payments under the agreements. As of December 31, 2016, the Company recorded a long-term debt balance of $16.5 million and a short-term royalty obligation of $4.0 million as a result of the expected royalty buyout that occurred in 2017.
In June 2017, the Company exercised its prepayment right under the Credit Agreement and repaid the outstanding principal balance of $19.8 million and accrued interest of $0.7 million. The prepayment option also required the Company to pay a prepayment penalty of $1.5 million. Concurrent with the early repayment of the senior term loan, the Company also excised its royalty buyout option for $4.5 million. The transaction was accounted for as a debt extinguishment. The net carrying amount of the debt and royalty liabilities immediately before the extinguishment was $20.7 million. As a result, the difference between the reacquisition price and the net carrying amount of $5.1 million was recorded as loss on debt extinguishment in the accompanying statements of operations.

7.	Commitments and Contingencies
Operating Leases
In December 2014, the Company entered into a non-cancelable lease for laboratory and office space that the Company currently occupies in Redwood City, California. In October 2017, the Company entered into certain amendments to expand the leased premises and extend the lease term through December 2026. The Company recognizes rent expense on a straight-line basis over the lease period. Incentives granted under the Company’s facilities lease, including allowances to fund leasehold improvements and rent holidays, are recognized as reductions to rental expense on a straight-line basis over the term of the lease. The Company does not assume renewals in its determination of the lease term unless they are deemed to be reasonably assured at the inception of the lease and begins recognizing rent expense on the date that it obtains the legal right to use and control the leased space. Deferred rent consists of the difference between cash payments and the rent expense recognized.  Where leases contain escalation clauses, the Company considers them in the determination of straight-line rent expense over the lease term. Rent expense for the facility leases was $765,000 and $1.8 million for the years ended December 31, 2016 and 2017.
As of December 31, 2017, future minimum payments under the non-cancelable operating lease are as follows:

Year Ending December 31,
(in thousands)
2018	$3,180
2019	3,909
2020	5,243
2021	5,357
2022	5,556
2023 and thereafter	21,891
Total	$45,136

Capital Leases
In September 2016 and April 2017, the Company entered into capital lease arrangements to finance the purchase of manufacturing equipment of $554,000 and $346,000, respectively. Both lease agreements have a contractual term of four years and do not include any bargain purchase option at the end of the lease term.
As of December 31, 2017, future minimum capital lease payments are as follows:

Year Ending December 31,
(in thousands)
2018	$306
2019	298
2020	226
2021	35
Total minimum capital lease payments	865
Less: amount representing interest	(206)
Present value of net minimum capital lease payments	659
Less: current installments of obligations under capital lease	(199)
Obligations under capital lease, excluding current installments	$460

License Agreements
The Company has patent license agreements with four separate parties. Under these agreements, the Company has made one-time and milestone license fee payments, which it has capitalized and is amortizing to expense ratably over the useful life of the underlying patent(s). Under certain of these agreements, the Company is obligated to pay aggregate royalties ranging from 2.5% to 3.0% of sales in which the patents are used in the product or service sold, subject to minimum annual royalties or fees in certain agreements.

For the years ended December 31, 2016 and 2017, the Company recognized royalty expenses of $0.7 million and $1.1 million, respectively, or 3% of precision oncology testing revenue in each year, which were included in cost of precision oncology testing on the accompanying statements of operations. As of December 31, 2017, future minimum royalty payments are due as follows regardless of sales amounts:

Year Ending December 31,
(in thousands)
2018	$1,200
2019	1,500
2020	1,500
2021	1,500
2022	1,800
2023 and thereafter	7,800
Total future minimum royalty payments	15,300
Less: amount representing interest	(7,592)
Present value of future minimum royalty payments	$7,708

Indemnification Agreements
The Company has entered into indemnification agreements with certain directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no such matters have arisen and the Company does not believe that the outcome of any claims under indemnification arrangements will have a material adverse effect on its financial positions, results of operations or cash flows. Accordingly, the Company has not recorded a liability related to such indemnifications as of December 31, 2017.
Legal Proceedings
The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees and other directly related costs expected to be incurred.
In May 2016, Foundation Medicine, Inc. (“Foundation Medicine”) filed a lawsuit for patent infringement against the Company in the United States District Court for the Eastern District of Texas, alleging that the Company infringed Foundation Medicine’s patent relating to its tissue biopsy assay technology and seeking compensatory damages and attorneys’ fees. The Company filed three petitions for inter partes review (“IPR”) with the Patent Trial and Appeal Board (“PTAB”) at the U.S. Patent Office, challenging the patentability of Foundation Medicine’s patent. In June 2017, the parties agreed to transfer the lawsuit from the Eastern District of Texas to the District of Delaware. All three IPRs were instituted by the PTAB and final decisions are expected in October 2018 for the first-filed IPR and in November 2018 for the remaining two IPRs. All claims in the asserted patent are either subject to the IPRs or have been withdrawn from Foundation Medicine’s lawsuit. In February 2018, the case was stayed in part, allowing for completion of limited outstanding discovery, pending resolution of the IPRs. In July 2018, the Company reached an agreement with Foundation Medicine to settle the lawsuit and resolve the IPRs. As part of the settlement agreement, which was accepted by the PTAB in July 2018, the Company made a one-time payment of $3.0 million to Foundation Medicine. The Company recorded $3.0 million as litigation settlement expense, a component of general and administrative expenses, at December 31, 2017.

In November 2017, the Company filed separate lawsuits against Personal Genome Diagnostics, Inc. (“Personal Genome Diagnostics”) and Foundation Medicine in the United States District Court for the District of Delaware, alleging that each has infringed a patent relating to our Digital Sequencing technology. The Company subsequently amended its original complaints in each case to assert infringement of three additional patents relating to its Digital Sequencing technology. In each lawsuit, the Company is seeking compensatory damages, injunctive relief and attorneys’ fees. Personal Genome Diagnostics and Foundation Medicine have asserted counterclaims of patent invalidity and non-infringement. In March 2018, Personal Genome Diagnostics filed two petitions for post-grant review with the PTAB, challenging the patentability of two of the asserted patents. Prior to reaching a decision on the merits, the post-grant review petitions were dismissed with prejudice in July 2018.

8.	Common Stock
Common stockholders are entitled to dividends if and when declared by the Company’s Board of Directors (the “Board of Directors”) subject to the prior rights of the preferred stockholders. As of December 31, 2017, no dividends on common stock had been declared by the Board of Directors.
Common stock has been reserved for the following potential future issuances:

	December 31,
	2016	2017
Conversion of outstanding convertible preferred stock	40,181,923	78,970,767
Shares underlying outstanding stock options	4,868,885	10,017,897
Shares available for future stock option grants	947,900	2,302,241
Exercise and conversion of preferred stock warrants	10,351	10,351
Exercise of common stock warrants	545,922	425,248
Total	46,554,981	91,726,504

Repurchase of Common Stock
During year ended December 31, 2016, the Company repurchased 25,947 shares of outstanding common stock from certain employees at $7.47 per share for a total of $194,000. These shares were repurchased at a price that exceeded the fair value of the shares. The difference between the repurchase amount and the fair value of these shares were recorded as compensation expense of $124,000.
In July 2017, the Company repurchased 2,152,431 shares of outstanding common stock from certain executive officers considered to be related parties for $16.3 million. In August 2017, the Company repurchased 177,894 shares of outstanding common stock from certain executive and non-executive employees for $1.6 million. These shares were repurchased at a price in excess of the then-current fair value of the shares. The difference between the repurchase amount and the fair value of repurchased shares of $10.7 million were recorded as cash-based compensation expense in the accompanying statement of operations. The common stock repurchased by the Company was retired immediately thereafter.

9.	Warrants
In connection with a bank loan agreement with a financial institution in September 2013, the Company issued warrants to purchase 5,386 shares of Series A convertible preferred stock at an exercise price of $0.93 per share. In October 2014, the Company issued additional warrants to the same financial institution to purchase 4,965 shares of Series B convertible preferred stock at an exercise price of $3.16 per share. Both preferred stock warrants expire in ten years from issuance and are outstanding as of December 31, 2017. These preferred stock warrants, if not previously exercised, will be converted to warrants to purchase common stock upon the consummation of an IPO.

In 2012, the Company issued to investors warrants to purchase 671,980 shares of common stock. The exercise price of the warrants is $0.10 per share and the warrants have a contractual term through September 2023. For the years ended December 31, 2016 and 2017, 2,154 and 120,674 shares, respectively, were issued upon the exercise of warrants. As of December 31, 2016 and 2017, warrants to purchase 545,922 and 425,248 shares of common stock, respectively, remained outstanding. These common stock warrants, if not previously exercised, will terminate upon the consummation of an IPO.

10.	Convertible Preferred Stock
In February and March 2016, the Company raised $40.1 million through the sale and issuance of 5,360,509 shares of Series D convertible preferred stock for $7.4767 per share.
In May 2017, the Company entered into the Series E convertible preferred stock purchase agreement with SoftBank Group Capital Limited (“SoftBank”) and certain of its existing stockholders.  Pursuant to the purchase agreement, the Company issued and sold an aggregate of 38,174,246 shares of Series E convertible preferred stock at a purchase price of $8.3936 per share, for an aggregate purchase price of $320.4 million.  The purchase agreement also provided that the Company would issue additional shares of Series E convertible preferred stock to the investors in such an amount as to cause SoftBank’s equity ownership in the Company to equal 35% of the Company’s outstanding fully-diluted capital stock measured 70 days after the initial closing.  The purpose of this gross-up was to enable the Company to engage in various repurchases of its equity from existing stockholders and still maintain SoftBank’s equity ownership at 35%. As a result, in July 2017, the Company repurchased an aggregate of 2,152,431 shares of common stock from certain of its directors and executive officers for a purchase price of $7.55424 per share, which represented a price equal to 90% of the original price per shares for the Series E convertible preferred stock.  The Company also engaged in a tender offer pursuant to which it repurchased 177,894 shares of common stock from certain employees at the same per share price paid for the Series E convertible preferred stock, and 666,920 shares of Series A convertible preferred stock from existing stockholders at a purchase price of $8.00 per share of Series A convertible preferred stock.  Following these repurchases, in October 2017, the Company issued an additional 796,346 shares of Series E convertible preferred stock to the Series E investors for a purchase price of $0.00001 per share pursuant to the terms of the gross up provision. The conversion price of Series E convertible preferred stock was adjusted as a result of the dilutive issuance of Series E convertible preferred stock under the gross up provision.
In 2017, in accordance with the certificate of incorporation then in effect, the Company adjusted the conversion price of Series D convertible preferred stock from $7.4767 per share to $7.2547 per share. The Company accounted for the transaction as a modification. A deemed dividend of $1.1 million, calculated as the additional 343,398 shares of common stock to be received upon the conversion of the Series D convertible preferred stock after the conversion ratio adjustment, multiplied by the then current fair value of the Company’s common stock, was reported as an increase to net loss attributable to common stockholders for the year ended December 31, 2017.
The Company’s convertible preferred stock consisted of the following:

	December 31, 2016
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
			(in thousands)
Series A	9,935,864	9,930,478	$9,217	$9,149
Series B	10,320,952	10,297,182	32,490	32,428
Series C	8,873,996	8,873,996	55,999	55,921
Series D	13,374,885	11,080,267	82,844	82,499
Total convertible preferred stock	42,505,697	40,181,923	$180,550	$179,997

	December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
			(in thousands)
Series A	9,935,864	9,263,558	$8,598	$8,531
Series B	10,320,952	10,297,182	32,490	32,428
Series C	8,873,996	8,873,996	55,999	55,921
Series D	11,222,041	11,222,041	83,904	83,559
Series E	39,751,611	38,970,592	320,419	319,535
Total convertible preferred stock	80,104,464	78,627,369	$501,410	$499,974

The Company’s convertible preferred stock has the following rights, preferences, privileges and restrictions:
Dividend Rights
The holders of convertible preferred stock are entitled to receive non-cumulative dividends as adjusted for stock splits, dividends, reclassifications or the like, prior and in preference to any declaration or payment of any dividends to the holders of common stock, when and if declared by the Board of Directors, at a rate of (i) $0.0557 per share of Series A; (ii) $0.189315 per share of Series B; (iii) $0.37863 per share of Series C; (iv) $0.448602 per share of Series D; and (v) $0.503616 per share of Series E, each as adjusted, per annum. No dividends have been declared or paid as of December 31, 2017.
Voting Rights
The holders of each share of convertible preferred stock are entitled to voting rights equal to the number of shares of common stock into which each share of convertible preferred stock could be converted.
In addition, so long as at least 20% of the Series A initially issued remain outstanding, the holders of Series A, voting together as a separate class, are entitled to elect one member of the Board of Directors. So long as at least 20% of the Series B initially issued remain outstanding, the holders of Series B, voting together as a separate class, are entitled to elect one member of the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect three members of the Board of Directors. The holders of convertible preferred stock and common stock, voting together as a single class on an as converted basis, are entitled to elect the remaining members of the Board of Directors.
Conversion Rights
Each share of convertible preferred stock is convertible to common stock, at the option of the holder, at any time after the date of issuance. Each share of convertible preferred stock automatically converts into that number of shares of common stock determined by dividing the applicable original issue price for such series by the applicable conversion price for such series. Each share is convertible upon the earlier of (i) immediately prior to the closing of an initial public offering of common stock provided that gross proceeds to the Company are not less than $250.0 million or (ii) the written request by the Company from the holders of a majority of the convertible preferred stock outstanding, except for Series C of which the vote of at least 60% of the outstanding shares of Series C convertible preferred stock is required. As of December 31, 2017, each share of convertible preferred stock is convertible into one share of common stock, except for Series D, which is convertible into approximately 1.0306 shares of common stock.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series E convertible preferred stock are entitled to receive, prior to and in preference to the other classes of convertible preferred stock or common stock, an amount equal to its original issue price, as adjusted for stock splits, stock dividends, reclassifications or the like, plus declared but unpaid dividends. If, upon occurrence of such an event, the assets and funds distributed among the holders of Series E convertible preferred stock are insufficient to permit the above payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of Series E in proportion to the full preferential amount each such holder is otherwise entitled to receive.
Upon completion of the distribution to Series E, the holders of Series A, Series B, Series C and Series D convertible preferred stock (collectively, the “junior preferred stock”), on a pari passu basis, are entitled to receive, prior to and in preference to holders of common stock, an amount equal to its original issue price, as adjusted for stock splits, stock dividends, reclassifications or the like, plus declared but unpaid dividends. If, upon occurrence of such an event, the assets and funds distributed among the holders of junior convertible preferred stock are insufficient to permit the above payment to such holders, then the assets and funds of the Company legally available for distribution to the junior preferred stock will be distributed ratably among the holders in proportion to the preferential amount each such holder is otherwise entitled to receive.
Following the above payments, the remaining assets and surplus funds of the Company, if any, will be distributed ratably among the holders of common stock based on the number of shares of common stock held.
For the purpose of determining the amount each holders of convertible preferred stock is entitled to receive with respect to a liquidation event, each series of convertible preferred stock should be deemed to have converted into shares of common stock if such holder would receive, in the aggregate, an amount greater than the amount that would be distributed if not converted.
Repurchase of Series A Convertible Preferred Stock
During the year ended December 31, 2017, the Company repurchased 666,920 shares of outstanding Series A convertible preferred stock at $8.00 per share for a total consideration of $5.3 million. The difference between the repurchase amount and the carrying value of these shares of $4.7 million was recorded as a deemed dividend in accumulated deficit on the accompanying statements of stockholders’ equity.

11.	Stock-Based Compensation
2012 Stock Plan
On June 12, 2012, the Board of Directors approved the 2012 Stock Plan (as amended and restated, the “2012 Plan”). Pursuant to the 2012 Plan, stock options, restricted shares, stock units and stock appreciation rights may be granted to employees, consultants and outside directors of the Company. Options granted may be either incentive stock options or nonstatutory stock options. As of December 31, 2017, 14,023,668 shares were approved and reserved under the 2012 Plan.
Stock options granted under the 2012 Plan may be incentive stock options (“ISOs”) or nonstatutory stock options (“NSOs”). ISOs may be granted only to the Company’s employees. NSOs may be granted to employees, directors and non-employees. Under the 2012 Plan, ISOs may be granted at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant, determined by the Board of Directors. NSOs may be granted at an exercise price of not less than 85% of the fair market value of the common stock on the date of grant, determined by the Board of Directors. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of an option will not be less than 110% of fair value. Options become exercisable and expire as determined by the Board of Directors, provided that the term of options may not exceed 10 years from the date of grant. Stock option agreements may provide for accelerated exercisability in the event of an optionee’s death, disability, retirement or other events.

Stock Option Activity
A summary of the Company’s stock option activity under the 2012 Plan and related information is as follows:

		Options Outstanding
	Shares Available for Grant	Shares Subject to Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in years)	(in thousands)
Balance as of December 31, 2015	2,429,644	3,526,361	$1.62	9.0	$3,654
Granted	(2,009,200)	2,009,200	2.69
Exercised	—	(182,346)	1.49
Canceled	484,330	(484,330)	1.90
Repurchase of early exercised shares	43,126	—
Balance as of December 31, 2016	947,900	4,868,885	2.05	8.6	3,325
Shares authorized	6,968,204	—
Granted	(6,350,888)	6,350,888	3.08
Exercised	—	(464,851)	1.66
Forfeited	737,025	(737,025)	2.56
Balance as of December 31, 2017	2,302,241	10,017,897	$2.68	7.2	$7,595
Vested and Exercisable as of December 31, 2017		2,887,762	$2.10	6.9	$3,855

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The total intrinsic value of the options exercised during the years ended December 31, 2016 and 2017 was $221,000 and $606,000, respectively.
The weighted-average grant date fair value of options granted during the years ended December 31, 2016 and 2017 was $1.71 and $2.14 per share, respectively.
Future stock-based compensation for unvested options granted to employees as of December 31, 2017 was $15.0 million, which is expected to be recognized over a weighted-average period of 2.9 years.
Stock‑Based Compensation Expense
The following table presents the effect of employee and non‑employee option-related stock‑based compensation expense:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of precision oncology testing	$225	$162
Research and development expense	479	507
Sales and marketing expense	1,031	80
General and administrative expense	236	2,921
Total stock-based compensation expense	$1,971	$3,670

Valuation of Stock Options
The grant date fair value of employee stock options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31,
	2016	2017
Expected term (in years)	6.02 – 6.43	6.02 – 6.08
Expected volatility	65.2% – 67.7%	74.1% – 75.1%
Risk-free interest rate	1.2% – 2.3%	1.9% – 2.2%
Expected dividend yield	—%	—%

The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of the Company’s common stock, as well as assumptions regarding a number of variables that are complex, subjective and generally require significant judgment to determine. The valuation assumptions were determined as follows:
Fair Value of Common Stock
The grant date fair value of the Company’s common stock has been determined by the Company’s Board of Directors with the assistance of management and an independent third-party valuation specialist. The grant date fair value of the Company’s common stock was determined using valuation methodologies which utilizes certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate and an assumption for a discount for lack of marketability (Level 3 inputs). In determining the fair value of the Company’s common stock, the methodologies used to estimate the enterprise value of the Company were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Expected Term
The expected term represents the period that the options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.
Expected Volatility
The Company derived the expected volatility from the average historical volatilities over a period approximately equal to the expected term of comparable publicly traded companies within its peer group that were deemed to be representative of future stock price trends as the Company does not have any trading history for its common stock. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.
Risk-Free Interest Rate
The risk-free interest rate is based on the U.S. Treasury rate, with maturities similar to the expected term of the stock options.
Expected Dividend Yield
The Company does not anticipate paying any dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero.

Valuation of Stock Option Grants to Non-Employees
Total options outstanding as of December 31, 2016 and 2017 includes 829,000 and 883,439 options, respectively, that were granted to non-employees, of which 300,000 and 250,000 were granted during the years ended December 31, 2016 and 2017, respectively. Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock option is earned and the services are rendered. The fair value of stock options granted to non-employees was estimated on the date of grant using the Black-Scholes option pricing model. The valuation assumptions used were substantially consistent with the assumption used to value the employee options with the exception of the expected term which was based on the contractual term of the award. The fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes options-pricing model with the following assumptions:

Year Ended December 31,
	2016	2017
Expected term (in years)	6.0 – 10.0	6.0 – 10.0
Expected volatility	66.2% – 69.5%	66.1% – 73.4%
Risk-free interest rate	1.2% – 2.3%	1.2% – 2.3%
Expected dividend yield	—%	—%

Stock-based compensation related to grant of options to non-employees for the years ended December 31, 2016 and 2017 was $237,000 and $380,000, respectively.
Liabilities for Early Exercise of Employee Options
The Company allowed certain stock option holders to exercise unvested options to purchase shares of common stock. Shares received from such early exercises are subject to repurchase in the event of the optionee’s employment termination, at the original issuance price, until the options are fully vested. As of December 31, 2016 and 2017, 55,211 and 25,210 shares of common stock were subject to repurchase at weighted-average prices of $1.94 and $2.08 per share, respectively. As of December 31, 2016 and 2017, the cash proceeds received for unvested shares of common stock recorded within other current and long term liabilities on the balance sheet were insignificant. The shares issued pursuant to unvested options have been included in shares issued and outstanding on the balance sheet and statement of stockholders’ equity as such shares are considered legally outstanding.

12.	Net Loss and Pro Forma Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of the basic and diluted net loss per share attributable to common stockholders:

	Year Ended December 31,
	2016	2017
	(in thousands, except per share data)
Net loss	$(46,139)	$(83,221)
Deemed dividend related to repurchase of Series A convertible preferred stock	—	(4,716)
Deemed dividend related to change in conversion rate of Series D convertible preferred stock	—	(1,058)
Net loss attributable to common stockholders, basic and diluted	$(46,139)	$(88,995)
Net loss per share attributable to common stockholders, basic and diluted	$(2.61)	$(5.22)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,692	17,054

Since the Company was in a loss position for all periods presented, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders, as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive. The following weighted-average common stock equivalents were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods presented as they had an anti-dilutive effect:

	Year Ended December 31,
	2016	2017
	(in thousands)
Convertible preferred stock (on an as if converted basis)	39,318	60,745
Stock options issued and outstanding	4,125	7,021
Preferred stock warrants (on an as if converted basis)	10	10
Common stock warrants	548	517
Common stock subject to repurchase	137	39
Total	44,138	68,332

Unaudited Pro Forma Net Loss Per Share
The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share attributable to common stockholders:

Year Ended December 31, 2017
(unaudited) (in thousands, except per share data)
Numerator:
Pro forma net loss attributable to common stockholders, basic and diluted	$(88,995)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,054
Weighted-average shares of common stock issued upon assumed conversion of convertible preferred stock in an IPO	60,745
Weighted-average shares of common stock issued upon assumed exercise of common stock warrants prior to an IPO	517
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	78,316
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(1.14)

13.	Income Taxes
The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Current:
Federal	$—	$—
State	6	7
Total current tax expense	6	7
Total provision for income taxes	$6	$7

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Deferred tax assets:
Net operating losses carryforwards	$24,261	$25,657
Property and equipment and intangible assets	6,812	10,436
Accruals and reserves	3,162	3,553
Debt issuance cost	2,227	—
Research and development credits	1,344	2,823
Stock-based compensation	557	727
Other	32	484
Total deferred tax asset	$38,395	$43,680
Deferred tax liabilities:
Property and equipment and intangible assets	$(130)	$—
Less: valuation allowance	(38,265)	(43,680)
Net deferred tax assets	$—	$—

The Company’s effective tax rates for the years ended December 31, 2016 and 2017 differ from the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Tax at the federal statutory rate	$(15,687)	$(28,293)
Other nondeductible items	360	371
Stock-based compensation	413	3,819
Research and development credits	(304)	(714)
Change in valuation allowance	16,640	5,415
State taxes, net of federal benefits	(1,224)	(1,868)
Change in tax rate due to Tax Act	—	21,346
Other	(192)	(69)
Total provision for income taxes	$6	$7

The Company’s actual tax expense differed from the statutory federal income tax expense using a tax rate of 34% for the years ended December 31, 2016 and 2017, primarily due to state income taxes, nondeductible expenses, research and development tax credits and the change in valuation allowance.
As of December 31, 2016 and 2017, the Company had a net operating loss carryforwards of $66.3 million and $107.3 million for federal purposes and $31.1 million and $46.9 million for state purposes, respectively which may be subject to limitations as described below. If not utilized, these carryforwards will begin to expire in 2031 for federal and 2020 for state purposes. Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal income tax law.
As of December 31, 2016 and 2017, the Company had research and development tax credit carryforwards for federal and state tax purposes of $768,000 and $1.5 million, and state research and development tax credit carryforwards of $872,000 and $1.7 million, respectively. The federal research and development tax credit carryforwards will expire at various dates beginning in the year 2032. The Company’s state research and development tax credit carryforwards do not expire.
Utilization of the net operating loss (“NOL”) carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOL carryforwards and credits before utilization. Current laws impose substantial restrictions on the utilization of NOL carryforwards and credits in the event of an “ownership change” within a three-year period as defined by the Internal Revenue Code Section 382 (“Section 382”). If there should be an ownership change, the Company’s ability to utilize its NOL carryforwards and credits could be limited. The Company has not performed a Section 382 analysis.
Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Due to the Company’s history of U.S. operating losses, the Company believes that the recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not more likely than not to be realized and, accordingly, have provided a full valuation allowance against net U.S. deferred tax assets. The net change in total valuation allowance is an increase of $16.6 million and $5.4 million for the years ended December 31, 2016 and 2017, respectively.
On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law. The new legislation decreases the U.S. corporate federal income tax rate from 35% to 21% effective January 1, 2018. The reduction in tax rate resulted in a provisional $21.3 million reduction in deferred tax assets which was off-set by a corresponding reduction in the valuation allowance.
The Tax Act also includes a number of other provisions including the elimination of loss carrybacks and limitations on the use of future losses, repeal of the Alternative Minimum Tax regime, and the introduction of a base erosion and anti-abuse tax. These provisions are not expected to have immediate effect on the Company.
SAB 118 provides a one-year measurement period from a registrant’s reporting period that includes the Tax Act’s enactment date to allow the registrant sufficient time to obtain, prepare and analyze information to complete the accounting. While the Company was able to make reasonable estimates under SAB 118 for the impact of the reduction in corporate rate, the Company has not completed its analysis for other changes from the Tax Act. The final impacts of the Tax Act may differ from the above estimates, possibly materially, due to, among other things, changes in interpretations of the Tax Act, any legislative action to address questions that arise because of the Tax Act, any changes in accounting standards for income taxes or related interpretations in response to the Tax Act or any updates or changes to estimates the company has utilized under SAB 118. The Company will continue to analyze the impact of the Act as additional information and guidance is provided and complete its analysis within the measurement period in accordance with SAB 118.
Uncertain Tax Positions
The Company records unrecognized tax benefits, where appropriate, for all uncertain income tax positions. The Company recorded unrecognized tax benefits for uncertain tax positions of $884,000 and $1.7 million as of December 31, 2016 and 2017, respectively, of which none would impact the effective tax rate if recognized, because the benefit would be offset by an increase in the valuation allowance.
A reconciliation of the beginning and ending balance of total gross unrecognized tax benefits is as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Unrecognized tax benefits - Beginning of period	$1,691	$884
Increases related to current year’s tax positions	353	828
Decreases related to prior years’ tax positions	(1,160)	—
Unrecognized tax benefits - End of period	$884	$1,712

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2016 and 2017, the Company recognized no interest and penalties associated with unrecognized tax benefits. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.
Due to the net operating loss carryforwards, all years remain open for income tax examination by tax authorities in the United States, various states and foreign tax jurisdictions in which the Company files tax returns.

14.	Employee Benefit Plan
The Company sponsors a 401(k) plan that stipulates that eligible employees can elect to contribute to the 401(k) plan, subject to certain limitations, up to the lesser of the statutory maximum or 100% of eligible compensation on a pre-tax basis. Through December 31, 2016 and 2017, the Company has not elected to match employee contributions as permitted by the plan. The Company pays the administrative costs for the plan.

15.	Segment and Geographic Information
The following table sets forth the Company’s revenue by geographic areas based on the customers’ locations:

	Year Ended December 31,
	2016	2017
	(in thousands)
United States	$21,641	$47,758
International(1)	3,608	2,084
Total revenue	$25,249	$49,842

(1)	No single country outside of the United States accounted for more than 10% of total revenue during the years ended December 31, 2016 and 2017.
As of December 31, 2016 and 2017, all of the Company’s long-lived assets are located in the United States.

16.	Related Party Transactions
As further discussed in Note 8, the Company repurchased 2,224,044 shares of outstanding common stock from certain executive officers for $16.9 million. The difference between the repurchase amount and the fair value of repurchased shares of $10.0 million were recorded as cash-based compensation expense in the accompanying statement of operations.
The Company recognized revenue of $461,000 in the year ended December 31, 2017, from an entity affiliated with a member of the Company’s Board of Directors, who serves on the board of both the aforementioned entity and the Company. The individual was appointed to the Company’s board in January 2017.

17.	Subsequent Events
In the first quarter of 2018, the Company settled a dispute and received a payment of $4.25 million, which will be reported as other income in the statement of operations for the quarter ended March 31, 2018.
In April 2018, the Company established a joint venture in the United States with an entity affiliated with SoftBank and a subsidiary in Singapore with an entity affiliated with SoftBank, a related party, for the sale, marketing and distribution of the Company’s tests worldwide, outside of North America, Central America, South America, the United Kingdom, all other member states of the European Union as of May 2017, Iceland, Norway, Switzerland and Turkey. The Company paid $9.0 million in May 2018 for 50% ownership interest in the joint venture. The affiliate of SoftBank contributed $41.0 million in May 2018 for the other 50% of ownership.

Guardant Health, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2017	June 30, 2018	Pro Forma Stockholders’ Equity as of June 30, 2018
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$72,280	$110,771
Short-term marketable securities	$149,040	$152,662
Accounts receivable	12,787	10,563
Inventory	7,287	6,728
Prepaid expenses and other current assets	1,541	3,037
Total current assets	242,935	283,761
Long-term marketable securities	73,254	37,768
Property and equipment, net	16,036	29,254
Capitalized license fees	8,739	8,310
Deferred offering costs	—	1,961
Other assets	1,974	1,793
Total Assets	$342,938	$362,847
LIABILITIES, REEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,998	$8,617
Accrued compensation	4,911	4,962
Accrued expenses	6,406	12,248
Capital lease, current	199	106
Deferred revenue	3,113	3,873
Total current liabilities	19,627	29,806
Capital lease, net of current portion	460	154
Deferred rent, net of current portion	6,537	7,403
Obligation related to royalty	7,708	7,497
Other long-term liabilities	—	206
Total Liabilities	34,332	45,066
Commitments and contingencies (Note 8)
Redeemable noncontrolling interest	—	41,000

Stockholders’ equity:
Convertible preferred stock, par value of $0.00001 per share; 80,104,464 shares authorized as of December 31, 2017 and June 30, 2018 (unaudited); 78,627,369 shares issued and outstanding as of December 31, 2017 and June 30, 2018 (unaudited) with aggregate liquidation preference of $501,410 as of June 30, 2018 (unaudited); no shares issued and outstanding as of June 30, 2018, pro forma (unaudited)	499,974	499,974	$—
Common stock, par value of $0.00001 per share; 111,853,396 shares authorized as of December 31, 2017 and June 30, 2018 (unaudited); 16,124,868 and 16,972,963 shares issued and outstanding as of December 31, 2017 and June 30, 2018 (unaudited), actual; 96,309,834 shares issued and outstanding as of June 30, 2018, pro forma (unaudited)	—	—	1
Additional paid-in capital	4,900	8,718	508,691
Accumulated other comprehensive loss	(532)	(692)	(692)
Accumulated deficit	(195,736)	(231,219)	(231,219)
Total stockholders’ equity	308,606	276,781	$276,781
Total liabilities, redeemable noncontrolling interest and stockholders’ equity	$342,938	$362,847

The accompanying notes are an integral part of these condensed consolidated financial statements.

Guardant Health, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	Six Months Ended June 30,
	2017	2018
	(unaudited)
Revenue:
Precision oncology testing	$17,674	$32,013
Development services	1,034	4,061
Total revenue	18,708	36,074
Costs and operating expenses:
Cost of precision oncology testing	13,325	17,551
Cost of development services	484	1,661
Research and development expense	10,196	19,809
Sales and marketing expense	15,133	22,887
General and administrative expense	11,887	15,516
Total costs and operating expenses	51,025	77,424
Loss from operations	(32,317)	(41,350)
Interest income	565	1,974
Interest expense	(2,095)	(648)
Loss on debt extinguishment	(5,075)	—
Other income (expense), net	(649)	4,544
Loss before provision for income taxes	(39,571)	(35,480)
Provision for income taxes	—	3
Net loss	$(39,571)	$(35,483)
Deemed dividend related to change in conversion rate of Series D convertible preferred stock	(1,058)	—
Net loss attributable to common stockholders	$(40,629)	$(35,483)
Net loss per share attributable to common stockholders, basic and diluted	$(2.27)	$(2.15)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,923	16,475
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.37)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		95,847

The accompanying notes are an integral part of these condensed consolidated financial statements.

Guardant Health, Inc.
Condensed Consolidated Statements of Comprehensive Loss
(in thousands)

	Six Months Ended June 30,
	2017	2018
	(unaudited)
Net loss	$(39,571)	$(35,483)
Other comprehensive loss, net of tax impact:
Unrealized loss on available-for-sale securities	(61)	(160)
Comprehensive loss	$(39,632)	$(35,643)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Guardant Health, Inc.
Condensed Consolidated Statement of Redeemable Noncontrolling Interest and Stockholders’ Equity
(in thousands, except share data)

	Redeemable Noncontrolling Interest	Equity Attributable to Guardant Health, Inc. Stockholders
		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
		Shares	Amount	Shares	Amount
Balance as of December 31, 2017	$—	78,627,369	$499,974	16,124,868	$—	$4,900	$(532)	$(195,736)	$308,606
Issuance of common stock upon exercise of stock options (unaudited)	—	—	—	771,894	—	1,527	—	—	1,527
Issuance of common stock upon early exercise of stock options (unaudited)	—	—	—	60,000	—	—	—	—	—
Issuance of common stock upon exercise of warrants (unaudited)	—	—	—	59,144	—	6	—	—	6
Repurchase of common stock (unaudited)	—	—	—	(42,943)	—	(172)	—	—	(172)
Stock-based compensation (unaudited)	—	—	—	—	—	2,457	—	—	2,457
Proceeds from sale of equity interests in noncontrolling interests (unaudited)	41,000	—	—	—	—	—	—	—	—
Other comprehensive loss, net of tax impact (unaudited)	—	—	—	—	—	—	(160)	—	(160)
Net loss (unaudited)	—	—	—	—	—	—	—	(35,483)	(35,483)
Balance as of June 30, 2018 (unaudited)	$41,000	78,627,369	$499,974	16,972,963	$—	$8,718	$(692)	$(231,219)	$276,781

The accompanying notes are an integral part of these condensed consolidated financial statements.

Guardant Health, Inc.

Condensed Consolidated Statements of Cash Flows
(in thousands)

	Six Months Ended June 30,
	2017	2018
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(39,571)	$(35,483)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,475	2,964
Unrealized translation losses on obligation related to royalty	606	(205)
Non-cash stock-based compensation	1,290	2,457
Non-cash interest expense	464	(7)
Loss on debt extinguishment	5,075	—
Amortization of premium or discounts on marketable securities	63	150
Changes in operating assets and liabilities:
Accounts receivable	(1,455)	2,224
Inventory	(1,056)	559
Prepaid expenses and other current assets	97	(1,496)
Other assets	(22)	255
Accounts payable	680	823
Accrued compensation	426	51
Accrued expenses and other current liabilities	3,402	2,482
Deferred rent	(204)	866
Deferred revenue	217	760
Net cash used in operating activities	(27,513)	(23,600)

INVESTING ACTIVITIES:
Purchase of marketable securities	(119,714)	(44,070)
Maturity of marketable securities	31,950	75,625
Purchase of property and equipment	(953)	(11,360)
Payment in connection with a license agreement	(1,102)	—
Net cash (used in) provided by investing activities	(89,819)	20,195

FINANCING ACTIVITIES:
Payment related to settlement of debt and buyout of royalty obligations	(25,844)	—
Payments made on capital lease obligations	(156)	(399)
Proceeds from issuance of convertible preferred stock, net of issuance costs	131,836	—
Proceeds from issuance of common stock upon exercise of stock options	213	1,734
Proceeds from issuance of common stock upon the exercise of warrants	—	6
Repurchase of common stock	—	(172)
Payment of offering costs related to initial public offering	—	(168)

Net proceeds from issuance of equity interests in redeemable noncontrolling interest	—	41,000
Net cash provided by financing activities	106,049	42,001
Net (decrease) increase in cash, cash equivalents and restricted cash	(11,283)	38,596
Cash, cash equivalents and restricted cash - Beginning of period	33,591	72,596
Cash, cash equivalents and restricted cash - End of period	$22,308	$111,192
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$1,290	$51
Cash paid for income taxes	$26	$—
Supplemental Disclosures of Noncash Investing and Financing Activities:
Capitalized license fees financed through future royalty payment	$6,302	$—
Issuance of Series D convertible preferred stock in exchange for a technology license agreement	$1,060	$—
Increase in purchases of property and equipment included in accounts payable and accrued expenses	$1,245	$4,361
Vesting of common stock exercised early	$25	$—
Property and equipment acquired under capital leases	$346	$—
Deferred offering costs included in accounts payable and accrued expenses	$—	$1,794

The accompanying notes are an integral part of these condensed consolidated financial statements.

Guardant Health, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Description of Business
Guardant Health, Inc. (the “Company”) is a leading precision oncology company focused on helping conquer cancer globally through use of its proprietary blood tests, vast data sets and advanced analytics. The key to conquering cancer is unprecedented access to its molecular information throughout all stages of the disease, which it enables by a routine blood draw, or liquid biopsy. The Guardant Health Oncology Platform is designed to leverage the Company’s capabilities in technology, clinical development, regulatory, reimbursement and commercial adoption to improve patient clinical outcomes, lower healthcare costs and accelerate biopharmaceutical drug development. In pursuit of its goal to manage cancer across all stages of the disease, it has launched multiple liquid biopsy-based tests, Guardant360 and GuardantOMNI for advanced stage cancer patients, which fuel its development programs for recurrence and early detection, LUNAR-1 and LUNAR-2, respectively. Guardant360, which the Company launched in 2014, has been used by oncologists, biopharmaceutical companies and National Comprehensive Cancer Network cancer centers. GuardantOMNI, purpose-built comprehensive genomic profiling tool to enable the Company’s biopharmaceutical customers to accelerate clinical development programs in both the immuno-oncology and targeted therapy areas, was launched in 2017.
The Company was incorporated in Delaware in December 2011 and is headquartered in Redwood City, California. In April 2018, the Company established Guardant Health AMEA, Inc. (the “Joint Venture”) in the United States with an entity affiliated with SoftBank. Under the terms of the joint venture agreement, the Company held a 50% ownership interest in the Joint Venture. As of June 30, 2018, the Joint Venture has branch offices in Singapore and Japan (see Note 3).

2.	Summary of Significant Accounting Policies
Basis of Presentation
The Company’s condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying condensed consolidated financial statements include the accounts of Guardant Health, Inc. and its consolidated Joint Venture. Other stockholders’ interests in the Joint Venture are shown in the condensed consolidated financial statements as redeemable noncontrolling interests. All significant intercompany balances and transactions have been eliminated in consolidation.
The Company believes that its existing cash and cash equivalents and marketable securities at June 30, 2018 will be sufficient to allow the Company to fund its current operating plan through at least a period of one year after the date the condensed consolidated financial statements are issued. As the Company continues to incur losses, its transition to profitability is dependent upon a level of revenues adequate to support the Company’s cost structure. If the Company’s transition to profitability is not consistent with its current operating plan, the Company may have to seek additional capital.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Estimates are used in several areas including, but not limited to, best estimate of selling price used in the accounting for multiple-element revenue arrangements, estimation of potential credit losses on accounts receivable, the valuation of inventory, recovery of long-lived assets, stock-based compensation, fair value of common stock and warrants, contingencies, the provision for income taxes, including related reserves, among others. These estimates generally involve complex issues and require judgments, involve the analysis of historical results and prediction of future trends, can require extended periods of time to resolve and are subject to change from period to period. Actual results may differ materially from management’s estimates.
Unaudited Interim Condensed Financial Statements
The accompanying condensed consolidated balance sheet as of June 30, 2018, the condensed consolidated statements of operations and cash flows for the six months ended June 30, 2017 and 2018, the condensed consolidated statement of redeemable noncontrolling interest and stockholders’ equity for the six months ended June 30, 2018, and the related interim condensed consolidated disclosures are unaudited. In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements for the year ended December 31, 2016 and 2017, and include all adjustments necessary to state fairly the financial position as of June 30, 2018; the results of operations and cash flows for the six months ended June 30, 2017 and 2018; and the condensed consolidated statement of redeemable noncontrolling interest and stockholders’ equity for the six months ended June 30, 2018. The consolidated balance sheet as of December 31, 2017 included herein was derived from the audited financial statements as of that date. The results for the six months ended June 30, 2017 and 2018 are not necessarily indicative of the operating results to be expected for the full fiscal year or any future period.
Unaudited Pro Forma Stockholders’ Equity
The Company has presented unaudited pro forma stockholders’ equity as of June 30, 2018 in order to show the assumed effect on the condensed consolidated balance sheet of the conversion of the outstanding convertible preferred stock upon the consummation of an initial public offering (“IPO”) and the exercise of common stock warrants prior to the consummation of the IPO. Upon the consummation of an IPO, all of the outstanding convertible preferred stock will convert into 78,970,767 shares of common stock. All of the common stock warrants are assumed to be exercised, for cash, to acquire 366,104 shares of common stock prior to the completion of IPO. The unaudited pro forma stockholders’ equity does not give effect to any proceeds from the assumed IPO.
Foreign Currency Translation
The functional currency of the branch offices of the consolidated Joint Venture is the local currency. The assets and liabilities of the subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date, with the resulting translation adjustments recorded to a separate component of accumulated other comprehensive loss within stockholders’ equity. Income and expense accounts are translated at average exchange rates during the period. Foreign currency transaction gains and losses resulting from transactions denominated in a currency other than the functional currency are recognized in the consolidated statements of operations. For the six months ended June 30, 2018, no foreign currency translation adjustment was recorded as the branch offices of the Company’s consolidated Joint Venture has limited operations.
Cash and Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid investments with original maturities at the time of purchase of three months or less. Cash equivalents include bank demand deposits and money market accounts that invest primarily in U.S. government-backed securities and treasuries. Cash equivalents are carried at cost, which approximates their fair value.
Restricted cash consists of deposits related to the Company’s corporate credit card. Restricted cash balance as of December 31, 2017 and June 30, 2018 was $316,000 and $421,000, respectively, which is included in other assets in the accompanying condensed consolidated balance sheets.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same amounts shown in the condensed consolidated statements of cash flows:

	December 31, 2017	June 30, 2018
		(unaudited)
	(in thousands)
Cash and cash equivalents	$72,280	$110,771
Restricted cash	316	421
Total cash and cash equivalents and restricted cash	$72,596	$111,192

Concentration of Risk
The Company is subject to credit risk from its portfolio of cash equivalents held at one commercial bank and investments in marketable securities. The Company limits its exposure to credit losses by investing in money market funds through a U.S. bank with high credit ratings. The Company’s cash may consist of deposits held with banks that may at times exceed federally insured limits, however, its exposure to credit risk in the event of default by the financial institution is limited to the extent of amounts recorded on the condensed consolidated balance sheets. The Company performs evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure.
The Company also invests in investment‑grade debt instruments and has policy limits for the amount it can invest in any one type of security, except for securities issued or guaranteed by the U.S. government. The goals of the Company’s investment policy, in order of priority, are as follows: safety and preservation of principal and diversification of risk; liquidity of investments sufficient to meet cash flow requirements; and a competitive after‑tax rate of return. Under its investment policy, the Company limits amounts invested in such securities by credit rating, maturity, investment type and issuer, as a result, the Company is not exposed to any significant concentrations of credit risk from these financial instruments.
The Company is also subject to credit risk from its accounts receivable. The majority of the Company’s accounts receivable arises from the provision of precision oncology services in the United States and are primarily with biopharmaceutical companies with high credit ratings. The Company has not experienced any material losses related to receivables from individual customers, or groups of customers. The Company does not require collateral. Accounts receivable are recorded at the invoiced amount and do not bear interest.
Significant customers are those which represent more than 10% of the Company’s total revenue or accounts receivable balance at each respective condensed consolidated balance sheet date. For each significant customer, revenue as a percentage of revenue and accounts receivable as a percentage of accounts receivable are as follows:

	Revenue		Accounts Receivable
	Six Months Ended June 30,		December 31, 2017	June 30, 2018
	2017	2018
	(unaudited)			(unaudited)
Customer A	15%	11%	*	*
Customer B	13%	12%	24%	28%
Customer C	*	*	23%	*
Customer D	*	*	13%	14%
Customer E	*	*	10%	12%

*	less than 10%

Accounts Receivable
Accounts receivable represent valid claims against biopharmaceutical companies, research institutes and international distributors. The Company evaluates the collectability of its accounts receivable and provides for an allowance for potential credit losses based on management’s best estimate of the amount of probable credit losses. As of December 31, 2017 and June 30, 2018, the Company had no allowance for doubtful accounts.
Revenue Recognition
The Company derives revenue from the provision of precision oncology testing services provided to its ordering physicians and biopharmaceutical customers, as well as from biopharmaceutical research and development services provided to its biopharmaceutical customers. Precision oncology services include genomic profiling and the delivery of other genomic information derived from the Company’s platform. Development services include the development of new platforms and information solutions, including companion diagnostic development and laboratory services. The Company currently receives payments from commercial third-party payers, certain hospitals and oncology centers and individual patients, as well as biopharmaceutical companies and research institutes.
The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. Criterion (i) is satisfied when the Company has an arrangement or contract in place. Criterion (ii) is satisfied when the Company delivers a test report corresponding to each sample, without further commercial obligations. Determination of criteria (iii) and (iv) are based on management’s judgments regarding whether the fee is fixed or determinable, and whether the collectability of the fee is reasonably assured. The Company recognizes revenue from the sale of its precision oncology tests for clinical customers, including certain hospitals, cancer centers, other institutions and patients, at the time results of the test are reported to physicians, if criteria (i) through (iv) above are met. The Company recognizes revenue on a cash basis when it cannot conclude that criteria (iii) and (iv) have been met. Most of precision oncology tests requested by clinical customers are sold without a contracted engagement with a third-party payer; therefore, the Company experiences significant variability in collections and does not have sufficient history to establish a predictable pattern of payment. Because the price is not fixed or determinable and collectability is not reasonably assured, the Company recognizes revenue on a cash basis for sales of its liquid biopsy tests to clinical customers where collection depends on a third-party payer or the individual patient. The Company uses judgment in its assessment of whether the fee is fixed or determinable and whether collectability is reasonably assured in determining when to recognize revenue. Accordingly, the Company expects to recognize revenue on a cash basis for these clinical customers until it has sufficient history to reliably estimate payment patterns. In August 2018, the Company received positive coverage decision under Medicare and is in the process of evaluating whether this impacts its assessment of when revenue recognition criteria are satisfied for clinical customers with Medicare coverage. The Company’s precision oncology information services are delivered electronically, and as such there are no shipping or handling fees incurred by the Company or billed to customers.
Revenue from sales of the Company’s tests to biopharmaceutical customers are based on a negotiated price per test or on the basis of an agreement to provide certain testing volume, data access or biopharmaceutical research and development services over a defined period. The Company recognizes revenue upon delivery of the test results, or over the period in which biopharmaceutical research and development services are provided, as appropriate.
Multiple-element arrangements
The Company performs development services for its biopharmaceutical customers utilizing its precision oncology information platform. Contracts with biopharmaceutical customers are primarily analyzed as multiple-element arrangements given the nature of the service deliverables. For development services performed, the Company is compensated in various ways, including (i) through non-refundable regulatory and other developmental milestone payments; and (ii) through royalty and sales milestone payments. The Company performs development services as part of its normal activities. The Company records these payments as development services revenue in the condensed consolidated statements of operations using a proportional performance model over the period which the unit of accounting is delivered or based on the level of effort expended to date over the total expected effort, whichever is considered the most appropriate measure of performance. For development of new products or services under these arrangements, costs incurred before technological feasibility is assured are included as research and development expenses in the Company’s condensed consolidated statements of operations, while costs incurred thereafter are recorded as cost of development services.
The Company collaborates with pharmaceutical companies in the development and clinical trials of new drugs. As part of these collaborations, the Company provides services related to regulatory filings with the FDA to support companion diagnostic device submissions for the Company’s liquid biopsy panels. Under these collaborations the Company generates revenue from achievement of milestones, as well as provision of on-going support. These collaboration arrangements include no royalty obligations.
For revenue arrangements with multiple deliverables, the Company evaluates each deliverable to determine whether it qualifies as a separate unit of accounting. This determination is based on whether the deliverable has stand-alone value to the customer and whether a general right of return exists. In assessing whether an item has standalone value, the Company considers factors such as the research, development and commercialization capabilities of a third party and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the other party in the arrangement can use the other deliverables for their intended purpose without the receipt of the remaining elements, whether the value of the deliverable is dependent on the undelivered items and whether there are other vendors that can provide the undelivered elements.
The consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable. The Company allocates the arrangement consideration following a hierarchy to determine the relative selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“BESP”) if neither VSOE nor TPE is available. The Company typically uses BESP to estimate the selling price, since it generally does not have VSOE or TPE of selling price for its units of accounting under multiple-element arrangements. In developing the BESP for a unit of accounting, the Company considers applicable market conditions and estimated costs. The Company validates the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting. The consideration allocated to each unit of accounting is recognized as the related goods or services are delivered, limited to the consideration that is not contingent upon future deliverables. The Company uses judgment in identifying the deliverables in its arrangements, assessing whether each deliverable is a separate unit of accounting and in determining the best estimate of selling price for certain deliverables. The Company also uses judgment in determining the period over which the deliverables are recognized in certain of its arrangements. Any amounts received that do not meet the criteria for revenue recognition are recorded as deferred revenue until such criteria are met.
The Company performed laboratory installation and maintenance services for one of its customers as part of a multiple-element arrangement entered into in 2017. The Company recognized certain revenue from its construction service deliverables in a multiple-element collaboration arrangement based on the completed-contract method. This method was used as the Company determined that it did not have the basis for estimating performance under the contract. Other construction service deliverables under that contract were recognized under the percentage-of-completion method due to the Company’s ability to make reasonably dependable estimates of the extent of progress toward contract completion. Construction services were completed in March 2018.
Milestones
The Company recognizes payments that are contingent upon achievement of a substantive milestone in their entirety in the period in which the milestone is achieved. Milestones are defined as events that can only be achieved based on the Company’s performance and there is substantive uncertainty about whether the event will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered substantive milestones. Further, the amounts received must relate solely to prior performance, be reasonable relative to all of the deliverables and payment terms within the agreement and commensurate with the Company’s performance to achieve the milestone after commencement of the agreement. Any contingent payment that becomes payable upon achievement of events that are not considered substantive milestones are allocated to the units of accounting previously identified at the inception of an arrangement when the contingent payment is received and revenue is recognized based on the revenue recognition criteria for each unit of accounting. Revenue from commercial milestone payments are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.
As of December 31, 2017 and June 30, 2018, the deferred revenue balance was $3.1 million and $3.9 million, respectively, which included $1.5 million and $1.3 million, respectively, related to GuardantOMNI panel collaboration development efforts to be recognized as the Company performs research and development in the future periods.
Costs of Precision Oncology Testing
Cost of precision oncology testing generally consists of cost of materials, direct labor including bonus, benefit and stock-based compensation, equipment and infrastructure expenses associated with processing liquid biopsy test samples (including sample accessioning, library preparation, sequencing, quality control analyses and shipping charges to transport blood samples), freight, curation of test results for physicians and license fees due to third parties. Infrastructure expenses include depreciation of laboratory equipment, rent costs, amortization of leasehold improvements and information technology costs. Costs associated with performing the Company’s tests are recorded as the tests are processed regardless of whether revenue was recognized with respect to that test. Royalties for licensed technology calculated as a percentage of revenues generated using the associated technology are recorded as expense at the time the related revenues are recognized. One-time royalty payments related to signing of license agreements or other milestones, such as issuance of new patents, are amortized to expense over the expected useful life of the patents.
Cost of Development Services
Cost of development service includes costs incurred for the performance of development services requested by the Company’s customers. For development of new products, costs incurred before technological feasibility has been achieved are reported as research and development expenses, while costs incurred thereafter are reported as cost of development services.
Deferred Offering Costs
Deferred offering costs consist of fees and expenses incurred in connection with the anticipated sale of the Company’s common stock in the IPO, including the legal, accounting, printing and other IPO-related costs. Deferred offering costs of $2.0 million are capitalized and classified within noncurrent assets on the condensed consolidated balance sheet as of June 30, 2018. There were no deferred offering costs as of December 31, 2017. The deferred offering costs will be offset against proceeds from the IPO upon the consummation of the IPO. In the event the IPO is terminated, all capitalized deferred offering costs will be expensed.
Stock‑Based Compensation
Stock‑based compensation related to stock options granted to the Company’s employees is measured at the grant date based on the fair value of the award. The fair value is recognized as expense over the requisite service period, which is generally the vesting period of the respective awards. Starting January 1, 2017, upon adoption of Accounting Standards Update (“ASU”) 2016 -09, Compensation – Stock Compensation (Topic 718), forfeitures are accounted for as they occur. The Company uses the Black‑Scholes option‑pricing model to estimate the fair value of its stock options. The Black-Scholes option-pricing model requires assumptions to be made related to the estimated fair value of the Company’s common stock at the applicable measurement date, expected term of an award, expected volatility, risk-free rate and expected dividend yield.
The Company accounts for stock options issued to non-employees based on the estimated fair value at the grant date and re-measured at each reporting period using the Black-Scholes option-pricing model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in the Company’s condensed consolidated statements of operations during the period that the related services are rendered.

Net Loss Per Share Attributable to Common Stockholders
The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considers its convertible preferred stock to be participating securities. In the event a dividend is declared or paid on the Company’s common stock, holders of preferred stock are entitled to a share of such dividend in proportion to the holders of common stock on an as-if converted basis. Under the two-class method, basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Net loss attributable to common stockholders is determined by allocating undistributed earnings between common and preferred stockholders. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period determined using the treasury stock method. The net loss attributable to common stockholders was not allocated to the preferred stock under the two-class method as the preferred stock does not have a contractual obligation to share in the Company’s losses. For purposes of this calculation, convertible preferred stock, common stock warrants and stock options are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.
Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders
In contemplation of an IPO, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2018, which has been computed to give effect to (i) the conversion of all convertible preferred stock into shares of common stock as if the conversion had occurred as of the later of the beginning of the period or the original date of issuance; and (ii) the issuance of common stock upon the assumed exercise, for cash, of all outstanding common stock warrants prior to the completion of IPO. It also reflects the impact on the number of common stock shares caused by a change in the conversion ratio of Series D convertible preferred stock. The pro forma net loss per share attributable to common stockholders does not include proceeds to be received from nor does it include shares expected to be sold in the assumed IPO.
Recent Accounting Pronouncements Not Yet Adopted
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC606”). The new standard is based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Since its initial release, the FASB has issued several amendments to the standard, which include clarification of accounting guidance related to identification of performance obligations, intellectual property licenses and principal vs. agent considerations. The new guidance and all subsequent amendments will be effective for the Company beginning on January 1, 2019 and may be applied using either the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. Early adoption is permitted.
The Company identified certain differences in accounting for revenue recognition as a result of developing an adoption plan for ASC 606. For precision oncology testing revenue, the Company identified a difference in accounting for certain revenue arrangements from the application of the new revenue accounting standard as compared to the previous revenue accounting standards. Historically, for certain clinical customers, the Company deferred revenue recognition until cash receipt when the price pursuant to the underlying customer arrangement was not fixed and determinable and collectability was not reasonably assured. Under the new standard, this is considered variable consideration. For these arrangements, the Company will record an estimate of the transaction price, subject to the constraint in the new standard for variable consideration, as revenue at the time of delivery. This estimate will be monitored in subsequent periods and adjusted as necessary based on actual collection experience. This will result in earlier revenue recognition as compared to previous revenue recognition. The Company is still in the process of quantifying the impact of new guidance on its condensed consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets and eliminates certain real estate-specific provisions. The new guidance will be effective for the Company beginning in 2020, at which time, the new guidance will be adopted on a modified retrospective transition basis for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements. The Company is currently evaluating the impact of new guidance on its condensed consolidated financial statements and anticipates the recognition of additional assets and corresponding liabilities on its condensed consolidated balance sheet related to leases. The adoption of the standard is also expected to materially impact the Company’s condensed consolidated financial statement disclosures related to leases.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available for sale debt securities. The new guidance is effective for the Company beginning in 2021, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its condensed consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The new guidance is effective for the Company beginning in 2019, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its condensed consolidated financial statements.
On December 22, 2017, the U.S. federal government enacted the Tax Cuts and Jobs Act (“the Tax Act”). The Tax Act contains, among other things, significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21% for tax years beginning after December 31, 2017, limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, implementing a territorial tax system, and requiring a mandatory one-time tax on U.S. owned undistributed foreign earnings and profits known as the transition tax. In December 2017, SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) to address the accounting implications of recently enacted U.S. federal tax reform. SAB 118 allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date to address ongoing guidance and tax interpretations that are expected over the next 12 months. The Company has adopted SAB 118 and currently considers its accounting of the impact of U.S. federal tax reform to be incomplete but continues to make a reasonable estimate of the effects on our existing deferred tax assets. The Company expects to complete the remainder of the analysis within the measurement period in accordance with SAB 118. Adjustments, if any, are not expected to impact the statement of operations due to the full valuation allowance on the Company’s deferred tax assets.

3.	Investment in Joint Venture
Variable Interest Entity (“VIE”)
In connection with SoftBank’s purchase of its Series E convertible preferred stock, the Company entered into a joint venture agreement with an entity affiliated with SoftBank, a related party. In May 2018, the Company and SoftBank formed and capitalized Guardant Health AMEA, Inc. (the “Joint Venture”) for the sale, marketing and distribution of the Company’s tests in all areas worldwide, outside of North America, Central America, South America, the United Kingdom, all other member states of the European Union as of May 2017, Iceland, Norway, Switzerland and Turkey. The Company expects to rely on the Joint Venture to accelerate commercialization of its products in Asia, the Middle East and Africa, with an initial focus on Japan.
Under the terms of the joint venture agreement, the Company paid $9.0 million for 40,000 shares of common stock, or 50% ownership interest, of the Joint Venture, and the affiliate of SoftBank contributed $41.0 million for 40,000 shares of common stock, or the other 50% ownership interest, of the Joint Venture. Neither party has the obligation to provide additional financial support to the Joint Venture. Each party holds two seats on the board of the Joint Venture and has to cast at least one vote for any board resolution of the Joint Venture to pass. The representatives of the Company on the Joint Venture’s board of directors have the right to appoint and remove a chief executive officer and a legal representative for the Joint Venture, in each case, subject to the approval of the full Joint Venture board of directors. The Joint Venture’s board of directors has the right to appoint and remove all other members of the Joint Venture’s senior management reporting to its chief executive officer and to approve the compensation of all foregoing individuals, including the compensation of the chief executive officer and legal representative.
At the inception of the arrangement and at the end of each reporting period, the Company assesses whether the Joint Venture is a variable interest entity (“VIE”), and if so, who is the primary beneficiary of the VIE. As of June 30, 2018, the Company and SoftBank had equal ownership interests and equal voting rights in the Joint Venture, and the Joint Venture’s board consisted of an equal number of directors representing the interest of the Company and SoftBank, respectively. As of June 30, 2018, the Joint Venture’s board had the right to vote on all critical matters that most significantly impact the Joint Venture’s economic performance, except that the Company had the unilateral right to make pricing decisions. As of June 30, 2018, the Company had responsibility for the Joint Venture’s daily operations, while SoftBank served as a financing partner. The Company also entered into various ancillary agreements with the Joint Venture necessary to operate its business. The Joint Venture is deemed to be a VIE and considering the power and benefits criterion, the Company and SoftBank, collectively as a related party group, has the characteristics of the primary beneficiary of the Joint Venture as the related party group has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Because the Company is most closely associated with the Joint Venture within the related party group, it has been identified as the VIE’s primary beneficiary. As the primary beneficiary, the Company has consolidated the financial position, results of operations and cash flows of the Joint Venture in its financial statements and all intercompany balances have been eliminated in consolidation. The Company concluded the Joint Venture did not meet the definition of a business upon consolidation as it lacked the processes required to generate outputs. Upon consolidation no liabilities were assumed and other than cash, any identifiable assets were related to intellectual property rights that the Company transferred to the Joint Venture shortly before it became its primary beneficiary and therefore such transfer was treated as a common control transaction. The non-controlling interest of the affiliate of SoftBank was recorded at its estimated fair value of $41.0 million. The fair value was estimated to be equal to the original investment made by the affiliate of SoftBank. As of June 30, 2018, the Joint Venture had total assets of approximately $50.0 million, which was primarily comprised of cash. Although the Company consolidates the Joint Venture, the legal structure of the Joint Venture limits the recourse that its creditors will have over the Company’s general credit or assets.  Similarly, the assets held in the Joint Venture can be used only to settle obligations of the Joint Venture. As of June 30 2018, the Company has not provided financial or other support to the Joint Venture that was not previously contracted or required.
Put-call arrangements
The joint venture agreement includes a put-call arrangement with respect to the shares of the Joint Venture held by SoftBank and its affiliates. Under certain specified circumstances and on terms specified in the joint venture agreement, SoftBank will have the right to cause the Company to purchase all shares of the Joint Venture held by SoftBank and its affiliates, or the put right, and the Company will have a similar right to purchase all such shares, or the call right.
If the Company’s business model were to change such that the sale, marketing and distribution of its tests in the territory covered by the joint venture agreement was no longer economical, SoftBank would have the right to cause the Company to purchase, or the Company would have the right to purchase, all of the shares of the Joint Venture held by SoftBank and its affiliates. In this instance, the Company would be required to repurchase the shares at an aggregate purchase price of $41.0 million, the original purchase price paid by SoftBank to the Joint Venture for the shares.
Additionally, both the Company and SoftBank may exercise its respective put-call rights for the Company to purchase all shares of the Joint Venture held by SoftBank in the event of (i) certain material disagreement relating to the Joint Venture or its business that may seriously affect the ability of the Joint Venture to perform its obligations under the joint venture agreement or may otherwise seriously impair the ability of the Joint Venture to conduct its business in an effective matter, other than one relating to the Joint Venture’s business plan or to factual matters that may be capable of expert determination; (ii) the effectiveness of the Company’s initial public offering, a change in control of the Company, the seventh anniversary of the formation of the Joint Venture, or each subsequent anniversary of each of the foregoing events; or (iii) a material breach of the joint venture agreement by the other party that goes unremedied within 20 business days. The purchase price per share of the Joint Venture will be equal to the average closing price of the shares for the 20 trading days ending on the business day immediately preceding the date of the put or call notice, if the shares of the Joint Venture are publicly traded and listed on a national exchange; or determined by a third-party valuation firm on the assumption that the sale is on an arm’s-length basis on the date of the put or call notice.
In the event the Company exercises its call right, the fair value of the Joint Venture will be deemed to be no less than an amount that yields a 20% internal rate of return on each tranche of capital invested by SoftBank and its affiliates in the Joint Venture, taking into account all proceeds received by SoftBank and its affiliates arising from their shares through such date.
In the event SoftBank exercises its put right and the fair value of the Joint Venture is determined to be greater than 40% of the fair value of the Company, the Company will only be required to purchase the number of shares of the Joint Venture held by SoftBank and its affiliates having an aggregate value equal to the product of 40% and the pro rata portion of the outstanding shares of the Joint Venture held by SoftBank and its affiliates.
The Company may pay the purchase price for the shares of the Joint Venture, in its sole discretion, in cash, in shares of its capital stock (which may be a non-voting security with senior preferences to all other classes of its equity or, if its common stock is publicly traded on a national exchange, its common stock), or in a combination thereof.
The noncontrolling interest held by SoftBank contains embedded put-call redemption features that are not solely within the Company’s control and has been classified outside of permanent equity in the condensed consolidated balance sheets. The put-call feature embedded in the redeemable noncontrolling interest do not currently require bifurcation as it does not meet the definition of a derivative and is considered to be clearly and closely related to the redeemable noncontrolling interest. The noncontrolling interest is considered probable of becoming redeemable as SoftBank has the option to exercise its put right to sell its equity ownership in the Joint Venture to the Company on or after the seventh anniversary of the formation of the Joint Venture. The Company elected to recognize the change in redemption value immediately as they occur as if the put-call redemption feature were exercisable at the end of the reporting period. The carrying value of the redeemable noncontrolling interest is first adjusted for the earnings or losses attributable to the redeemable noncontrolling interest based on the percentage of the economic or ownership interest retained in the consolidated VIE by the noncontrolling parties, and then adjusted to equal to its redemption amount, or the fair value of the noncontrolling interest held by SoftBank, as if the redemption were to occur at the end of the reporting date. As of June 30, 2018, the redemption amount of the noncontrolling interest held by SoftBank approximates its initial investment of $41.0 million, and no adjustment to redeemable noncontrolling interest is recorded in the Company’s condensed consolidated statements of operations.

4.	Condensed Consolidated Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consist of the following:

	December 31, 2017	June 30, 2018
		(unaudited)
	(in thousands)
Machinery and equipment	$15,676	$18,603
Computer hardware	1,939	3,131
Leasehold improvements	6,766	6,877
Furniture and fixtures	1,347	1,384
Computer software	656	656
Construction in progress	349	11,652
Property and equipment, gross	26,733	42,303
Less: accumulated depreciation and amortization	(10,697)	(13,049)
Property and equipment, net	$16,036	$29,254

Depreciation and amortization expense related to property and equipment was $2.0 million and $2.5 million for the six months ended June 30, 2017 and 2018, respectively.
As of December 31, 2017 and June 30, 2018, total property and equipment financed under capital leases was $1.1 million and $504,000, net of accumulated amortization of $349,000 and $235,000, respectively. For the six months ended June 30, 2017 and 2018, amortization expense related to total property and equipment financed under capital leases was $100,000 and $105,000, respectively.
Accrued Expenses
Accrued expenses consist of the following:

	December 31, 2017	June 30, 2018
		(unaudited)
	(in thousands)
Accrued royalty obligations	$766	$788
Accrued litigation settlement expense	3,000	3,000
Accrued legal expenses	561	2,919
Accrued tax liabilities	905	1,151
Accrued information technology expenses	316	567
Accrued professional services	336	1,166
Purchases of property and equipment included in accrued expenses	—	1,759
Other	522	898
Total accrued expenses	$6,406	$12,248

5.	Fair Value Measurements, Cash Equivalents and Marketable Securities
Financial instruments consist of cash equivalents, marketable securities, prepaid expenses and other current assets, accounts payable, accrued expenses and debt. Cash equivalents and marketable securities are stated at fair value. Prepaid expenses and other current assets, accounts payable and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.
Fair value is defined as the exchange price that would be received from sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The identification of market participant assumptions provides a basis for determining what inputs are to be used for pricing each asset or liability. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
A fair value hierarchy has been established which gives precedence to fair value measurements calculated using observable inputs over those using unobservable inputs. This hierarchy prioritized the inputs into three broad levels as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used in such measurements were as follows:

	December 31, 2017
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Money market funds	$33,485	$33,485	$—	$—
Total cash equivalents	33,485	33,485	—	—

Corporate bonds	48,075	—	48,075	—
U.S. government debt securities	100,965	—	100,965	—
Total short-term marketable securities	149,040	—	149,040	—

Corporate bonds	6,698	—	6,698	—
U.S. government debt securities	66,556	—	66,556	—
Total long-term marketable securities	73,254	—	73,254	—
Total	$255,779	$33,485	$222,294	$—

	June 30, 2018
	Fair Value	Level 1	Level 2	Level 3
	(unaudited)
	(in thousands)
Financial Assets:
Money market funds	$10,837	$10,837	$—	$—
Total cash equivalents	10,837	10,837	—	—

Corporate bonds	41,006	—	41,006	—
U.S. government debt securities	111,656	—	111,656	—
Total short-term marketable securities	152,662	—	152,662	—

Corporate bonds	7,584	—	7,584	—
U.S. government debt securities	25,180	—	25,180	—
U.S. government agency bonds	5,004	—	5,004	—
Total long-term marketable securities	37,768	—	37,768	—
Total	$201,267	$10,837	$190,430	$—

The Company measures the fair value of money market funds based on quoted prices in active markets for identical securities. Corporate bonds, U.S. government debt securities and U.S. government agency bonds are valued taking into consideration valuations obtained from third-party pricing services. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, issuer credit spreads; benchmark securities; prepayment/default projections based on historical data; and other observable inputs.
The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration liability include the estimated amount and timing of projected cash flows, and the risk-adjusted discount rate used to present value the cash flows. The use of different inputs in the valuation of the contingent consideration liability could result in materially different fair value estimates.
There were no transfers between Level 1, Level 2 and Level 3 during the periods presented.
The Company’s term loan and royalty obligations are measured at fair value on a non-recurring basis. The fair value of the term loan and royalty obligations is estimated based upon the achievement of certain revenue targets over the life of the contract. The fair value of the liability was determined using valuation methodologies such as the discounted cash-flow model, with significant Level 3 inputs that included discount rate, projected revenues and projected royalty payments. The carrying value of the Company’s term loan and royalty obligations approximate its fair value as the stated interest rate approximates market rates. As further disclosed in Note 7, the Company paid off the outstanding principal balance and interest on its term loan and exercised its buyout option of the associated royalty obligation prior to its maturity in June 2017, and recognized loss on debt extinguishment of $5.1 million in the accompanying condensed consolidated statements of operations.
Cash Equivalents and Marketable Securities
The following tables summarizes the Company’s cash equivalents and marketable securities’ amortized costs, gross unrealized gains, gross unrealized losses and estimated fair values by significant investment category:

	December 31, 2017
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(in thousands)
Money market fund	$33,485	$—	$—	$33,485
Corporate bond	54,879	—	(106)	54,773
U.S. treasury securities	167,947	—	(426)	167,521
Total	$256,311	$—	$(532)	$255,779

	June 30, 2018
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(unaudited)
	(in thousands)
Money market fund	$10,837	$—	$—	$10,837
Corporate bond	48,741	(151)	—	48,590
U.S. treasury securities	137,377	(541)	—	136,836
U.S. government agency bonds	5,003	—	1	5,004
Total	$201,958	$(692)	$1	$201,267

There have been no material realized gains or losses on marketable securities for the periods presented. None of the Company’s investments in marketable securities has been in an unrealized loss position for more than one year. The Company determined that it did have the ability and intent to hold all marketable securities that have been in a continuous loss position until maturity or recovery, thus there has been no recognition of any other-than-temporary impairment in the six months ended June 30, 2017 and 2018. The maturities of the Company’s long-term marketable securities generally range from 1.0 to 1.3 years from June 30, 2018.

6.	Patent License Agreement
In January 2017, the Company entered into a license agreement with a biotechnology company for an exclusive, non-transferable right to use proprietary technology related to high-throughput screening and identification of mutations in targeted gene sequences. The terms of the license agreement included (i) a one-time upfront payment of €1.0 million; (ii) issuance of 141,774 shares of Series D convertible preferred stock; (iii) a milestone payment of €1.0 million associated with the achievement of a specified milestone event; and (iv) future royalty payments at the minimum of €13.4 million in the aggregate based on annual net sales in which the licensed technology are used. The Company made a one-time upfront payment of $1.1 million in January 2017 and a milestone payment of $1.2 million in August 2017 upon achievement of the specified milestone event. The Series D convertible preferred stock issued under the license agreement had a fair value of $1.1 million on the date of issuance. The transaction was treated as an acquisition of an asset and the Company capitalized the upfront payment, milestone payments and fair value of Series D convertible preferred stock in addition to license fees of $6.3 million related to the future minimum royalty payments discounted to the present value. The Company recorded the obligation at the estimated present value of the future payments using a discount rate of 15% (Level 3 input), the Company’s estimate of its effective borrowing rate for similar obligations.
As of December 31, 2017 and June 30, 2018, unamortized capitalized license fees plus one-time upfront and milestone payments totaled $8.7 million and $8.3 million, which will be amortized over the remaining useful life of 9.0 and 8.5 years, respectively. For the six months ended June 30, 2017 and 2018, amortization of capitalized license fees plus one-time upfront and milestone payments totaled $442,000 and $428,000, respectively.

7.	Senior Term Loan and Royalty Purchase Agreement
In 2015, the Company entered into a credit agreement with a financial institution for a senior term loan (the “Credit Agreement”). The Credit Agreement provided for up to $40.0 million in borrowing capacity. The Company borrowed $20.0 million on the effective date of the Credit Agreement. The Credit Agreement provided for an interest rate equal to the greater of (i) three-month LIBOR or (ii) 1% per annum plus 8.75% on the outstanding balance of the term loan not exceeding $20.0 million.
Concurrent with the Credit Agreement, the Company also entered into a Royalty Purchase Agreement (the “Royalty Agreement”) with the same financial institution, which obligated the Company to make quarterly royalty payments of (i) 1.5% applied to total Company fiscal year revenues of up to $50 million and (ii) 2.45% applied to fiscal year revenues in excess of $50 million. The Royalty Agreement included a buyout option, by which the Company had the right, exercisable in its sole discretion, to buy out the obligation to make future royalty payments. The price of this buyout option was calculated based on a table with axes of principal balance outstanding and time, less the cumulative sum of royalty payments at the time the buy-out option is exercised.
In June 2017, the Company exercised its prepayment right under the Credit Agreement and repaid the outstanding principal balance of $19.8 million and accrued interest of $0.7 million. The prepayment option also required the Company to pay a prepayment penalty of $1.5 million. Concurrent with the early repayment of the senior term loan, the Company also excised its royalty buyout option for $4.5 million. The transaction was accounted for as a debt extinguishment. The net carrying amount of the debt and royalty liabilities immediately before the extinguishment was $20.7 million. As a result, the difference between the reacquisition price and the net carrying amount of $5.1 million was recorded as loss on debt extinguishment in the accompanying condensed consolidated statements of operations.

8.	Commitments and Contingencies
Operating Leases
As of June 30, 2018, future minimum payments under the non-cancelable operating lease are as follows:

Year Ending December 31,
(unaudited)
(in thousands)
Remainder of 2018	$1,788
2019	3,919
2020	5,255
2021	5,357
2022	5,554
2023 and thereafter	21,891
Total	$43,764

Rent expense for the facility leases was $481,000 and $2.2 million for the six months ended June 30, 2017 and 2018, respectively.
Capital Leases
In September 2016 and April 2017, the Company entered into capital lease arrangements to finance the purchase of manufacturing equipment of $554,000 and $346,000, respectively. Both lease agreements have a contractual term of four years and do not include any bargain purchase option at the end of the lease term. In May 2018, the Company exercised its buyout option for one item of manufacturing equipment financed under a capital lease of $554,000, net of accumulated amortization of $219,000. The buyout resulted in a reduction of the Company’s capital lease obligations by $323,000.
As of June 30, 2018, future minimum capital lease payments are as follows:

Year Ending December 31,
(unaudited)
(in thousands)
Remainder of 2018	$75
2019	141
2020	108
2021	35
Total minimum capital lease payments	359
Less: amount representing interest	(99)
Present value of net minimum capital lease payments	260
Less: current installments of obligations under capital lease	(106)
Obligations under capital lease, excluding current installments	$154

License Agreements
The Company has patent license agreements with four separate parties. Under these agreements, the Company has made one-time and milestone license fee payments, which it has capitalized and is amortizing to expense ratably over the useful life of the underlying patent(s). Under certain of these agreements, the Company is obligated to pay royalties ranging from 2.5% to 3.0% of future sales in which the patents are used in the product or service sold, subject to minimum annual royalties or fees in certain agreements.
For the six months ended June 30, 2017 and 2018, the Company recognized royalty expenses of $549,000 and $617,000, or 3% and 2%, respectively, of precision oncology testing revenue in each period, which were included in cost of precision oncology testing on the accompanying condensed consolidated statements of operations. As of June 30, 2018, future minimum royalty payments are due as follows regardless of sales amounts:

Year Ending December 31,
(unaudited)
(in thousands)
Remainder of 2018	$584
2019	1,460
2020	1,460
2021	1,460
2022	1,752
2023 and thereafter	7,593
Total future minimum royalty payments	14,309
Less: amount representing interest	(6,812)
Present value of future minimum royalty payments	$7,497

Indemnification Agreements
The Company has entered into indemnification agreements with certain directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no such matters have arisen and the Company does not believe that the outcome of any claims under indemnification arrangements will have a material adverse effect on its financial positions, results of operations or cash flows. Accordingly, the Company has not recorded a liability related to such indemnifications as of June 30, 2018.
Legal Proceedings
The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees and other directly related costs expected to be incurred.
In May 2016, Foundation Medicine, Inc. (“Foundation Medicine”) filed a lawsuit for patent infringement against the Company in the United States District Court for the Eastern District of Texas, alleging that the Company infringed Foundation Medicine’s patent relating to its tissue biopsy assay technology and seeking compensatory damages and attorneys’ fees. The Company filed three petitions for inter partes review (“IPR”) with the Patent Trial and Appeal Board (“PTAB”) at the U.S. Patent Office, challenging the patentability of Foundation Medicine’s patent. In July 2018, the Company reached an agreement with Foundation Medicine to settle the lawsuit and resolve the IPRs. As part of the settlement agreement, which was accepted by the PTAB and the United States District Court, the Company made a one-time payment of $3.0 million to Foundation Medicine. The Company recorded $3.0 million as litigation settlement expense, a component of general and administrative expenses, at December 31, 2017.
In November 2017, the Company filed separate lawsuits against Personal Genome Diagnostics, Inc. (“Personal Genome Diagnostics”) and Foundation Medicine in the United States District Court for the District of Delaware,

alleging that each has infringed a patent relating to our Digital Sequencing technology. The Company subsequently amended its original complaints in each case to assert infringement of three additional patents relating to its Digital Sequencing technology. In each lawsuit, the Company is seeking compensatory damages, injunctive relief and attorneys’ fees. In March 2018, Personal Genome Diagnostics filed two petitions for post-grant review with the PTAB, challenging the patentability of two of the asserted patents.
In the first quarter of 2018, the Company settled a commercial legal dispute. In connection with the settlement, the Company received a payment of $4.25 million, which was reported as other income in the condensed consolidated statements of operations for the six months ended June 30, 2018.

9.	Common Stock
Common stockholders are entitled to dividends if and when declared by the Company’s Board of Directors (the “Board of Directors”) subject to the prior rights of the preferred stockholders. As of December 31, 2017 and June 30, 2018, no dividends on common stock had been declared by the Board of Directors.
Common stock has been reserved for the following potential future issuances:

	December 31, 2017	June 30, 2018
		(unaudited)
Conversion of outstanding convertible preferred stock	78,970,767	78,970,767
Shares underlying outstanding stock options	10,017,897	9,958,587
Shares available for future stock option grants	2,302,241	1,531,324
Exercise and conversion of preferred stock warrants	10,351	10,351
Exercise of common stock warrants	425,248	366,104
Total	91,726,504	90,837,133

Repurchase of Common Stock
In April 2018, the Company repurchased 41,276 shares of outstanding common stock from certain employees at $7.97 per share for total consideration of $329,000. These shares were repurchased at a price that exceeded the fair value of the shares. The difference between the repurchase amount and the fair value of these shares were recorded as compensation expense of $157,000.

10.	Warrants
In connection with a bank loan agreement with a financial institution in September 2013, the Company issued warrants to purchase 5,386 shares of Series A convertible preferred stock at an exercise price of $0.93 per share. In October 2014, the Company issued additional warrants to the same financial institution to purchase 4,965 shares of Series B convertible preferred stock at an exercise price of $3.16 per share. Both preferred stock warrants expire in ten years from issuance and are outstanding as of December 31, 2017 and June 30, 2018. These preferred stock warrants, if not previously exercised, will be converted to warrants to purchase common stock upon the consummation of an IPO.
In 2012, the Company issued to investors warrants to purchase 671,980 shares of common stock. The exercise price of the warrants is $0.10 per share and the warrants have a contractual term through September 2023. For the six months ended June 30, 2018, 59,144 shares were issued upon the exercise of warrants. No warrants to purchase common stock was exercised during the six months ended June 30, 2017. As of December 31, 2017 and June 30, 2018, warrants to purchase 425,248 and 366,104 shares of common stock, respectively, remained outstanding. These common stock warrants, if not previously exercised, will terminate upon the consummation of an IPO.

11.	Convertible Preferred Stock
In May 2017, in accordance with the certificate of incorporation then in effect, the Company adjusted the conversion price of Series D convertible preferred stock from $7.4767 per share to $7.2547 per share. The Company accounted for the transaction as a modification. A deemed dividend of $1.1 million, calculated as the additional 343,398 shares of Series D convertible preferred stock to be received after the conversion ratio adjustment, multiplied by the then current fair value of the Company’s common stock, was reported as an increase to net loss attributable to common stockholders for the six months ended June 30, 2017.
The Company’s convertible preferred stock consisted of the following:

	December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
			(in thousands)
Series A	9,935,864	9,263,558	$8,598	$8,531
Series B	10,320,952	10,297,182	32,490	32,428
Series C	8,873,996	8,873,996	55,999	55,921
Series D	11,222,041	11,222,041	83,904	83,559
Series E	39,751,611	38,970,592	320,419	319,535
Total convertible preferred stock	80,104,464	78,627,369	$501,410	$499,974

	June 30, 2018
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
	(unaudited)
			(in thousands)
Series A	9,935,864	9,263,558	$8,598	$8,531
Series B	10,320,952	10,297,182	32,490	32,428
Series C	8,873,996	8,873,996	55,999	55,921
Series D	11,222,041	11,222,041	83,904	83,559
Series E	39,751,611	38,970,592	320,419	319,535
Total convertible preferred stock	80,104,464	78,627,369	$501,410	$499,974

12.	Stock-Based Compensation
Stock Option Activity
A summary of the Company’s stock option activity under the 2012 Plan and related information is as follows:

		Options Outstanding
	Shares Available for Grant	Shares Subject to Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
Balance as of December 31, 2017	2,302,241	10,017,897	$2.68	7.2	$7,595
Granted (unaudited)	(1,559,082)	1,559,082	4.00
Exercised (unaudited)	—	(831,894)	2.09
Canceled (unaudited)	786,498	(786,498)	2.91
Repurchase of early exercised shares (unaudited)	1,667	—
Balance as of June 30, 2018 (unaudited)	1,531,324	9,958,587	$2.92	6.9	$23,904
Vested and Exercisable as of June 30, 2018 (unaudited)		3,412,836	$2.38	6.3	$10,023

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The total intrinsic value of the options exercised during the six months ended June 30, 2017 and 2018 was $247,000 and $1.8 million, respectively.
The weighted-average grant date fair value of options granted during the six months ended June 30, 2017 and 2018 was $2.06 and $2.99 per share, respectively.
Future stock-based compensation for unvested options granted to employees as of December 31, 2017 and June 30, 2018 was $15.0 million and $13.7 million, which is expected to be recognized over a weighted-average period of 2.9 and 3.0 years, respectively.
Stock‑Based Compensation Expense
The following table presents the effect of employee and non‑employee option-related stock‑based compensation expense:

	Six Months Ended June 30
	2017	2018
	(unaudited)
	(in thousands)
Cost of precision oncology testing	$129	$142
Research and development expense	290	418
Sales and marketing expense	540	633
General and administrative expense	331	1,264
Total stock-based compensation expense	$1,290	$2,457

Valuation of Stock Options
The grant date fair value of employee stock options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Six Months Ended June 30,
	2017	2018
(unaudited)
Expected term (in years)	6.02 – 6.08	5.01 – 6.09
Expected volatility	74.7% – 74.9%	80.8% – 83.6%
Risk-free interest rate	1.9% – 1.9%	2.5% – 2.9%
Expected dividend yield	—%	—%

The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of the Company’s common stock, as well as assumptions regarding a number of variables that are complex, subjective and generally require significant judgment to determine. The valuation assumptions were determined as follows:
Fair Value of Common Stock
The grant date fair value of the Company’s common stock has been determined by the Company’s Board of Directors with the assistance of management and an independent third-party valuation specialist. The grant date fair value of the Company’s common stock was determined using valuation methodologies which utilizes certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate and an assumption for a discount for lack of marketability (Level 3 inputs). In determining the fair value of the Company’s common stock, the methodologies used to estimate the enterprise value of the Company were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Expected Term
The expected term represents the period that the options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.
Expected Volatility
The Company derived the expected volatility from the average historical volatilities over a period approximately equal to the expected term of comparable publicly traded companies within its peer group that were deemed to be representative of future stock price trends as the Company does not have any trading history for its common stock. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.
Risk-Free Interest Rate
The risk-free interest rate is based on the U.S. Treasury rate, with maturities similar to the expected term of the stock options.
Expected Dividend Yield
The Company does not anticipate paying any dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero.

Valuation of Stock Option Grants to Non-Employees
Total options outstanding as of December 31, 2017 and June 30, 2018 included 883,439 and 759,063 shares of options, respectively, that were granted to non-employees, of which no shares and 22,812 shares were granted during the six months ended June 30, 2017 and 2018, respectively. Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock option is earned and the services are rendered. The fair value of stock options granted to non-employees was estimated on the date of grant using the Black-Scholes option pricing model. The valuation assumptions used were substantially consistent with the assumption used to value the employee options with the exception of the expected term which was based on the contractual term of the award. The fair value of the stock options granted to non-employees is calculated at each reporting date using the Black-Scholes options-pricing model with the following assumptions:

Six Months Ended June 30, 2018
(unaudited)
Expected term (in years)	5.6 – 10.0
Expected volatility	79.4% – 87.0%
Risk-free interest rate	2.3% – 3.0%
Expected dividend yield	—%

Stock-based compensation related to grant of options to non-employees for the six months ended June 30, 2017 and 2018 was $156,000 and $225,000, respectively.
Liabilities for Early Exercise of Employee Options
The Company allowed certain stock option holders to exercise unvested options to purchase shares of common stock. Shares received from such early exercises are subject to repurchase in the event of the optionee’s employment termination, at the original issuance price, until the options are fully vested. As of December 31, 2017 and June 30, 2018, 25,210 and 60,000 shares of common stock were subject to repurchase at weighted-average prices of $2.08 and $3.44 per share, respectively. As of June 30, 2018, the cash proceeds received for unvested shares of common stock of $206,000 was recorded within long-term liabilities on the condensed consolidated balance sheet. As of December 31, 2017, the cash proceeds received for unvested shares of common stock recorded within other current and long-term liabilities on the condensed consolidated balance sheet were insignificant. The shares issued pursuant to unvested options have been included in shares issued and outstanding on the condensed consolidated balance sheet and condensed consolidated statement of redeemable noncontrolling interest and stockholders’ equity as such shares are considered legally outstanding.

13.	Net Loss and Pro Forma Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of the basic and diluted net loss per share attributable to common stockholders:

	Six Months Ended June 30,
	2017	2018
	(unaudited)
	(in thousands, except per share data)
Net loss	$(39,571)	$(35,483)
Deemed dividend related to change in conversion rate of Series D convertible preferred stock	(1,058)	—
Net loss attributable to common stockholders, basic and diluted	$(40,629)	$(35,483)
Net loss per share attributable to common stockholders, basic and diluted	$(2.27)	$(2.15)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,923	16,475

Since the Company was in a loss position for all periods presented, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders, as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive. The following weighted-average common stock equivalents were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods presented as they had an anti-dilutive effect:

	Six Months Ended June 30,
	2017	2018
	(unaudited)
	(in thousands)
Convertible preferred stock (on an as if converted basis)	44,633	78,971
Stock options issued and outstanding	4,834	9,965
Preferred stock warrants (on an as if converted basis)	10	10
Common stock warrants	546	401
Common stock subject to repurchase	46	52
Total	50,069	89,399

Unaudited Pro Forma Net Loss Per Share
The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share attributable to common stockholders:

Six Months Ended June 30, 2018
(unaudited)
(in thousands, except per share data)
Numerator:
Pro forma net loss attributable to common stockholders, basic and diluted	$(35,483)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	16,475
Weighted-average shares of common stock issued upon assumed conversion of convertible preferred stock in an IPO	78,971
Weighted-average shares of common stock issued upon assumed exercise of common stock warrants prior to an IPO	401
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	95,847
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.37)

14.	Segment and Geographic Information
The following table sets forth the Company’s revenue by geographic areas based on the customers’ locations:

	Six Months Ended June 30,
	2017	2018
	(unaudited)
	(in thousands)
United States	$16,617	$29,457
International(1)	2,091	6,617
Total revenue	$18,708	$36,074

(1)	No single country outside of the United States accounted for more than 10% of total revenue during the six months ended June 30, 2017 and 2018.
As of December 31, 2017 and June 30, 2018, all of the Company’s long-lived assets are located in the United States.

15.	Related Party Transactions
As further discussed in Note 3, in connection with SoftBank’s purchase of its Series E convertible preferred stock, the Company entered into a joint venture agreement with an entity affiliated with SoftBank, a related party, in May 2017 and formed the Joint Venture in May 2018. As of June 30, 2018, the Joint Venture had a receivable balance of $461,000 from an entity affiliated with SoftBank in relation to the pre-operating activities in its Japan branch office.

The Company recognized revenue of $316,000 in the six months ended June 30, 2017, from an entity affiliated with a member of the Company’s Board of Directors, who serves on the board of both the aforementioned entity and the Company. The individual was appointed to the Company’s board in January 2017.

16.	Subsequent Events
In September 2018, the Company’s Board of Directors approved an Amended and Restated Certificate of Incorporation. Further, the Board adopted and approved the 2018 Incentive Award Plan and the 2018 Employee Stock Purchase Plan, both of which are effective as of the day prior to the Company’s public trading date. The aggregate number of shares that may be issued under the 2018 Employee Stock Purchase Plan shall be 922,250 shares. On the first day of each calendar year beginning on January 1, 2019 and ending on and including January 1, 2028, the number of shares available for issuance under the plan shall be increased by the least of (a) 1,106,700 shares, (b) 1% of the shares outstanding (on an as converted basis) on the last day of the immediately preceding calendar year, and (c) such smaller number of shares as determined by the Board.

              shares

Common stock

Prospectus

J.P. Morgan		BofA Merrill Lynch

Cowen	Leerink Partners	William Blair

             , 2018

Part II
Information not required in prospectus
Item 13. Other expenses of issuance and distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission, or the SEC, registration fee, the Financial Institution Regulatory Association, or FINRA, filing fee and the Nasdaq Global Select Market, or Nasdaq, listing fee.

Item	Amount paid or to be paid
SEC registration fee		$12,450
FINRA filing fee		15,500
Nasdaq listing fee		125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer Agent fees and expenses		2,500
Miscellaneous expenses		*
Total	$	*

*	To be completed by amendment
Item 14. Indemnification of directors and officers.
Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated bylaws provide that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.
Item 15. Recent sales of unregistered securities.
Since August 1, 2015, we have made sales of the following unregistered securities:
(a) Issuances of Capital Stock:

1.
From May 2017 to October 2017, we issued and sold an aggregate of 38,970,592 shares of our Series E convertible preferred stock at an average price per share of $8.2221, for aggregate gross consideration of approximately $320.4 million.

2.	On February 7, 2017, we issued an aggregate of 141,774 shares of our Series D convertible preferred stock pursuant to a license agreement we entered into with KeyGene N.V.

3.
From December 2015 to March 2016, we issued and sold an aggregate of 11,080,267 shares of our Series D convertible preferred stock at a price per share of $7.4767 per share for aggregate gross consideration of approximately $82.8 million.

4.	Since September 1, 2015, we have issued an aggregate of 203,520 shares of common stock upon the exercise of common stock warrants, for aggregate cash consideration of approximately $20,350.
No underwriters were involved in the foregoing issuances of securities. The securities described in paragraphs (a)(1) through (3) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
(b) Grants of Stock Options:
Since September 1, 2015, we have granted stock options to purchase an aggregate of 11,208,020 shares of our common stock at a weighted-average exercise price of $3.39 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons.
Since September 1, 2015, we have issued an aggregate of 2,060,707 shares of common stock to our employees, consultants and directors upon their exercise of stock options, for aggregate cash consideration of approximately $3.6 million.
The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this paragraph (b) were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.
Item 16. Exhibits and financial statement schedules
(a) Exhibits. The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant, currently in effect
3.1(a)	Certificate of Amendment No. 1 to Amended and Restated Certificate of Incorporation of the Registrant, dated September 7, 2018
3.1(b)**	Certificate of Amendment No. 2 to Amended and Restated Certificate of Incorporation of the Registrant, dated , 2018
3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to become effective upon closing of this offering
3.3*	Amended and Restated Bylaws of the Registrant, currently in effect
3.4*	Form of Amended and Restated Bylaws of the Registrant, to become effective upon closing of this offering
4.1*	Form of Common Stock Purchase Warrant of the Registrant
4.2*	Warrant to Purchase Series A Preferred Stock
4.3*	Second Warrant to Purchase Series B Preferred Stock

5.1**	Opinion of Latham & Watkins LLP
10.1*	Amended and Restated Investors’ Rights Agreement, dated May 9, 2017, by and among the Registrant and the investors listed therein
10.2*	Lease, dated November 1, 2014, by and between the Registrant and Metropolitan Life Insurance Company
10.2(a)*	First Amendment to Lease, dated October 17, 2017, by and between the Registrant and Metropolitan Life Insurance Company
10.3#*	Amended and Restated 2012 Stock Plan of the Registrant
10.4#*	Form of Notice of Stock Option Grant and Stock Option Agreement under the Registrant’s Amended and Restated 2012 Stock Plan
10.5§*	SoftBank Vision Fund (AIV M1) L.P., as assignee from SoftBank Group Capital Limited
10.6§*	Patent License Agreement, dated January 1, 2017, by and between the Registrant and KeyGene N.V.
10.7§*	Supply Agreement, dated September 15, 2014, by and between the Registrant and Illumina, Inc.
10.7(a)§*	Amendment to Supply Agreement, dated August 11, 2015, by and between the Registrant and Illumina, Inc.
10.7(b)§*	Amendment #2 to Supply Agreement, dated December 24, 2016, by and between the Registrant and Illumina, Inc.
10.7(c)§*	Amendment #3 to Supply Agreement, dated August 14, 2017, by and between the Registrant and Illumina, Inc.
10.7(d)§*	Amendment #4 to Supply Agreement, dated June 26, 2018, by and between the Registrant and Illumina, Inc.
10.8	Form of Indemnification Agreement between the Registrant and its directors and officers
10.9#**	Form of the Registrant’s 2018 Incentive Award Plan
10.10#	Form of Amended and Restated Offer Letter Agreement, by and between the Registrant and Ian Clark
10.11#	Form of Amended and Restated Offer Letter Agreement, by and between the Registrant and Stanley Meresman
21.1*	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney
99.1*	Consent of Dipchand Nishar to be Named as a Director Nominee

*	Previously filed.

**	To be filed by an amendment.

#	Indicates management contract or compensatory plan.

§	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the SEC.
(b) Financial statement schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.
Item 17. Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on September 18, 2018.

Guardant Health, Inc.

By:	/s/ Helmy Eltoukhy
Name:	Helmy Eltoukhy
Title:	Chief Executive Officer
Signatures and power of attorney
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Helmy Eltoukhy	Chief Executive Officer (Principal Executive Officer) and Director	September 18, 2018
Helmy Eltoukhy

/s/ Derek Bertocci	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	September 18, 2018
Derek Bertocci

*	President, Chief Operating Officer and Chairman of the Board of Directors	September 18, 2018
AmirAli Talasaz

*	Director	September 18, 2018
Ian Clark

*	Director	September 18, 2018
Aaref Hilaly

*	Director	September 18, 2018
Samir Kaul

*	Director	September 18, 2018
Stanley Meresman

*By:	/s/ Helmy Eltoukhy
Helmy Eltoukhy
Attorney-in-Fact